As filed with the Securities and Exchange Commission on August 1, 2005

                                                         File Nos. 333-126384
                                                                   811-21781


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             / X /
                                                                     ---


                           Pre-Effective Amendment No.  1           / X /
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                           Post-Effective Amendment No. ___         /___/

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     / X /
                                                                     ---


                           Amendment No. 1                          / X /
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                        (Check appropriate box or boxes)

                           PIONEER SERIES TRUST IV
               (Exact Name of Registrant as Specified in Charter)

                  60 State Street, Boston, Massachusetts 02109
              (Address of Principal Executive Offices) (Zip Code)

       Registrant's Telephone Number, including Area Code: (617) 742-7825

           Dorothy E. Bourassa, Secretary, Pioneer Series Trust IV,
                  60 State Street, Boston, Massachusetts 02109
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                                                                  [Pioneer logo]




Pioneer
Government Income Fund
                                             Class A, Class B and Class C Shares
                                                           Prospectus, [ , 2005]
























                                 Contents


                                 Basic information about the fund              X
                                 Management                                    X
                                 Buying, exchanging and selling shares         X
                                 Dividends, capital gains and taxes            X
                                 Financial highlights                          X


                                 Neither the Securities and
                                 Exchange Commission nor any
                                 state securities agency has
                                 approved the fund's shares or
                                 determined whether this
                                 prospectus is accurate or
                                 complete. Any representation
                                 to the contrary is a crime.

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An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
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Contact your investment professional to discuss how the fund fits into your portfolio.
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Basic information about the fund

Investment objective
Current income as is consistent with preservation of capital.

Principal investment strategies

Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in U.S. government securities, and repurchase agreements and "when-issued" commitments with respect to these securities.

U.S. government securities include U.S. Treasury obligations, such as bills, bonds and notes, and obligations issued or guaranteed by U.S. government agencies or instrumentalities. Securities in which the fund may invest include:

o U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance, including U.S. Treasury bills (maturities of one year or less), U.S. Treasury notes (maturities of one to 10 years), and U.S. Treasury bonds (generally maturities greater than 10 years)
o Obligations issued by or guaranteed as to principal and interest by the U.S. Treasury and certain agencies and instrumentalities of the U.S. government, such as Government National Mortgage Association ("GNMA") certificates and Federal Housing Administration ("FHA") debentures, for which the U.S. Treasury unconditionally guarantees payment of principal and interest
o Obligations of issuers which have a form of credit support from the U.S. government, including securities of (i) the Federal Home Loan Banks ("FHLBs"), which are supported by the right of the issuer to borrow from the U.S. Treasury; (ii) the Federal National Mortgage Association ("FNMA"), which is supported by the authorization of the Treasury to purchase securities from FNMA; (iii) the Federal Farm Credit Banks ("FFCBs") and the Tennessee Valley Authority ("TVA"), which are supported only by the credit of the issuer; and (iv) the Private Export Funding Corporation ("PEFCO"), which may be guaranteed by the Export-Import Bank of the U.S. ("Exim Bank"), an agency of the U.S.

The fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets as described above.

The fund's investments may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment-in-kind and auction rate features. The fund may invest in securities with a broad range of maturities and maintains an average portfolio maturity which varies based upon the judgment of Pioneer.

Pioneer Investment Management, Inc., the fund's investment adviser, considers both broad economic factors and issuer specific factors in selecting a portfolio designed to achieve the fund's investment objective. In assessing the appropriate maturity and sector weighting of the fund's portfolio, Pioneer considers a variety of factors that are expected to influence economic activity and interest rates. These factors include fundamental economic indicators, such as the rates of economic growth and inflation, Federal Reserve monetary policy and the relative value of the U.S. dollar compared to other currencies. Once Pioneer determines the preferable portfolio characteristics, Pioneer selects individual securities based upon the terms of the securities (such as yields compared to U.S. Treasuries or comparable issues), and sector and issuer diversification.

Mortgage-backed securities
The fund may invest in mortgage-backed securities issued by agencies or instrumentalities of the U.S. government. These securities represent direct or indirect participation in, or are collateralized by and payable from, mortgage loans secured by real estate. Certain debt instruments may only pay principal at maturity or may only represent the right to receive payments of principal or payments of interest on underlying pools of mortgage or government securities, but not both. The value of these types of instruments may change more drastically than debt securities that pay both principal and interest during periods of changing interest rates. Principal only mortgage-backed securities generally increase in value if interest rates decline, but are also subject to the risk of prepayment. Interest only instruments generally increase in value in a rising interest rate environment when fewer of the underlying mortgages are prepaid, but remain subject to prepayment risk, which would result in a loss of any expected interest payments, even though there is no default on the underlying financial asset.

Repurchase agreements
Repurchase agreements are arrangements under which the fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the fund's purchase price, with the difference being income to the fund. The other party's obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Repurchase agreements afford the fund an opportunity to earn income on temporarily available cash at low risk. However, in the event that the other party to the repurchase agreement defaults on its obligations, the fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. In addition, if the fund is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

"When-Issued" securities
The fund may purchase and sell securities, including mortgaged-backed securities, on a when-issued or delayed delivery basis. These transactions arise when securities are purchased or sold by the fund with payment and delivery taking place at a fixed future date. The fund will not earn income on these securities until delivered. The fund may engage in these transactions when it believes they would result in a favorable price and yield for the security being purchased or sold. The market value of when-issued or delayed delivery transactions may increase or decrease as a result of changes in interest rates. These transactions involve risk of loss if the value of the underlying security changes unfavorably before the settlement date. There is also a risk that the other party to the transaction will default on its obligation to purchase or sell the security, which may result in the fund missing the opportunity to obtain a favorable price or yield elsewhere.

In making portfolio decisions, Pioneer relies on the knowledge, experience and judgment of its staff who have access to a wide variety of research.

Principal risks of investing in the fund

Even though the fund seeks a high level of current income and preservation of capital, you could lose money on your investment or not make as much as if you invested elsewhere if:

|X| Interest rates go up causing the value of the fund's investments to decline |X| During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk

|X| During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security's duration (the estimated period until the security is paid in full) and reduce the value of the security. This is known as extension risk
|X| Pioneer's judgment about the attractiveness, relative value or potential appreciation of a particular sector, security or investment strategy proves to be incorrect

Government sponsored entities such as the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Banks (FHLBs), although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government.

To the extent the fund invests significantly in mortgage-backed securities, its exposure to prepayment and extension risks may be greater than other investments in fixed income securities.

Basic information about the fund

The fund's past performance
The bar chart and table indicate the risks of investing in the fund by showing how the fund has performed in the past. The fund's performance will vary from year to year.

Pursuant to an agreement and plan of reorganization, the fund acquired the assets and liabilities of AmSouth Government Income Fund (the predecessor fund) on [ , 2005.] In the reorganization, the predecessor fund exchanged all of its assets for shares of the fund. The predecessor fund offered classes of shares similar to the fund's Class A and B shares. As a result of the reorganization, the fund is the accounting successor of the predecessor fund. The performance of the Class A and Class B shares of the fund includes the performance of the predecessor fund's Class A and Class B shares prior to the reorganization, which has been restated to reflect differences in any applicable sales charges (but not differences in expenses). Class C shares have not previously been offered. The performance of the Class C shares is based upon the performance of the fund's Class B shares (without sales charge). The historical performance of the Class C shares has been restated to reflect the fund's Class C shares distribution (Rule 12b-1) fees and the absence of a sales charge of a Class C share.

The fund's past performance does not necessarily indicate how it will perform in the future. As a shareowner, you may lose or make money on your investment.
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Fund performance

The chart shows the performance of the fund's Class A shares for each of the past 10 calendar years. Class B and Class C shares will have different performance. The chart does not reflect any sales charge you may pay when you buy or sell fund shares. Any sales charge will reduce your return.

Annual return Class A shares
(Year ended December 31)

'95      14.38%
'96      4.07%
'97      9.35%
'98      7.14%
'99      0.63%

'00      10.67%
'01      7.01%
'02      8.70%
'03      1.46%
'04      0.60%
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The highest calendar quarterly return was 4.54% (3/31/95 to 6/30/95) The lowest calendar quarterly return was -1.77% (3/31/04 to 6/30/04)

Comparison with Lehman Brothers Government Bond Index

The table shows the average annual total returns for each class of the fund over time and compares these returns to the returns of the Lehman Brothers Government Bond Index. This index is a measure of the performance of U.S. Treasury debt, all publicly issued debt of U.S. government agencies and quasi-federal corporations, and corporate debt guaranteed by the U.S. government.

Unlike the fund, the index is not managed and does not incur expenses. The table:
   o Reflects sales charges applicable to the class

   o Assumes that you sell your shares at the end of the period

   o Assumes that you reinvest all of your dividends and distributions

Average annual total return (%)
(for periods ended December 31, 2004)*


                            1 Year              5 Years             10 Years            Inception
                                                                                        Date(1)
Class A                                                                                 10/1/93
Return before taxes         -1.72%              5.12%               6.06%
Return after taxes
on distributions            -3.25%              3.16%               3.84%
Return after taxes
on distributions
and sale of shares          -1.13%              3.19%               3.81%
Class B                                                                                 3/13/00
Return before taxes         -3.25%              4.88%               5.58%
Class C                                                                                 xx/xx/05
Return before taxes         %                   %                   %
Lehman Mortgage Index
(reflects no
deduction for fees,
expenses or taxes)          4.70%               7.17%               7.56%

1 Class A shares were first offered on October 1, 1993. Performance for the Class B shares, which were first offered on March 13, 2000, is based on the historical performance of the fund's Class A shares (without sales charge) prior to that date. The historical performance of the Class B shares has been restated to reflect the fund's Class B shares distribution (Rule 12b-1) fees and the CDSC. Performance of the Class C shares, which has not previously been offered, is based upon the performance of the fund's Class B shares (without sales charge). The historical performance of the Class C shares has been restated to reflect the fund's Class C shares distribution (Rule 12b-1) fees and the absence of a sales charge of a Class C share.

Fees and expenses
      This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareowner fees
paid directly from your investment                    Class A           Class B           Class C

Maximum sales charge (load) when you buy shares
as a percentage of offering price                     4.50%             None              None

Maximum deferred sales charge (load) as a percentage
of offering price or the amount you receive when
you sell shares, whichever is less                    None(1)           4.00%             None


Annual fund operating expenses
paid from the assets of the fund
as a percentage of average daily net assets           Class A           Class B           Class C
Management Fee                                        0.50%              0.50%             0.50%
Distribution and Service (12b-1) Fee                  0.25%              1.00%              1.00%
Other Expenses(2)                                     0.21%              0.25%             -
Total Annual Fund Operating Expenses(3)               0.96%              1.75%             -

1 Purchases of $1 million or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%. See "Buying, exchanging and selling shares."

2    Other expenses are based on estimated amounts for the current fiscal year.

3 The fund's total annual operating expenses in the table have not been reduced by any expense offset arrangements.

 Example
This example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. It assumes that: a) you invest $10,000 in the fund for the time periods shown, b) you reinvest all dividends and distributions, c) your investment has a 5% return each year, and d) the fund's gross operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:


               If you sell your shares                                           If you do not sell your shares
                                                    Number of years you own your shares
               1           3            5         10           1             3          5         10
    Class A    $           $           $          $            $           $          $           $
    Class B
    Class C

Non-principal investment strategies and related risks

As discussed, the fund invests in U.S. government securities, and repurchase agreements and "when-issued" commitments with respect to these securities.

This section describes additional investments that the fund may make or strategies that it may pursue to a lesser degree to achieve the fund's goal. Some of the fund's secondary investment policies also entail risks. To learn more about these investments and risks, you should obtain and read the statement of additional information (SAI).

Cash management and temporary investments
Normally, the fund invests substantially all of its assets to meet its investment objective. The fund may invest the remainder of its assets in securities with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. During such periods, the fund may not be able to achieve its investment objective.

Short-term trading
The fund usually does not trade for short-term profits. The fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets the fund's investment criteria. If the fund does a lot of trading, it may incur additional operating expenses, which would reduce performance, and could cause shareowners to incur a higher level of taxable income or capital gains.

Derivatives
The fund may use futures and options on securities, indices and other derivatives. A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Although there is no specific limitation on investing in derivatives, the fund does not use derivatives as a primary investment technique and generally limits their use to hedging. However, the fund may use derivatives for a variety of non-principal purposes, including:
   |X|As a hedge against adverse changes in interest rates
   |X|As a substitute for purchasing or selling securities
   |X|To increase the fund's return as a non-hedging strategy that may be considered speculative

Even a small investment in derivatives can have a significant impact on the fund's exposure to interest rates. If changes in a derivative's value do not correspond to changes in the value of the fund's other investments, the fund may not fully benefit from or could lose money on the derivative position. In addition, some derivatives involve risk of loss if the person who issued the derivative defaults on its obligation. Certain derivatives may be less liquid and more difficult to value. The fund will only invest in derivatives to the extent Pioneer believes these investments do not prevent the fund from seeking its investment objective.

Management

Pioneer, the fund's investment adviser,
selects the fund's investments and oversees the fund's operations.

Pioneer is an indirect, wholly owned subsidiary of UniCredito Italiano S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. As of March 31, 2005, assets under management were approximately $176 billion worldwide, including over $43 billion in assets under management by Pioneer.

Investment adviser
Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.
The firm's U.S. mutual fund investment history includes creating in 1928 one of the first mutual funds.

Pioneer has received an order from the Securities and Exchange Commission that permits Pioneer, subject to the approval of the fund's Board of Trustees, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval. Pioneer retains the ultimate responsibility to oversee and recommend the hiring, termination and replacement of any subadviser. To the extent that the Securities and Exchange Commission adopts a rule that would supersede the order, Pioneer and the fund intend to rely on such rule to permit Pioneer, subject to the approval of the fund's Board of Trustees and any other applicable conditions of the rule, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval.

Portfolio management

Day-to-day management of the fund's portfolio is the responsibility of Richard Schlanger. Mr. Schlanger is supported by the fixed income team. Members of this team manage other Pioneer funds investing primarily in fixed income securities. The portfolio manager and the team also may draw upon the research and investment management expertise of the global research team, which provides fundamental research on companies and includes members from Pioneer's affiliate, Pioneer Investment Management Limited. Mr. Schlanger joined Pioneer as a portfolio manager in 1988 after spending 12 years with Irving Trust Company in New York, where he had overall responsibility for managing nearly $1.5 billion in fixed income assets.

The fund's statement of additional information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares of the fund.

Management fee
The fund pays Pioneer a fee for managing the fund and to cover the cost of providing certain services to the fund. Pioneer's annual fee is equal to 0.50% of the fund's average daily net assets. The fee is computed daily and paid monthly.

Distributor and transfer agent
Pioneer Funds Distributor, Inc. is the fund's distributor. Pioneer Investment Management Shareholder Services, Inc. is the fund's transfer agent. The fund compensates the distributor and transfer agent for their services. The distributor and the transfer agent are affiliates of Pioneer.

Disclosure of portfolio holdings
The fund's policies and procedures with respect to disclosure of the fund's portfolio securities are described in the statement of additional information and on Pioneer's website at www.pioneerfunds.com.

Buying, exchanging and selling shares

Net asset value

The fund's net asset value is the value of its portfolio of securities plus any other assets minus its operating expenses and any other liabilities. The fund calculates a net asset value for each class of shares every day the New York Stock Exchange is open when regular trading closes (normally 4:00 p.m. Eastern time).

The fund generally values its portfolio securities using closing market prices or readily available market quotations. When closing market prices or market quotations are not available or are considered by Pioneer to be unreliable, the fund uses a security's fair value. All methods of determining the value of a security used by the fund, including those discussed below, on a basis other than market value, are forms of fair value. All valuations of securities on a fair value basis are made pursuant to procedures adopted by the Board of Trustees. The use of fair value pricing by the fund may cause the net asset value of its shares to differ from the net asset value that would be calculated only using market prices. For market prices and quotations, as well as for some fair value methods, the fund relies upon securities prices provided by pricing services.

The fund uses the fair value of a security, including a non-U.S. security, when Pioneer determines that the closing market price on the primary exchange where the security is traded no longer accurately reflects the value of the security at the time the fund calculates its net asset value. Certain types of securities, including those discussed in this paragraph, are priced using fair value rather than market prices. The fund uses a pricing matrix to determine the value of fixed income securities that do not trade daily. A pricing matrix is a means of valuing a debt security on the basis of current market prices for other debt securities and historical trading patterns in the market for fixed income securities. The fund values cash equivalent securities with remaining maturities of 60 days or less at amortized cost. To the extent that the fund invests in the shares of other registered open-end investment companies that are not traded on an exchange (mutual funds), such shares are valued at their published net asset values per share as reported by the funds. The prospectuses of these funds explain the circumstances under which the funds will use fair value pricing and the effects of using fair value pricing.

You buy or sell shares at the share price. When you buy Class A shares, you pay an initial sales charge unless you qualify for a waiver or reduced sales charge. When you sell Class B or Class C shares, you may pay a contingent deferred sales charge depending on how long you have owned your shares.

Choosing a class of shares

The fund offers three classes of shares through this prospectus. Each class has different sales charges and expenses, allowing you to choose the class that best meets your needs.

Factors you should consider include:
|X| How long you expect to own the shares
|X| The expenses paid by each class
|X| Whether you qualify for any reduction or waiver of sales charges

Your investment professional can help you determine which class meets your goals. Your investment firm may receive different compensation depending upon which class you choose. If you are not a U.S. citizen and are purchasing shares outside the U.S., you may pay different sales charges under local laws and business practices.

Distribution plans
The fund has adopted a distribution plan for each class of shares offered through this prospectus in accordance with Rule 12b-1 under the Investment Company Act of 1940. Under each plan the fund pays distribution and service fees to the distributor. Because these fees are an ongoing expense of the fund, over time they increase the cost of your investment and your shares may cost more than shares that are subject to other types of sales charges.

Additional dealer compensation
The distributor or its affiliates may pay additional compensation, out of their own assets, to certain brokerage firms and other intermediaries or their affiliates, based on sales or assets attributable to the firm, or such other criteria agreed to by the distributor. The firms to which payments may be made are determined by the distributor. These payments may provide an incentive, in addition to any sales charge, to these firms to actively promote the Pioneer funds or cooperate with the distributor's promotional efforts.

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Share price
The net asset value per share calculated on the day of your transaction, adjusted for any applicable sales charge.
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Comparing classes of shares

Class A
Class B
Class C

Why you might prefer each class
Class A shares may be your best alternative if you prefer to pay an initial sales charge and have lower annual expenses, or if you qualify for any reduction or waiver of the initial sales charge.

You may prefer Class B shares if you do not want to pay an initial sales charge, or if you plan to hold your investment for at least five years.

You may prefer Class C shares if you do not wish to pay an initial sales charge and you would rather pay higher annual expenses over time.

Initial sales charge
Up to 4.50% of the offering price, which is reduced or waived for large purchases and certain types of investors. At the time of your purchase, your investment firm may receive a commission from the distributor of up to 5%, declining as the size of your investment increases.

None

None.

Contingent deferred sales charges
None, except in certain circumstances when the initial sales charge is waived. Additionally, purchases of $1 million or more and purchases of participants in certain group plans may be subject to 1%.

Up to 4% is charged if you sell your shares. The charge is reduced over time and not charged after five years. Your investment firm may receive a commission from the distributor at the time of your purchase of up to 4%.

A 1% charge if you sell your shares within one year of purchase. Your investment firm may receive a commission from the distributor at the time of your purchase of up to 1%.

Distribution and service fees
Up to 0.25% of average daily net assets.

Up to 1% of average daily net assets.

Up to 1% of average daily net assets.

Annual expenses (including distribution and service fees)
Lower than Class B or Class C.

Higher than Class A shares; Class B shares convert to Class A shares after eight years.

Higher than Class A shares; Class C shares do not convert to any other class of shares. You continue to pay higher annual expenses.

Exchange privilege
Class A shares of other Pioneer mutual funds.

Class B shares of other Pioneer mutual funds.

Class C shares of other Pioneer mutual funds.

Maximum purchase amount (per transaction)
None

$49,999

$999,999

Sales charges: Class A shares

You pay the offering price when you buy Class A shares unless you qualify to purchase shares at net asset value. You pay a lower sales charge as the size of your investment increases. You do not pay a sales charge when you reinvest dividends or capital gain distributions paid by the fund. You do not pay a contingent deferred sales charge when you sell shares purchased through reinvestment of dividends or capital gain distributions.

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Offering price
The net asset value per share plus any initial sales charge.
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Sales charges for Class A shares
                                                  Sales charge as % of
                                              ------------------------
                                              Offering      Net amount
Amount of purchase                               price        invested
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Less than $100,000                                4.50            4.71
.......................................................................
$100,000 but less than $250,000                   3.50            3.63
.......................................................................
$250,000 but less than $500,000                   2.50            2.56
.......................................................................
$500,000 but less than $1 million                 2.00            2.04
.......................................................................
$1 million or more                                 -0-             -0-
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The dollar amount of the sales charge is the difference between the offering price of the shares purchased (based on the applicable sales charge in the table) and the net asset value of those shares. Since the offering price is calculated to two decimal places using standard rounding methodology, the dollar amount of the sales charge as a percentage of the offering price and of the net amount invested for any particular purchase of fund shares may be higher or lower due to rounding.


Reduced sales charges
You may qualify for a reduced Class A sales charge if you own or are purchasing shares of Pioneer mutual funds. The investment levels required to obtain a reduced sales charge are commonly referred to as "breakpoints." Pioneer offers two principal means of taking advantage of breakpoints in sales charges for aggregate purchases of Class A shares over time if:

 o The amount of shares you own plus the amount you are investing now is at least $100,000 (Rights of accumulation)
 o You plan to invest at least $100,000 over the next 13 months (Letter of intent)

Rights of accumulation
If you qualify for rights of accumulation, your sales charge will be based on the combined value (at the current offering price) of all your Pioneer mutual fund shares, the shares of your spouse and the shares of any children under the age of 21.


Letter of intent
You can use a letter of intent to qualify for reduced sales charges in two situations:

|X| If you plan to invest at least $100,000 (excluding any reinvestment of dividends and capital gain distributions) in the fund's Class A shares during the next 13 months
|X| If you include in your letter of intent the value (at the current offering price) of all of your Class A shares of the fund and all other Pioneer mutual fund shares held of record in the amount used to determine the applicable sales charge for the fund shares you plan to buy

Completing a letter of intent does not obligate you to purchase additional shares, but if you do not buy enough shares to qualify for the projected level of sales charges by the end of the 13-month period (or when you sell your shares, if earlier), the distributor will recalculate your sales charge. You must pay the additional sales charge within 20 days after you are notified of the recalculation or it will be deducted from your account (or your sale proceeds). For more information regarding letters of intent, please contact your investment professional or obtain and read the statement of additional information.


Qualifying for a reduced Class A sales charge
In calculating your total account value in order to determine whether you have net sales charge breakpoints, you can include your Pioneer mutual fund shares, those of your spouse and the shares of any children under the age of 21. Pioneer will use each fund's current offering price to calculate your total account value. Certain trustees and fiduciaries may also qualify for a reduced sales charge.

To receive a reduced sales charge, you or your investment professional must, at the time of purchase, notify the distributor of your eligibility. In order to verify your eligibility for a discount, you may need to provide your investment professional or the fund with information or records, such as account numbers or statements, regarding shares of the fund or other Pioneer mutual funds held in all accounts by you, your spouse or children under the age of 21 with that investment professional or with any other financial intermediary. Eligible accounts may include joint accounts, retirement plan accounts, such as IRA and 401k accounts, and custodial accounts, such as ESA, UGMA and UTMA accounts.

It is your responsibility to confirm that your investment professional has notified the distributor of your eligibility for a reduced sales charge at the time of sale. If you or your investment professional do not notify the distributor of your eligibility, you will risk losing the benefits of a reduced sales charge.

For this purpose, Pioneer mutual funds include any fund for which the distributor is principal underwriter and, at the distributor's discretion, may include funds organized outside the U.S. and managed by Pioneer or an affiliate.

You can locate information regarding the reduction or waiver of sales charges, in a clear and prominent format and free of charge, on Pioneer's website at www.pioneerfunds.com. The website includes hyperlinks that facilitate access to this information


Class A purchases at a reduced initial sales charge or net asset value are also available to:
Group plans if the sponsoring organization:
|X| recommends purchases of Pioneer mutual funds to, |X| permits solicitation of, or

|X| facilitates purchases by its employees, members or participants.

Class A purchases at net asset value
You may purchase Class A shares at net asset value (without a sales charge) as follows.

Investments of $1 million or more and certain retirement plans
You do not pay a sales charge when you purchase Class A shares if you are investing $1 million or more, are a participant in an employer-sponsored retirement plan with at least $10 million in total plan assets or are a participant in certain employer-sponsored retirement plans with accounts established with Pioneer on or before March 31, 2004 with 100 or more eligible employees or at least $500,000 in total plan assets. However, you pay a deferred sales charge if you sell your Class A shares within 18 months of purchase (one year of purchase for shares purchased prior to February 1, 2004). The sales charge is equal to 1% of your investment or your sale proceeds, whichever is less.

If you believe you qualify for any of the Class A sales charge waivers discussed below, contact your investment professional or the distributor. You are required to provide written confirmation of your eligibility. You may not resell these shares except to or on behalf of the fund.

Class A purchases at net asset value are available to:
   |X| Current or former trustees and officers of the fund;
   |X| Current or former partners and employees of legal counsel to the fund; |X| Current or former directors, officers, employees or sales representatives of Pioneer and its affiliates;
   |X| Current or former directors, officers, employees or sales representatives of any subadviser or a predecessor adviser (or their affiliates) to any investment company for which Pioneer serves as investment adviser;
   |X| Current or former officers, partners, employees or registered representatives of broker-dealers which have entered into sales agreements with the distributor;
   |X| Members of the immediate families of any of the persons above;
   |X| Any trust, custodian, pension, profit sharing or other benefit plan of the foregoing persons;
   |X| Insurance company separate accounts;
   |X| Certain wrap accounts for the benefit of clients of investment professionals or other financial intermediaries adhering to standards established by the distributor;
   |X| Other funds and accounts for which Pioneer or any of its affiliates serve as investment adviser or manager;
   |X| In connection with certain reorganization, liquidation or acquisition transactions involving other investment companies or personal holding companies;
   |X| Certain unit investment trusts;
   |X| Employer-sponsored retirement plans with at least $10 million in total plan assets;
   |X| Employer-sponsored retirement plans with accounts established with Pioneer on or before March 31, 2004 with 100 or more eligible employees or at least $500,000 in total plan assets;
   |X| Participants in Optional Retirement Programs if (i) your employer has authorized a limited number of mutual funds to participate in the program, (ii) all participating mutual funds sell shares to program participants at net asset value, (iii) your employer has agreed in writing to facilitate investment in Pioneer mutual funds by program participants and (iv) the program provides for a matching contribution for each participant contribution;
   |X| Participants in an employer-sponsored 403(b) plan or employer-sponsored
       457 plan if (i) your employer has made special arrangements for your plan to operate as a group through a single broker, dealer or financial intermediary and (ii) all participants in the plan who purchase shares of a Pioneer mutual fund do so through a single broker, dealer or other financial intermediary designated by your employer;
   |X| Shareholders of record (i.e., not held in the name of your broker or an omnibus account) on the date of the reorganization of a predecessor Safeco fund into a corresponding Pioneer fund, shareholders who owned shares in the name of an omnibus account provider on that date that agrees with the fund to distinguish beneficial holders in the same manner, and retirement plans with assets invested in the predecessor Safeco fund on that date.

In addition, Class A shares may be purchased at net asset value through certain mutual fund programs sponsored by qualified intermediaries, such as broker-dealers and investment advisers. In each case, the intermediary has entered into an agreement with Pioneer to include the Pioneer funds in their program without the imposition of a sales charge. The intermediary provides investors participating in the program with additional services, including advisory, asset allocation, recordkeeping or other services. You should ask your investment firm if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs also may offer their clients other classes of shares of the funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class.

Reinstatement privilege for Class A and Class B shares
If you recently sold all or part of your Class A or Class B shares, you may be able to reinvest all or part of your sale proceeds without a sales charge in Class A shares of any Pioneer mutual fund. To qualify for reinstatement:
   |X| You must send a written request to the transfer agent no more than 90 days after selling your shares and
   |X| The registration of the account in which you reinvest your sale proceeds must be identical to the registration of the account from which you sold your shares.

When you elect reinstatement, you are subject to the provisions outlined in the selected fund's prospectus, including the fund's minimum investment requirement. Your sale proceeds will be reinvested in shares of the fund at the Class A net asset value per share determined after the transfer agent receives your written request for reinstatement.

You may realize a gain or loss for federal income tax purposes as a result of your sale of fund shares, and special tax rules may apply if you elect reinstatement. Consult your tax adviser for more information.

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Contingent deferred sales charge
A sales charge that may be deducted from your sale proceeds.
[end text box]

Class A shares that are subject to a CDSC
Purchases of Class A shares of $1 million or more, or by participants in a group plan which were not subject to an initial sales charge, may be subject to a CDSC upon redemption. A CDSC is payable to the distributor in the event of a share redemption within 18 months (12 months for shares purchased prior to February 1, 2004) following the share purchase at the rate of 1% of the lesser of the value of the shares redeemed (exclusive of reinvested dividend and capital gain distributions) or the total cost of such shares. However, the

CDSC is waived for redemptions of Class A shares purchased by an employer-sponsored retirement plan described under Section 401(a), 403(b) or 457 of the Internal Revenue Code that has at least $10 million in total plan assets (or that has 1,000 or more eligible employees for plans with accounts established with Pioneer on or before March 31, 2004).

Sales charges: Class B shares

You buy Class B shares at net asset value per share without paying an initial sales charge. However, if you sell your Class B shares within five years of purchase, you will pay the distributor a contingent deferred sales charge. The contingent deferred sales charge decreases as the number of years since your purchase increases.

Contingent deferred sales charge
---------------------------------------------
On shares sold                      As a % of
before the              dollar amount subject
end of year               to the sales charge
---------------------------------------------
1                                           4
..............................................
2                                           4
..............................................
3                                           3
..............................................
4                                           2
..............................................
5                                           1
..............................................
6+                                          0
---------------------------------------------

Shares purchased prior to December 1, 2004 remain subject to the contingent deferred sales charges in effect at the time you purchased those shares.

Conversion to Class A shares
Class B shares automatically convert into Class A shares. This helps you because Class A shares pay lower expenses.

Your Class B shares will convert to Class A shares eight years after the date of purchase except that:
|X| Shares purchased by reinvesting dividends and capital gain distributions will convert to Class A shares over time in the same proportion as other shares held in the account
|X| Shares purchased by exchanging shares from another fund will convert on the date that the shares originally acquired would have converted into Class A shares

Currently, the Internal Revenue Service permits the conversion of shares to take place without imposing a federal income tax. Conversion may not occur if the Internal Revenue Service deems it a taxable event for federal tax purposes.

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Paying the contingent deferred sales charge (CDSC)

Several rules apply for Class B shares so that you pay the lowest possible CDSC. |X| The CDSC is calculated on the current market value or the original cost of the shares you are selling, whichever is less
|X| You do not pay a CDSC on reinvested dividends or distributions

|X| If you sell only some of your shares, the transfer agent will first sell your shares that are not subject to any CDS and then the shares that you have owned the longest
|X| You may qualify for a waiver of the CDSC normally charged. See "Waiver or reduction of contingent deferred sales charges
    (CDSC)"
[end text box]

[text box:]
Contingent deferred sales charge
A sales charge that may be deducted from your sale proceeds.
[end text box]

Sales charges: Class C shares

You buy Class C shares at net asset value per share without paying an initial sales charge. However, if you sell your Class C shares within one year of purchase, you will pay the distributor a contingent deferred sales charge of 1% of the current market value or the original cost of the shares you are selling, whichever is less.

[text box]
Paying the contingent deferred sales charge (CDSC)

Several rules apply for Class C shares so that you pay the lowest possible CDSC. |X| The CDSC is calculated on the current market value or the original cost of the shares you are selling, whichever is less
|X| You do not pay a CDSC on reinvested dividends or distributions
|X| If you sell only some of your shares, the transfer agent will first sell your shares that are not subject to any CDSC and then the shares that you have owned the longest
|X| You may qualify for a waiver of the CDSC normally charged. See "Waiver or reduction of contingent deferred sales charges
    (CDSC)"
[end text box]


[text box:]
Contingent deferred sales charge
A sales charge that may be deducted from your sale proceeds.
[end text box]


Waiver or reduction of contingent deferred sales charges (CDSC)

It is your responsibility to confirm that your investment professional has notified the distributor of your eligibility for a reduced sales charge at the time of sale. If you or your investment professional do not notify the distributor of your eligibility, you will risk losing the benefits of a reduced sales charge.

Class A, Class B and Class C shares

The distributor may waive or reduce the CDSC for Class A shares that are subject to a CDSC or for Class B or Class C shares if:

|X| The distribution results from the death of all registered account owners or a participant in an employer-sponsored plan. For UGMAs, UTMAs and trust accounts, the waiver applies only upon the death of all beneficial owners;
|X| You become disabled (within the meaning of Section 72 of the Internal
    Revenue Code) after the purchase of the shares being sold. For UGMAs, UTMAs and trust accounts, the waiver only applies upon the disability of all beneficial owners;
|X| The distribution is made in connection with limited automatic redemptions as described in "Systematic withdrawal plans" (limited in any year to 10% of the value of the account in the fund at the time the withdrawal plan is established);
|X| The distribution is from any type of IRA, 403(b) or employer-sponsored plan described under Section 401(a) or 457 of the Internal Revenue Code and, in connection with the distribution, one of the following applies:
     - It is part of a series of substantially equal periodic payments made over the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary (limited in any year to 10% of the value of the participant's account at the time the distribution amount is established);
     - It is a required minimum distribution due to the attainment of age 70 1/2, in which case the distribution amount may exceed 10%
         (based solely on total plan assets held in Pioneer mutual funds);
     - It is rolled over to or reinvested in another Pioneer mutual fund in the same class of shares, which will be subject to the CDSC of the shares originally held; or
     - It is in the form of a loan to a participant in a plan that permits loans (each repayment applied to the purchase of shares will be subject to a CDSC as though a new purchase);
|X| The distribution is to a participant in an employer-sponsored retirement plan described under Section 401(a) of the Internal Revenue Code or to a participant in an employer-sponsored 403(b) plan or employer-sponsored 457 plan if (i) your employer has made special arrangements for your plan to operate as a group through a single broker, dealer or financial intermediary and (ii) all participants in the plan who purchase shares of a Pioneer mutual fund do so through a single broker, dealer or other financial intermediary designated by your employer and is or is in connection with:
     -   A return of excess employee deferrals or contributions;
     - A qualifying hardship distribution as described in the Internal Revenue Code. For Class B shares, waiver is granted only on payments of up to 10% of total plan assets held by Pioneer for all participants, reduced by the total of any prior distributions made in that calendar year;
     - Due to retirement or termination of employment. For Class B shares, waiver is granted only on payments of up to 10% of total plan assets held in a Pioneer mutual fund for all participants, reduced by the total of any prior distributions made in the same calendar year; or
     - From a qualified defined contribution plan and represents a participant's directed transfer, provided that this privilege has been preauthorized through a prior agreement with the distributor regarding participant directed transfers (not available to Class B shares);
|X| The distribution is made pursuant to the fund's right to liquidate or involuntarily redeem shares in a shareholder's account; or
|X| The selling broker elects, with the distributor's approval, to waive receipt of the commission normally paid at the time of the sale.

Please see the fund's statement of additional information for more information regarding reduced sales charges and breakpoints.

Opening your account

If your shares are held in your investment firm's name, the options and services available to you may be different from those discussed in this prospectus. Ask your investment professional for more information.

If you invest in the fund through investment professionals or other financial intermediaries, including wrap programs and fund supermarkets, additional conditions may apply to your investment in the fund, and the investment professional or intermediary may charge you a transaction-based or other fee for its services. These conditions and fees are in addition to those imposed by the fund and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees.

Account options
Use your account application to select options and privileges for your account. You can change your selections at any time by sending a completed account options form to the transfer agent. You may be required to obtain a signature guarantee to make certain changes to an existing account.

Call or write to the transfer agent for account applications, account options forms and other account information:

Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014 Boston, Massachusetts 02205-5014 Telephone 1-800-225-6292

Telephone transaction privileges
If your account is registered in your name, you can buy, exchange or sell fund shares by telephone. If you do not want your account to have telephone transaction privileges, you must indicate that choice on your account application or by writing to the transfer agent.

When you request a telephone transaction the transfer agent will try to confirm that the request is genuine. The transfer agent records the call, requires the caller to provide validating information for the account and sends you a written confirmation. The fund may implement other confirmation procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party.

Online transaction privileges
If your account is registered in your name, you may be able to buy, exchange or sell fund shares online. Your investment firm may also be able to buy, exchange or sell your fund shares online.

To establish online transaction privileges:
|X| For new accounts, complete the online section of the account application |X| For existing accounts, complete an account options form, write to the transfer agent or complete the online authorization screen on www.pioneerfunds.com

To use online transactions, you must read and agree to the terms of an online transaction agreement available on the Pioneer website. When you or your investment firm requests an online transaction the transfer agent electronically records the transaction, requires an authorizing password and sends a written confirmation. The fund may implement other procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party. You may not be able to use the online transaction privilege for certain types of accounts, including most retirement accounts.

[text box:]
By phone
If you want to place your telephone transaction by speaking to a shareowner services representative, call 1-800-225-6292 between 8:00 a.m. and 7:00 p.m. Eastern time on any weekday that the New York Stock Exchange is open. You may use FactFone(SM) at any time.
[end text box]

General rules on buying, exchanging and selling your fund shares

Share price
If you place an order to purchase, exchange or sell shares with the transfer agent or a broker-dealer by the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time), your transaction will be completed at the share price determined as of the close of trading on the New York Stock Exchange on that day. If your order is placed with the transfer agent or a broker-dealer after 4:00 p.m., or your order is not in good order, your transaction will be completed at the share price next determined after your order is received in good order by the fund. The broker-dealer is responsible for transmitting your order to the fund in a timely manner.

Buying

You may buy fund shares from any investment firm that has a sales agreement with the distributor. If you do not have an investment firm, please call 1-800-225-6292 for information on how to locate an investment professional in your area.

You can buy fund shares at the offering price. The distributor may reject any order until it has confirmed the order in writing and received payment. The fund reserves the right to stop offering any class of shares.

You may use securities you own to purchase shares of the fund provided that Pioneer, in its sole discretion, determines that the securities are consistent with the fund's objective and policies and their acquisition is in the best interests of the fund. If the fund accepts your securities, they will be valued for purposes of determining the number of fund shares to be issued to you in the same way the fund will value the securities for purposes of determining its net asset value. For federal income tax purposes, you may be taxed in the same manner as if you sold the securities that you exchange for cash in an amount equal to the value of the fund shares that you receive in exchange. Your sales charge for purchases of fund shares will be based upon the value of the fund shares that you receive. Your broker may also impose a fee in connection with processing your purchase of fund shares with securities.

Minimum investment amounts

Your initial investment must be at least $1,000. Additional investments must be at least $100 for Class A shares and $500 for Class B or Class C shares. You may qualify for lower initial or subsequent investment minimums if you are opening a retirement plan account, establishing an automatic investment plan or placing your trade through your investment firm.

Maximum purchase amounts
Purchases of fund shares are limited to $49,999 for Class B shares and $999,999 for Class C shares. These limits are applied on a per transaction basis. Class A shares are not subject to a maximum purchase amount.

Identity verification
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the fund to identify you.

The fund may close your account if we cannot adequately verify your identity. The redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

[text box]
Retirement plan accounts

You can purchase fund shares through tax-deferred retirement plans for individuals, businesses and tax-exempt organizations.

Your initial investment for most types of retirement plan accounts must be at least $250. Additional investments for most types of retirement plans must be at least $100.

You may not use the account application accompanying this prospectus to establish a Pioneer retirement plan. You can obtain retirement plan applications from your investment firm or by calling the Retirement Plans Department at 1-800-622-0176.
[end text box]

[text box:]
Consult your investment professional to learn more about buying, exchanging or selling fund shares.
[end text box]

Exchanging
You may exchange your shares for shares of the same class of another Pioneer mutual fund.

Your exchange request must be for at least $1,000. The fund allows you to exchange your shares at net asset value without charging you either an initial or contingent deferred sales charge at the time of the exchange. Shares you acquire as part of an exchange will continue to be subject to any contingent deferred sales charge that applies to the shares you originally purchased. When you ultimately sell your shares, the date of your original purchase will determine your contingent deferred sales charge.

Before you request an exchange, consider each fund's investment objective and policies as described in the fund's prospectus.

Selling
Your shares will be sold at net asset value per share next calculated after the fund or its authorized agent, such as broker-dealers, receives your request in good order.

If the shares you are selling are subject to a deferred sales charge, it will be deducted from the sale proceeds. The fund generally will send your sale proceeds by check, bank wire or electronic funds transfer. Normally you will be paid within seven days. If you recently sent a check to purchase the shares being sold, the fund may delay payment of the sale proceeds until your check has cleared. This may take up to 15 calendar days from the purchase date.

If you are selling shares from a non-retirement account or certain IRAs, you may use any of the methods described below. If you are selling shares from a retirement account other than an IRA, you must make your request in writing.

[text box]
Good order means that:
|X| You have provided adequate instructions
|X| There are no outstanding claims against your account
|X| There are no transaction limitations on your account

|X| If you have any fund share certificates, you submit them and they are signed by each record owner exactly as the shares are registered
|X| Your request includes a signature guarantee if you:
    - Are selling over $100,000 or exchanging over $500,000 worth of shares
    - Changed your account registration or address within the last 30 days
    - Instruct the transfer agent to mail the check to an address different from the one on your account
    - Want the check paid to someone other than the account owner(s)
    - Are transferring the sale proceeds to a Pioneer mutual fund account with a different registration
[end text box]

[text box:]
You may have to pay income taxes on a sale or an exchange.
[end text box]

Buying shares

Through your investment firm
Normally, your investment firm will send your purchase request to the fund's distributor and/or transfer agent. Consult your investment professional for more information. Your investment firm receives a commission from the distributor, and may receive additional compensation from Pioneer, for your purchase of fund shares.

By phone or online
You can use the telephone or online purchase privilege if you have an existing non-retirement account. Certain IRAs can use the telephone purchase privilege. If your account is eligible, you can purchase additional fund shares by phone or online if:
|X| You established your bank account of record at least 30 days ago
|X| Your bank information has not changed for at least 30 days
|X| You are not purchasing more than $25,000 worth of shares per account per day |X| You can provide the proper account identification information

When you request a telephone or online purchase, the transfer agent will electronically debit the amount of the purchase from your bank account of record. The transfer agent will purchase fund shares for the amount of the debit at the offering price determined after the transfer agent receives your telephone or online purchase instruction and good funds. It usually takes three business days for the transfer agent to receive notification from your bank that good funds are available in the amount of your investment.

In writing, by mail or by fax
You can purchase fund shares for an existing fund account by mailing a check to the transfer agent. Make your check payable to the fund. Neither initial nor subsequent investments should be made by third party check. Your check must be in U.S. dollars and drawn on a U.S. bank. Include in your purchase request the fund's name, the account number and the name or names in the account registration.

Exchanging shares

Through your investment firm
Normally, your investment firm will send your exchange request to the fund's transfer agent. Consult your investment professional for more information about exchanging your shares.

By phone or online
After you establish an eligible fund account, you can exchange fund shares by phone or online if:
|X| You are exchanging into an existing account or using the exchange to establish a new account, provided the new account has a registration identical to the original account
|X| The fund into which you are exchanging offers the same class of shares |X| You are not exchanging more than $500,000 worth of shares per account per day
|X| You can provide the proper account identification information

In writing, by mail or by fax
You can exchange fund shares by mailing or faxing a letter of instruction to the transfer agent. You can exchange fund shares directly through the fund only if your account is registered in your name. However, you may not fax an exchange request for more than $500,000. Include in your letter:
|X| The name, social security number and signature of all registered owners
|X| A signature guarantee for each registered owner if the amount of the exchange is more than $500,000

|X| The name of the fund out of which you are exchanging and the name of the fund into which you are exchanging
|X| The class of shares you are exchanging
|X| The dollar amount or number of shares you are exchanging


Selling shares

Through your investment firm
Normally, your investment firm will send your request to sell shares to the fund's transfer agent. Consult your investment professional for more information. The fund has authorized the distributor to act as its agent in the repurchase of fund shares from qualified investment firms. The fund reserves the right to terminate this procedure at any time.

By phone or online
If you have an eligible non-retirement account, you may sell up to $100,000 per account per day by phone or online. You may sell fund shares held in a retirement plan account by phone only if your account is an eligible IRA (tax penalties may apply). You may not sell your shares by phone or online if you have changed your address (for checks) or your bank information (for wires and transfers) in the last 30 days.

You may receive your sale proceeds:

|X| By check, provided the check is made payable exactly as your account is registered
|X| By bank wire or by electronic funds transfer, provided the sale proceeds are being sent to your bank address of record

In writing, by mail or by fax
You can sell some or all of your fund shares by writing directly to the fund only if your account is registered in your name. Include in your request your name, your social security number, the fund's name, your fund account number, the class of shares to be sold, the dollar amount or number of shares to be sold and any other applicable requirements as described below. The transfer agent will send the sale proceeds to your address of record unless you provide other instructions. Your request must be signed by all registered owners and be in good order.
The transfer agent will not process your request until it is received in good order.
You may sell up to $100,000 per account per day by fax.


How to contact us

By phone
For information or to request a telephone transaction between 8:00 a.m. and 7:00 p.m. (Eastern time) by speaking with a shareholder services representative call 1-800-225-6292
To request a transaction using FactFone(SM) call
1-800-225-4321
Telecommunications Device for the Deaf (TDD)
1-800-225-1997

By mail
Send your written instructions to:
Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014
Boston, Massachusetts 02205-5014

Pioneer website
www.pioneerfunds.com

By fax
Fax your exchange and sale requests to:
1-800-225-4240


[text box]
Exchange privilege
You may make up to four exchange redemptions of $25,000 or more per account per calendar year. See "Shareowner account policies."
[end text box]

Excessive trading
Frequent trading into and out of the fund can disrupt portfolio management strategies, harm fund performance by forcing the fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of the fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. The fund discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in the fund's shares to be excessive for a variety of reasons, such as if:

o You sell shares within a short period of time after the shares were purchased;
o You make two or more purchases and redemptions within a short period of time;
o You enter into a series of transactions that is indicative of a timing pattern or strategy; or
o We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The fund's Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares by fund investors. Pursuant to these policies and procedures, we monitor selected trades on a daily basis in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to the fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of the fund's shareholders.

While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in the fund may be adversely affected. Frequently, fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the fund's policies.

In addition to monitoring trades, the policies and procedures provide that:

   o The fund imposes limitations on the number of exchanges out of an account holding the fund's Class A, Class B and Class C shares that may occur in any calendar year. See "Exchange limitation.

   o Certain funds managed by Pioneer have adopted redemption fees that are incurred if you redeem shares within a short period after purchase, including exchanges. These redemption fees are described in the applicable prospectuses under "Fees and expenses."

The fund may reject a purchase or exchange order before its acceptance or an order prior to issuance of shares. The fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that the fund believes are requested on behalf of market timers. The fund reserves the right to reject any purchase request by any investor or financial institution if the fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the fund. The fund and its shareholders do not incur any gain or loss as a result of a rejected order. The fund may impose further restrictions on trading activities by market timers in the future. The fund's prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

Account options
See the account application form for more details on each of the following options.

Automatic investment plans
You can make regular periodic investments in the fund by setting up monthly bank drafts, government allotments, payroll deductions, a Pioneer Investomatic Plan and other similar automatic investment plans. You may use an automatic investment plan to establish a Class A share account with a small initial investment. If you have a Class B or Class C share account and your balance is at least $1,000, you may establish an automatic investment plan.

Pioneer Investomatic Plan
If you establish a Pioneer Investomatic Plan, the transfer agent will make a periodic investment in fund shares by means of a preauthorized electronic funds transfer from your bank account. Your plan investments are voluntary. You may discontinue your plan at any time or change the plan's dollar amount, frequency or investment date by calling or writing to the transfer agent. You should allow up to 30 days for the transfer agent to establish your plan.

Automatic exchanges
You can automatically exchange your fund shares for shares of the same class of another Pioneer mutual fund. The automatic exchange will begin on the day you select when you complete the appropriate section of your account application or an account options form. In order to establish automatic exchange:
|X| You must select exchanges on a monthly or quarterly basis
|X| Both the originating and receiving accounts must have identical registrations
|X| The originating account must have a minimum balance of $5,000

You may have to pay income taxes on an exchange.

Distribution options
The fund offers three distribution options. Any fund shares you buy by reinvesting distributions will be priced at the applicable net asset value per share.

(1) Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by the fund will automatically be invested in additional fund shares.

(2) You may elect to have the amount of any dividends paid to you in cash and any capital gain distributions reinvested in additional shares.

(3) You may elect to have the full amount of any dividends and/or capital gain distributions paid to you in cash.

Options (2) or (3) are not available to retirement plan accounts or accounts with a current value of less than $500.

If your distribution check is returned to the transfer agent or you do not cash the check for six months or more, the transfer agent may reinvest the amount of the check in your account and automatically change the distribution option on your account to option (1) until you request a different option in writing. These additional shares will be purchased at the then current net asset value.

Directed dividends
You can invest the dividends paid by one of your Pioneer mutual fund accounts in a second Pioneer mutual fund account. The value of your second account must be at least $1,000. You may direct the investment of any amount of dividends. There are no fees or charges for directed dividends. If you have a retirement plan account, you may only direct dividends to accounts with identical registrations.

Systematic withdrawal plans
When you establish a systematic withdrawal plan for your account, the transfer agent will sell the number of fund shares you specify on a periodic basis and the proceeds will be paid to you or to any person you select. You must obtain a signature guarantee to direct payments to another person after you have established your systematic withdrawal plan. Payments can be made either by check or by electronic transfer to a bank account you designate.

To establish a systematic withdrawal plan:
|X| Your account must have a total value of at least $10,000 when you establish your plan
|X| You must request a periodic withdrawal of at least $50
|X| You may not request a periodic withdrawal of more than 10% of the value of any Class B or Class C share account (valued at the time the plan is implemented)

Systematic sales of fund shares may be taxable transactions for you. While you are making systematic withdrawals from your account, you may pay unnecessary initial sales charges on additional purchases of Class A shares or contingent deferred sales charges.

Direct deposit
If you elect to take dividends or dividends and capital gain distributions in cash, or if you establish a systematic withdrawal plan, you may choose to have those cash payments deposited directly into your savings, checking or NOW bank account.

Voluntary tax withholding
You may have the transfer agent withhold 28% of the dividends and capital gain distributions paid from your fund account (before any reinvestment) and forward the amount withheld to the Internal Revenue Service as a credit against your federal income taxes. Voluntary tax withholding is not available for retirement plan accounts or for accounts subject to backup withholding.

Shareowner services

Pioneer website
www.pioneerfunds.com
The website includes a full selection of information on mutual fund investing. You can also use the website to get:
|X| Your current account information
|X| Prices, returns and yields of all publicly available Pioneer mutual funds |X| Prospectuses for all the Pioneer mutual funds
|X| A copy of Pioneer's privacy notice

If you or your investment firm authorized your account for the online transaction privilege, you may buy, exchange and sell shares online.

FactFone(SM) 1-800-225-4321
You can use FactFone(SM) to:
|X| Obtain current information on your Pioneer mutual fund accounts
|X| Inquire about the prices and yields of all publicly available Pioneer mutual funds
|X| Make computer-assisted telephone purchases, exchanges and redemptions for your fund accounts
|X| Request account statements

If you plan to use FactFone(SM) to make telephone purchases and redemptions, first you must activate your personal identification number and establish your bank account of record. If your account is registered in the name of a broker-dealer or other third party, you may not be able to use FactFone(SM).

Household delivery of fund documents
With your consent, Pioneer may send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the fund. If you wish to revoke your consent to this practice, you may do so by notifying Pioneer, by phone or in writing (see "How to contact us"). Pioneer will begin mailing separate proxy statements, prospectuses and shareholder reports to you within 30 days after receiving your notice.

Confirmation statements
The transfer agent maintains an account for each investment firm or individual shareowner and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur, except automatic investment plan transactions, which are confirmed quarterly. If you have more than one Pioneer mutual fund account registered in your name, the Pioneer combined account statement will be mailed to you each quarter.

Tax information
In January of each year, the fund will mail you information about the tax status of the dividends and distributions paid to you by the fund.

TDD 1-800-225-1997
If you have a hearing disability and access to TDD keyboard equipment, you can contact our telephone representatives with questions about your account by calling our TDD number between 8:30 a.m. and 5:30 p.m. Eastern time any weekday that the New York Stock Exchange is open.

Privacy
The fund has a policy that protects the privacy of your personal information. A copy of Pioneer's privacy notice was given to you at the time you opened your account. The fund will send you a copy of the privacy notice each year. You may also obtain the privacy notice by calling the transfer agent or through Pioneer's website.

Shareowner account policies

Signature guarantees and other requirements
You are required to obtain a signature guarantee when you are:
|X| Requesting certain types of exchanges or sales of fund shares |X| Redeeming shares for which you hold a share certificate
|X| Requesting certain types of changes for your existing account

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

All Pioneer funds will accept only medallion signature guarantees. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution that is participating in a medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions that are not participating in one of these programs are not accepted.

Fiduciaries and corporations are required to submit additional documents to sell fund shares.

Exchange limitation
You may only make up to four exchange redemptions of $25,000 or more per account per calendar year out of the fund. The fund's exchange limitation is intended to discourage short-term trading in fund shares. Short-term trading can increase the expenses incurred by the fund and make portfolio management less efficient. In determining whether the exchange redemption limit has been reached, Pioneer may aggregate a series of exchanges (each valued at less than $25,000) and/or fund accounts that appear to be under common ownership or control. Pioneer may view accounts for which one person gives instructions or accounts that act on advice provided by a single source to be under common control.

The exchange limitation does not apply to automatic exchange transactions or to exchanges made by participants in employer-sponsored retirement plans qualified under Section 401(a) of the Internal Revenue Code. While financial intermediaries that maintain omnibus accounts that invest in the fund are requested to apply the exchange limitation policy to shareholders who hold shares through such accounts, we do not impose the exchange limitation policy at the level of the omnibus account and are not able to monitor compliance by the financial intermediary with this policy.

Minimum account size
The fund requires that you maintain a minimum account value of $500. If you hold less than $500 in your account, the fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 60 days from the date of the notice to make additional investments to avoid having your shares sold. This policy does not apply to certain qualified retirement plan accounts.

Telephone and website access
You may have difficulty contacting the fund by telephone or accessing pioneerfunds.com during times of market volatility or disruption in telephone or Internet service. On New York Stock Exchange holidays or on days when the exchange closes early, Pioneer will adjust the hours for the telephone center and for online transaction processing accordingly. If you are unable to access pioneerfunds.com or reach the fund by telephone, you should communicate with the fund in writing.

Share certificates
The fund does not offer share certificates. Shares are electronically recorded. Any existing certificated shares can only be sold by returning your certificate to the transfer agent, along with a letter of instruction or a stock power (a separate written authority transferring ownership) and a signature guarantee.

Other policies
The fund and the distributor reserve the right to:
  |X| charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. The fund will provide 60 days' notice of material amendments to or termination of the exchange privilege
  |X| revise, suspend, limit or terminate the account options or services available to shareowners at any time, except as required by the rules of the Securities and Exchange Commission

The fund reserves the right to:
  |X| suspend transactions in shares when trading on the New York Stock
      Exchange is closed or restricted, when the Securities and Exchange Commission determines an emergency or other circumstances exist that make it impracticable for the fund to sell or value its portfolio securities
  |X| redeem in kind by delivering to you portfolio securities owned by the fund rather than cash. Securities you receive this way may increase or decrease in value while you hold them and you may incur brokerage and transaction charges and tax liability when you convert the securities to cash

Dividends, capital gains and taxes

Dividends and capital gains

The fund declares a dividend daily. The dividend consists of substantially all of the fund's net income. You begin to earn dividends on the first business day following receipt of payment for shares. You continue to earn dividends up to and including the date of sale. [Dividends are normally paid on the last business day of each month.] The fund generally pays any distributions of net short- and long-term capital gains in [November].

The fund may also pay dividends and capital gain distributions at other times if necessary for the fund to avoid U.S. federal income or excise tax. If you invest in the fund close to the time that the fund makes a distribution, generally you will pay a higher price per share and you will pay taxes on the amount of the distribution whether you reinvest the distribution or receive it as cash.

Taxes
For U.S. federal income tax purposes, distributions from the fund's net long-term capital gains (if any) are considered long-term capital gains and may be taxable to you at different maximum rates depending upon their source and other factors. Distributions from the fund's net short-term capital gains are taxable as ordinary income. Dividends are taxable either as ordinary income or, if so designated by the fund and certain other conditions, including holding period requirements, are met by the fund and the shareholder, as "qualified dividend income" taxable to individual shareholders at a maximum 15% U.S. federal income tax rate. Since the fund's income is derived primarily from sources that do not pay "qualified dividend income," dividends from the fund generally will not qualify for taxation at the maximum 15% U.S. federal income tax rate available to individuals on qualified dividend income. Dividends and distributions are taxable, whether you take payment in cash or reinvest them to buy additional fund shares.

When you sell or exchange fund shares you will generally recognize a capital gain or capital loss in an amount equal to the difference between the net amount of sale proceeds (or, in the case of an exchange, the fair market value of the shares) that you receive and your tax basis for the shares that you sell or exchange. In January of each year the fund will mail to you information about your dividends, distributions and any shares you sold in the previous calendar year.

You must provide your social security number or other taxpayer identification number to the fund along with the certifications required by the Internal Revenue Service when you open an account. If you do not or if it is otherwise legally required to do so, the fund will withhold 28% "backup withholding" tax from your dividends and distributions, sale proceeds and any other payments to you.

You should ask your tax adviser about any federal, state, local and foreign tax considerations, including possible additional withholding taxes for non-U.S. shareholders. You may also consult the fund's statement of additional information for a more detailed discussion of qualified dividend income and other U.S. federal income tax considerations that may affect the fund and its shareowners.

[text box: capital icon]
Sales and exchanges may be taxable transactions to shareowners.
[end text box]

Financial highlights

The financial highlights table helps you understand the fund's financial performance for the past five years.

Certain information reflects financial results for single fund share. The total returns in the table represent the rate that you would have earned on an investment in Class A and Class B shares of AmSouth Government Income Fund, the predecessor to Pioneer Government Income Fund (assuming reinvestment of all dividends and distributions). The fund's Class C shares is a newly offered class of shares with no operating history. Each share class will have different performance and different annual operating expenses.

The information below has been audited by [ ], the fund's independent registered public accounting firm, whose report is included in the annual report of AmSouth Government Income Fund. The annual report is available upon request.

[financial highlights tables to be provided]

AmSouth Government Income Fund
Class A shares

AmSouth Government Income Fund
Class B shares

Pioneer
Government Income Fund

You can obtain more free information about the fund from your investment firm or by writing to Pioneer Investment Management Shareholder Services, Inc., 60 State Street, Boston, Massachusetts 02109. You may also call 1-800-225-6292.

The fund makes available the statement of additional information and shareowner reports, free of charge, on the fund's website at www.pioneerfunds.com.

Shareowner reports
Annual and semiannual reports to shareowners, and quarterly reports filed with the Securities and Exchange Commission, provide information about the fund's investments. The annual report discusses market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year.

Statement of additional information
The statement of additional information provides more detailed information about the fund. It is incorporated by reference into this prospectus.

Visit our website
www.pioneerfunds.com

You can also review and copy the fund's and the predecessor fund's shareowner reports, prospectus and statement of additional information at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Call 1-202-942-8090 for information. The Commission charges a fee for copies. You can get the same information free from the Commission's EDGAR database on the Internet (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the Commission's Public Reference Section, Washington, D.C. 20549-0102.

(Investment Company Act file no. 811-xxxxx)















Pioneer Funds Distributor, Inc.
60 State Street
Boston, MA 02109
                                                                   xxxxx-00-xx05
www.pioneerfunds.com                     (C)2005 Pioneer Funds Distributor, Inc.
                                                                     Member SIPC

                                                                  [Pioneer logo]




Pioneer
Government Income Fund


                                                                  Class Y Shares
                                                       Prospectus, [_____, 2005]










                          Contents


                          Basic information about the fund                     X
                          Management                                           X
                          Buying, exchanging and selling shares                X
                          Dividends, capital gains and taxes                   X
                          Financial highlights                                 X

                          Neither the Securities and Exchange Commission nor any state securities agency has approved the fund's shares or determined whether this prospectus is accurate or complete. Any representation to the contrary is a crime.

[text box]
An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. [end text box]

[text box]
Contact your investment professional to discuss how the fund fits into your portfolio.
[end text box]

Basic information about the fund

Investment objective
Current income as is consistent with preservation of capital.

Principal investment strategies

Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in U.S. government securities, and repurchase agreements and "when-issued" commitments with respect to these securities.

U.S. government securities include U.S. Treasury obligations, such as bills, bonds and notes, and obligations issued or guaranteed by U.S. government agencies or instrumentalities. Securities in which the fund may invest include:

o U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance, including U.S. Treasury bills (maturities of one year or less), U.S. Treasury notes (maturities of one to 10 years), and U.S. Treasury bonds (generally maturities greater than 10 years)
o Obligations issued by or guaranteed as to principal and interest by the U.S. Treasury and certain agencies and instrumentalities of the U.S. government, such as Government National Mortgage Association ("GNMA") certificates and Federal Housing Administration ("FHA") debentures, for which the U.S. Treasury unconditionally guarantees payment of principal and interest
o Obligations of issuers which have a form of credit support from the U.S. government, including securities of (i) the Federal Home Loan Banks ("FHLBs"), which are supported by the right of the issuer to borrow from the U.S. Treasury; (ii) the Federal National Mortgage Association ("FNMA"), which is supported by the authorization of the Treasury to purchase securities from FNMA; (iii) the Federal Farm Credit Banks ("FFCBs") and the Tennessee Valley Authority ("TVA"), which are supported only by the credit of the issuer; and (iv) the Private Export Funding Corporation ("PEFCO"), which may be guaranteed by the Export-Import Bank of the U.S. ("Exim Bank"), an agency of the U.S.

The fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets as described above.

The fund's investments may have all types of interest rate payment and reset terms, including fixed rate, adjustable rate, zero coupon, contingent, deferred, payment-in-kind and auction rate features. The fund may invest in securities with a broad range of maturities and maintains an average portfolio maturity which varies based upon the judgment of Pioneer.

Pioneer Investment Management, Inc., the fund's investment adviser, considers both broad economic factors and issuer specific factors in selecting a portfolio designed to achieve the fund's investment objective. In assessing the appropriate maturity and sector weighting of the fund's portfolio, Pioneer considers a variety of factors that are expected to influence economic activity and interest rates. These factors include fundamental economic indicators, such as the rates of economic growth and inflation, Federal Reserve monetary policy and the relative value of the U.S. dollar compared to other currencies. Once Pioneer determines the preferable portfolio characteristics, Pioneer selects individual securities based upon the terms of the securities (such as yields compared to U.S. Treasuries or comparable issues), and sector and issuer diversification.

Mortgage-backed securities
The fund may invest in mortgage-backed securities issued by agencies or instrumentalities of the U.S. government. These securities represent direct or indirect participation in, or are collateralized by and payable from, mortgage loans secured by real estate. Certain debt instruments may only pay principal at maturity or may only represent the right to receive payments of principal or payments of interest on underlying pools of mortgage or government securities, but not both. The value of these types of instruments may change more drastically than debt securities that pay both principal and interest during periods of changing interest rates. Principal only mortgage-backed securities generally increase in value if interest rates decline, but are also subject to the risk of prepayment. Interest only instruments generally increase in value in a rising interest rate environment when fewer of the underlying mortgages are prepaid, but remain subject to prepayment risk, which would result in a loss of any expected interest payments, even though there is no default on the underlying financial asset.

Repurchase agreements
Repurchase agreements are arrangements under which the fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the fund's purchase price, with the difference being income to the fund. The other party's obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Repurchase agreements afford the fund an opportunity to earn income on temporarily available cash at low risk. However, in the event that the other party to the repurchase agreement defaults on its obligations, the fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. In addition, if the fund is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.

"When-Issued" securities
The fund may purchase and sell securities, including mortgaged-backed securities, on a when-issued or delayed delivery basis. These transactions arise when securities are purchased or sold by the fund with payment and delivery taking place at a fixed future date. The fund will not earn income on these securities until delivered. The fund may engage in these transactions when it believes they would result in a favorable price and yield for the security being purchased or sold. The market value of when-issued or delayed delivery transactions may increase or decrease as a result of changes in interest rates. These transactions involve risk of loss if the value of the underlying security changes unfavorably before the settlement date. There is also a risk that the other party to the transaction will default on its obligation to purchase or sell the security, which may result in the fund missing the opportunity to obtain a favorable price or yield elsewhere.

In making portfolio decisions, Pioneer relies on the knowledge, experience and judgment of its staff who have access to a wide variety of research.

Principal risks of investing in the fund

Even though the fund seeks a high level of current income and preservation of capital, you could lose money on your investment or not make as much as if you invested elsewhere if:
o    Interest rates go up causing the value of the fund's investments to decline
o During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk

o During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security's duration (the estimated period until the security is paid in full) and reduce the value of the security. This is known as extension risk
o Pioneer's judgment about the attractiveness, relative value or potential appreciation of a particular sector, security or investment strategy proves to be incorrect

Government sponsored entities such as the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Banks (FHLBs), although chartered or sponsored by Congress, are not funded by congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor issued by the U.S. government.

To the extent the fund invests significantly in mortgage-backed securities, its exposure to prepayment and extension risks may be greater than other investments in fixed income securities.

The fund's past performance
The bar chart and table indicate the risks of investing in the fund by showing how the fund has performed in the past. The fund's performance will vary from year to year.

Pursuant to an agreement and plan of reorganization, the fund acquired the assets and liabilities of AmSouth Government Income Fund (the predecessor fund)
on [        , 2005.] In the reorganization, the predecessor fund exchanged all of its assets for shares of the fund. The predecessor fund offered a class of shares similar to the fund's Class Y shares. As a result of the reorganization, the fund is the accounting successor of the predecessor fund. The performance of Class Y shares of the fund includes the performance of the predecessor fund's Class I shares prior to the reorganization, which has not been restated to reflect differences in expenses.

The fund's past performance does not necessarily indicate how it will perform in the future. As a shareowner, you may lose or make money on your investment.
-----------------------------------------------------------------------


Fund performance

The chart shows the performance of the fund's Class Y shares for the past 10 calendar years.

The chart does not reflect any sales charge you may pay when you buy or sell fund shares. Any sales charge will reduce your return. You do not pay a sales charge on purchases of Class Y shares.


Annual return Class Y shares
(Year ended December 31)

'95      [xxx]
'96      [xxx]
'97      [xxx]
'98      [xxx]
'99      [xxx]
'00      [xxx]
'01      [xxx]
'02      [xxx]
'03      [xxx]
'04      [xxx]

-----------------------------------------------------------------------


The highest calendar quarterly return was x.xx% (xx/xx/xx to xx/xx/xx) The lowest calendar quarterly return was x.xx% (xx/xx/xx to xx/xx/xx)

Comparison with the Lehman Brothers Government Bond Index

The table shows the average annual total returns for each class of the fund over time and compares these returns to the returns of the Lehman Brothers Government Bond Index. This index is a measure of the performance of U.S. Treasury debt, all publicly issued debt of U.S. government agencies and quasi-federal corporations, and corporate debt guaranteed by the U.S. government.

You do not pay a sales charge on purchases of Class Y shares.

Unlike the fund, the index is not managed and does not incur expenses. The table:

o    Assumes that you sell your shares at the end of the period
o    Assumes that you reinvest all of your dividends and distributions

Average annual total return (%)*
(for periods ended December 31, 2004)

                            1 Year          5 Years         10 Years        Inception
                                                                            Date
Class Y(1)                                                                  9/2/97
Return before taxes          2.54%            6.14%            6.60%
Return after taxes
on distributions             0.89%            4.10%            4.43%
Return after taxes
on distributions
and sale of shares           1.64%            4.03%            4.25%
Lehman Mortgage Index
(reflects no
deduction for fees,
expenses or taxes)           4.70%            7.17%            7.56%


*    Reflects the inception date of the predecessor fund. Inception of Class Y
     was [        , 2005].

(1) Performance for Class Y shares, which were first offered on September 2, 1997, is based on the historical performance of the fund's Class A shares (without sales charge) prior to that date.

Fees and expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareowner fees
paid directly from your investment                    Class Y
Maximum sales charge (load) when you buy shares       None

Maximum deferred sales charge (load)                  None

Annual fund operating expenses
paid from the assets of the fund
as a percentage of average daily net assets           Class Y
Management Fee                                        0.50%
Distribution and Service (12b-1) Fee                  None
Other Expenses                                        0.11%
Total Annual Fund Operating Expenses(1)               0.61%

(1) The fund's total annual operating expenses in the table have not been reduced by any expense offset arrangements.

Example
This example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. It assumes that: a) you invest $10,000 in the fund for the time periods shown, b) you reinvest all dividends and distributions, c) your investment has a 5% return each year and d) the fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

                       Number of years you own your shares
                   1            3              5              10
Class Y            $xx          $xxx           $xxx           $xxx

Non-principal investment strategies and related risks

As discussed, the fund invests in U.S. government securities, and repurchase agreements and "when-issued" commitments with respect to these securities.

This section describes additional investments that the fund may make or strategies that it may pursue to a lesser degree to achieve the fund's goal. Some of the fund's secondary investment policies also entail risks. To learn more about these investments and risks, you should obtain and read the statement of additional information (SAI).

Cash management and temporary investments
Normally, the fund invests substantially all of its assets to meet its investment objective. The fund may invest the remainder of its assets in securities with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. During such periods, the fund may not be able to achieve its investment objective.

Short-term trading
The fund usually does not trade for short-term profits. The fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets the fund's investment criteria. If the fund does a lot of trading, it may incur additional operating expenses, which would reduce performance, and could cause shareowners to incur a higher level of taxable income or capital gains.

Derivatives
The fund may use futures and options on securities, indices and other derivatives. A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Although there is no specific limitation on investing in derivatives, the fund does not use derivatives as a primary investment technique and generally limits their use to hedging. However, the fund may use derivatives for a variety of non-principal purposes, including:
o    As a hedge against adverse changes in interest rates
o    As a substitute for purchasing or selling securities
o To increase the fund's return as a non-hedging strategy that may be considered speculative

Even a small investment in derivatives can have a significant impact on the fund's exposure to interest rates. If changes in a derivative's value do not correspond to changes in the value of the fund's other investments, the fund may not fully benefit from or could lose money on the derivative position. In addition, some derivatives involve risk of loss if the person who issued the derivative defaults on its obligation. Certain derivatives may be less liquid and more difficult to value. The fund will only invest in derivatives to the extent Pioneer believes these investments do not prevent the fund from seeking its investment objective.

Management

Pioneer, the fund's investment adviser,
selects the fund's investments and oversees the fund's operations.

Pioneer is an indirect, wholly owned subsidiary of UniCredito Italiano S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. As of March 31, 2005, assets under management were approximately $176 billion worldwide, including over $43 billion in assets under management by Pioneer.

Investment adviser
Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.
The firm's U.S. mutual fund investment history includes creating in 1928 one of the first mutual funds.

Pioneer has received an order from the Securities and Exchange Commission that permits Pioneer, subject to the approval of the fund's Board of Trustees, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval. Pioneer retains the ultimate responsibility to oversee and recommend the hiring, termination and replacement of any subadviser. To the extent that the Securities and Exchange Commission adopts a rule that would supersede the order, Pioneer and the fund intend to rely on such rule to permit Pioneer, subject to the approval of the fund's Board of Trustees and any other applicable conditions of the rule, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval.

Portfolio management

Day-to-day management of the fund's portfolio is the responsibility of Richard Schlanger. Mr. Schlanger is supported by the fixed income team. Members of this team manage other Pioneer funds investing primarily in fixed income securities. The portfolio manager and the team also may draw upon the research and investment management expertise of the global research team, which provides fundamental research on companies and includes members from Pioneer's affiliate, Pioneer Investment Management Limited. Mr. Schlanger joined Pioneer as a portfolio manager in 1988 after spending 12 years with Irving Trust Company in New York, where he had overall responsibility for managing nearly $1.5 billion in fixed income assets.

The fund's statement of additional information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares of the fund.

Management fee
The fund pays Pioneer a fee for managing the fund and to cover the cost of providing certain services to the fund. Pioneer's annual fee is equal to 0.50% of the fund's average daily net assets. The fee is computed daily and paid monthly.

Distributor and transfer agent
Pioneer Funds Distributor, Inc. is the fund's distributor. Pioneer Investment Management Shareholder Services, Inc. is the fund's transfer agent. The fund compensates the distributor and transfer agent for their services. The distributor and the transfer agent are affiliates of Pioneer.

Disclosure of portfolio holdings
The fund's policies and procedures with respect to disclosure of the fund's portfolio securities are described in the statement of additional information and on Pioneer's website at www.pioneerfunds.com.
                                -----------------

Buying, exchanging and selling shares

Net asset value

The fund's net asset value is the value of its portfolio of securities plus any other assets minus its operating expenses and any other liabilities. The fund calculates a net asset value for each class of shares every day the New York Stock Exchange is open when regular trading closes (normally 4:00 p.m. Eastern time).

The fund generally values its portfolio securities using closing market prices or readily available market quotations. When closing market prices or market quotations are not available or are considered by Pioneer to be unreliable, the fund uses a security's fair value. All methods of determining the value of a security used by the fund, including those discussed below, on a basis other than market value, are forms of fair value. All valuations of securities on a fair value basis are made pursuant to procedures adopted by the Board of Trustees. The use of fair value pricing by the fund may cause the net asset value of its shares to differ from the net asset value that would be calculated only using market prices. For market prices and quotations, as well as for some fair value methods, the fund relies upon securities prices provided by pricing services.

The fund uses the fair value of a security, including a non-U.S. security, when Pioneer determines that the closing market price on the primary exchange where the security is traded no longer accurately reflects the value of the security at the time the fund calculates its net asset value. Certain types of securities, including those discussed in this paragraph, are priced using fair value rather than market prices. The fund uses a pricing matrix to determine the value of fixed income securities that do not trade daily. A pricing matrix is a means of valuing a debt security on the basis of current market prices for other debt securities and historical trading patterns in the market for fixed income securities. The fund values cash equivalent securities with remaining maturities of 60 days or less at amortized cost. To the extent that the fund invests in the shares of other registered open-end investment companies that are not traded on an exchange (mutual funds), such shares are valued at their published net asset values per share as reported by the funds. The prospectuses of these funds explain the circumstances under which the funds will use fair value pricing and the effects of using fair value pricing

You buy or sell Class Y shares at the share price.

Distribution of Class Y shares

The distributor incurs the expenses of distributing the fund's Class Y shares, none of which are reimbursed by the fund or the Class Y shareowners. Distribution expenses include fees paid to broker-dealers which have sales agreements with the distributor and other parties, advertising expenses and the cost of printing and mailing prospectuses to potential investors.

Additional dealer compensation
The distributor or its affiliates may pay additional compensation, out of their own assets, to certain brokerage firms and other intermediaries or their affiliates, based on sales or assets attributable to the firm, or such other criteria agreed to by the distributor. The firms to which payments may be made are determined by the distributor. These payments may provide an incentive, in addition to any sales charge, to these firms to actively promote the Pioneer funds or cooperate with the distributor's promotional efforts.

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Share price
The net asset value per share calculated on the day of your transaction. [end text box]

Opening your account

If you are an individual or other non-institutional investor, open your Class Y share account by completing an account application and sending it to the transfer agent by mail or by fax. If you are any other type of investor, please call the transfer agent to obtain a Class Y share account application and an account number.

If you invest in the fund through investment professionals or other financial intermediaries, including wrap programs and fund supermarkets, additional conditions may apply to your investment in the fund, and the investment professional or intermediary may charge you a transaction-based or other fee for its services. These conditions and fees are in addition to those imposed by the fund and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees.

The transfer agent must receive your account application before you send your initial check or federal funds wire. In addition, you must provide a bank wire address of record when you establish your account.

If your shares are held in your investment firm's name, the options and services available to you may be different from those discussed in this prospectus. Ask your investment professional for more information.

Account options
Use your account application to select options and privileges for your account. You can change your selections at any time by sending a completed account options form to the transfer agent. You may be required to obtain a signature guarantee to make certain changes to an existing account.

Call or write to the transfer agent for account applications, account options forms and other account information:

Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014
Boston, Massachusetts 02205-5014
Telephone 1-888-294-4480

Telephone transaction privileges
If your account is registered in your name, you can exchange or sell Class Y shares by telephone. If you do not want your account to have telephone transaction privileges, you must indicate that choice on your account application or by writing to the transfer agent.

When you request a telephone transaction the transfer agent will try to confirm that the request is genuine. The transfer agent records the call, requires the caller to provide validating information for the account and sends you a written confirmation. The fund may implement other confirmation procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party.

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By phone
If you want to place your telephone transaction by speaking to a shareowner services representative, call 1-888-294-4480 between 9:00 a.m. and 6:00 p.m. Eastern time on any weekday that the New York Stock Exchange is open.
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General rules on buying, exchanging and selling your fund shares

Share price

If you place an order to purchase, exchange or sell shares with the transfer agent or a broker-dealer by the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time), your transaction will be completed at the share price determined as of the close of trading on the New York Stock Exchange on that day. If your order is placed with the transfer agent or a broker-dealer after 4:00 p.m., or your order is not in good order, your transaction will be completed at the share price next determined after your order is received in good order by the fund. The broker-dealer is responsible for transmitting your order to the fund in a timely manner.

Buying

You can buy Class Y shares at net asset value per share. The fund does not impose any initial, contingent deferred or asset based sales charge on Class Y shares. The distributor may reject any order until it has confirmed it in writing and received payment.

You may use securities you own to purchase shares of the fund provided that Pioneer, in its sole discretion, determines that the securities are consistent with the fund's objective and policies and their acquisition is in the best interests of the fund. If the fund accepts your securities, they will be valued for purposes of determining the number of fund shares to be issued to you in the same way the fund will value the securities for purposes of determining its net asset value. For federal income tax purposes, you may be taxed in the same manner as if you sold the securities that you exchange for cash in an amount equal to the value of the fund shares that you receive in exchange. Your sales charge for purchases of fund shares will be based upon the value of the fund shares that you receive. Your broker may also impose a fee in connection with processing your purchase of fund shares with securities.

Minimum investment amount

Your initial Class Y share investment must be at least $5 million. This amount may be invested in one or more of the Pioneer mutual funds that currently offer Class Y shares. There is no minimum additional investment amount.

Identity verification
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the fund to identify you.

The fund may close your account if we cannot adequately verify your identity. The redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

Waivers of the minimum investment amount
The fund will accept an initial investment of less than $5 million if:

(a) The investment is made by a trust company or bank trust department which is initially investing at least $1 million in any of the Pioneer mutual funds and, at the time of the purchase, such assets are held in a fiduciary, advisory, custodial or similar capacity over which the trust company or bank trust department has full or shared investment discretion; or

(b) The investment is at least $1 million in any of the Pioneer mutual funds and the purchaser is an insurance company separate account; or

(c) The account is not represented by a broker/dealer and the investment is made by (1) an ERISA-qualified retirement plan that meets the requirements of Section 401 of the Internal Revenue Code, (2) an employer-sponsored retirement plan that meets the requirements of Sections 403 or 457 of the Internal Revenue Code, (3) a private foundation that meets the requirements of Section 501(c)(3) of the Internal Revenue Code or
     (4) an endowment or other organization that meets the requirements of
     Section 509(a)(1) of the Internal Revenue Code; or

(d) The investment is made by an employer-sponsored retirement plan established for the benefit of (1) employees of Pioneer or its affiliates, or (2) employees or the affiliates of broker-dealers who have a Class Y shares sales agreement with the distributor; or

(e) The investment is made through certain mutual fund programs sponsored by qualified intermediaries, such as broker-dealers and investment advisers. In each case, the intermediary has entered into an agreement with Pioneer to include Class Y shares of the Pioneer mutual funds in their program. The intermediary provides investors participating in the program with additional services, including advisory, asset allocation, recordkeeping or other services. You should ask your investment firm if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs may also offer their clients other classes of shares of the funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class; or

(f)  The investment is made by another Pioneer fund.

Exchanging
You may exchange your Class Y shares for the Class Y shares of another Pioneer mutual fund.

Your exchange request must be for at least $1,000. The fund allows you to exchange your Class Y shares at net asset value without charging you either an initial or contingent deferred sales charge. Before you request an exchange, consider each fund's investment objective and policies as described in the fund's prospectus.

Selling
Your Class Y shares will be sold at net asset value per share next calculated after the fund or its authorized agent, such as broker-dealers, receives your request in good order. If a signature guarantee is required, you must submit your request in writing.

The fund generally will send your sale proceeds by check, bank wire or electronic funds transfer. Normally you will be paid within seven days. If you recently purchased the shares being sold, the fund may delay payment of the sale proceeds until your check has cleared. This may take up to 15 calendar days from the purchase date.

If you are selling shares from a non-retirement account or certain IRAs, you may use any of the methods described below. If you are selling shares from a retirement account other than an IRA, you must make your request in writing.

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Good order means that:
o    You have provided adequate instructions

o    There are no outstanding claims against your account
o    There are no transaction limitations on your account
o If you have any fund share certificates, you submit them and they are signed by each record owner exactly as the shares are registered
o    Your request includes a signature guarantee if you:
     -    Are selling over $100,000 worth of shares and
     - Want the sale proceeds sent to an address other than your bank account of record or
     - Want the sale proceeds to be made payable to someone other than the account's record owners or
     - The account registration, address of record or bank account of record has changed within the last 30 days
o    Are selling or exchanging over $5 million worth of shares

o Are transferring the sale proceeds to a Pioneer mutual fund account with a different registration
[end text box]

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You may have to pay income taxes on a sale or an exchange.
[end text box]

Buying shares

In writing, by mail or by fax
You can purchase Class Y shares by mailing a check to the transfer agent. Make your check payable to the fund. Neither initial nor subsequent investments should be made by third party check. Your check must be in U.S. dollars and drawn on a U.S. bank. Include in your purchase request the fund's name, the account number and the name or names in the account registration.

If you are registering an account in the name of a corporation or other fiduciary, you must send your completed account set-up forms to the transfer agent prior to making your initial purchase.

By phone or wire
By wire
If you have an existing Class Y account, you may wire funds to purchase Class Y shares. Note, however, that:
o State Street Bank must receive your wire no later than 11:00 a.m. Eastern time on the business day after the fund receives your request to purchase shares
o If State Street Bank does not receive your wire by 11:00 a.m. Eastern time on the next business day, your transaction will be canceled at your expense and risk
o Wire transfers normally take two or more hours to complete and a fee may be charged by the sending bank
o    Wire transfers may be restricted on holidays and at certain other times

Instruct your bank to wire funds to:
Receiving Bank:                     State Street Bank
                                       and Trust Company
                                    225 Franklin Street
                                    Boston, MA 02101
                                    ABA Routing No. 011000028
For further credit to:              Shareholder Name
                                    Existing Pioneer
                                    Account No.
                                    Pioneer Tax Free Income Fund

Through your investment firm
Consult your investment professional for more information.

Exchanging shares

In writing, by mail or by fax
You can exchange Class Y shares by mailing or faxing a letter of instruction to the transfer agent. You can exchange fund shares directly through the fund only if your account is registered in your name. However, you may not fax an exchange request for more than $5 million. Include in your letter:
o    The name and signature of all registered owners
o A signature guarantee for each registered owner if the amount of the exchange is more than $5 million
o The name of the fund out of which you are exchanging and the name of the fund into which you are exchanging
o    The dollar amount or number of Class Y shares you are exchanging

By phone or wire
By phone
After you establish your Class Y account, you can exchange fund shares by phone if:
o You are using the exchange to establish a new account, provided the new account has a registration identical to the original account
o    The fund into which you are exchanging offers Class Y shares

o You are not exchanging more than $5 million worth of shares per account per day
o    You can provide the proper account identification information

Through your investment firm
Consult your investment professional for more information about exchanging your shares.

Selling shares

In writing, by mail or by fax
You can sell some or all of your Class Y shares by writing directly to the fund only if your account is registered in your name. Include in your request your name, the fund's name, your fund account number, the dollar amount or number of Class Y shares to be sold and any other applicable requirements as described below.
o The transfer agent will send the sale proceeds to your address of record unless you provide other instructions
o    Your request must be signed by all registered owners
o The transfer agent will not process your request until it is received in good order

By fax
o You may sell up to $5 million per account per day if the proceeds are directed to your bank account of record
o You may sell up to $100,000 per account per day if the proceeds are not directed to your bank account of record

By phone or wire
By phone
o You may sell up to $5 million per account per day if the proceeds are directed to your bank account of record
o You may sell up to $100,000 per account per day if the proceeds are not directed to your bank account of record

You may sell fund shares held in a retirement plan account by phone only if your account is an IRA. You may not sell your shares by phone if you have changed your address (for checks) or your bank information (for wires and transfers) in the last 30 days.

You may receive your sale proceeds:
o By check, provided the check is made payable exactly as your account is registered
o By bank wire or by electronic funds transfer, provided the sale proceeds are being sent to your bank address of record

Through your investment firm
Consult your investment professional for more information. The fund has authorized the distributor to act as its agent in the repurchase of fund shares from qualified investment firms. The fund reserves the right to terminate this procedure at any time.

How to contact us

By phone
For information or to request a telephone transaction between 9:00 a.m. and 6:00 p.m. (Eastern time) by speaking with a shareholder services representative call 1-888-294-4480
To use FactFone(SM) call
1-800-225-4321

By mail
Send your written instructions to:
Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014
Boston, Massachusetts 02205-5014

Pioneer website
www.pioneerfunds.com
--------------------

By fax
Fax your exchange and sale requests to:
1-888-294-4485


Excessive trading
Frequent trading into and out of the fund can disrupt portfolio management strategies, harm fund performance by forcing the fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of the fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. The fund discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in the fund's shares to be excessive for a variety of reasons, such as if:

o You sell shares within a short period of time after the shares were purchased;
o You make two or more purchases and redemptions within a short period of time;
o You enter into a series of transactions that is indicative of a timing pattern or strategy; or
o We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The fund's Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares by fund investors. Pursuant to these policies and procedures, we monitor selected trades on a daily basis in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to the fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of the fund's shareholders.

While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in the fund may be adversely affected. Frequently, fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the fund's policies.

In addition to monitoring trades, the policies and procedures provide that:

o Certain funds managed by Pioneer have adopted redemption fees that are incurred if you redeem shares within a short period after purchase, including exchanges. These redemption fees are described in the applicable prospectuses under "Fees and expenses."

The fund may reject a purchase or exchange order before its acceptance or an order prior to issuance of shares. The fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that the fund believes are requested on behalf of market timers. The fund reserves the right to reject any purchase request by any investor or financial institution if the fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the fund. The fund and its shareholders do not incur any gain or loss as a result of a rejected order. The fund may impose further restrictions on trading activities by market timers in the future. The fund's prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

[text box]
Other requirements
If you must use a written request to exchange or sell your Class Y shares and your account is registered in the name of a corporation or other fiduciary you must include the name of an authorized person and a certified copy of a current corporate resolution, certificate of incumbency or similar legal document showing that the named individual is authorized to act on behalf of the record owner.
[end text box]

Account options

Distribution options
The fund offers three distribution options. Any fund shares you buy by reinvesting distributions will be priced at the applicable net asset value per share.

(1) Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by the fund will automatically be invested in additional fund shares.

(2) You may elect to have the amount of any dividends paid to you in cash and any capital gain distributions reinvested in additional shares.

(3) You may elect to have the full amount of any dividends and/or capital gain distributions paid to you in cash.

Options (2) or (3) are not available to retirement plan accounts or accounts with a current value of less than $500.

If your distribution check is returned to the transfer agent or you do not cash the check for six months or more, the transfer agent may reinvest the amount of the check in your account and automatically change the distribution option on your account to option (1) until you request a different option in writing. These additional shares will be purchased at the then current net asset value.

Shareowner services

Pioneer website
www.pioneerfunds.com
The website includes a full selection of information on mutual fund investing. You can also use the website to get:
o    Your current account information
o    Prices, returns and yields of all publicly available Pioneer mutual funds
o    Prospectuses for all the Pioneer mutual funds
o    A copy of Pioneer's privacy notice

FactFone(SM) 1-800-225-4321
You can use FactFone(SM) to:
o    Obtain current information on your Pioneer mutual fund accounts
o Inquire about the prices and yields of all publicly available Pioneer mutual funds
o    Request account statements

If your account is registered in the name of a broker-dealer or other third party, you may not be able to use FactFoneSM to obtain account information.

Confirmation statements
The transfer agent maintains an account for each investment firm or individual shareowner and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur, except automatic investment plan transactions, which are confirmed quarterly. If you have more than one Pioneer mutual fund account registered in your name, the Pioneer combined account statement will be mailed to you each quarter.

Tax information
In January of each year, the fund will mail you information about the tax status of the dividends and distributions paid to you by the fund.

Privacy
The fund has a policy that protects the privacy of your personal information. A copy of Pioneer's privacy notice was given to you at the time you opened your account. The fund will send you a copy of the privacy notice each year. You may also obtain the privacy notice by calling the transfer agent or through Pioneer's website.

Shareowner account policies

Signature guarantees and other requirements You are required to obtain a signature guarantee when you are:
o Requesting certain types of exchanges or sales of fund shares o
o    Requesting certain types of changes for your existing account

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

All Pioneer funds will accept only medallion signature guarantees. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution that is participating in a medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions that are not participating in one of these programs are not accepted.

Fiduciaries and corporations are required to submit additional documents to sell fund shares.

Minimum account size
The fund requires that you maintain a minimum account value of $500. If you hold less than $500 in your account, the fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 60 days from the date of the notice to make additional investments to avoid having your shares sold. This policy does not apply to certain qualified retirement plan accounts.

Telephone and website access
You may have difficulty contacting the fund by telephone or accessing pioneerfunds.com during times of market volatility or disruption in telephone or Internet service. On New York Stock Exchange holidays or on days when the exchange closes early, Pioneer will adjust the hours for the telephone center accordingly. If you are unable to access pioneerfunds.com or reach the fund by telephone, you should communicate with the fund in writing.

Share certificates
The fund does not offer share certificates. Shares are electronically recorded.

Other policies
The fund and the distributor reserve the right to:
o charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. The fund will provide 60 days' notice of material amendments to or termination of the exchange privilege
o revise, suspend, limit or terminate the account options or services available to shareowners at any time, except as required by the rules of the Securities and Exchange Commission

The fund reserves the right to:
o    stop offering Class Y shares
o suspend transactions in shares when trading on the New York Stock Exchange is closed or restricted, when the Securities and Exchange Commission determines an emergency or other circumstances exist that make it impracticable for the fund to sell or value its portfolio securities
o redeem in kind by delivering to you portfolio securities owned by the fund rather than cash. Securities you receive this way may increase or decrease in value while you hold them and you may incur brokerage and transaction charges and tax liability when you convert the securities to cash

Dividends, capital gains and taxes

Dividends and capital gains

The fund declares a dividend daily. The dividend consists of substantially all of the fund's net income. You begin to earn dividends on the first business day following receipt of payment for shares. You continue to earn dividends up to and including the date of sale. Dividends are normally paid on the last business day of each month. The fund generally pays any distributions of net short- and long-term capital gains in November.

The fund may also pay dividends and capital gain distributions at other times if necessary for the fund to avoid U.S. federal income or excise tax. If you invest in the fund close to the time that the fund makes a distribution, generally you will pay a higher price per share and you will pay taxes on the amount of the distribution whether you reinvest the distribution or receive it as cash.

Taxes
For U.S. federal income tax purposes, distributions from the fund's net long-term capital gains (if any) are considered long-term capital gains and may be taxable to you at different maximum rates depending upon their source and other factors. Distributions from the fund's net short-term capital gains are taxable as ordinary income. Dividends are taxable either as ordinary income or, if so designated by the fund and certain other conditions, including holding period requirements, are met by the fund and the shareholder, as "qualified dividend income" taxable to individual shareholders at a maximum 15% U.S. federal income tax rate. Since the fund's income is derived primarily from sources that do not pay "qualified dividend income," dividends from the fund generally will not qualify for taxation at the maximum 15% U.S. federal income tax rate available to individuals on qualified dividend income. Dividends and distributions are taxable, whether you take payment in cash or reinvest them to buy additional fund shares.

When you sell or exchange fund shares you will generally recognize a capital gain or capital loss in an amount equal to the difference between the net amount of sale proceeds (or, in the case of an exchange, the fair market value of the shares) that you receive and your tax basis for the shares that you sell or exchange. In January of each year the fund will mail to you information about your dividends, distributions and any shares you sold in the previous calendar year.

You must provide your social security number or other taxpayer identification number to the fund along with the certifications required by the Internal Revenue Service when you open an account. If you do not or if it is otherwise legally required to do so, the fund will withhold 28% "backup withholding" tax from your dividends and distributions, sale proceeds and any other payments to you.

You should ask your tax adviser about any federal, state, local and foreign tax considerations, including possible additional withholding taxes for non-U.S. shareholders. You may also consult the fund's statement of additional information for a more detailed discussion of qualified dividend income and other U.S. federal income tax considerations that may affect the fund and its shareowners.

[text box: capital icon]
Sales and exchanges may be taxable transactions to shareowners.
[end text box]

Financial highlights

The financial highlights table helps you understand the fund's financial performance since inception.

Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that you would have earned on an investment in Class I shares of AmSouth Government Income Fund, the predecessor to Pioneer Government Income Fund (assuming reinvestment of all dividends and distributions).

The information below has been audited by [       ], the fund's independent
registered public accounting firm, whose report is included in the fund's annual report of AmSouth Government Income Fund. The annual report is available upon request.

AmSouth Government Income Fund
Class I shares

Pioneer
Government Income Fund

You can obtain more free information about the fund from your investment firm or by writing to Pioneer Investment Management Shareholder Services, Inc., 60 State Street, Boston, Massachusetts 02109. You may also call 1-888-294-4480.

The fund makes available the statement of additional information and shareowner reports, free of charge, on the fund's website at www.pioneerfunds.com.

Shareowner reports
Annual and semiannual reports to shareowners, and quarterly reports filed with the Securities and Exchange Commission, provide information about the fund's investments. The annual report discusses market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year.

Statement of additional information
The statement of additional information provides more detailed information about the fund. It is incorporated by reference into this prospectus.

Visit our website
www.pioneerfunds.com

You can also review and copy the fund's shareowner reports, prospectus and statement of additional information at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Call 1-202-942-8090 for information. The Commission charges a fee for copies. You can get the same information free from the Commission's EDGAR database on the Internet (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the Commission's Public Reference Section, Washington, D.C. 20549-0102.

(Investment Company Act file no. 811-xxxxx)










Pioneer Funds Distributor, Inc.
60 State Street
Boston, MA 02109
                                                                   xxxxx-00-xx05
www.pioneerfunds.com                     (C)2005 Pioneer Funds Distributor, Inc.
                                                                     Member SIPC

                                                                  [Pioneer logo]

  Pioneer
  Treasury Reserves Fund
                                             Class A, Class B and Class C Shares
                                                       Prospectus, [     , 2005]








                                 Contents


                                 Basic information about the fund              X
                                 Management                                    X
                                 Buying, exchanging and selling shares         X
                                 Dividends, capital gains and taxes            X
                                 Financial highlights                          X


                                 Neither the Securities and Exchange Commission nor any state securities agency has approved the fund's shares or determined whether this prospectus is accurate or complete. Any representation to the contrary is a crime.

[text box]
An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. [end text box]

[text box]
Contact your investment professional to discuss how the fund fits into your portfolio.
[end text box]

Basic information about the fund

Investment objective
Current income, preservation of capital and liquidity through investments in high-quality short-term securities.

Principal investment strategies

The fund seeks to maintain a constant net asset value of $1.00 per share by investing in high-quality, U.S. dollar denominated money market securities. Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in U.S. Treasury bills, notes and bonds, and repurchase agreements with respect to these securities. U.S. Treasury securities are direct obligations of the U.S. government.

The fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets as described above.

In addition, the fund may invest up to 20% of its net assets in obligations issued by the U.S. government and agencies and instrumentalities of the U.S. government for which the U.S. Treasury unconditionally guarantees payment of principal and interest, and repurchase agreements with respect to these securities.

The fund invests exclusively in securities with a maximum remaining maturity of 397 days and maintains a dollar-weighted average portfolio maturity of 90 days or less.

In selecting the fund's portfolio, Pioneer complies with the rating, maturity and diversification requirements applicable to money market funds. Within those limits, Pioneer's assessment of broad economic factors that are expected to affect economic activity and interest rates influence its securities selection. Pioneer also employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, to assess an issuer's credit quality.

Pioneer Investment Management, Inc., the fund's investment adviser, considers both broad economic factors and issuer specific factors in selecting a portfolio designed to achieve the fund's investment objective. In assessing the appropriate maturity and rating weighting of the fund's portfolio, Pioneer considers a variety of factors that are expected to influence economic activity and interest rates. These factors include fundamental economic indicators, such as the rates of economic growth and inflation, Federal Reserve monetary policy and the relative value of the U.S. dollar compared to other currencies. Once Pioneer determines the preferable portfolio characteristics, Pioneer selects individual securities based upon the terms of the securities (such as yields compared to U.S. Treasuries or comparable issues), liquidity and rating and issuer diversification. Pioneer also employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, to assess an issuer's credit quality, taking into account financial condition, future capital needs and potential for change in rating. In making these portfolio decisions, Pioneer relies on the knowledge, experience and judgment of its staff who have access to a wide variety of research.

Principal risks of investing in the fund

Even though the fund seeks to maintain a $1 share price, you could lose money on your investment or the fund could fail to generate high current income if:

|X| Interest rates go up, causing the value of the fund's investments to decline

|X| Pioneer's judgment about the attractiveness or relative value of a particular security proves to be incorrect

Basic information about the fund

The fund's past performance
The bar chart and table indicate the risks of investing in the fund by showing how the fund has performed in the past. The fund's performance will vary from year to year.

Pursuant to an agreement and plan of reorganization, the fund acquired the assets and liabilities of AmSouth Treasury Reserve Money Market Fund (the predecessor fund) on [ , 2005.] In the reorganization, the predecessor fund exchanged all of its assets for shares of the fund. The predecessor fund offered classes of shares similar to the fund's Class A shares. As a result of the reorganization, the fund is the accounting successor of the predecessor fund. The performance of each class of the fund includes the performance of the predecessor fund's Class A shares prior to the reorganization, which has been restated to reflect differences in any applicable sales charges (but not differences in expenses).

The fund's past performance does not necessarily indicate how it will perform in the future. As a shareowner, you may lose or make money on your investment.
--------------------------------------------------------------------------------

Fund performance

The chart shows the performance of the fund's Class A shares for each of the past 10 calendar years. Class B and Class C shares will have different performance. The chart does not reflect any sales charge you may pay when you buy or sell fund shares. Any sales charge will reduce your return.

Annual return Class A shares
(Year ended December 31)

'95      5.41%
'96      4.78%
'97      4.78%
'98      4.68%
'99      4.38%
'00      5.54%
'01      3.47%
'02      0.96%
'03      0.29%
'04      0.61%

--------------------------------------------------------------------------------

The highest calendar quarterly return was 1.43% (9/30/94 to 12/31/00) The lowest calendar quarterly return was 0.04% (9/30/03 to 12/31/03)

Comparison with the 90-day Treasury bill
The table shows the average annual total returns for each class of the fund over time and compares these returns to the returns of the 90-day Treasury bill.

Unlike the fund, the index is not managed and does not incur expenses. The table:

o    Reflects sales charges applicable to the class

o    Assumes that you sell your shares at the end of the period

o    Assumes that you reinvest all of your dividends and distributions

Average annual total return (%)
(for periods ended December 31, 2004)

                            1 Year              5 Years             10 Years            Inception
                                                                                        Date*
Class A                                                                                 8/29/94
Return before taxes(1)      0.61%               2.15%               3.47%
Class B                                                                                 xx/xx/05
Return before taxes         %                   %                   %
Class C                                                                                 xx/xx/05
Return before taxes         %                   %                   %
90-day Treasury bill
(reflects no
deduction for taxes)        %                   %                   %

*   Reflects the inception dates of the predecessor fund.

(1) The return reported above assumes the reinvestment of dividends. The AmSouth Treasury Reserve Money Market Fund commenced operations on March 29, 1994 through a transfer of assets from certain collective trust fund ("commingled") accounts managed by AAMI, using substantially the same investment objective, polices and methodologies as the Fund. The quoted performance of the Fund includes the performance of the commingled accounts for the periods prior to the Fund's commencement of operations, restated to reflect the expenses associated with the Fund. The commingled accounts were not registered with the SEC and were not subject to the investment restrictions imposed by law on registered mutual funds. If the commingled accounts had been registered, their returns may have been adversely affected. Class A Shares were first offered on August 29, 1994.

Fees and expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareowner fees
paid directly from your investment                    Class A           Class B           Class C

Maximum sales charge (load) when you buy shares
as a percentage of offering price                     None              None              None

Maximum deferred sales charge (load) as a percentage
of offering price or the amount you receive when
you sell shares, whichever is less                    None(1)           4.00%             None


Annual fund operating expenses
paid from the assets of the fund
as a percentage of average daily net assets           Class A           Class B           Class C
Management Fee                                        0.40%              0.40%             0.40%
Distribution and Service (12b-1) Fee                  0.15%              1.00%            1.00%
Other Expenses(2)                                     0.19%
Total Annual Fund Operating Expenses(3)               0.74%

1 Purchases of $1 million or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%. See "Buying, exchanging and selling shares."

2    Other expenses are based on estimated amounts for the current fiscal year.

3 The fund's total annual operating expenses in the table have not been reduced by any expense offset arrangements.

Example
This example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. It assumes that: a) you invest $10,000 in the fund for the time periods shown, b) you reinvest all dividends and distributions, c) your investment has a 5% return each year, and d) the fund's gross operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:


               If you sell your shares                                  If you do not sell your shares
                                                    Number of years you own your shares
               1           3            5         10           1             3          5         10
Class A        $           $           $          $            $           $          $           $
Class B
Class C

Management

Pioneer, the fund's investment adviser,
selects the fund's investments and oversees the fund's operations.

Pioneer is an indirect, wholly owned subsidiary of UniCredito Italiano S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. As of March 31, 2005, assets under management were approximately $176 billion worldwide, including over $43 billion in assets under management by Pioneer.

Investment adviser
Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.
The firm's U.S. mutual fund investment history includes creating in 1928 one of the first mutual funds.

Pioneer has received an order from the Securities and Exchange Commission that permits Pioneer, subject to the approval of the fund's Board of Trustees, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval. Pioneer retains the ultimate responsibility to oversee and recommend the hiring, termination and replacement of any subadviser. To the extent that the Securities and Exchange Commission adopts a rule that would supersede the order, Pioneer and the fund intend to rely on such rule to permit Pioneer, subject to the approval of the fund's Board of Trustees and any other applicable conditions of the rule, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval.

Portfolio management

Day-to-day management of the fund's portfolio is the responsibility of Andrew Feltus. Mr. Feltus is supported by the fixed income team. Members of this team manage other Pioneer funds investing primarily in fixed income securities. The portfolio manager and the team also may draw upon the research and investment management expertise of the global research team, which provides fundamental research on companies and includes members from Pioneer's affiliate, Pioneer Investment Management Limited. Mr. Feltus, a vice president, joined Pioneer in 1994 and has been an investment professional for more than 10 years.

The fund's statement of additional information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares of the fund.

Management fee
The fund pays Pioneer a fee for managing the fund and to cover the cost of providing certain services to the fund. Pioneer's annual fee is equal to 0.40% of the fund's average daily net assets. The fee is computed daily and paid monthly.

Distributor and transfer agent
Pioneer Funds Distributor, Inc. is the fund's distributor. Pioneer Investment Management Shareholder Services, Inc. is the fund's transfer agent. The fund compensates the distributor and transfer agent for their services. The distributor and the transfer agent are affiliates of Pioneer.

Disclosure of portfolio holdings
The fund's policies and procedures with respect to disclosure of the fund's portfolio securities are described in the statement of additional information and on Pioneer's website at www.pioneerfunds.com.

Buying, exchanging and selling shares

Net asset value

The fund's net asset value is the value of its portfolio of securities plus any other assets minus its operating expenses and any other liabilities. The fund calculates a net asset value for each class of shares twice daily, every day the New York Stock Exchange is open, at 12:00 noon Eastern time and when regular trading closes (normally 4:00 p.m. Eastern time).

The fund generally values its portfolio securities using the amortized cost method. This valuation method assumes a steady rate of amortization of any premium or discount from the date of purchase until the maturity of each security.

You buy or sell shares at the share price. When you buy Class A, Class B or Class C shares, you do not pay an initial sales charge. When you sell Class B or Class C shares, you may pay a contingent deferred sales charge depending on how long you have owned your shares.

Choosing a class of shares

The fund offers three classes of shares through this prospectus. Each class has different sales charges and expenses, allowing you to choose the class that best meets your needs.

Factors you should consider include:

|X|  How long you expect to own the shares
|X|  The expenses paid by each class
|X|  Whether you qualify for any reduction or waiver of sales charges

Your investment professional can help you determine which class meets your goals. Your investment firm may receive different compensation depending upon which class you choose. If you are not a U.S. citizen and are purchasing shares outside the U.S., you may pay different sales charges under local laws and business practices.

Distribution plans
The fund has adopted a distribution plan for each class of shares offered through this prospectus in accordance with Rule 12b-1 under the Investment Company Act of 1940. Under each plan the fund pays distribution and service fees to the distributor. Because these fees are an ongoing expense of the fund, over time they increase the cost of your investment and your shares may cost more than shares that are subject to other types of sales charges.

Additional dealer compensation
The distributor or its affiliates may pay additional compensation, out of their own assets, to certain brokerage firms and other intermediaries or their affiliates, based on sales or assets attributable to the firm, or such other criteria agreed to by the distributor. The firms to which payments may be made are determined by the distributor. These payments may provide an incentive, in addition to any sales charge, to these firms to actively promote the Pioneer funds or cooperate with the distributor's promotional efforts.

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Share price

The net asset value per share calculated on the day of your transaction, adjusted for any applicable sales charge.
[end text box]

Comparing classes of shares

Class A
Class B
Class C

Why you might prefer each class
You may prefer Class A shares if you do not want to pay an initial or contingent deferred sales charge when you buy your fund shares.

You may prefer Class B shares if you do not want to pay an initial sales charge, or if you plan to hold your investment for at least five years. Class B shares are not recommended if you are investing $250,000 or more.

You may prefer Class C shares if you qualify for a waiver of the initial sales charge and you would rather pay higher annual expenses over time.

Initial sales charge
None, but you may pay a sales charge if you exchange your shares for the Class A shares of another Pioneer mutual fund.

None.

1% of the offering price, which is waived for certain investors. At the time of purchase, your investment firm receives a commission from the distributor of up to 2%.

Contingent deferred sales charges
None, except in certain circumstances when the initial sales charge is waived.

Up to 4% is charged if you sell your shares. The charge is reduced over time and not charged after five years. Your investment firm may receive a commission from the distributor at the time of your purchase of up to 4%.

A 1% charge if you sell your shares within one year of purchase. Your investment firm may receive a commission from the distributor at the time of your purchase of up to 1%.

Distribution and service fees
Up to 0.15% of average daily net assets.

Up to 1% of average daily net assets.

Up to 1% of average daily net assets.

Annual expenses (including distribution and service fees)
Lower than Class B or Class C.

Higher than Class A shares; Class B shares convert to Class A shares after eight years.

Higher than Class A shares; Class C shares do not convert to any other class of shares. You continue to pay higher annual expenses.

Exchange privilege
Class A shares of other Pioneer mutual funds.

Class B shares of other Pioneer mutual funds.

Class C shares of other Pioneer mutual funds.

Maximum purchase amount (per transaction)
None

$49,999

$999,999

Sales charges: Class B shares

You buy Class B shares at net asset value per share without paying an initial sales charge. However, if you sell your Class B shares within five years of purchase, you will pay the distributor a contingent deferred sales charge. The contingent deferred sales charge decreases as the number of years since your purchase increases.

Contingent deferred sales charge
---------------------------------------------
On shares sold                      As a % of
before the              dollar amount subject
end of year               to the sales charge
---------------------------------------------
1                                           4
..............................................
2                                           4
..............................................
3                                           3
..............................................
4                                           2
..............................................
5                                           1
..............................................
6+                                          0
---------------------------------------------

Shares purchased prior to December 1, 2004 remain subject to the contingent deferred sales charges in effect at the time you purchased those shares.

Conversion to Class A shares
Class B shares automatically convert into Class A shares. This helps you because Class A shares pay lower expenses.

Your Class B shares will convert to Class A shares eight years after the date of purchase except that:
|X| Shares purchased by reinvesting dividends and capital gain distributions will convert to Class A shares over time in the same proportion as other shares held in the account
|X| Shares purchased by exchanging shares from another fund will convert on the date that the shares originally acquired would have converted into Class A shares

Currently, the Internal Revenue Service permits the conversion of shares to take place without imposing a federal income tax. Conversion may not occur if the Internal Revenue Service deems it a taxable event for federal tax purposes.

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Paying the contingent deferred sales charge (CDSC)

Several rules apply for Class B shares so that you pay the lowest possible CDSC.

|X| The CDSC is calculated on the current market value or the original cost of the shares you are selling, whichever is less
|X|  You do not pay a CDSC on reinvested dividends or distributions
|X| If you sell only some of your shares, the transfer agent will first sell your shares that are not subject to any CDSC and then the shares that you have owned the longest
|X| You may qualify for a waiver of the CDSC normally charged. See "Waiver or reduction of contingent deferred sales charges (CDSC)"
[end text box]

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Contingent deferred sales charge
A sales charge that may be deducted from your sale proceeds.
[end text box]

Sales charges: Class C shares

You buy Class C shares at net asset value per share without paying an initial sales charge. However, if you sell your Class C shares within one year of purchase, you will pay the distributor a contingent deferred sales charge of 1% of the current market value or the original cost of the shares you are selling, whichever is less.

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Paying the contingent deferred sales charge (CDSC)

Several rules apply for Class C shares so that you pay the lowest possible CDSC.

|X| The CDSC is calculated on the current market value or the original cost of the shares you are selling, whichever is less
|X|  You do not pay a CDSC on reinvested dividends or distributions
|X| If you sell only some of your shares, the transfer agent will first sell your shares that are not subject to any CDSC and then the shares that you have owned the longest
|X| You may qualify for a waiver of the CDSC normally charged. See "Waiver or reduction of contingent deferred sales charges (CDSC)"
[end text box]

[text box:]
Contingent deferred sales charge
A sales charge that may be deducted from your sale proceeds.
[end text box]

Waiver or reduction of contingent deferred sales charges (CDSC)

It is your responsibility to confirm that your investment professional has notified the distributor of your eligibility for a reduced sales charge at the time of sale. If you or your investment professional do not notify the distributor of your eligibility, you will risk losing the benefits of a reduced sales charge.

Class B and Class C shares

The distributor may waive or reduce the CDSC for Class B or Class C shares if:
|X| The distribution results from the death of all registered account owners or a participant in an employer-sponsored plan. For UGMAs, UTMAs and trust accounts, the waiver applies only upon the death of all beneficial owners;
|X| You become disabled (within the meaning of Section 72 of the Internal Revenue Code) after the purchase of the shares being sold. For UGMAs, UTMAs and trust accounts, the waiver only applies upon the disability of all beneficial owners;
|X| The distribution is made in connection with limited automatic redemptions as described in "Systematic withdrawal plans" (limited in any year to 10% of the value of the account in the fund at the time the withdrawal plan is established);
|X| The distribution is from any type of IRA, 403(b) or employer-sponsored plan described under Section 401(a) or 457 of the Internal Revenue Code and, in connection with the distribution, one of the following applies:

     - It is part of a series of substantially equal periodic payments made over the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary (limited in any year to

          10% of the value of the participant's account at the time the distribution amount is established);
     - It is a required minimum distribution due to the attainment of age 70 1/2, in which case the distribution amount may exceed 10% (based solely on total plan assets held in Pioneer mutual funds);
     - It is rolled over to or reinvested in another Pioneer mutual fund in the same class of shares, which will be subject to the CDSC of the shares originally held; or
     - It is in the form of a loan to a participant in a plan that permits loans (each repayment applied to the purchase of shares will be subject to a CDSC as though a new purchase);
|X| The distribution is to a participant in an employer-sponsored retirement plan described under Section 401(a) of the Internal Revenue Code or to a participant in an employer-sponsored 403(b) plan or employer-sponsored 457 plan if (i) your employer has made special arrangements for your plan to operate as a group through a single broker, dealer or financial intermediary and (ii) all participants in the plan who purchase shares of a Pioneer mutual fund do so through a single broker, dealer or other financial intermediary designated by your employer and is or is in connection with:
     -    A return of excess employee deferrals or contributions;
     - A qualifying hardship distribution as described in the Internal Revenue Code. For Class B shares, waiver is granted only on payments of up to 10% of total plan assets held by Pioneer for all participants, reduced by the total of any prior distributions made in that calendar year;
     - Due to retirement or termination of employment. For Class B shares, waiver is granted only on payments of up to 10% of total plan assets held in a Pioneer mutual fund for all participants, reduced by the total of any prior distributions made in the same calendar year; or
     - From a qualified defined contribution plan and represents a participant's directed transfer, provided that this privilege has been preauthorized through a prior agreement with the distributor regarding participant directed transfers (not available to Class B shares);
|X| The distribution is made pursuant to the fund's right to liquidate or involuntarily redeem shares in a shareholder's account; or
|X| The selling broker elects, with the distributor's approval, to waive receipt of the commission normally paid at the time of the sale.

Please see the fund's statement of additional information for more information regarding reduced sales charges and breakpoints.

Opening your account

If your shares are held in your investment firm's name, the options and services available to you may be different from those discussed in this prospectus. Ask your investment professional for more information.

If you invest in the fund through investment professionals or other financial intermediaries, including wrap programs and fund supermarkets, additional conditions may apply to your investment in the fund, and the investment professional or intermediary may charge you a transaction-based or other fee for its services. These conditions and fees are in addition to those imposed by the fund and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees.

Account options
Use your account application to select options and privileges for your account. You can change your selections at any time by sending a completed account options form to the transfer agent. You may be required to obtain a signature guarantee to make certain changes to an existing account.

Call or write to the transfer agent for account applications, account options forms and other account information:

Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014 Boston, Massachusetts 02205-5014 Telephone 1-800-225-6292

Telephone transaction privileges
If your account is registered in your name, you can buy, exchange or sell fund shares by telephone. If you do not want your account to have telephone transaction privileges, you must indicate that choice on your account application or by writing to the transfer agent.

When you request a telephone transaction the transfer agent will try to confirm that the request is genuine. The transfer agent records the call, requires the caller to provide validating information for the account and sends you a written confirmation. The fund may implement other confirmation procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party.

Online transaction privileges
If your account is registered in your name, you may be able to buy, exchange or sell fund shares online. Your investment firm may also be able to buy, exchange or sell your fund shares online.

To establish online transaction privileges:
|X| For new accounts, complete the online section of the account application |X| For existing accounts, complete an account options form, write to the transfer agent or complete the online authorization screen on www.pioneerfunds.com

To use online transactions, you must read and agree to the terms of an online transaction agreement available on the Pioneer website. When you or your investment firm requests an online transaction the transfer agent electronically records the transaction, requires an authorizing password and sends a written confirmation. The fund may implement other procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party. You may not be able to use the online transaction privilege for certain types of accounts, including most retirement accounts.

[text box:]
By phone
If you want to place your telephone transaction by speaking to a shareowner services representative, call 1-800-225-6292 between 8:00 a.m. and 7:00 p.m. Eastern time on any weekday that the New York Stock Exchange is open. You may use FactFone(SM) at any time.
[end text box]

General rules on buying, exchanging and selling your fund shares

Share price
If you place an order to purchase, exchange or sell shares with the transfer agent or a broker-dealer by the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time), your transaction will be completed at the share price determined as of the close of trading on the New York Stock Exchange on that day. If your order is placed with the transfer agent or a broker-dealer after 4:00 p.m., or your order is not in good order, your transaction will be completed at the share price next determined after your order is received in good order by the fund. The broker-dealer is responsible for transmitting your order to the fund in a timely manner.

Buying

You may buy fund shares from any investment firm that has a sales agreement with the distributor. If you do not have an investment firm, please call 1-800-225-6292 for information on how to locate an investment professional in your area.

You can buy fund shares at the offering price. The distributor may reject any order until it has confirmed the order in writing and received payment. The fund reserves the right to stop offering any class of shares.

You may use securities you own to purchase shares of the fund provided that Pioneer, in its sole discretion, determines that the securities are consistent with the fund's objective and policies and their acquisition is in the best interests of the fund. If the fund accepts your securities, they will be valued for purposes of determining the number of fund shares to be issued to you in the same way the fund will value the securities for purposes of determining its net asset value. For federal income tax purposes, you may be taxed in the same manner as if you sold the securities that you exchange for cash in an amount equal to the value of the fund shares that you receive in exchange. Your sales charge for purchases of fund shares will be based upon the value of the fund shares that you receive. Your broker may also impose a fee in connection with processing your purchase of fund shares with securities.

Minimum investment amounts

Your initial investment must be at least $1,000. Additional investments must be at least $100 for Class A shares and $500 for Class B or Class C shares. You may qualify for lower initial or subsequent investment minimums if you are opening a retirement plan account, establishing an automatic investment plan or placing your trade through your investment firm.

Maximum purchase amounts
Purchases of fund shares are limited to $49,999 for Class B shares and $999,999 for Class C shares. These limits are applied on a per transaction basis. Class A shares are not subject to a maximum purchase amount.

Identity verification
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the fund to identify you.

The fund may close your account if we cannot adequately verify your identity. The redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

[text box]
Retirement plan accounts

You can purchase fund shares through tax-deferred retirement plans for individuals, businesses and tax-exempt organizations.

Your initial investment for most types of retirement plan accounts must be at least $250. Additional investments for most types of retirement plans must be at least $100.

You may not use the account application accompanying this prospectus to establish a Pioneer retirement plan. You can obtain retirement plan applications from your investment firm or by calling the Retirement Plans Department at 1-800-622-0176. [end text box]

[text box:]
Consult your investment professional to learn more about buying, exchanging or selling fund shares.
[end text box]

Exchanging
You may exchange your shares for shares of the same class of another Pioneer mutual fund.

Your exchange request must be for at least $1,000. The fund allows you to exchange your shares at net asset value without charging you either an initial or contingent deferred sales charge at the time of the exchange. Shares you acquire as part of an exchange will continue to be subject to any contingent deferred sales charge that applies to the shares you originally purchased. When you ultimately sell your shares, the date of your original purchase will determine your contingent deferred sales charge.

Before you request an exchange, consider each fund's investment objective and policies as described in the fund's prospectus.

Selling
Your shares will be sold at net asset value per share next calculated after the fund or its authorized agent, such as broker-dealers, receives your request in good order.

If the shares you are selling are subject to a deferred sales charge, it will be deducted from the sale proceeds. The fund generally will send your sale proceeds by check, bank wire or electronic funds transfer. Normally you will be paid within seven days. If you recently sent a check to purchase the shares being sold, the fund may delay payment of the sale proceeds until your check has cleared. This may take up to 15 calendar days from the purchase date.

If you are selling shares from a non-retirement account or certain IRAs, you may use any of the methods described below. If you are selling shares from a retirement account other than an IRA, you must make your request in writing.

[text box]
Good order means that:
|X|  You have provided adequate instructions
|X|  There are no outstanding claims against your account
|X|  There are no transaction limitations on your account

|X| If you have any fund share certificates, you submit them and they are signed by each record owner exactly as the shares are registered

|X|  Your request includes a signature guarantee if you:
     -    Are selling over $100,000 or exchanging over $500,000 worth of shares
     -    Changed your account registration or address within the last 30 days
     - Instruct the transfer agent to mail the check to an address different from the one on your account
     -    Want the check paid to someone other than the account owner(s)
     - Are transferring the sale proceeds to a Pioneer mutual fund account with a different registration
[end text box]

[text box:]
You may have to pay income taxes on a sale or an exchange.
[end text box]

Buying shares

Through your investment firm
Normally, your investment firm will send your purchase request to the fund's distributor and/or transfer agent. Consult your investment professional for more information. Your investment firm receives a commission from the distributor, and may receive additional compensation from Pioneer, for your purchase of fund shares.

By phone or online
You can use the telephone or online purchase privilege if you have an existing non-retirement account. Certain IRAs can use the telephone purchase privilege. If your account is eligible, you can purchase additional fund shares by phone or online if:
|X|  You established your bank account of record at least 30 days ago
|X|  Your bank information has not changed for at least 30 days
|X| You are not purchasing more than $25,000 worth of shares per account per day
|X|  You can provide the proper account identification information

When you request a telephone or online purchase, the transfer agent will electronically debit the amount of the purchase from your bank account of record. The transfer agent will purchase fund shares for the amount of the debit at the offering price determined after the transfer agent receives your telephone or online purchase instruction and good funds. It usually takes three business days for the transfer agent to receive notification from your bank that good funds are available in the amount of your investment.

In writing, by mail or by fax
You can purchase fund shares for an existing fund account by mailing a check to the transfer agent. Make your check payable to the fund. Neither initial nor subsequent investments should be made by third party check. Your check must be in U.S. dollars and drawn on a U.S. bank. Include in your purchase request the fund's name, the account number and the name or names in the account registration.

Exchanging shares

Through your investment firm
Normally, your investment firm will send your exchange request to the fund's transfer agent. Consult your investment professional for more information about exchanging your shares.

By phone or online
After you establish an eligible fund account, you can exchange fund shares by phone or online if:
|X| You are exchanging into an existing account or using the exchange to establish a new account, provided the new account has a registration identical to the original account
|X| The fund into which you are exchanging offers the same class of shares |X| You are not exchanging more than $500,000 worth of shares per account per day
|X|  You can provide the proper account identification information

In writing, by mail or by fax
You can exchange fund shares by mailing or faxing a letter of instruction to the transfer agent. You can exchange fund shares directly through the fund only if your account is registered in your name. However, you may not fax an exchange request for more than $500,000. Include in your letter:
|X|  The name, social security number and signature of all registered owners
|X| A signature guarantee for each registered owner if the amount of the exchange is more than $500,000

|X| The name of the fund out of which you are exchanging and the name of the fund into which you are exchanging
|X|  The class of shares you are exchanging
|X|  The dollar amount or number of shares you are exchanging

Selling shares

Through your investment firm
Normally, your investment firm will send your request to sell shares to the fund's transfer agent. Consult your investment professional for more information. The fund has authorized the distributor to act as its agent in the repurchase of fund shares from qualified investment firms. The fund reserves the right to terminate this procedure at any time.

By phone or online
If you have an eligible non-retirement account, you may sell up to $100,000 per account per day by phone or online. You may sell fund shares held in a retirement plan account by phone only if your account is an eligible IRA (tax penalties may apply). You may not sell your shares by phone or online if you have changed your address (for checks) or your bank information (for wires and transfers) in the last 30 days.

You may receive your sale proceeds:
|X| By check, provided the check is made payable exactly as your account is registered
|X| By bank wire or by electronic funds transfer, provided the sale proceeds are being sent to your bank address of record

In writing, by mail or by fax
You can sell some or all of your fund shares by writing directly to the fund only if your account is registered in your name. Include in your request your name, your social security number, the fund's name, your fund account number, the class of shares to be sold, the dollar amount or number of shares to be sold and any other applicable requirements as described below. The transfer agent will send the sale proceeds to your address of record unless you provide other instructions. Your request must be signed by all registered owners and be in good order.
The transfer agent will not process your request until it is received in good order. You may sell up to $100,000 per account per day by fax.

How to contact us

By phone
For information or to request a telephone transaction between 8:00 a.m. and 7:00 p.m. (Eastern time) by speaking with a shareholder services representative call 1-800-225-6292
To request a transaction using FactFone(SM) call
1-800-225-4321
Telecommunications Device for the Deaf (TDD)
1-800-225-1997

By mail
Send your written instructions to:
Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014
Boston, Massachusetts 02205-5014

Pioneer website
www.pioneerfunds.com

By fax
Fax your exchange and sale requests to: 1-800-225-4240

[text box]
Exchange privilege
You may make up to four exchange redemptions of $25,000 or more per account per calendar year. See "Shareowner account policies."
[end text box]

Excessive trading
Frequent trading into and out of the fund can disrupt portfolio management strategies, harm fund performance by forcing the fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of the fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. The fund discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in the fund's shares to be excessive for a variety of reasons, such as if:

o You sell shares within a short period of time after the shares were purchased;
o You make two or more purchases and redemptions within a short period of time;
o You enter into a series of transactions that is indicative of a timing pattern or strategy; or o We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The fund's Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares by fund investors. Pursuant to these policies and procedures, we monitor selected trades on a daily basis in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to the fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of the fund's shareholders.

While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in the fund may be adversely affected. Frequently, fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the fund's policies.

In addition to monitoring trades, the policies and procedures provide that:

o Certain funds managed by Pioneer have adopted redemption fees that are incurred if you redeem shares within a short period after purchase, including exchanges. These redemption fees are described in the applicable prospectuses under "Fees and expenses."

The fund may reject a purchase or exchange order before its acceptance or an order prior to issuance of shares. The fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that the fund believes are requested on behalf of market timers. The fund reserves the right to reject any purchase request by any investor or financial institution if the fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the fund. The fund and its shareholders do not incur any gain or loss as a result of a rejected order. The fund may impose further restrictions on trading activities by market timers in the future. The fund's prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

Account options
See the account application form for more details on each of the following options.

Automatic investment plans
You can make regular periodic investments in the fund by setting up monthly bank drafts, government allotments, payroll deductions, a Pioneer Investomatic Plan and other similar automatic investment plans. You may use an automatic investment plan to establish a Class A share account with a small initial investment. If you have a Class B or Class C share account and your balance is at least $1,000, you may establish an automatic investment plan.

Pioneer Investomatic Plan
If you establish a Pioneer Investomatic Plan, the transfer agent will make a periodic investment in fund shares by means of a preauthorized electronic funds transfer from your bank account. Your plan investments are voluntary. You may discontinue your plan at any time or change the plan's dollar amount, frequency or investment date by calling or writing to the transfer agent. You should allow up to 30 days for the transfer agent to establish your plan.

Automatic exchanges
You can automatically exchange your fund shares for shares of the same class of another Pioneer mutual fund. The automatic exchange will begin on the day you select when you complete the appropriate section of your account application or an account options form. In order to establish automatic exchange:
|X|  You must select exchanges on a monthly or quarterly basis
|X| Both the originating and receiving accounts must have identical registrations
|X|  The originating account must have a minimum balance of $5,000

You may have to pay income taxes on an exchange.

Distribution options
The fund offers three distribution options. Any fund shares you buy by reinvesting distributions will be priced at the applicable net asset value per share.

(1) Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by the fund will automatically be invested in additional fund shares.

(2) You may elect to have the amount of any dividends paid to you in cash and any capital gain distributions reinvested in additional shares.

(3) You may elect to have the full amount of any dividends and/or capital gain distributions paid to you in cash.

Options (2) or (3) are not available to retirement plan accounts or accounts with a current value of less than $500.

If your distribution check is returned to the transfer agent or you do not cash the check for six months or more, the transfer agent may reinvest the amount of the check in your account and automatically change the distribution option on your account to option (1) until you request a different option in writing. These additional shares will be purchased at the then current net asset value.

Directed dividends
You can invest the dividends paid by one of your Pioneer mutual fund accounts in a second Pioneer mutual fund account. The value of your second account must be at least $1,000. You may direct the investment of any amount of dividends. There are no fees or charges for directed dividends. If you have a retirement plan account, you may only direct dividends to accounts with identical registrations.

Systematic withdrawal plans
When you establish a systematic withdrawal plan for your account, the transfer agent will sell the number of fund shares you specify on a periodic basis and the proceeds will be paid to you or to any person you select. You must obtain a signature guarantee to direct payments to another person after you have established your systematic withdrawal plan. Payments can be made either by check or by electronic transfer to a bank account you designate.

To establish a systematic withdrawal plan:
|X| Your account must have a total value of at least $10,000 when you establish your plan
|X|  You must request a periodic withdrawal of at least $50
|X| You may not request a periodic withdrawal of more than 10% of the value of any Class B or Class C share account (valued at the time the plan is implemented)

Systematic sales of fund shares may be taxable transactions for you. While you are making systematic withdrawals from your account, you may pay unnecessary initial sales charges on additional purchases of Class A shares or contingent deferred sales charges.

Direct deposit
If you elect to take dividends or dividends and capital gain distributions in cash, or if you establish a systematic withdrawal plan, you may choose to have those cash payments deposited directly into your savings, checking or NOW bank account.

Voluntary tax withholding
You may have the transfer agent withhold 28% of the dividends and capital gain distributions paid from your fund account (before any reinvestment) and forward the amount withheld to the Internal Revenue Service as a credit against your federal income taxes. Voluntary tax withholding is not available for retirement plan accounts or for accounts subject to backup withholding.

Shareowner services

Pioneer website
www.pioneerfunds.com
The website includes a full selection of information on mutual fund investing. You can also use the website to get:
|X|  Your current account information
|X| Prices, returns and yields of all publicly available Pioneer mutual funds |X| Prospectuses for all the Pioneer mutual funds
|X|  A copy of Pioneer's privacy notice

If you or your investment firm authorized your account for the online transaction privilege, you may buy, exchange and sell shares online.

FactFone(SM) 1-800-225-4321
You can use FactFone(SM) to:
|X|  Obtain current information on your Pioneer mutual fund accounts
|X| Inquire about the prices and yields of all publicly available Pioneer mutual funds
|X| Make computer-assisted telephone purchases, exchanges and redemptions for your fund accounts
|X|  Request account statements

If you plan to use FactFone(SM) to make telephone purchases and redemptions, first you must activate your personal identification number and establish your bank account of record. If your account is registered in the name of a broker-dealer or other third party, you may not be able to use FactFone(SM).

Household delivery of fund documents
With your consent, Pioneer may send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the fund. If you wish to revoke your consent to this practice, you may do so by notifying Pioneer, by phone or in writing (see "How to contact us"). Pioneer will begin mailing separate proxy statements, prospectuses and shareholder reports to you within 30 days after receiving your notice.

Confirmation statements
The transfer agent maintains an account for each investment firm or individual shareowner and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur, except automatic investment plan transactions, which are confirmed quarterly. If you have more than one Pioneer mutual fund account registered in your name, the Pioneer combined account statement will be mailed to you each quarter.

Tax information
In January of each year, the fund will mail you information about the tax status of the dividends and distributions paid to you by the fund.

TDD 1-800-225-1997
If you have a hearing disability and access to TDD keyboard equipment, you can contact our telephone representatives with questions about your account by calling our TDD number between 8:30 a.m. and 5:30 p.m. Eastern time any weekday that the New York Stock Exchange is open.

Privacy
The fund has a policy that protects the privacy of your personal information. A copy of Pioneer's privacy notice was given to you at the time you opened your account. The fund will send you a copy of the privacy notice each year. You may also obtain the privacy notice by calling the transfer agent or through Pioneer's website.

Shareowner account policies

Signature guarantees and other requirements You are required to obtain a signature guarantee when you are:
|X|  Requesting certain types of exchanges or sales of fund shares
|X|  Redeeming shares for which you hold a share certificate
|X|  Requesting certain types of changes for your existing account

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

All Pioneer funds will accept only medallion signature guarantees. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution that is participating in a medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions that are not participating in one of these programs are not accepted.

Fiduciaries and corporations are required to submit additional documents to sell fund shares.

Exchange limitation
You may only make up to four exchange redemptions of $25,000 or more per account per calendar year out of the fund. The fund's exchange limitation is intended to discourage short-term trading in fund shares. Short-term trading can increase the expenses incurred by the fund and make portfolio management less efficient. In determining whether the exchange redemption limit has been reached, Pioneer may aggregate a series of exchanges (each valued at less than $25,000) and/or fund accounts that appear to be under common ownership or control. Pioneer may view accounts for which one person gives instructions or accounts that act on advice provided by a single source to be under common control.

The exchange limitation does not apply to automatic exchange transactions or to exchanges made by participants in employer-sponsored retirement plans qualified under Section 401(a) of the Internal Revenue Code. While financial intermediaries that maintain omnibus accounts that invest in the fund are requested to apply the exchange limitation policy to shareholders who hold shares through such accounts, we do not impose the exchange limitation policy at the level of the omnibus account and are not able to monitor compliance by the financial intermediary with this policy.

Minimum account size
The fund requires that you maintain a minimum account value of $500. If you hold less than $500 in your account, the fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 60 days from the date of the notice to make additional investments to avoid having your shares sold. This policy does not apply to certain qualified retirement plan accounts.

Telephone and website access
You may have difficulty contacting the fund by telephone or accessing pioneerfunds.com during times of market volatility or disruption in telephone or Internet service. On New York Stock Exchange holidays or on days when the exchange closes early, Pioneer will adjust the hours for the telephone center and for online transaction processing accordingly. If you are unable to access pioneerfunds.com or reach the fund by telephone, you should communicate with the fund in writing.

Share certificates
The fund does not offer share certificates. Shares are electronically recorded. Any existing certificated shares can only be sold by returning your certificate to the transfer agent, along with a letter of instruction or a stock power (a separate written authority transferring ownership) and a signature guarantee.

Other policies
The fund and the distributor reserve the right to:
|X| charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. The fund will provide 60 days' notice of material amendments to or termination of the exchange privilege
|X| revise, suspend, limit or terminate the account options or services available to shareowners at any time, except as required by the rules of the Securities and Exchange Commission

The fund reserves the right to:
|X| suspend transactions in shares when trading on the New York Stock Exchange is closed or restricted, when the Securities and Exchange Commission determines an emergency or other circumstances exist that make it impracticable for the fund to sell or value its portfolio securities
|X| redeem in kind by delivering to you portfolio securities owned by the fund rather than cash. Securities you receive this way may increase or decrease in value while you hold them and you may incur brokerage and transaction charges and tax liability when you convert the securities to cash

Dividends, capital gains and taxes

Dividends and capital gains

The fund declares a dividend daily. The dividend consists of substantially all of the fund's net income. You begin to earn dividends on the first business day following receipt of payment for shares. You continue to earn dividends up to and including the date of sale. [Dividends are normally paid on the last business day of each month.] The fund generally pays any distributions of net short- and long-term capital gains in [November].

The fund may also pay dividends and capital gain distributions at other times if necessary for the fund to avoid U.S. federal income or excise tax. If you invest in the fund close to the time that the fund makes a distribution, generally you will pay a higher price per share and you will pay taxes on the amount of the distribution whether you reinvest the distribution or receive it as cash.

Taxes
For U.S. federal income tax purposes, distributions from the fund's net long-term capital gains (if any) are considered long-term capital gains and may be taxable to you at different maximum rates depending upon their source and other factors. Distributions from the fund's net short-term capital gains are taxable as ordinary income. Dividends are taxable either as ordinary income or, if so designated by the fund and certain other conditions, including holding period requirements, are met by the fund and the shareholder, as "qualified dividend income" taxable to individual shareholders at a maximum 15% U.S. federal income tax rate. Since the fund's income is derived primarily from sources that do not pay "qualified dividend income," dividends from the fund generally will not qualify for taxation at the maximum 15% U.S. federal income tax rate available to individuals on qualified dividend income. Dividends and distributions are taxable, whether you take payment in cash or reinvest them to buy additional fund shares.

When you sell or exchange fund shares you will generally recognize a capital gain or capital loss in an amount equal to the difference between the net amount of sale proceeds (or, in the case of an exchange, the fair market value of the shares) that you receive and your tax basis for the shares that you sell or exchange. In January of each year the fund will mail to you information about your dividends, distributions and any shares you sold in the previous calendar year.

You must provide your social security number or other taxpayer identification number to the fund along with the certifications required by the Internal Revenue Service when you open an account. If you do not or if it is otherwise legally required to do so, the fund will withhold 28% "backup withholding" tax from your dividends and distributions, sale proceeds and any other payments to you.

You should ask your tax adviser about any federal, state, local and foreign tax considerations, including possible additional withholding taxes for non-U.S. shareholders. You may also consult the fund's statement of additional information for a more detailed discussion of qualified dividend income and other U.S. federal income tax considerations that may affect the fund and its shareowners.

[text box: capital icon]
Sales and exchanges may be taxable transactions to shareowners.
[end text box]

Financial highlights

The financial highlights table helps you understand the fund's financial performance for the past five years.

Certain information reflects financial results for single fund share. The total returns in the table represent the rate that you would have earned on an investment in Class A shares of AmSouth Treasury Reserve Money Market Fund, the predecessor to Pioneer Treasury Reserves Fund (assuming reinvestment of all dividends and distributions). The fund's Class B and Class C shares are newly offered classes of shares with no operating history. Each share class will have different performance and different annual operating expenses.

The information below has been audited by [ ], the fund's independent registered public accounting firm, whose report is included in the annual report of AmSouth Treasury Reserve Money Market Fund. The annual report is available upon request.

[financial highlights tables to be provided]

AmSouth Treasury Reserve Money Market Fund
Class A shares

Pioneer
Treasury Reserves Fund

You can obtain more free information about the fund from your investment firm or by writing to Pioneer Investment Management Shareholder Services, Inc., 60 State Street, Boston, Massachusetts 02109. You may also call 1-800-225-6292.

The fund makes available the statement of additional information and shareowner reports, free of charge, on the fund's website at www.pioneerfunds.com.

Shareowner reports
Annual and semiannual reports to shareowners, and quarterly reports filed with the Securities and Exchange Commission, provide information about the fund's investments. The annual report discusses market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year.

Statement of additional information
The statement of additional information provides more detailed information about the fund. It is incorporated by reference into this prospectus.

Visit our website
www.pioneerfunds.com

You can also review and copy the fund's and the predecessor fund's shareowner reports, prospectus and statement of additional information at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Call 1-202-942-8090 for information. The Commission charges a fee for copies. You can get the same information free from the Commission's EDGAR database on the Internet (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the Commission's Public Reference Section, Washington, D.C. 20549-0102.

(Investment Company Act file no. 811-xxxxx)


Pioneer Funds Distributor, Inc.
60 State Street
Boston, MA 02109
                                                                   xxxxx-00-xx05
www.pioneerfunds.com                     (C)2005 Pioneer Funds Distributor, Inc.
                                                                     Member SIPC

                                                                  [Pioneer logo]


Pioneer
Treasury Reserves Fund

                                                                  Class Y Shares
                                                       Prospectus, [_____, 2005]










                                Contents


                                Basic information about the fund               X
                                Management                                     X
                                Buying, exchanging and selling shares          X
                                Dividends, capital gains and taxes             X
                                Financial highlights                           X

                                Neither the Securities and Exchange Commission nor any state securities agency has approved the fund's shares or fund's shares or determined whether this prospectus is accurate or complete. Any representation to the contrary is a crime.

[text box]
An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. [end text box]

[text box]
Contact your investment professional to discuss how the fund fits into your portfolio.
[end text box]

Basic information about the fund

Investment objective
Current income, preservation of capital and liquidity through investments in high-quality short-term securities.

Principal investment strategies

The fund seeks to maintain a constant net asset value of $1.00 per share by investing in high-quality, U.S. dollar denominated money market securities. Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in U.S. Treasury bills, notes and bonds, and repurchase agreements with respect to these securities. U.S. Treasury securities are direct obligations of the U.S. government.

The fund will provide written notice to shareholders at least 60 days prior to any change to the requirement that it invest at least 80% of its assets as described above.

In addition, the fund may invest up to 20% of its net assets in obligations issued by the U.S. government and agencies and instrumentalities of the U.S. government for which the U.S. Treasury unconditionally guarantees payment of principal and interest, and repurchase agreements with respect to these securities.

The fund invests exclusively in securities with a maximum remaining maturity of 397 days and maintains a dollar-weighted average portfolio maturity of 90 days or less.

In selecting the fund's portfolio, Pioneer complies with the rating, maturity and diversification requirements applicable to money market funds. Within those limits, Pioneer's assessment of broad economic factors that are expected to affect economic activity and interest rates influence its securities selection. Pioneer also employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, to assess an issuer's credit quality.

Pioneer Investment Management, Inc., the fund's investment adviser, considers both broad economic factors and issuer specific factors in selecting a portfolio designed to achieve the fund's investment objective. In assessing the appropriate maturity and rating weighting of the fund's portfolio, Pioneer considers a variety of factors that are expected to influence economic activity and interest rates. These factors include fundamental economic indicators, such as the rates of economic growth and inflation, Federal Reserve monetary policy and the relative value of the U.S. dollar compared to other currencies. Once Pioneer determines the preferable portfolio characteristics, Pioneer selects individual securities based upon the terms of the securities (such as yields compared to U.S. Treasuries or comparable issues), liquidity and rating and issuer diversification. Pioneer also employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, to assess an issuer's credit quality, taking into account financial condition, future capital needs and potential for change in rating. In making these portfolio decisions, Pioneer relies on the knowledge, experience and judgment of its staff who have access to a wide variety of research.

Principal risks of investing in the fund

Even though the fund seeks to maintain a $1 share price, you could lose money on your investment or the fund could fail to generate high current income if:

o Interest rates go up, causing the value of the fund's investments to decline
o Pioneer's judgment about the [credit quality,] attractiveness or relative value of a particular security proves to be incorrect

The fund's past performance
The bar chart and table indicate the risks of investing in the fund by showing how the fund has performed in the past. The fund's performance will vary from year to year.

Pursuant to an agreement and plan of reorganization, the fund acquired the assets and liabilities of AmSouth Treasury Reserve Money Market Fund (the
predecessor fund) on [      , 2005.] In the reorganization, the predecessor fund
exchanged all of its assets for shares of the fund. The predecessor fund offered classes of shares similar to the fund's Class Y shares. As a result of the reorganization, the fund is the accounting successor of the predecessor fund. The performance of Class Y shares of the fund includes the performance of the predecessor fund's Class I shares prior to the reorganization, which has not been restated to reflect differences in expenses.

The fund's past performance does not necessarily indicate how it will perform in the future. As a shareowner, you may lose or make money on your investment.
-----------------------------------------------------------------------


Fund performance

The chart shows the performance of the fund's Class Y shares for the past 10 calendar years.

The chart does not reflect any sales charge you may pay when you buy or sell fund shares. Any sales charge will reduce your return. You do not pay a sales charge on purchases of Class Y shares.


Annual return Class Y shares
(Year ended December 31)

'95      [xxx]
'96      [xxx]
'97      [xxx]
'98      [xxx]
'99      [xxx]
'00      [xxx]
'01      [xxx]
'02      [xxx]
'03      [xxx]
'04      [xxx]

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The highest calendar quarterly return was x.xx% (xx/xx/xx to xx/xx/xx) The lowest calendar quarterly return was x.xx% (xx/xx/xx to xx/xx/xx)

Comparison with the 90-day Treasury bill
The table shows the average annual total returns for each class of the fund over time and compares these returns to the returns of the 90-day Treasury bill.

You do not pay a sales charge on purchases of Class Y shares.

Unlike the fund, the index is not managed and does not incur expenses. The table:
o    Assumes that you sell your shares at the end of the period
o    Assumes that you reinvest all of your dividends and distributions

Average annual total return (%)
(for periods ended December 31, 2004)

                            1 Year          5 Years         10 Years        Inception
                                                                            Date*
Class Y                                                                     3/29/94
Return before taxes(1)       0.66%            2.25%            3.59%
90-day Treasury bill
(reflects no deduction
for taxes)                   [xxx]            [xxx]            [xxx]

* Reflects the inception date of the predecessor fund. Inception of Class Y was [ , 2005].

(1) The return reported above assumes the reinvestment of dividends. The AmSouth Treasury Reserve Money Market Fund commenced operations on March 29, 1994 through a transfer of assets from certain collective trust fund ("commingled") accounts managed by AAMI, using substantially the same investment objective, polices and methodologies as the Fund. The quoted performance of the Fund includes the performance of the commingled accounts for the periods prior to the Fund's commencement of operations, restated to reflect the expenses associated with the Fund. The commingled accounts were not registered with the SEC and were not subject to the investment restrictions imposed by law on registered mutual funds. If the commingled accounts had been registered, their returns may have been adversely affected.

Fees and expenses
This table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareowner fees
paid directly from your investment                    Class Y
Maximum sales charge (load) when you buy shares       None

Maximum deferred sales charge (load)                  None



Annual fund operating expenses
paid from the assets of the fund
as a percentage of average daily net assets           Class Y
Management Fee                                        0.40%
Distribution and Service (12b-1) Fee                  0.15%
Other Expenses(1)                                     0.15%
Total Annual Fund Operating Expenses(2)               0.70%

1    Other expenses are based on estimated amounts for the current fiscal year.

2 The fund's total annual operating expenses in the table have not been reduced by any expense offset arrangements.

Example

This example helps you compare the cost of investing in the fund with the cost of investing in other mutual funds. It assumes that: a) you invest $10,000 in the fund for the time periods shown, b) you reinvest all dividends and distributions, c) your investment has a 5% return each year and d) the fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

                        Number of years you own your shares
                  1              3               5                 10
Class Y           $xx            $xxx            $xxx              $xxx

Management

Pioneer, the fund's investment adviser,
selects the fund's investments and oversees the fund's operations.

Pioneer is an indirect, wholly owned subsidiary of UniCredito Italiano S.p.A., one of the largest banking groups in Italy. Pioneer is part of the global asset management group providing investment management and financial services to mutual funds, institutional and other clients. As of March 31, 2005, assets under management were approximately $176 billion worldwide, including over $43 billion in assets under management by Pioneer.

Investment adviser
Pioneer's main office is at 60 State Street, Boston, Massachusetts 02109.
The firm's U.S. mutual fund investment history includes creating in 1928 one of the first mutual funds.

Pioneer has received an order from the Securities and Exchange Commission that permits Pioneer, subject to the approval of the fund's Board of Trustees, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval. Pioneer retains the ultimate responsibility to oversee and recommend the hiring, termination and replacement of any subadviser. To the extent that the Securities and Exchange Commission adopts a rule that would supersede the order, Pioneer and the fund intend to rely on such rule to permit Pioneer, subject to the approval of the fund's Board of Trustees and any other applicable conditions of the rule, to hire and terminate a subadviser or to materially modify an existing subadvisory contract for the fund without shareholder approval.

Portfolio management

Day-to-day management of the fund's portfolio is the responsibility of Andrew Feltus. Mr. Feltus is supported by the fixed income team. Members of this team manage other Pioneer funds investing primarily in fixed income securities. The portfolio manager and the team also may draw upon the research and investment management expertise of the global research team, which provides fundamental research on companies and includes members from Pioneer's affiliate, Pioneer Investment Management Limited. Mr. Feltus, a vice president, joined Pioneer in 1994 and has been an investment professional for more than 10 years.

The fund's statement of additional information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares of the fund.

Management fee
The fund pays Pioneer a fee for managing the fund and to cover the cost of providing certain services to the fund. Pioneer's annual fee is equal to 0.40% of the fund's average daily net assets. The fee is computed daily and paid monthly.

Distributor and transfer agent
Pioneer Funds Distributor, Inc. is the fund's distributor. Pioneer Investment Management Shareholder Services, Inc. is the fund's transfer agent. The fund compensates the distributor and transfer agent for their services. The distributor and the transfer agent are affiliates of Pioneer.

Disclosure of portfolio holdings
The fund's policies and procedures with respect to disclosure of the fund's portfolio securities are described in the statement of additional information and on Pioneer's website at www.pioneerfunds.com.
                            ---------------------

Buying, exchanging and selling shares

Net asset value

The fund's net asset value is the value of its portfolio of securities plus any other assets minus its operating expenses and any other liabilities. The fund calculates a net asset value for each class of shares twice daily, every day the New York Stock Exchange is open, at 12:00 noon Eastern time and when regular trading closes (normally 4:00 p.m. Eastern time).

The fund generally values its portfolio securities using the amortized cost method. This valuation method assumes a steady rate of amortization of any premium or discount from the date of purchase until the maturity of each security.

You buy or sell Class Y shares at the share price.

Distribution of Class Y shares

The distributor incurs the expenses of distributing the fund's Class Y shares, none of which are reimbursed by the fund or the Class Y shareowners. Distribution expenses include fees paid to broker-dealers which have sales agreements with the distributor and other parties, advertising expenses and the cost of printing and mailing prospectuses to potential investors.

Additional dealer compensation
The distributor or its affiliates may pay additional compensation, out of their own assets, to certain brokerage firms and other intermediaries or their affiliates, based on sales or assets attributable to the firm, or such other criteria agreed to by the distributor. The firms to which payments may be made are determined by the distributor. These payments may provide an incentive, in addition to any sales charge, to these firms to actively promote the Pioneer funds or cooperate with the distributor's promotional efforts.

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Share price
The net asset value per share calculated on the day of your transaction. [end text box]

Opening your account

If you are an individual or other non-institutional investor, open your Class Y share account by completing an account application and sending it to the transfer agent by mail or by fax. If you are any other type of investor, please call the transfer agent to obtain a Class Y share account application and an account number.


If you invest in the fund through investment professionals or other financial intermediaries, including wrap programs and fund supermarkets, additional conditions may apply to your investment in the fund, and the investment professional or intermediary may charge you a transaction-based or other fee for its services. These conditions and fees are in addition to those imposed by the fund and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees.

The transfer agent must receive your account application before you send your initial check or federal funds wire. In addition, you must provide a bank wire address of record when you establish your account.

If your shares are held in your investment firm's name, the options and services available to you may be different from those discussed in this prospectus. Ask your investment professional for more information.

Account options
Use your account application to select options and privileges for your account. You can change your selections at any time by sending a completed account options form to the transfer agent. You may be required to obtain a signature guarantee to make certain changes to an existing account.

Call or write to the transfer agent for account applications, account options forms and other account information:

Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014
Boston, Massachusetts 02205-5014
Telephone 1-888-294-4480

Telephone transaction privileges
If your account is registered in your name, you can exchange or sell Class Y shares by telephone. If you do not want your account to have telephone transaction privileges, you must indicate that choice on your account application or by writing to the transfer agent.

When you request a telephone transaction the transfer agent will try to confirm that the request is genuine. The transfer agent records the call, requires the caller to provide validating information for the account and sends you a written confirmation. The fund may implement other confirmation procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party.

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By phone
If you want to place your telephone transaction by speaking to a shareowner services representative, call 1-888-294-4480 between 9:00 a.m. and 6:00 p.m. Eastern time on any weekday that the New York Stock Exchange is open.
[end text box]

General rules on buying, exchanging and selling your fund shares

Share price

If you place an order to purchase, exchange or sell shares with the transfer agent or a broker-dealer by the close of regular trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time), your transaction will be completed at the share price determined as of the close of trading on the New York Stock Exchange on that day. If your order is placed with the transfer agent or a broker-dealer after 4:00 p.m., or your order is not in good order, your transaction will be completed at the share price next determined after your order is received in good order by the fund. The broker-dealer is responsible for transmitting your order to the fund in a timely manner.

Buying

You can buy Class Y shares at net asset value per share. The fund does not impose any initial, contingent deferred or asset based sales charge on Class Y shares. The distributor may reject any order until it has confirmed it in writing and received payment.

You may use securities you own to purchase shares of the fund provided that Pioneer, in its sole discretion, determines that the securities are consistent with the fund's objective and policies and their acquisition is in the best interests of the fund. If the fund accepts your securities, they will be valued for purposes of determining the number of fund shares to be issued to you in the same way the fund will value the securities for purposes of determining its net asset value. For federal income tax purposes, you may be taxed in the same manner as if you sold the securities that you exchange for cash in an amount equal to the value of the fund shares that you receive in exchange. Your sales charge for purchases of fund shares will be based upon the value of the fund shares that you receive. Your broker may also impose a fee in connection with processing your purchase of fund shares with securities.

Minimum investment amount

Your initial Class Y share investment must be at least $5 million. This amount may be invested in one or more of the Pioneer mutual funds that currently offer Class Y shares. There is no minimum additional investment amount.

Identity verification
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the fund to identify you.

The fund may close your account if we cannot adequately verify your identity. The redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

Waivers of the minimum investment amount
The fund will accept an initial investment of less than $5 million if:

(a) The investment is made by a trust company or bank trust department which is initially investing at least $1 million in any of the Pioneer mutual funds and, at the time of the purchase, such assets are held in a fiduciary, advisory, custodial or similar capacity over which the trust company or bank trust department has full or shared investment discretion; or

(b) The investment is at least $1 million in any of the Pioneer mutual funds and the purchaser is an insurance company separate account; or

(c) The account is not represented by a broker/dealer and the investment is made by (1) an ERISA-qualified retirement plan that meets the requirements of Section 401 of the Internal Revenue Code, (2) an employer-sponsored retirement plan that meets the requirements of Sections 403 or 457 of the Internal Revenue Code, (3) a private foundation that meets the requirements of Section 501(c)(3) of the Internal Revenue Code or
     (4) an endowment or other organization that meets the requirements of
     Section 509(a)(1) of the Internal Revenue Code; or

(d) The investment is made by an employer-sponsored retirement plan established for the benefit of (1) employees of Pioneer or its affiliates, or (2) employees or the affiliates of broker-dealers who have a Class Y shares sales agreement with the distributor; or

(e) The investment is made through certain mutual fund programs sponsored by qualified intermediaries, such as broker-dealers and investment advisers. In each case, the intermediary has entered into an agreement with Pioneer to include Class Y shares of the Pioneer mutual funds in their program. The intermediary provides investors participating in the program with additional services, including advisory, asset allocation, recordkeeping or other services. You should ask your investment firm if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs may also offer their clients other classes of shares of the funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class; or

(f)  The investment is made by another Pioneer fund.

Exchanging
You may exchange your Class Y shares for the Class Y shares of another Pioneer mutual fund.

Your exchange request must be for at least $1,000. The fund allows you to exchange your Class Y shares at net asset value without charging you either an initial or contingent deferred sales charge. Before you request an exchange, consider each fund's investment objective and policies as described in the fund's prospectus.

Selling
Your Class Y shares will be sold at net asset value per share next calculated after the fund or its authorized agent, such as broker-dealers, receives your request in good order. If a signature guarantee is required, you must submit your request in writing.

The fund generally will send your sale proceeds by check, bank wire or electronic funds transfer. Normally you will be paid within seven days. If you recently purchased the shares being sold, the fund may delay payment of the sale proceeds until your check has cleared. This may take up to 15 calendar days from the purchase date.

If you are selling shares from a non-retirement account or certain IRAs, you may use any of the methods described below. If you are selling shares from a retirement account other than an IRA, you must make your request in writing.

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Good order means that:
o    You have provided adequate instructions

o    There are no outstanding claims against your account
o    There are no transaction limitations on your account
o If you have any fund share certificates, you submit them and they are signed by each record owner exactly as the shares are registered
o    Your request includes a signature guarantee if you:
     -    Are selling over $100,000 worth of shares and
     - Want the sale proceeds sent to an address other than your bank account of record or
     - Want the sale proceeds to be made payable to someone other than the account's record owners or
     - The account registration, address of record or bank account of record has changed within the last 30 days
o    Are selling or exchanging over $5 million worth of shares
o Are transferring the sale proceeds to a Pioneer mutual fund account with a different registration [end text box]

[text box:]
You may have to pay income taxes on a sale or an exchange.
[end text box]

Buying shares

In writing, by mail or by fax
You can purchase Class Y shares by mailing a check to the transfer agent. Make your check payable to the fund. Neither initial nor subsequent investments should be made by third party check. Your check must be in U.S. dollars and drawn on a U.S. bank. Include in your purchase request the fund's name, the account number and the name or names in the account registration.

If you are registering an account in the name of a corporation or other fiduciary, you must send your completed account set-up forms to the transfer agent prior to making your initial purchase.

By phone or wire
By wire
If you have an existing Class Y account, you may wire funds to purchase Class Y shares. Note, however, that:
o State Street Bank must receive your wire no later than 11:00 a.m. Eastern time on the business day after the fund receives your request to purchase shares
o If State Street Bank does not receive your wire by 11:00 a.m. Eastern time on the next business day, your transaction will be canceled at your expense and risk
o Wire transfers normally take two or more hours to complete and a fee may be charged by the sending bank
o    Wire transfers may be restricted on holidays and at certain other times

Instruct your bank to wire funds to:
Receiving Bank:                State Street Bank
                                  and Trust Company
                               225 Franklin Street
                               Boston, MA 02101
                               ABA Routing No. 011000028
For further credit to:         Shareholder Name
                               Existing Pioneer
                               Account No.
                               Pioneer Tax Free Income Fund

Through your investment firm
Consult your investment professional for more information.

Exchanging shares

In writing, by mail or by fax
You can exchange Class Y shares by mailing or faxing a letter of instruction to the transfer agent. You can exchange fund shares directly through the fund only if your account is registered in your name. However, you may not fax an exchange request for more than $5 million. Include in your letter:
o    The name and signature of all registered owners
o A signature guarantee for each registered owner if the amount of the exchange is more than $5 million
o The name of the fund out of which you are exchanging and the name of the fund into which you are exchanging
o    The dollar amount or number of Class Y shares you are exchanging

By phone or wire
By phone
After you establish your Class Y account, you can exchange fund shares by phone if:
o You are using the exchange to establish a new account, provided the new account has a registration identical to the original account
o    The fund into which you are exchanging offers Class Y shares

o You are not exchanging more than $5 million worth of shares per account per day
o    You can provide the proper account identification information

Through your investment firm
Consult your investment professional for more information about exchanging your shares.

Selling shares

In writing, by mail or by fax
You can sell some or all of your Class Y shares by writing directly to the fund only if your account is registered in your name. Include in your request your name, the fund's name, your fund account number, the dollar amount or number of Class Y shares to be sold and any other applicable requirements as described below.
o The transfer agent will send the sale proceeds to your address of record unless you provide other instructions
o    Your request must be signed by all registered owners
o The transfer agent will not process your request until it is received in good order

By fax
o You may sell up to $5 million per account per day if the proceeds are directed to your bank account of record
o You may sell up to $100,000 per account per day if the proceeds are not directed to your bank account of record

By phone or wire
By phone
o You may sell up to $5 million per account per day if the proceeds are directed to your bank account of record
o You may sell up to $100,000 per account per day if the proceeds are not directed to your bank account of record

You may sell fund shares held in a retirement plan account by phone only if your account is an IRA. You may not sell your shares by phone if you have changed your address (for checks) or your bank information (for wires and transfers) in the last 30 days.

You may receive your sale proceeds:

o By check, provided the check is made payable exactly as your account is registered
o By bank wire or by electronic funds transfer, provided the sale proceeds are being sent to your bank address of record

Through your investment firm
Consult your investment professional for more information. The fund has authorized the distributor to act as its agent in the repurchase of fund shares from qualified investment firms. The fund reserves the right to terminate this procedure at any time.

How to contact us

By phone
For information or to request a telephone transaction between 9:00 a.m. and 6:00 p.m. (Eastern time) by speaking with a shareholder services representative call 1-888-294-4480
To use FactFone(SM) call
1-800-225-4321

By mail
Send your written instructions to:
Pioneer Investment Management
Shareholder Services, Inc.
P.O. Box 55014
Boston, Massachusetts 02205-5014

Pioneer website
www.pioneerfunds.com
--------------------

By fax
Fax your exchange and sale requests to:
1-888-294-4485

Excessive trading
Frequent trading into and out of the fund can disrupt portfolio management strategies, harm fund performance by forcing the fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of the fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. The fund discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in the fund's shares to be excessive for a variety of reasons, such as if:
o You sell shares within a short period of time after the shares were purchased;
o You make two or more purchases and redemptions within a short period of time;
o You enter into a series of transactions that is indicative of a timing pattern or strategy; or
o We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The fund's Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares by fund investors. Pursuant to these policies and procedures, we monitor selected trades on a daily basis in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to the fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of the fund's shareholders.

While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in the fund may be adversely affected. Frequently, fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the fund's policies.

In addition to monitoring trades, the policies and procedures provide that:

o Certain funds managed by Pioneer have adopted redemption fees that are incurred if you redeem shares within a short period after purchase, including exchanges. These redemption fees are described in the applicable prospectuses under "Fees and expenses."

The fund may reject a purchase or exchange order before its acceptance or an order prior to issuance of shares. The fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that the fund believes are requested on behalf of market timers. The fund reserves the right to reject any purchase request by any investor or financial institution if the fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the fund. The fund and its shareholders do not incur any gain or loss as a result of a rejected order. The fund may impose further restrictions on trading activities by market timers in the future. The fund's prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

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Other requirements
If you must use a written request to exchange or sell your Class Y shares and your account is registered in the name of a corporation or other fiduciary you must include the name of an authorized person and a certified copy of a current corporate resolution, certificate of incumbency or similar legal document showing that the named individual is authorized to act on behalf of the record owner.
[end text box]

Account options

Distribution options
The fund offers three distribution options. Any fund shares you buy by reinvesting distributions will be priced at the applicable net asset value per share.

(1) Unless you indicate another option on your account application, any dividends and capital gain distributions paid to you by the fund will automatically be invested in additional fund shares.

(2) You may elect to have the amount of any dividends paid to you in cash and any capital gain distributions reinvested in additional shares.

(3) You may elect to have the full amount of any dividends and/or capital gain distributions paid to you in cash.

Options (2) or (3) are not available to retirement plan accounts or accounts with a current value of less than $500.

If your distribution check is returned to the transfer agent or you do not cash the check for six months or more, the transfer agent may reinvest the amount of the check in your account and automatically change the distribution option on your account to option (1) until you request a different option in writing. These additional shares will be purchased at the then current net asset value.

Shareowner services

Pioneer website
www.pioneerfunds.com
The website includes a full selection of information on mutual fund investing. You can also use the website to get:
o    Your current account information
o    Prices, returns and yields of all publicly available Pioneer mutual funds
o    Prospectuses for all the Pioneer mutual funds
o    A copy of Pioneer's privacy notice

FactFone(SM) 1-800-225-4321
You can use FactFone(SM) to:
o    Obtain current information on your Pioneer mutual fund accounts
o Inquire about the prices and yields of all publicly available Pioneer mutual funds
o    Request account statements

If your account is registered in the name of a broker-dealer or other third party, you may not be able to use FactFone(SM) to obtain account information.

Confirmation statements
The transfer agent maintains an account for each investment firm or individual shareowner and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur, except automatic investment plan transactions, which are confirmed quarterly. If you have more than one Pioneer mutual fund account registered in your name, the Pioneer combined account statement will be mailed to you each quarter.

Tax information
In January of each year, the fund will mail you information about the tax status of the dividends and distributions paid to you by the fund.

Privacy
The fund has a policy that protects the privacy of your personal information. A copy of Pioneer's privacy notice was given to you at the time you opened your account. The fund will send you a copy of the privacy notice each year. You may also obtain the privacy notice by calling the transfer agent or through Pioneer's website.

Shareowner account policies

Signature guarantees and other requirements You are required to obtain a signature guarantee when you are:
o Requesting certain types of exchanges or sales of fund shares o
o    Requesting certain types of changes for your existing account

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

All Pioneer funds will accept only medallion signature guarantees. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution that is participating in a medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions that are not participating in one of these programs are not accepted.

Fiduciaries and corporations are required to submit additional documents to sell fund shares.

Minimum account size
The fund requires that you maintain a minimum account value of $500. If you hold less than $500 in your account, the fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 60 days from the date of the notice to make additional investments to avoid having your shares sold. This policy does not apply to certain qualified retirement plan accounts.

Telephone and website access
You may have difficulty contacting the fund by telephone or accessing pioneerfunds.com during times of market volatility or disruption in telephone or Internet service. On New York Stock Exchange holidays or on days when the exchange closes early, Pioneer will adjust the hours for the telephone center accordingly. If you are unable to access pioneerfunds.com or reach the fund by telephone, you should communicate with the fund in writing.

Share certificates
The fund does not offer share certificates. Shares are electronically recorded.

Other policies
The fund and the distributor reserve the right to:
o charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. The fund will provide 60 days' notice of material amendments to or termination of the exchange privilege
o revise, suspend, limit or terminate the account options or services available to shareowners at any time, except as required by the rules of the Securities and Exchange Commission

The fund reserves the right to:
o    stop offering Class Y shares
o suspend transactions in shares when trading on the New York Stock Exchange is closed or restricted, when the Securities and Exchange Commission determines an emergency or other circumstances exist that make it impracticable for the fund to sell or value its portfolio securities
o redeem in kind by delivering to you portfolio securities owned by the fund rather than cash. Securities you receive this way may increase or decrease in value while you hold them and you may incur brokerage and transaction charges and tax liability when you convert the securities to cash

Dividends, capital gains and taxes


Dividends and capital gains

The fund declares a dividend daily. The dividend consists of substantially all of the fund's net income. You begin to earn dividends on the first business day following receipt of payment for shares. You continue to earn dividends up to and including the date of sale. Dividends are normally paid on the last business day of each month. The fund generally pays any distributions of net short- and long-term capital gains in November.

The fund may also pay dividends and capital gain distributions at other times if necessary for the fund to avoid U.S. federal income or excise tax. If you invest in the fund close to the time that the fund makes a distribution, generally you will pay a higher price per share and you will pay taxes on the amount of the distribution whether you reinvest the distribution or receive it as cash.

Taxes
For U.S. federal income tax purposes, distributions from the fund's net long-term capital gains (if any) are considered long-term capital gains and may be taxable to you at different maximum rates depending upon their source and other factors. Distributions from the fund's net short-term capital gains are taxable as ordinary income. Dividends are taxable either as ordinary income or, if so designated by the fund and certain other conditions, including holding period requirements, are met by the fund and the shareholder, as "qualified dividend income" taxable to individual shareholders at a maximum 15% U.S. federal income tax rate. Since the fund's income is derived primarily from sources that do not pay "qualified dividend income," dividends from the fund generally will not qualify for taxation at the maximum 15% U.S. federal income tax rate available to individuals on qualified dividend income. Dividends and distributions are taxable, whether you take payment in cash or reinvest them to buy additional fund shares.

When you sell or exchange fund shares you will generally recognize a capital gain or capital loss in an amount equal to the difference between the net amount of sale proceeds (or, in the case of an exchange, the fair market value of the shares) that you receive and your tax basis for the shares that you sell or exchange. In January of each year the fund will mail to you information about your dividends, distributions and any shares you sold in the previous calendar year.

You must provide your social security number or other taxpayer identification number to the fund along with the certifications required by the Internal Revenue Service when you open an account. If you do not or if it is otherwise legally required to do so, the fund will withhold 28% "backup withholding" tax from your dividends and distributions, sale proceeds and any other payments to you.

You should ask your tax adviser about any federal, state, local and foreign tax considerations, including possible additional withholding taxes for non-U.S. shareholders. You may also consult the fund's statement of additional information for a more detailed discussion of qualified dividend income and other U.S. federal income tax considerations that may affect the fund and its shareowners.

[text box: capital icon]
Sales and exchanges may be taxable transactions to shareowners.
[end text box]

Financial highlights

The financial highlights table helps you understand the fund's financial performance since inception.

Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that you would have earned on an investment in Class I shares of AmSouth Treasury Reserve Money Market Fund, the predecessor to Pioneer Treasury Reserves Fund (assuming reinvestment of all dividends and distributions).

The information below has been audited by [ ], the fund's independent registered public accounting firm, whose report is included in the fund's annual report of AmSouth Treasury Reserve Money Market Fund. The annual report is available upon request.

AmSouth Treasury Reserve Money Market Fund
Class I shares

Pioneer
Treasury Reserves Fund

You can obtain more free information about the fund from your investment firm or by writing to Pioneer Investment Management Shareholder Services, Inc., 60 State Street, Boston, Massachusetts 02109. You may also call 1-888-294-4480.

The fund makes available the statement of additional information and shareowner reports, free of charge, on the fund's website at www.pioneerfunds.com.

Shareowner reports
Annual and semiannual reports to shareowners, and quarterly reports filed with the Securities and Exchange Commission, provide information about the fund's investments. The annual report discusses market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year.

Statement of additional information
The statement of additional information provides more detailed information about the fund. It is incorporated by reference into this prospectus.

Visit our website
www.pioneerfunds.com
--------------------

You can also review and copy the fund's shareowner reports, prospectus and statement of additional information at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Call 1-202-942-8090 for information. The Commission charges a fee for copies. You can get the same information free from the Commission's EDGAR database on the Internet (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the Commission's Public Reference Section, Washington, D.C. 20549-0102.

(Investment Company Act file no. 811-xxxxx)








Pioneer Funds Distributor, Inc.
60 State Street
Boston, MA 02109
                                                                   xxxxx-00-xx05
www.pioneerfunds.com                     (C)2005 Pioneer Funds Distributor, Inc.
                                                                     Member SIPC

                         PIONEER GOVERNMENT INCOME FUND
                            (Pioneer Series Trust IV)
                                 60 State Street
                           Boston, Massachusetts 02109


                       STATEMENT OF ADDITIONAL INFORMATION


                  Class A, Class B, Class C and Class Y Shares

                            [________________], 2005

This statement of additional information is not a prospectus. It should be read in conjunction with the fund's Class A, Class B and Class C shares prospectus and its Class Y shares prospectus, each dated [ ____________ ], 2005, as supplemented or revised from time to time. A copy of each prospectus can be obtained free of charge by calling Shareholder Services at 1-800-225-6292 or by written request to the fund at 60 State Street, Boston, Massachusetts 02109. You can also obtain a copy of each prospectus from our website at: www.pioneerfunds.com.


                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
1.   Fund History............................................................2
2.   Investment Policies, Risks and Restrictions.............................2
3.   Trustees and Officers...................................................24
4.   Investment Adviser......................................................33
5.   Principal Underwriter and Distribution Plans............................35
6.   Shareholder Servicing/Transfer Agent....................................40
7.   Custodian...............................................................34
8.   Independent Registered Public Accounting Firm...........................34
9.   Portfolio Management....................................................35
10.  Portfolio Transactions..................................................37
11.  Description of Shares...................................................38
12.  Sales Charges...........................................................40
13.  Redeeming Shares........................................................44
14.  Telephone and Online Transactions.......................................45
15.  Pricing of Shares.......................................................46
16.  Tax Status..............................................................47
17.  Investment Results......................................................52
18.  Financial Statements....................................................52
19.  Appendix A - Description of Short-term Debt, Corporate Bond and Preferred Stock Ratings.............................................58
20.  Appendix B - Proxy Voting Policies and Procedures.......................63

1.       FUND HISTORY


The fund is a diversified series of Pioneer Series Trust IV (the "trust"), an open-end management investment company. The fund originally was established as AmSouth Government Income Fund, a series of AmSouth Funds, a Massachusetts business trust, on October 1, 1987. The declaration of trust was most recently amended and restated as of March 19, 2003. Pursuant to an agreement and plan of reorganization, the fund was reorganized as a series of Pioneer Series Trust IV, a Delaware statutory trust, on [________, 2005].


2.       INVESTMENT POLICIES, RISKS AND RESTRICTIONS


The prospectuses present the investment objective and the principal investment strategies and risks of the fund. This section supplements the disclosure in the fund's prospectuses and provides additional information on the fund's investment policies or restrictions. Restrictions or policies stated as a maximum percentage of the fund's assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitations on borrowing and illiquid securities). Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the fund's restrictions and policies.


U.S. Government Securities

U.S. government securities in which the fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association ("GNMA"), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks ("FHLBs"), Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA"), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Student Loan Marketing Association, Resolution Trust Corporation and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the FHLBs; (ii) the discretionary authority of the U.S. government to purchase the agency's obligations, such as securities of the FNMA; or (iii) only the credit of the issuer. No assurance can be given that the U.S. government will provide financial support in the future to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and, therefore, may be regarded as illiquid.

U.S. government securities may include zero coupon securities that may be purchased when yields are attractive and/or to enhance portfolio liquidity. Zero coupon U.S. government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon U.S. government securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest. The fund accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the fund's distribution obligations, in which case the fund will forgo the purchase of additional income producing assets with these funds. Zero coupon U.S. government securities include STRIPS and CUBES, which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.

Mortgage-Backed Securities

The fund may invest in mortgage pass-through certificates and multiple-class pass-through securities, such as real estate mortgage investment conduits ("REMIC") pass-through certificates, collateralized mortgage obligations ("CMOs") and stripped mortgage-backed securities ("SMBS"), and other types of mortgage-backed securities that may be available in the future. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities, such as CMOs, make payments of both principal and interest at a variety of intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-backed securities are based on different types of mortgages including those on commercial real estate or residential properties. Mortgage-backed securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this, and the prevailing interest rates may be higher or lower than the current yield of the fund's portfolio at the time the fund receives the payments for reinvestment. Mortgage-backed securities may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline. If the fund buys mortgage-backed securities at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which may be made at any time without penalty) may result in some loss of the fund's principal investment to the extent of the premium paid.

The value of mortgage-backed securities may also change due to shifts in the market's perception of issuers. In addition, regulatory or tax changes may adversely affect the mortgage securities markets as a whole. Non-governmental mortgage-backed securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than governmental issues.

Guaranteed Mortgage Pass-Through Securities. Guaranteed mortgage pass-through securities represent participation interests in pools of residential mortgage loans and are issued by U.S. governmental or private lenders and guaranteed by the U.S. government or one of its agencies or instrumentalities, including but not limited to GNMA, FNMA and FHLMC. GNMA certificates are guaranteed by the full faith and credit of the U.S. government for timely payment of principal and interest on the certificates. FNMA certificates are guaranteed by FNMA, a federally chartered and privately owned corporation, for full and timely payment of principal and interest on the certificates. FHLMC certificates are guaranteed by FHLMC, a corporate instrumentality of the U.S. government, for timely payment of interest and the ultimate collection of all principal of the related mortgage loans.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Because there are no direct or indirect government or agency guarantees of payments in pools created by such non-governmental issuers, they generally offer a higher rate of interest than government and government-related pools. Timely payment of interest and principal of these pools may be supported by insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements.

Mortgage-related securities without insurance or guarantees may be purchased if Pioneer determines that the securities meet the fund's quality standards. Mortgage-related securities issued by certain private organizations may not be readily marketable.

Multiple-Class Pass-Through Securities and Collateralized Mortgage Obligations ("CMOs"). CMOs and REMIC pass-through or participation certificates may be issued by, among others, U.S. government agencies and instrumentalities as well as private issuers. REMICs are CMO vehicles that qualify for special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code") and invest in mortgages principally secured by interests in real property and other investments permitted by the Code. CMOs and REMIC certificates are issued in multiple classes and the principal of and interest on the mortgage assets may be allocated among the several classes of CMOs or REMIC certificates in various ways. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Generally, interest is paid or accrues on all classes of CMOs or REMIC certificates on a monthly basis.

Typically, CMOs are collateralized by GNMA, FNMA or FHLMC certificates but also may be collateralized by other mortgage assets such as whole loans or private mortgage pass-through securities. Debt service on CMOs is provided from payments of principal and interest on collateral of mortgaged assets and any reinvestment income thereon.

Stripped Mortgage-Backed Securities ("SMBS"). SMBS are multiple-class mortgage-backed securities that are created when a U.S. government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities. The fund invests in SMBS that are usually structured with two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. A typical SMBS will have one class receiving some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. The holder of the "principal-only" security ("PO") receives the principal payments made by the underlying mortgage-backed security, while the holder of the "interest-only" security ("IO") receives interest payments from the same underlying security. The prices of stripped mortgage-backed securities may be particularly affected by changes in interest rates. As interest rates fall, prepayment rates tend to increase, which tends to reduce prices of IOs and increase prices of POs. Rising interest rates can have the opposite effect. Although the market for these securities is increasingly liquid, Pioneer may determine that certain stripped mortgage-backed securities issued by the U.S. government, its agencies or instrumentalities are not readily marketable. If so, these securities, together with privately-issued stripped mortgage-backed securities, will be considered illiquid for purposes of the fund's limitation on investments in illiquid securities. The yields and market risk of interest-only and principal-only SMBS, respectively, may be more volatile than those of other fixed income securities.

The fund also may invest in planned amortization class ("PAC") and target amortization class ("TAC") CMO bonds which involve less exposure to prepayment, extension and interest rate risks than other mortgage-backed securities, provided that prepayment rates remain within expected prepayment ranges or

"collars." To the extent that the prepayment rates remain within these prepayment ranges, the residual or support tranches of PAC and TAC CMOs assume the extra prepayment, extension and interest rate risks associated with the underlying mortgage assets.

Risk Factors Associated with Mortgage-Backed Securities. Investing in mortgage-backed securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. In addition, investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. However, due to adverse tax consequences under current tax laws, the fund does not intend to acquire "residual" interests in REMICs. Further, the yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates.

Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Both adjustable rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest rate and prepayment rate scenarios, the fund may fail to recoup fully its investment in mortgage-backed securities notwithstanding any direct or indirect governmental, agency or other guarantee. When the fund reinvests amounts representing payments and unscheduled prepayments of principal, it may obtain a rate of interest that is lower than the rate on existing adjustable rate mortgage pass-through securities. Thus, mortgage-backed securities, and adjustable rate mortgage pass-through securities in particular, may be less effective than other types of U.S. government securities as a means of "locking in" interest rates.

Structured Securities

The fund may invest in structured securities. The value of the principal and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the "Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the Reference. The terms of the structured securities may provide in certain circumstances that no principal is due at maturity and, therefore may result in a loss of the fund's investment. Changes in the interest rate or principal payable at maturity may be a multiple of the changes in the value of the Reference. Consequently, structured securities may entail a greater degree of market risk than other types of fixed income securities.

When-Issued and Delayed Delivery Securities

The fund may purchase securities, including U.S. government securities, on a when-issued basis or may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement period, but no payment or delivery is made by the fund prior to the actual delivery or payment by the other party to the transaction. The fund will not earn income on these securities until delivered. The purchase of securities on a when-issued or delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. The fund's obligations with respect to when-issued and delayed delivery transactions will be fully collateralized by segregating liquid assets with a value equal to the fund's obligations. See "Asset Segregation."

Illiquid Securities

The fund will not invest more than 15% of its net assets in illiquid and other securities that are not readily marketable. Repurchase agreements maturing in more than seven days will be included for purposes of the foregoing limit. Securities subject to restrictions on resale under the Securities Act of 1933, as amended (the "1933 Act"), are considered illiquid unless they are eligible for resale pursuant to Rule 144A or another exemption from the registration requirements of the 1933 Act and are determined to be liquid by Pioneer. Pioneer determines the liquidity of Rule 144A and other restricted securities according to procedures adopted by the Board of Trustees. Under the direction of the Board of Trustees, Pioneer monitors the application of these guidelines and procedures. The inability of the fund to dispose of illiquid investments readily or at reasonable prices could impair the fund's ability to raise cash for redemptions or other purposes. If the fund sold restricted securities other than pursuant to an exception from registration under the 1933 Act such as Rule 144A, it may be deemed to be acting as an underwriter and subject to liability under the 1933 Act.

Other Investment Companies

The fund may invest in the securities of other investment companies to the extent that such investments are consistent with the fund's investment objective and policies and permissible under the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the fund may not acquire the securities of other domestic or non-U.S. investment companies if, as a result,
(i) more than 10% of the fund's total assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one investment company being held by the fund, or (iii) more than 5% of the fund's total assets would be invested in any one investment company. These limitations do not apply to the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or acquisition of substantially all the assets of another investment company. The fund may invest in money market funds managed by Pioneer in reliance on an exemptive order granted by the Securities and Exchange Commission (the "SEC").

The fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies' expenses, including advisory fees. These expenses are in addition to the direct expenses of the fund's own operations.

Exchange Traded Funds

Subject to the limitations on investment in other investment companies, the fund may invest in exchange traded funds (ETFs). ETFs, such as SPDRs, NASDAQ 100 Index Trading Stock (QQQQs), iShares and various country index funds, are funds whose shares are traded on a national exchange or the National Association of Securities Dealers' Automatic Quotation System (NASDAQ). ETFs may be based on underlying equity or fixed income securities. SPDRs, for example, seek to provide investment results that generally correspond to the performance of the component common stocks of the S&P 500. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as "creation units." The investor purchasing a creation unit then sells the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF's investment objective will be achieved. ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF's expenses, including advisory fees. These expenses are in addition to the direct expenses of the fund's own operations.

Repurchase Agreements

The fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the fund's purchase price, with the difference being income to the fund. Under the direction of the Board of Trustees, Pioneer reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the fund. The counterparty's obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the fund's custodian in a segregated, safekeeping account for the benefit of the fund. Repurchase agreements afford the fund an opportunity to earn income on temporarily available cash at low risk. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the fund has not perfected a security interest in the security, the fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Custodian Services and Related Investment Costs. Custodial services and other costs relating to investment in international securities markets generally are more expensive than in the U.S. Such markets have settlement and clearance procedures that differ from those in the U.S. In certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the fund to make intended securities purchases due to settlement problems could cause the fund to miss attractive investment opportunities. Inability to dispose of a portfolio security caused by settlement problems could result either in losses to the fund due to a subsequent decline in value of the portfolio security or could result in possible liability to the fund. In addition, security settlement and clearance procedures in some emerging countries may not fully protect the fund against loss or theft of its assets.

Options on Securities and Securities Indices

For hedging purposes or to increase total return, the fund may purchase put and call options on any security in which it may invest or options on any securities index based on securities in which it may invest. The fund would also be able to enter into closing sale transactions in order to realize gains or minimize losses on options it has purchased.

Writing Call and Put Options on Securities. A call option written by the fund obligates the fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. All call options written by the fund are covered, which means that the fund will own the securities subject to the options as long as the options are outstanding, or the fund will use the other methods described below. The fund's purpose in writing covered call options is to realize greater income than would be realized on portfolio securities transactions alone. However, the fund may forgo the opportunity to profit from an increase in the market price of the underlying security.

A put option written by the fund would obligate the fund to purchase specified securities from the option holder at a specified price if the option is exercised at any time before the expiration date. All put options written by the fund would be covered, which means that the fund would have segregated assets with a value at least equal to the exercise price of the put option. The purpose of writing such options is to generate additional income for the fund. However, in return for the option premium, the fund accepts the risk that it may be required to purchase the underlying security at a price in excess of its market value at the time of purchase.

Call and put options written by the fund will also be considered to be covered to the extent that the fund's liabilities under such options are wholly or partially offset by its rights under call and put options purchased by the fund. In addition, a written call option or put may be covered by entering into an offsetting forward contract and/or by purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the fund's net exposure on its written option position.

Writing Call and Put Options on Securities Indices. The fund may also write
(sell) covered call and put options on any securities index composed of securities in which it may invest. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segments of the securities market rather than price fluctuations in a single security.

The fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index, or by having an absolute and immediate right to acquire such securities without additional cash consideration (or for additional consideration if cash in such amount is segregated) upon conversion or exchange of other securities in its portfolio. The fund may cover call and put options on a securities index by segregating assets with a value equal to the exercise price.

Purchasing Call and Put Options. The fund would normally purchase call options in anticipation of an increase in the market value of securities of the type in which it may invest. The purchase of a call option would entitle the fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. The fund would ordinarily realize a gain if, during the option period, the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the call option.

The fund would normally purchase put options in anticipation of a decline in the market value of securities in its portfolio ("protective puts") or in securities in which it may invest. The purchase of a put option would entitle the fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the fund's securities. Put options may also be purchased by the fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. The fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to more than cover the premium and transaction costs; otherwise the fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of the underlying portfolio securities.

The fund may terminate its obligations under an exchange-traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Risks of Trading Options. There is no assurance that a liquid secondary market on an options exchange will exist for any particular exchange-traded option, or at any particular time. If the fund is unable to effect a closing purchase transaction with respect to covered options it has written, the fund will not be able to sell the underlying securities or dispose of its segregated assets until the options expire or are exercised. Similarly, if the fund is unable to effect a closing sale transaction with respect to options it has purchased, it will have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation (the "OCC") may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange, if any, that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The fund may purchase and sell options that are traded on U.S. exchanges and options traded over-the-counter with broker-dealers who make markets in these options. The ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. Until such time as the staff of the SEC changes its position, the fund will treat purchased over-the-counter options and all assets used to cover written over-the-counter options as illiquid securities, except that with respect to options written with primary dealers in U.S. government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to the formula.

Transactions by the fund in options on securities and indices will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities governing the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert. Thus, the number of options which the fund may write or purchase may be affected by options written or purchased by other investment advisory clients of Pioneer. An exchange, board of trade or other trading facility may order the liquidations of positions found to be in excess of these limits, and it may impose certain other sanctions.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of protective puts for hedging purposes depends in part on Pioneer's ability to predict future price fluctuations and the degree of correlation between the options and securities markets.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price movements can take place in the underlying markets that cannot be reflected in the options markets.

In addition to the risks of imperfect correlation between the fund's portfolio and the index underlying the option, the purchase of securities index options involves the risk that the premium and transaction costs paid by the fund in purchasing an option will be lost. This could occur as a result of unanticipated movements in the price of the securities comprising the securities index on which the option is based.

Futures Contracts and Options on Futures Contracts

To hedge against changes in securities prices or currency exchange rates or to seek to increase total return, the fund may purchase and sell various kinds of futures contracts, and purchase and write (sell) call and put options on any of such futures contracts. The fund may also enter into closing purchase and sale transactions with respect to any of such contracts and options. The futures contracts may be based on various securities (such as U.S. government securities), securities indices, foreign currencies and other financial instruments and indices. The fund will engage in futures and related options transactions for bona fide hedging and non-hedging purposes as described below. All futures contracts entered into by the fund are traded on U.S. exchanges or boards of trade that are licensed and regulated by the Commodity Futures Trading Commission (the "CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

When interest rates are rising or securities prices are falling, the fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. Similarly, the fund can sell futures contracts on a specified currency to protect against a decline in the value of such currency and a decline in the value of its portfolio securities which are denominated in such currency.

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currency are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging Strategies. Hedging, by use of futures contracts, seeks to establish with more certainty the effective price, rate of return and currency exchange rate on portfolio securities and securities that the fund owns or proposes to acquire. The fund may, for example, take a "short" position in the futures market by selling futures contracts in order to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the value of the fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the fund or securities with characteristics similar to those of the fund's portfolio securities. Similarly, the fund may sell futures contracts in a foreign currency in which its portfolio securities are denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies. If, in the opinion of Pioneer, there is a sufficient degree of correlation between price trends for the fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the fund may also enter into such futures contracts as part of its hedging strategies. Although under some circumstances prices of securities in the fund's portfolio may be more or less volatile than prices of such futures contracts, Pioneer will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having the fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the fund's portfolio securities. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the fund may take a "long" position by purchasing futures contracts. This may be done, for example, when the fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices or rates that are currently available.

Options on Futures Contracts. The acquisition of put and call options on futures contracts will give the fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the fund's assets. By writing a call option, the fund becomes obligated, in exchange for the premium, to sell a futures contract (if the option is exercised), which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the fund intends to purchase. However, the fund becomes obligated to purchase a futures contract (if the option is exercised) which may have a value lower than the exercise price. Thus, the loss incurred by the fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The fund will incur transaction costs in connection with the writing of options on futures.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series. There is no guarantee that such closing transactions can be effected. The fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The fund will engage in futures and related options transactions only in accordance with CFTC regulations which permit principals of an investment company registered under the 1940 Act to engage in such transactions without registering as commodity pool operators.
The fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Code for maintaining its qualification as a regulated investment company for U.S. federal income tax purposes.

Futures contracts and related options involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the fund to purchase securities or currencies, require the fund to segregate assets to cover such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, while the fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the fund than if it had not entered into any futures contracts or options transactions. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the fund may be exposed to risk of loss.

Lending of Portfolio Securities

The fund may lend portfolio securities to registered broker-dealers or other institutional investors deemed by Pioneer to be of good standing under agreements which require that the loans be secured continuously by collateral in cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the securities loaned. The fund continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The fund may pay administrative and custodial fees in connection with loans of securities and may pay a portion of the income or fee earned thereon to the borrower, lending agent or other intermediary. The fund would not, however, have the right to vote any securities having voting rights during the existence of the loan, but would call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment.

As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The fund will lend portfolio securities only to firms that have been approved in advance by the Board of Trustees, which will monitor the creditworthiness of any such firms. At no time would the value of the securities loaned exceed 33 1/3% of the value of the fund's total assets.

Loan Participations

The fund may invest a portion of its assets in loan participations ("Participations") and other direct claims against a borrower. By purchasing a Participation, the fund acquires some or all of the interest of a bank or other lending institution in a loan to a corporate or government borrower. The Participations typically will result in the fund having a contractual relationship only with the lender not the borrower. The fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the Participation and only upon receipt by the lender of the payments from the borrower. Many such loans are secured, although some may be unsecured. Such loans may be in default at the time of purchase. Loans that are fully secured offer a fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower's obligation, or that the collateral can be liquidated.

Mortgage Dollar Rolls

The fund may enter into mortgage "dollar rolls" in which the fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity), but not identical securities on a specified future date. During the roll period, the fund loses the right to receive principal and interest paid on the securities sold. However, the fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase (often referred to as the "drop") or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of the fund compared with what such performance would have been without the use of mortgage dollar rolls. All cash proceeds will be invested in instruments that are permissible investments for the fund. The fund will hold and maintain in a segregated account until the settlement date cash or liquid securities in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale.

Mortgage dollar rolls involve certain risks including the following: if the broker-dealer to whom the fund sells the security becomes insolvent, the fund's right to purchase or repurchase the mortgage-related securities subject to the mortgage dollar roll may be restricted and the instrument which the fund is required to repurchase may be worth less than an instrument which the fund originally held. Successful use of mortgage dollar rolls will depend upon Pioneer's ability to manage its interest rate and mortgage prepayments exposure. For these reasons, there is no assurance that mortgage dollar rolls can be successfully employed.

Money Market Instruments

The fund may invest in short-term money market instruments including commercial bank obligations and commercial paper. These instruments may be denominated in U.S. currency. The fund's investment in commercial bank obligations include certificates of deposit ("CDs"), time deposits ("TDs") and bankers' acceptances. Obligations of foreign branches of U.S. banks and of foreign banks may be general obligations of the parent bank in addition to the issuing bank, or may be limited by the terms of a specific obligation and by government regulation.

The fund's investments in commercial paper consist of short-term (usually from 1 to 270 days) unsecured promissory notes issued by corporations in order to finance their current operations. The fund may also invest in variable amount master demand notes (which is a type of commercial paper) which represents a direct borrowing arrangement involving periodically fluctuating rates of interest under a letter agreement between a commercial paper issuer and an institutional lender, pursuant to which the lender may determine to invest varying amounts. Transfer of such notes is usually restricted by the issuer, and there is no secondary trading market for such notes. To the extent the fund invests in master demand notes, these investments will be included in the fund's limitation on illiquid securities.

Asset Segregation

The 1940 Act requires that the fund segregate assets in connection with certain types of transactions that may have the effect of leveraging the fund's portfolio. If the fund enters into a transaction requiring segregation, such as a forward commitment, the custodian or Pioneer will segregate liquid assets in an amount required to comply with the 1940 Act. Such segregated assets will be valued at market daily. If the aggregate value of such segregated assets declines below the aggregate value required to satisfy the 1940 Act, additional liquid assets will be segregated.

Portfolio Turnover

It is the policy of the fund not to engage in trading for short-term profits although portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the fund.


Disclosure of Portfolio Holdings


The fund's Board of Trustees has adopted policies and procedures relating to disclosure of the fund's portfolio securities. These policies and procedures are designed to provide a framework for disclosing information regarding portfolio holdings, portfolio composition or other portfolio characteristics consistent with applicable regulations of the federal securities laws and general principles of fiduciary duty relating to fund shareholders. While Pioneer may manage other funds and accounts that have substantially similar investment strategies, these policies and procedures only relate to the disclosure of portfolio information of registered management investment companies.

Generally, Pioneer will make the fund's portfolio information available to the public on a monthly basis with an appropriate delay based upon the nature of the information disclosed. Pioneer normally will publish the fund's full portfolio holdings thirty (30) days after the end of each month. Such information shall be made available on the fund's website (www.pioneerfunds.com) and may be sent to rating agencies, reporting/news services and financial intermediaries, upon request. In addition, Pioneer generally makes publicly available information regarding the fund's top ten holdings (including the percentage of the fund's assets represented by each security), the percentage breakdown of the fund's investments by country, sector and industry, various volatility measures (such as beta, standard deviation, etc.), market capitalization ranges and other portfolio characteristics (such as alpha, average P/E ratio, etc.) three (3) business days after the end of each month.

Pioneer may provide the fund's full portfolio holdings or other information to certain entities prior to the date such information is made public, provided that certain conditions are met. The entities to which such disclosure may be made as of the date of this Statement of Additional Information are rating agencies, plan sponsors, prospective separate account clients and other financial intermediaries (i.e., organizations evaluating the fund for purposes of investment by their clients, such as broker-dealers, investment advisers, banks, insurance companies, financial planning firms, plan sponsors, plan administrators, shareholder servicing organizations and pension consultants). As of the date of this Statement of Additional Information, Pioneer had not provided the fund's portfolio holdings information to any entity prior to the date such information was made public. The third party must agree to a limited use of that information which does not conflict with the interests of the fund's shareholders, to use the information only for that authorized purpose, to keep such information confidential, and not to trade on such information. The Board of Trustees considered the disclosure of portfolio holdings information to these categories of entities to be consistent with the best interests of shareholders in light of the agreement to maintain the confidentiality of such information and only to use such information for the limited and approved purposes. Pioneer's compliance department, the local head of investment management and the global chief investment officer may, but only acting jointly, grant exemptions to this policy. Exemptions may be granted only if these persons determine that providing such information is consistent with the interests of shareholders and the third party agrees to limit the use of such information only for the authorized purpose, to keep such information confidential, and not to trade on such information. Although the Board will periodically be informed of exemptions granted, granting exemptions entails the risk that portfolio holdings information may be provided to entities that use the information in a manner inconsistent with their obligations and the best interests of the fund.

Compliance with the fund's portfolio holdings disclosure policy is subject to periodic review by the Board of Trustees, including a review of any potential conflicts of interest in the disclosures made by Pioneer in accordance with the policy or the exceptions permitted under the policy. Any change to the policy to expand the categories of entities to which portfolio holdings may be disclosed or an increase in the purposes for which such disclosure may be made would be subject to approval by the Board of Trustees and, reflected, if material, in a supplement to the fund's Statement of Additional Information.

The fund's portfolio holdings disclosure policy is not intended to prevent the disclosure of any and all portfolio information to the fund's service providers who generally need access to such information in the performance of their contractual duties and responsibilities, such as Pioneer, the fund's custodian, fund accounting agent, principal underwriter, investment sub-adviser, if any, auditors or counsel. In approving the policy, the Board of Trustees considered that the service providers are subject to duties of confidentiality arising under law or contract that provide an adequate safeguard for such information. None of Pioneer, the fund, or any other party receive any compensation or other consideration from any arrangement pertaining to the release of the fund's portfolio holdings information.

In addition, the fund makes its portfolio holdings available semi-annually in shareholder reports filed on Form N-CSR and after the first and third fiscal quarters in regulatory filings on Form N-Q. These shareholder reports and regulatory filings are filed with the SEC, as required by the federal securities laws, and are generally available within seventy (70) days after the end of the fund's fiscal quarter.

Investment Restrictions

Fundamental Investment Restrictions. The fund has adopted certain fundamental investment restrictions which, along with the fund's investment objectives, may not be changed without the affirmative vote of the holders of a majority of the fund's outstanding voting securities. As used in the prospectus and this SAI, such approval means the approval of the lesser of (i) the holders of 67% or more of the shares represented at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (ii) the holders of more than 50% of the outstanding shares.

The fund may not:

1. Issue senior securities, except to the extent permitted by applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction. Senior securities that a fund may issue in accordance with the 1940 Act include borrowing, futures, when-issued and delayed delivery securities and forward foreign currency exchange transactions.

2. Borrow money, except on a temporary basis and to the extent permitted by applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction. Under current regulatory requirements, a fund may: (a) borrow from banks or through reverse repurchase agreements in an amount up to 33 1/3% of the fund's total assets (including the amount borrowed);
(b) borrow up to an additional 5% of the fund's assets for temporary purposes;
(c) obtain such short-term credits as are necessary for the clearance of portfolio transactions; (d) purchase securities on margin to the extent permitted by applicable law; and (e) engage in transactions in mortgage dollar rolls that are accounted for as financings. In the opinion of the SEC, the fund's limitation on borrowing includes any pledge, mortgage or hypothecation of its assets.

3. Invest in real estate, except (a) that the fund may invest in securities of issuers that invest in real estate or interests therein, securities that are secured by real estate or interests therein, securities of real estate investment trusts, mortgage-backed securities and other securities that represent a similar indirect interest in real estate; and (b) the fund may acquire real estate or interests therein through exercising rights or remedies with regard to an instrument or security.

4. Make loans, except that the fund may (i) lend portfolio securities in accordance with the fund's investment policies, (ii) enter into repurchase agreements, (iii) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities, (iv) participate in a credit facility whereby the fund may directly lend to and borrow money from other affiliated funds to the extent permitted under the 1940 Act or an exemption therefrom, and (v) make loans in any other manner consistent with applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction.

5. Invest in commodities or commodity contracts, except that the fund may invest in currency instruments and currency contracts and financial instruments and financial contracts that might be deemed to be commodities and commodity contracts in accordance with applicable law. A futures contract, for example, may be deemed to be a commodity contract.

6. Make any investment inconsistent with its classification as a diversified open-end investment company (or series thereof) under the 1940 Act. Currently, diversification means that, with respect to 75% of its total assets, the fund may not purchase securities of an issuer (other than the U.S. government, its agencies or instrumentalities and securities of investment companies), if

                  (a) such purchase would cause more than 5% of the fund's total assets, taken at market value, to be invested in the securities of such issuer, or

                  (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the fund.

7. Act as an underwriter, except insofar as the fund technically may be deemed to be an underwriter in connection with the purchase or sale of its portfolio securities.

8. Concentrate its investments in securities of companies in any particular industry. In the opinion of the SEC, investments are concentrated in a particular industry if such investments aggregate 25% or more of the fund's total assets. When identifying industries for purposes of its concentration policy, the fund will rely upon available industry classifications. As of the date of this Statement of Additional Information, the fund relied on MSCI Global Industry Classification Standard (GICS) classifications. The fund's policy does not apply to investments in U.S. government securities.

Non-fundamental Investment Restrictions. The following restrictions have been designated as non-fundamental and may be changed by a vote of the fund's Board of Trustees without approval of shareholders.

The fund may not:

(1) The fund will not purchase securities during the current fiscal year at any time that outstanding borrowings exceed 5% of the fund's total assets.

(2) The fund may not engage in short sales, except short sales against the box.

(3) The fund may not invest in any investment company in reliance on Section 12(d)(1)(F) of the 1940 Act, which would allow the fund to invest in other investment companies, or in reliance on Section 12(d)(1)(G) of the 1940 Act, which would allow the fund to invest in other Pioneer funds, in each case without being subject to the limitations discussed above under "Other Investment Companies" so long as another investment company invests in the fund in reliance on Section 12(d)(1)(G), such as one of the series of Pioneer Ibbotson Asset Allocation Series.

(4) The fund does not invest in companies for the purposes of exercising control or management.

3.       TRUSTEES AND OFFICERS


The fund's Board of Trustees provides broad supervision over the fund's affairs. The officers of the fund are responsible for the fund's operations. The fund's Trustees and officers are listed below, together with their principal occupations during the past five years. Trustees who are interested persons of the fund within the meaning of the 1940 Act are referred to as Interested Trustees. Trustees who are not interested persons of the fund are referred to as Independent Trustees. Each of the Trustees serves as a trustee of each of the 82 U.S. registered investment portfolios for which Pioneer serves as investment adviser (the "Pioneer Funds"). The address for all Interested Trustees and all officers of the fund is 60 State Street, Boston, Massachusetts 02109.

--------------------------------------------------------------------------------------------------------------------------
                                       Term of Office
Name, Age and       Position Held      and Length of      Principal Occupation During Past   Other Directorships Held by
Address             With the Fund      Service            Five Years                         this Trustee
--------------------------------------------------------------------------------------------------------------------------
Interested Trustees:
--------------------------------------------------------------------------------------------------------------------------
John F. Cogan,      Chairman of the    Trustee since      Deputy Chairman and a Director     Chairman and Director of
Jr. (79)*           Board, Trustee     2005. Serves       of Pioneer Global Asset            ICI Mutual Insurance
                    and President      until a            Management S.p.A. ("PGAM");        Company; Director of Harbor
                                       successor          Non-Executive Chairman and a       Global Company, Ltd.
                                       trustee is         Director of Pioneer Investment
                                       elected or         Management USA Inc. ("PIM-USA");
                                       earlier            Chairman and a Director of
                                       retirement or      Pioneer; Director of Pioneer
                                       removal.           Alternative Investment
                                                          Management Limited (Dublin);
                                                          President and a Director of
                                                          Pioneer Alternative Investment
                                                          Management (Bermuda) Limited and
                                                          affiliated funds; President and
                                                          Director of Pioneer Funds
                                                          Distributor, Inc. ("PFD");
                                                          President of all of the Pioneer
                                                          Funds; and Of Counsel (since
                                                          2000, partner prior to 2000),
                                                          Wilmer Cutler Pickering Hale and
                                                          Dorr LLP (counsel to PIM-USA and
                                                          the Pioneer Funds)
--------------------------------------------------------------------------------------------------------------------------
Osbert M. Hood      Trustee and        Trustee since      President and Chief Executive      None
(52)*               Executive Vice     2005. Serves       Officer, PIM-USA since May, 2003
                    President          until a            (Director since January, 2001);
                                       successor          President and Director of
                                       trustee is         Pioneer since May, 2003;
                                       elected or         Chairman and Director of Pioneer
                                       earlier            Investment Management
                                       retirement or      Shareholder Services, Inc.
                                       removal.           ("PIMSS") since May, 2003;
                                                          Executive Vice President of all
                                                          of the Pioneer Funds since June
                                                          3, 2003; Executive Vice
                                                          President and Chief Operating
                                                          Officer of PIM-USA, November
                                                          2000-May 2003; Executive Vice
                                                          President, Chief Financial
                                                          Officer and Treasurer, John
                                                          Hancock Advisers, LLC, Boston,
                                                          MA, November 1999-November 2000;
                                                          Senior Vice President and Chief
                                                          Financial Officer, John Hancock
                                                          Advisers, LLC, April
                                                          1997-November 1999
--------------------------------------------------------------------------------------------------------------------------
Independent Trustees:
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
David R. Bock (61)       Trustee       Trustee since      Senior Vice President and Chief    Director of The Enterprise
3050 K. Street NW,                     2005. Serves       Financial Officer, I-trax, Inc.    Social Investment Company
Washington, DC 20007                   until a            (publicly traded health care       (privately-held affordable
                                       successor          services company) (2001 -          housing finance company);
                                       trustee is         present); Managing Partner,        Director of New York
                                       elected or         Federal City Capital Advisors      Mortgage Trust (publicly
                                       earlier            (boutique merchant bank)(1995      traded mortgage REIT)
                                       retirement or      -2000; 2002 to 2004); Executive
                                       removal.           Vice President and Chief
                                                          Financial Officer, Pedestal Inc.
                                                          (internet-based mortgage trading
                                                          company) (2000-2002)
--------------------------------------------------------------------------------------------------------------------------
Mary K. Bush (57)        Trustee       Trustee since      President, Bush International      Director of Brady
3509 Woodbine Street,                  2005. Serves       (international financial           Corporation (industrial
Chevy Chase, MD 20815                  until a            advisory firm)                     identification and
                                       successor                                             specialty coated material
                                       trustee is                                            products manufacturer),
                                       elected or                                            Millenium Chemicals, Inc.
                                       earlier                                               (commodity chemicals),
                                       retirement or                                         Mortgage Guaranty Insurance
                                       removal.                                              Corporation, and R.J.
                                                                                             Reynolds Tobacco Holdings,
                                                                                             Inc. (tobacco)
--------------------------------------------------------------------------------------------------------------------------
Margaret B.W. Graham     Trustee       Trustee since      Founding Director, The Winthrop    None
(58)                                   2005. Serves       Group, Inc. (consulting firm);
1001 Sherbrooke Street                 until a            Professor of Management, Faculty
West, Montreal,                        successor          of Management, McGill University
Quebec, Canada                         trustee is
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------
Marguerite A. Piret      Trustee       Trustee since      President and Chief Executive      Director of New America
(57)                                   2005. Serves       Officer, Newbury, Piret &          High Income Fund, Inc.
One Boston Place, 28th                 until a            Company, Inc. (investment          (closed-end investment
Floor, Boston, MA 02108                successor          banking firm)                      company)
                                       trustee is
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------
Stephen K. West (76)     Trustee       Trustee since      Senior Counsel, Sullivan &         Director, The Swiss
125 Broad Street, New                  2005. Serves       Cromwell (law firm)                Helvetia Fund, Inc.
York, NY 10004                         until a                                               (closed-end investment
                                       successor                                             company) and AMVESCAP PLC
                                       trustee is                                            (investment managers)
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
John Winthrop (69)       Trustee       Trustee since      President, John Winthrop & Co.,    None
One North Adgers                       2005. Serves       Inc. (private investment firm)
Wharf, Charleston, SC                  until a
29401                                  successor
                                       trustee is
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------
Fund Officers:
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                       Term of Office
Name, Age and       Position Held      and Length of      Principal Occupation During Past   Other Directorships Held by
Address             With the Fund      Service            Five Years                         this Officer
--------------------------------------------------------------------------------------------------------------------------
Dorothy E.          Secretary          Since September,   Secretary of PIM-USA; Senior       None
Bourassa (57)                          2005. Serves at    Vice President- Legal of
                                       the discretion     Pioneer; and Secretary/Clerk of
                                       of Board           most of PIM-USA's subsidiaries
                                                          since October 2000; Secretary of
                                                          all of the Pioneer Funds since
                                                          September 2003 (Assistant
                                                          Secretary from November 2000 to
                                                          September 2003); and Senior
                                                          Counsel, Assistant Vice
                                                          President and Director of
                                                          Compliance of PIM-USA from April
                                                          1998 through October 2000
--------------------------------------------------------------------------------------------------------------------------
Christopher J.      Assistant          Since September,   Assistant Vice President and       None
Kelley (40)         Secretary          2005. Serves at    Senior Counsel of Pioneer since
                                       the discretion     July 2002; Vice President and
                                       of Board           Senior Counsel of BISYS Fund
                                                          Services, Inc. (April 2001 to
                                                          June 2002); Senior Vice
                                                          President and Deputy General
                                                          Counsel of Funds Distributor,
                                                          Inc. (July 2000 to April 2001);
                                                          Assistant Secretary of all
                                                          Pioneer Funds since September
                                                          2003
--------------------------------------------------------------------------------------------------------------------------
David C. Phelan     Assistant          Since September,   Partner, Wilmer Cutler Pickering   None
(48)                Secretary          2005. Serves at    Hale and Dorr LLP; Assistant
                                       the discretion     Secretary of all Pioneer Funds
                                       of Board           since September 2003
--------------------------------------------------------------------------------------------------------------------------
Vincent Nave (60)   Treasurer          Since 2005.        Vice President-Fund Accounting,    None
                                       Serves at the      Administration and Custody
                                       discretion of      Services of Pioneer;
                                       Board              and Treasurer of all of
                                                          the Pioneer Funds (Assistant
                                                          Treasurer from June 1999 to
                                                          November 2000)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Mark E. Bradley     Assistant          Since 2005.        Deputy Treasurer of Pioneer        None
(45)                Treasurer          Serves at the      since 2004; Treasurer and Senior
                                       discretion of      Vice President, CDC IXIS Asset
                                       the Board          Management Services from 2002 to
                                                          2003; Assistant Treasurer and
                                                          Vice President, MFS Investment
                                                          Management from 1997 to 2002;
                                                          and Assistant Treasurer of all
                                                          of the Pioneer Funds since
                                                          November 2004
--------------------------------------------------------------------------------------------------------------------------
Luis I. Presutti    Assistant          Since 2005.        Assistant Vice President-Fund      None
(40)                Treasurer          Serves at the      Accounting, Administration and
                                       discretion of      Custody Services of Pioneer;
                                       Board              and Assistant Treasurer of all
                                                          of the Pioneer Funds since
                                                          November 2000
--------------------------------------------------------------------------------------------------------------------------
Gary Sullivan (47)  Assistant          Since 2005.        Fund Accounting Manager - Fund     None
                    Treasurer          Serves at the      Accounting, Administration and
                                       discretion of      Custody Services of Pioneer; and
                                       Board              Assistant Treasurer of all of
                                                          the Pioneer Funds since May 2002
--------------------------------------------------------------------------------------------------------------------------
Katharine Kim       Assistant          Since 2005.        Fund Administration Manager -      None
Sullivan (31)       Treasurer          Serves at the      Fund Accounting, Administration
                                       discretion of      and Custody Services since June
                                       Board              2003; Assistant Vice President -
                                                          Mutual Fund Operations of State
                                                          Street Corporation from June
                                                          2002 to June 2003 (formerly
                                                          Deutsche Bank Asset Management);
                                                          Pioneer Fund Accounting,
                                                          Administration and Custody
                                                          Services (Fund Accounting
                                                          Manager from August 1999 to May
                                                          2002, Fund Accounting Services
                                                          Supervisor from 1997 to July
                                                          1999); Assistant Treasurer of
                                                          all Pioneer Funds since
                                                          September 2003
--------------------------------------------------------------------------------------------------------------------------
Martin J. Wolin     Chief Compliance   Since 2005.        Chief Compliance Officer           None
(37)                Officer            Serves at the      of Pioneer (Director of
                                       discretion of      Compliance and Senior Counsel
                                       the Board          from November 2000 to September
                                                          2004); Vice President and
                                                          Associate General Counsel of UAM
                                                          Fund Services, Inc. (mutual fund
                                                          administration company) from
                                                          February 1998 to November 2000;
                                                          and Chief Compliance Officer of
                                                          all of the Pioneer Funds
--------------------------------------------------------------------------------------------------------------------------

* Mr. Cogan and Mr. Hood are Interested Trustees because each is an officer or director of the fund's investment adviser and certain of its affiliates.

The outstanding capital stock of PFD, Pioneer and PIMSS is indirectly wholly owned by UniCredito Italiano S.p.A. ("UniCredito Italiano"), one of the largest banking groups in Italy. Pioneer, the fund's investment adviser, provides investment management and financial services to mutual funds, institutional and other clients.


                                Board Committees

Because the trust is newly organized the Board of Trustees of Pioneer Series Trust IV held one meeting during the most recent fiscal year.

The Board of Trustees has an Audit Committee, an Independent Trustees Committee, a Nominating Committee, a Valuation Committee and a Policy Administration Committee. Committee members are as follows:

Audit
David R. Bock, Margaret B. W. Graham and Marguerite A. Piret (Chair)

Independent Trustees
David R. Bock, Mary K. Bush, Margaret B.W. Graham (Chair), Marguerite A. Piret, Stephen K. West and John Winthrop

Nominating
Mary K. Bush, Marguerite A. Piret and John Winthrop (Chair)

Valuation
Marguerite A. Piret (Chair), Stephen K. West and John Winthrop

Policy Administration
Mary K. Bush (Chair), Stephen K. West and John Winthrop

During the most recent fiscal year, no committee meetings were held since the trust is newly organized.

The Board of Trustees has adopted a charter for the Audit Committee. In accordance with its charter, the purposes of the Audit Committee are to:

|X| act as a liaison between the fund's independent registered public accounting firm and the full Board of Trustees of the fund;

|X| discuss with the fund's independent registered public accounting firm their judgments about the quality of the fund's accounting principles and underlying estimates as applied in the fund's financial reporting;

|X| review and assess the renewal materials of all related party contracts and agreements, including management advisory agreements, underwriting contracts, administration agreements, distribution contracts, and transfer agency contracts, among any other instruments and agreements that may be appropriate from time to time;

|X| review and approve insurance coverage and allocations of premiums between the management and the fund and among the Pioneer Funds;

|X| review and approve expenses under the administration agreement between Pioneer and the fund and allocations of such expenses among the Pioneer Funds; and

|X| receive on a periodic basis a formal written statement delineating all relationships between the independent registered public accounting firm and the fund or Pioneer; to actively engage in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm; and to recommend that the Trustees take appropriate action in response to the independent registered public accounting firm's report to satisfy itself of the firm's independence.

The Nominating Committee reviews the qualifications of any candidate recommended by the Independent Trustees to serve as an Independent Trustee and makes a recommendation regarding that person's qualifications. The Committee does not accept nominations from shareholders.

The Valuation Committee reviews the valuation assigned to certain securities by Pioneer in accordance with the fund's valuation procedures.

The Policy Administration Committee reviews the implementation of certain of the fund's administrative policies and procedures.

The Independent Trustees Committee reviews the fund's management contract and other related party contracts annually and is also responsible for any other action required to be taken, under the 1940 Act, by the Independent Trustees acting alone.

The fund's Declaration of Trust provides that the fund will indemnify the Trustees and officers against liabilities and expenses incurred in connection with any litigation in which they may be involved because of their offices with the fund, unless it is determined in the manner specified in the Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the fund or that such indemnification would relieve any officer or Trustee of any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

Compensation of Officers and Trustees

The fund pays no salaries or compensation to any of its officers. The Pioneer Funds, including the fund, compensate their trustees. The Independent Trustees review and set their compensation annually, taking into consideration the committee and other responsibilities assigned to specific trustees. The table under "Annual Fees, Expense and Other Information-Compensation of Officers and Trustees" sets forth the compensation paid to each of the Trustees. The compensation paid to the Trustees is then allocated among the funds as follows:

o each fund with assets less than $250 million pays each Trustee who is not affiliated with PIM-USA, Pioneer, PFD, PIMSS or UniCredito Italiano (i.e., Independent Trustees) an annual fee of $1,000.
o the remaining compensation of the Independent Trustees is allocated to each fund with assets greater than $250 million based on the fund's net assets.

o the Interested Trustees receive an annual fee of $500 from each fund, except in the case of funds with net assets of $50 million or less, which pay each Interested Trustee an annual fee of $200. Pioneer reimburses the funds for the fees aid to the Interested Trustees.

See "Compensation of Officers and Trustees" in Annual Fee, Expense and Other Information.

Sales Loads. The fund offers its shares to Trustees and officers of the fund and employees of Pioneer and its affiliates without a sales charge in order to encourage investment in the fund by individuals who are responsible for its management and because the sales to such persons do not entail any sales effort by the fund, brokers or other intermediaries.

Other Information

Material Relationships of the Independent Trustees. For purposes of the statements below:

         o the immediate family members of any person are their spouse, children in the person's household (including step and adoptive children) and any dependent of the person.

         o an entity in a control relationship means any person who controls, is controlled by or is under common control with the named person. For example, UniCredito Italiano is an entity that is in a control relationship with Pioneer.

         o a related fund is a registered investment company or an entity exempt from the definition of an investment company pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act, for which Pioneer or any of its affiliates act as investment adviser or for which PFD or any of its affiliates act as principal underwriter. For example, the fund's related funds include all of the Pioneer Funds and any non-U.S. funds managed by Pioneer or its affiliates.

As of December 31, 2004, none of the Independent Trustees, nor any of their immediate family members, beneficially owned any securities issued by Pioneer, UniCredito Italiano or any other entity in a control relationship to Pioneer or PFD. During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had any direct or indirect interest (the value of which exceeded $60,000), whether by contract, arrangement or otherwise, in Pioneer, UniCredito Italiano, or any other entity in a control relationship to Pioneer or PFD. During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had an interest in a transaction or a series of transactions in which the aggregate amount involved exceeded $60,000 and to which any of the following were a party (each a "fund related party"):

o        the fund
o        an officer of the fund
o        a related fund
o        an officer of any related fund
o        Pioneer
o        PFD
o        an officer of Pioneer or PFD
o        any affiliate of Pioneer or PFD
o        an officer of any such affiliate

During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had any relationship (the value of which exceeded $60,000) with any fund related party, including, but not limited to, relationships arising out of (i) the payment for property and services, (ii) the provision of legal services, (iii) the provision of investment banking services (other than as a member of the underwriting syndicate) or (iv) the provision of consulting services, except that Mr. West, an Independent Trustee, is Senior Counsel to Sullivan & Cromwell and acts as counsel to the Independent Trustees and the Independent Trustees of the other Pioneer Funds. The aggregate compensation paid to Sullivan & Cromwell by the fund and the other Pioneer Funds was approximately $126,603 and $208,010 in each of 2003 and 2004.

During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, served as a member of a board of directors on which an officer of any of the following entities also serves as a director:

o        Pioneer
o        PFD
o        UniCredito Italiano
o        any other entity in a control relationship with Pioneer or PFD

None of the fund's Trustees or officers has any arrangement with any other person pursuant to which that Trustee or officer serves on the Board of Trustees. During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had any position, including as an officer, employee, director or partner, with any of the following:

o        the fund
o        any related fund
o        Pioneer
o        PFD
o        any affiliated person of the fund, Pioneer or PFD
o        UniCredito Italiano
o        any other entity in a control relationship to the fund, Pioneer or PFD

Factors Considered by the Independent Trustees in Approving the Management Contract. The 1940 Act requires that the fund's management contract be approved annually by both the Board of Trustees and a majority of the Independent Trustees voting separately. The Independent Trustees have determined that the terms of the fund's management contract are fair and reasonable and that the contract is in the fund's best interest. The Independent Trustees believe that the management contract will enable the fund to enjoy high quality investment advisory services at a cost they deem appropriate, reasonable and in the best interests of the fund and its shareholders. In making such determinations, the Independent Trustees met independently from the Interested Trustees of the fund and any officers of Pioneer or its affiliates. The Independent Trustees also relied upon the assistance of counsel to the Independent Trustees and counsel to the fund.

In evaluating the management contract, the Independent Trustees reviewed materials furnished by Pioneer, including information regarding Pioneer, UniCredito Italiano, their respective affiliates and their personnel, operations and financial condition. The Independent Trustees discussed with representatives of Pioneer the fund's operations and Pioneer's ability to provide advisory and other services to the fund. The Independent Trustees also reviewed:

         o the investment performance of the fund and other Pioneer Funds with similar investment strategies;

         o the fee charged by Pioneer for investment advisory and administrative services, as well as other compensation received by PFD and PIMSS;

         o        the fund's projected total operating expenses;

         o the investment performance, fees and total expenses of investment companies with similar objectives and strategies managed by other investment advisers;

         o the experience of the investment advisory and other personnel providing services to the fund and the historical quality of the services provided by Pioneer; and

         o        the profitability to Pioneer of managing the fund.

The Independent Trustees considered the following as relevant to their recommendations: (1) the favorable history, reputation, qualification and background of Pioneer and UniCredito Italiano, as well as the qualifications of their personnel and their respective financial conditions; (2) that the fee and expense ratios of the fund are reasonable given the quality of services expected to be provided and are comparable to the fee and expense ratios of similar investment companies; and (3) the relative performance of the fund since commencement of operations to comparable investment companies and unmanaged indices. The Independent Trustees deemed each of these factors to be relevant to their consideration of the fund's management contract.

Share Ownership. See Annual Fee, Expense and Other Information for annual information on the ownership of fund shares by the Trustees, the fund's officers and owners in excess of 5% of any class of shares of the fund and a table indicating the value of shares that each Trustee beneficially owns in the fund and in all the Pioneer Funds.

Code of Ethics. The fund's Board of Trustees approved a code of ethics under Rule 17j-1 under the 1940 Act that covers the fund, Pioneer and certain of Pioneer's affiliates. The code of ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the code of ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the fund.

Proxy Voting Policies. Information regarding how the fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is publicly available to shareowners without charge at http://www.pioneerfunds.com and on the SEC's website at http://www.sec.gov. The fund's proxy voting policies and procedures are attached as Appendix B.

4.       INVESTMENT ADVISER

The fund has contracted with Pioneer to act as its investment adviser. Pioneer is an indirect, wholly owned subsidiary of UniCredito Italiano. Certain Trustees or officers of the fund are also directors and/or officers of certain of UniCredito Italiano's subsidiaries (see management biographies above). Pioneer has entered into an agreement with its affiliate, Pioneer Investment Management Limited ("PIML"), pursuant to which PIML provides certain services and personnel to Pioneer.

As the fund's investment adviser, Pioneer provides the fund with investment research, advice and supervision and furnishes an investment program for the fund consistent with the fund's investment objective and policies, subject to the supervision of the fund's Trustees. Pioneer determines what portfolio securities will be purchased or sold, arranges for the placing of orders for the purchase or sale of portfolio securities, selects brokers or dealers to place those orders, maintains books and records with respect to the fund's securities transactions, and reports to the Trustees on the fund's investments and performance.

Under the terms of its management contract with the fund, Pioneer pays all the operating expenses, including executive salaries and the rental of office space, relating to its services for the fund, with the exception of the following, which are to be paid by the fund: (a) charges and expenses for fund accounting, pricing and appraisal services and related overhead, including, to the extent such services are performed by personnel of Pioneer, or its affiliates, office space and facilities and personnel compensation, training and benefits; (b) the charges and expenses of auditors; (c) the charges and expenses of any custodian, transfer agent, plan agent, dividend disbursing agent and registrar appointed by the fund; (d) issue and transfer taxes chargeable to the fund in connection with securities transactions to which the fund is a party; (e) insurance premiums, interest charges, dues and fees for membership in trade associations and all taxes and corporate fees payable by the fund to federal, state or other governmental agencies; (f) fees and expenses involved in registering and maintaining registrations of the fund and/or its shares with the federal regulatory agencies, state or blue sky securities agencies and foreign jurisdictions, including the preparation of prospectuses and statements of additional information for filing with such regulatory authorities; (g) all expenses of shareholders' and Trustees' meetings and of preparing, printing and distributing prospectuses, notices, proxy statements and all reports to shareholders and to governmental agencies; (h) charges and expenses of legal counsel to the fund and the Trustees; (i) distribution fees paid by the fund in accordance with Rule 12b-1 promulgated by the SEC pursuant to the 1940 Act; (j) compensation of those Trustees of the fund who are not affiliated with or interested persons of Pioneer, the fund (other than as Trustees), PIM-USA or PFD; (k) the cost of preparing and printing share certificates; (l) interest on borrowed money, if any and (m) any other expense that the fund, Pioneer or any other agent of the fund may incur (A) as a result of a change in the laws or regulations, (B) as a result of a mandate from the Board of Trustees with associated costs of a character generally assumed by similarly structured investment companies or (C) that is similar to the expenses listed above, and that is approved by the Board of Trustees (including a majority of the Independent Trustees) as being an appropriate expense of the fund. In addition, the fund shall pay all brokers' and underwriting commissions chargeable to the fund in connection with securities transactions to which the fund is a party. The Trustees' approval of and the terms, continuance and termination of the management contract are governed by the 1940 Act and the Investment Advisers Act of 1940, as applicable. Pursuant to the management contract, Pioneer will not be liable for any error of judgment or mistake of law or for any loss sustained by reason of the adoption of any investment policy or the purchase, sale or retention of any securities on the recommendation of Pioneer. Pioneer, however, is not protected against liability by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the management contract.

Advisory Fee. As compensation for its management services and expenses incurred, the fund pays Pioneer a fee at the annual rate of 0.50% of the fund's average daily net assets. This fee is computed and accrued daily and paid monthly

Prior to [__________, 2005], AmSouth Asset Management Inc. ("AAMI") was the fund's investment adviser. The investment advisory services of AAMI were performed under an investment advisory agreement, pursuant to which the fund paid AAMI an annual fee equal to 0.50% of the fund's average daily net assets of the fund.

See the table in "Annual Fee, Expense and Other Information" for management fees paid to Pioneer during recently completed fiscal years.

Expense Limit. Pioneer has agreed to waive all or part of its management fee or to reimburse the fund for other expenses (other than extraordinary expenses) to the extent the expenses of the fund's Class A shares exceed [ ]% of average daily net assets. The portion of fund expenses (including the amount of the management fee waived) attributable to other share class will be reduced only to the extent such expenses were reduced for the fund's Class A shares. Any differences in the fee waiver and limitation among classes result from rounding in the daily calculation of a class' net assets and expense limit, which may exceed [ _________ ]% annually. Pioneer expects to continue its limitation of expenses unless the expense limit agreement with the fund is terminated pursuant to the terms of the expense limit agreement. However, there can be no assurance that Pioneer will extend the expense limitation beyond [date , 2007]. The fund may terminate the expense limit and agreement at any time; provided, however, that the Board of Trustees would not take such action unless it determined termination of the agreement to be in the best interests of the fund and its shareholders.

Administration Agreement. The fund has entered into an administration agreement with Pioneer pursuant to which certain accounting, administration and legal services which are expenses payable by the fund under the management contract are performed by Pioneer and pursuant to which Pioneer is reimbursed for its costs of providing such services. The costs of these services is based on direct costs and costs of overhead, subject to annual approval by the Board. See Annual Fee, Expense and Other Information for fees the fund paid to Pioneer for administration and related services.

Potential Conflict of Interest. The fund is managed by Pioneer which also serves as investment adviser to other Pioneer mutual funds and other accounts with investment objectives identical or similar to those of the fund. Securities frequently meet the investment objectives of the fund, the other Pioneer mutual funds and such other accounts. In such cases, the decision to recommend a purchase to one fund or account rather than another is based on a number of factors. The determining factors in most cases are the amount of securities of the issuer then outstanding, the value of those securities and the market for them. Other factors considered in the investment recommendations include other investments which each fund or account presently has in a particular industry and the availability of investment funds in each fund or account.

It is possible that at times identical securities will be held by more than one fund and/or account. However, positions in the same issue may vary and the length of time that any fund or account may choose to hold its investment in the same issue may likewise vary. To the extent that more than one of the Pioneer mutual funds or a private account managed by Pioneer seeks to acquire the same security at about the same time, the fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular portfolio security if Pioneer decides to sell on behalf of another account the same portfolio security at the same time. On the other hand, if the same securities are bought or sold at the same time by more than one fund or account, the resulting participation in volume transactions could produce better executions for the fund. In the event more than one account purchases or sells the same security on a given date, the purchases and sales will normally be made as nearly as practicable on a pro rata basis in proportion to the amounts desired to be purchased or sold by each account. Although the other Pioneer mutual funds may have the same or similar investment objectives and policies as the fund, their portfolios do not generally consist of the same investments as the fund or each other, and their performance results are likely to differ from those of the fund.

Personal Securities Transactions. The fund, Pioneer and PFD have adopted a code of ethics under Rule 17j-1 under the 1940 Act which is applicable to officers, trustees/directors and designated employees of Pioneer and PIML. The code permits such persons to engage in personal securities transactions for their own accounts, including securities that may be purchased or held by the fund, and is designed to prescribe means reasonably necessary to prevent conflicts of interest from arising in connection with personal securities transactions. The code is on public file with and available from the SEC.

5.       PRINCIPAL UNDERWRITER AND DISTRIBUTION PLANS

Principal Underwriter

PFD, 60 State Street, Boston, Massachusetts 02109, is the principal underwriter for the fund in connection with the continuous offering of its shares. PFD is an indirect wholly owned subsidiary of PIM-USA.

The fund entered into an underwriting agreement with PFD which provides that PFD will bear expenses for the distribution of the fund's shares, except for expenses incurred by PFD for which it is reimbursed or compensated by the fund under the distribution plans (discussed below). PFD bears all expenses it incurs in providing services under the underwriting agreement. Such expenses include compensation to its employees and representatives and to securities dealers for distribution-related services performed for the fund. PFD also pays certain expenses in connection with the distribution of the fund's shares, including the cost of preparing, printing and distributing advertising or promotional materials, and the cost of printing and distributing prospectuses and supplements to prospective shareholders. The fund bears the cost of registering its shares under federal and state securities law and the laws of certain non-U.S. countries. Under the underwriting agreement, PFD will use its best efforts in rendering services to the fund.

See "Sales Charges" for the schedule of initial sales charge reallowed to dealers as a percentage of the offering price of the fund's Class A shares.

See the tables in "Annual Fee, Expense and Other Information" for commissions retained by PFD and reallowed to dealers in connection with PFD's offering of the fund's Class A and Class C shares during recently completed fiscal years.

The fund will not generally issue fund shares for consideration other than cash. At the fund's sole discretion, however, it may issue fund shares for consideration other than cash in connection with a bona fide reorganization, statutory merger or other acquisition of portfolio securities.

It is the fund's general practice to repurchase its shares of beneficial interest for cash consideration in any amount; however, the redemption price of shares of the fund may, at Pioneer's discretion, be paid in portfolio securities. The fund has elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which the fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund's net asset value during any 90-day period for any one shareholder. Should the amount of redemptions by any shareholder exceed such limitation, the fund will have the option of redeeming the excess in cash or portfolio securities. In the latter case, the securities are taken at their value employed in determining the fund's net asset value. You may incur additional costs, such as brokerage fees and taxes, and risks, including a decline in the value of the securities you receive, if the fund makes an in-kind distribution. The selection of such securities will be made in such manner as the Board of Trustees deems fair and reasonable; however, the fund will not distribute illiquid securities in kind.

Distribution Plans

The fund has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to its Class A shares (the "Class A Plan"), a plan of distribution with respect to its Class B shares (the "Class B Plan") and a plan of distribution with respect to its Class C shares (the "Class C Plan") (together, the "Plans"), pursuant to which certain distribution and service fees are paid to PFD. Because of the Plans, long-term shareholders may pay more than the economic equivalent of the maximum sales charge permitted by the National Association of Securities Dealers, Inc. (the "NASD") regarding investment companies. The Class A Plan is a reimbursement plan, and distribution expenses of PFD are expected to substantially exceed the distribution fees paid by the fund in a given year. The Class B Plan and Class C Plan are compensation plans, which means that the amount of payments under the plans are not linked to PFD's expenditures, and, consequently, PFD can make a profit under each of those plans.

Class A Plan. Pursuant to the Class A Plan the fund reimburses PFD for its actual expenditures to finance any activity primarily intended to result in the sale of Class A shares or to provide services to holders of Class A shares, provided the categories of expenses for which reimbursement is made are approved by the Board of Trustees. The Board of Trustees has approved the following categories of expenses that may be reimbursed under the Class A Plan: (i) a service fee to be paid to qualified broker-dealers in an amount not to exceed 0.25% per annum of the fund's daily net assets attributable to Class A shares;
(ii) reimbursement to PFD for its expenditures for broker-dealer commissions and employee compensation on certain sales of the fund's Class A shares with no initial sales charge; and (iii) reimbursement to PFD for expenses incurred in providing services to Class A shareholders and supporting broker-dealers and other organizations (such as banks and trust companies) in their efforts to provide such services. The expenses of the fund pursuant to the Class A Plan are accrued daily at a rate which may not exceed the annual rate of 0.25% of the fund's average daily net assets attributable to Class A shares.

The Class A Plan does not provide for the carryover of reimbursable expenses beyond 12 months from the time the fund is first invoiced for an expense. The limited carryover provision in the Class A Plan may result in an expense invoiced to the fund in one fiscal year being paid in the subsequent fiscal year and thus being treated for purposes of calculating the maximum expenditures of the fund as having been incurred in the subsequent fiscal year. In the event of termination or non-continuance of the Class A Plan, the fund has 12 months to reimburse any expense which it incurs prior to such termination or non-continuance, provided that payments by the fund during such 12-month period shall not exceed 0.25% of the fund's average daily net assets attributable to Class A shares during such period. See Annual Fee, Expense and Other Information for the amount, if any, of carryover of distribution expenses as of the end of the most recent calendar year.

Class B Plan. PFD pays the selling broker-dealer a commission on the sale of Class B shares equal to 3.75% of the amount invested. This commission is paid at the time of sale of the Class B shares. In order to be entitled to a commission, the selling broker-dealer must have entered into a sales agreements with PFD. At the time of the sale of a Class B share, PFD may also advance to the broker-dealer, from PFD's own assets, the first-year service fee payable under the Class B Plan at a rate up to 0.25% of the purchase price of such shares. If such an advance is made, the broker-dealer would not receive any further service fee until the 13th month following the purchase of Class B shares. As compensation for advancing the service fee, PFD may retain the service fee paid by the fund with respect to such shares for the first year after purchase.

The Class B Plan provides that the fund shall pay to PFD, as the fund's distributor for its Class B shares:

o a distribution fee equal on an annual basis to 0.75% of the fund's average daily net assets attributable to Class B shares. The distribution fee compensates PFD for its distribution services with respect to Class B shares. PFD pays the commissions to broker-dealers discussed above and also pays:

         o the cost of printing prospectuses and reports used for sales purposes and the preparation and printing of sales literature and

         o other distribution-related expenses, including, without limitation, the cost necessary to provide distribution-related services, or personnel, travel, office expenses and equipment.

o a service fee equal to 0.25% of the fund's average daily net assets attributable to Class B shares. PFD in turn pays the service fee to broker-dealers at a rate of up to 0.25% of the fund's average daily net assets attributable to Class B shares owned by shareholder for whom that broker-dealer is the holder or dealer of record. This service fee compensates the broker-dealer for providing personal services and/or account maintenance services rendered by the broker-dealer with respect to Class B shares. PFD may from time to time require that dealers, in addition to providing these services, meet certain criteria in order to receive service fees. PFD is entitled to retain all service fees with respect to Class B shares for which there is no dealer of record or with respect to which a dealer is not otherwise entitled to a service fee. Such service fees are paid to PFD for personal services and/or account maintenance services that PFD or its affiliates perform for shareholder accounts.

PFD also receives contingent deferred sales charges ("CDSCs") attributable to Class B shares to compensate PFD for its distribution expenses. When a broker-dealer sells Class B shares and elects, with PFD's approval, to waive its right to receive the commission normally paid at the time of the sale, PFD may cause all or a portion of the distribution fees described above to be paid to the broker-dealer.

Since PFD pays commissions to broker-dealers at the time of the sale of Class B shares but only receives compensation for such expenses over time through the distribution fee and CDSC, the Class B Plan and underwriting agreement permit PFD to finance the payment of commissions to broker-dealers. In order to facilitate such financing, the fund has agreed that the distribution fee will not be terminated or modified (including a modification in the rules relating to the conversion of Class B shares into Class A shares) with respect to Class B shares:

o        issued prior to the date of any termination or modification;

o attributable to Class B shares issued through one or a series of exchanges of shares of another investment company for which PFD acts as principal underwriter which were initially issued prior to the date of such termination or modification; or

o issued as a dividend or distribution upon Class B shares initially issued or attributable to Class B shares issued prior to the date of any such termination or modification.

The foregoing limitation does not apply to Class B shares issued after the termination or modification. The foregoing limitation on terminating or modifying the Class B Plan also does not apply to a termination or modification:

o if a change in the 1940 Act, the rules or regulations under the 1940 Act, the Conduct Rules of the NASD or an order of any court or governmental agency requires such termination or modification (e.g. if the Conduct Rules were amended to establish a lower limit on the maximum aggregate sales charges that could be imposed on sales of fund shares);

o if the fund (or any successor) terminates the Class B Plan and all payments under the plan and neither the fund (nor any successor) establishes another class of shares which has substantially similar characteristics to the Class B shares of the fund; or

o at any time by the Board of Trustees. However, the Board of Trustees may terminate or modify the Class B Plan only if the fund and Pioneer agree that none of the fund, PFD or any of their affiliates will pay, after the date of termination or modification, a service fee with respect to the fund's Class B shares and the termination or modification of the distribution fee applies equally to all Class B shares outstanding from time to time.

In the underwriting agreement, the fund agrees that subsequent to the issuance of a Class B share, the fund will not waive or change any CDSC (including a change in the rules applicable to conversion of Class B shares into another class) in respect of such Class B share, except:

o as provided in the fund's prospectus or statement of additional information; or

o as required by a change in the 1940 Act and the rules and regulations thereunder, the Conduct Rules of the NASD or any order of any court or governmental agency.

Class C Plan. Commissions on the sale of Class C shares of up to 0.75% of the amount invested in Class C shares are paid to broker-dealers who have sales agreements with PFD. PFD may also advance to dealers the first-year service fee payable under the Class C Plan at a rate up to 0.25% of the purchase price of such shares. As compensation for such advance of the service fee, PFD may retain the service fee paid by the fund with respect to such shares for the first year after purchase.

The Class C Plan provides that the fund will pay PFD, as the fund's distributor for its Class C shares, a distribution fee accrued daily and paid quarterly, equal on an annual basis to 0.75% of the fund's average daily net assets attributable to Class C shares and will pay PFD a service fee equal to 0.25% of the fund's average daily net assets attributable to Class C shares. PFD will in turn pay to securities dealers that enter into a sales agreement with PFD a distribution fee and a service fee at rates of up to 0.75% and 0.25%, respectively, of the fund's average daily net assets attributable to Class C shares owned by investors for whom that securities dealer is the holder or dealer of record. The service fee is intended to be in consideration of personal services and/or account maintenance services rendered by the dealer with respect to Class C shares. PFD will advance to dealers the first-year service fee at a rate equal to 0.25% of the amount invested. As compensation therefor, PFD may retain the service fee paid by the fund with respect to such shares for the first year after purchase. Commencing in the 13th month following the purchase of Class C shares, dealers will become eligible for additional annual distribution fees and service fees of up to 0.75% and 0.25%, respectively, of the net asset value of such shares. Dealers may from time to time be required to meet certain other criteria in order to receive service fees. PFD or its affiliates are entitled to retain all service fees payable under the Class C Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by PFD or its affiliates for shareholder accounts.

The purpose of distribution payments to PFD under the Class C Plan is to compensate PFD for its distribution services with respect to Class C shares of the fund. PFD pays commissions to dealers as well as expenses of printing prospectuses and reports used for sales purposes, expenses with respect to the preparation and printing of sales literature and other distribution-related expenses, including, without limitation, the cost necessary to provide distribution-related services, or personnel, travel, office expenses and equipment. The Class C Plan also provides that PFD will receive all CDSCs attributable to Class C shares. When a broker-dealer sells Class C shares and elects, with PFD's approval, to waive its right to receive the commission normally paid at the time of the sale, PFD may cause all or a portion of the distribution fees described above to be paid to the broker-dealer.

General

In accordance with the terms of each Plan, PFD provides to the fund for review by the Trustees a quarterly written report of the amounts expended under the Plan and the purposes for which such expenditures were made. In the Trustees' quarterly review of the Plans, they will consider the continued appropriateness and the level of reimbursement or compensation the Plans provide.

No interested person of the fund, nor any Trustee of the fund who is not an interested person of the fund, has any direct or indirect financial interest in the operation of the Plans except to the extent that PFD and certain of its employees may be deemed to have such an interest as a result of receiving a portion of the amounts expended under the Plans by the fund and except to the extent certain officers may have an interest in PFD's ultimate parent, UniCredito Italiano, or in UniCredito Italiano's subsidiaries.

Each Plan's adoption, terms, continuance and termination are governed by Rule 12b-1 under the 1940 Act. The Board of Trustees believes that there is a reasonable likelihood that the Plans will benefit the fund and its current and future shareholders. The Plans may not be amended to increase materially the annual percentage limitation of average net assets which may be spent for the services described therein without approval of the shareholders of the fund affected thereby, and material amendments of the Plans must also be approved by the Trustees as provided in Rule 12b-1.

See Annual Fee, Expense and Other Information for fund expenses under the Class A Plan, Class B Plan and Class C Plan and CDSCs paid to PFD for the most recently completed fiscal year.

Upon redemption, Class A shares may be subject to a 1% CDSC, Class B shares are subject to a CDSC at a rate declining from a maximum 4% of the lower of the cost or market value of the shares and Class C shares may be subject to a 1% CDSC.

6.       SHAREHOLDER SERVICING/TRANSFER AGENT

The fund has contracted with PIMSS, 60 State Street, Boston, Massachusetts 02109, to act as shareholder servicing and transfer agent for the fund.

Under the terms of its contract with the fund, PIMSS services shareholder accounts, and its duties include: (i) processing sales, redemptions and exchanges of shares of the fund; (ii) distributing dividends and capital gains associated with the fund's portfolio; and (iii) maintaining account records and responding to shareholder inquiries.

PIMSS receives an annual fee of $33.00 for each Class A, Class B, Class C and Class Y shareholder account from the fund as compensation for the services described above. PIMSS is also reimbursed by the fund for its cash out-of-pocket expenditures. The fund may compensate entities which have agreed to provide certain sub-accounting services such as specific transaction processing and recordkeeping services. Any such payments by the fund would be in lieu of the per account fee which would otherwise be paid by the fund to PIMSS.

7.       CUSTODIAN

Brown Brothers Harriman & Co., 40 Water Street, Boston, Massachusetts 02109, is the custodian of the fund's assets. The custodian's responsibilities include safekeeping and controlling the fund's cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the fund's investments.

8.       INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[xxx], the fund's independent registered public accounting firm, provides audit services, tax return review, and assistance and consultation with respect to the preparation of filings with the SEC.


9.       PORTFOLIO MANAGEMENT

Additional Information About the Portfolio Manager

Other Accounts Managed by the Portfolio Manager. The table below indicates, for the portfolio manager of the fund, information about the accounts other than the fund over which the portfolio manager has day-to-day investment responsibility. All information on the number of accounts and total assets in the table is as of December 31, 2004. For purposes of the table, "Other Pooled Investment Vehicles" may include investment partnerships, undertakings for collective investments in transferable securities ("UCITS") and other non-U.S. investment funds and group trusts, and "Other Accounts" may include separate accounts for institutions or individuals, insurance company general or separate accounts, pension funds and other similar institutional accounts. Certain funds and other accounts managed by the portfolio manager may have substantially similar investment strategies.

-----------------------------------------------------------------------------------------------------------------------
 Name of Portfolio     Type of Account      Number of     Total Assets Managed       Number of        Assets Managed
      Manager                                Accounts                             Accounts Managed       for which
                                             Managed                                 for which        Advisory Fee is
                                                                                  Advisory Fee is    Performance-Based
                                                                                 Performance-Based
-----------------------------------------------------------------------------------------------------------------------
Richard Schlanger    Other Registered     9               $1,105,125,000         0                   N/A
                     Investment
                     Companies
                     --------------------------------------------------------------------------------------------------
                     Other Pooled         0               N/A                    N/A                 N/A
                     Investment Vehicles
                     --------------------------------------------------------------------------------------------------
                     Other Accounts       4               $13,000,000            0                   N/A
-----------------------------------------------------------------------------------------------------------------------

Potential Conflicts of Interest. When a portfolio manager is responsible for the management of more than one account, the potential arises for the portfolio manager to favor one account over another. The principal types of potential conflicts of interest that may arise are discussed below. For the reasons outlined below, Pioneer does not believe that any material conflicts are likely to arise out of a portfolio manager's responsibility for the management of the fund as well as one or more other accounts. Although Pioneer has adopted procedures that it believes are reasonably designed to detect and prevent violations of the federal securities laws and to mitigate the potential for conflicts of interest to affect its portfolio management decisions, there can be no assurance that all conflicts will be identified or that all procedures will be effective in mitigating the potential for such risks. Generally, the risks of such conflicts of interests are increased to the extent that a portfolio manager has a financial incentive to favor one account over another. Pioneer has structured its compensation arrangements in a manner that is intended to limit such potential for conflicts of interests. See "Compensation of Portfolio Managers" below.

o A portfolio manager could favor one account over another in allocating new investment opportunities that have limited supply, such as initial public offerings and private placements. If, for example, an initial public offering that was expected to appreciate in value significantly shortly after the offering was allocated to a single account, that account may be expected to have better investment performance than other accounts that did not receive an allocation of the initial public offering.

o A portfolio manager could favor one account over another in the order in which trades for the accounts are placed. If a portfolio manager determines to purchase a security for more than one account in an aggregate amount that may influence the market price of the security, accounts that purchased or sold the security first may receive a more favorable price than accounts that made subsequent transactions. The less liquid the market for the security or the greater the percentage that the proposed aggregate purchases or sales represent of average daily trading volume, the greater the potential for accounts that make subsequent purchases or sales to receive a less favorable price. When a portfolio manager intends to trade the same security on the same day for more than one account, the trades typically are "bunched," which means that the trades for the individual accounts are aggregated and each account receives the same price. There are some types of accounts as to which bunching may not be possible for contractual reasons (such as directed brokerage arrangements). Circumstances may also arise where the trader believes that bunching the orders may not result in the best possible price. Where those accounts or circumstances are involved, Pioneer will place the order in a manner intended to result in as favorable a price as possible for such client.

o A portfolio manager could favor an account if the portfolio manager's compensation is tied to the performance of that account to a greater degree than other accounts managed by the portfolio manager. If, for example, the portfolio manager receives a bonus based upon the performance of certain accounts relative to a benchmark while other accounts are disregarded for this purpose, the portfolio manager will have a financial incentive to seek to have the accounts that determine the portfolio manager's bonus achieve the best possible performance to the possible detriment of other accounts. Similarly, if Pioneer receives a performance-based advisory fee, the portfolio manager may favor that account, whether or not the performance of that account directly determines the portfolio manager's compensation.

o A portfolio manager could favor an account if the portfolio manager has a beneficial interest in the account, in order to benefit a large client or to compensate a client that had poor returns. For example, if the portfolio manager held an interest in an investment partnership that was one of the accounts managed by the portfolio manager, the portfolio manager would have an economic incentive to favor the account in which the portfolio manager held an interest.

o If the different accounts have materially and potentially conflicting investment objectives or strategies, a conflict of interest could arise. For example, if a portfolio manager purchases a security for one account and sells the same security for another account, such trading pattern may disadvantage either the account that is long or short. In making portfolio manager assignments, Pioneer seeks to avoid such potentially conflicting situations. However, where a portfolio manager is responsible for accounts with differing investment objectives and policies, it is possible that the portfolio manager will conclude that it is in the best interest of one account to sell a portfolio security while another account continues to hold or increase the holding in such security.

Compensation of Portfolio Managers. Pioneer has adopted a system of compensation for portfolio managers and seeks to align the financial interests of the portfolio managers with both those of shareholders of the accounts the portfolio managers manage, through incentive payments based in part on the relative investment performance of those funds, and also Pioneer through incentive payments based in part on Pioneer's financial performance. Pioneer's compensation arrangements with its portfolio managers are determined on the basis of the portfolio manager's overall services to Pioneer and its affiliates and not on the basis of specific funds or accounts managed by the portfolio manager. The compensation program for all Pioneer portfolio managers includes a base salary (determined by the rank and tenure of the employee) and an annual bonus program, as well as customary benefits that are offered generally to all full-time employees. Base compensation is fixed and normally reevaluated on an annual basis. Pioneer seeks to set base compensation at market rates, taking into account the experience and responsibilities of the portfolio manager. The bonus plan is intended to provide a competitive level of annual bonus compensation that is tied to the portfolio manager achieving superior investment performance and aligns the financial incentives of Pioneer and the investment professional. Any bonus under the plan is completely discretionary, with a maximum annual bonus that may be in excess of base salary. The annual bonus is based upon a combination of the following factors:

o Quantitative Investment Performance. The quantitative investment performance calculation is based on pre-tax performance of all of the accounts managed by the portfolio manager (which includes the fund and any other accounts managed by the portfolio manager) over a one-year period (20% weighting) and four-year period (80% weighting), measured for periods ending on December 31. The account is ranked against its peer group universe (60%) and a broad-based securities market index (40%).
o Qualitative Performance. The qualitative performance component includes specific objectives that are mutually established and evaluated by each portfolio manager and management.
o Company Results and Business Line Results. Company results and business/division line results affect a portfolio manager's actual bonus by a leverage factor of plus or minus (+/-) a predetermined percentage.

Certain portfolio managers participate in an incentive plan whereby senior executives or other key employees are granted options in stock of Pioneer Global Asset Management S.p.A., an affiliate of Pioneer, at the then fair value of the underlying stock. These options are generally exercisable within three years.

Share Ownership by Portfolio Manager. As of the date of this statement of additional information, the fund had not commenced operations. The following table indicates as of the date of this statement of additional information the value, within the indicated range, of shares beneficially owned by the portfolio manager of the fund.

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Name of Portfolio Manager                Beneficial Ownership of the Fund*
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Richard Schlanger                        E
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*Key to Dollar Ranges

A.       None
B.       $1 - $10,000
C.       $10,001 - $50,000
D.       $50,001 - $100,000
E.       $100,001 - $500,000
F.       $500,001 - $1,000,000
G.       Over $1,000,000


10.      PORTFOLIO TRANSACTIONS

All orders for the purchase or sale of portfolio securities are placed on behalf of the fund by Pioneer pursuant to authority contained in the fund's management contract. Securities purchased and sold on behalf of the fund normally will be traded in the over-the counter market on a net basis (i.e. without commission) through dealers acting for their own account and not as brokers or otherwise through transactions directly with the issuer of the instrument. The cost of securities purchased from underwriters includes an underwriter's commission or concession, and the prices at which securities are purchased and sold from and to dealers include a dealer's markup or markdown. Pioneer normally seeks to deal directly with the primary market makers unless, in its opinion, better prices are available elsewhere. Some securities are purchased and sold on an exchange or in over-the-counter transactions conducted on an agency basis involving a commission. Pioneer seeks to obtain the best execution on portfolio trades. The price of securities and any commission rate paid are always factors, but frequently not the only factors, in judging best execution. In selecting brokers or dealers, Pioneer considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability and financial condition of the dealer; the dealer's execution services rendered on a continuing basis; and the reasonableness of any dealer spreads.

Pioneer may select broker-dealers that provide brokerage and/or research services to the fund and/or other investment companies or other accounts managed by Pioneer over which it or its affiliates exercise investment discretion. In addition, consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, if Pioneer determines in good faith that the amount of commissions charged by a broker-dealer is reasonable in relation to the value of the brokerage and research services provided by such broker, the fund may pay commissions to such broker-dealer in an amount greater than the amount another firm may charge. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; providing stock quotation services, credit rating service information and comparative fund statistics; furnishing analyses, electronic information services, manuals and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts and particular investment decisions; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Pioneer maintains a listing of broker-dealers who provide such services on a regular basis. However, because many transactions on behalf of the fund and other investment companies or accounts managed by Pioneer are placed with broker-dealers (including broker-dealers on the listing) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such dealers solely because such services were provided. Pioneer believes that no exact dollar value can be calculated for such services.

The research received from broker-dealers may be useful to Pioneer in rendering investment management services to the fund as well as other investment companies or other accounts managed by Pioneer, although not all such research may be useful to the fund. Conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of such other accounts may be useful to Pioneer in carrying out its obligations to the fund. The receipt of such research has not reduced Pioneer's normal independent research activities; however, it enables Pioneer to avoid the additional expenses which might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

The Pioneer funds have entered into third-party brokerage and/or expense offset arrangements to reduce the funds' total operating expenses. Pursuant to third-party brokerage arrangements, certain of the funds that invest primarily in U.S. equity securities may incur lower custody fees by directing brokerage to third-party broker-dealers. Pursuant to expense offset arrangements, the funds incur lower transfer agency expenses by maintaining their cash balances with the custodian. See "Financial highlights" in the prospectus.

See the table in "Annual Fee, Expense and Other Information" for aggregate brokerage and underwriting commissions paid by the fund in connection with its portfolio transactions during recently completed fiscal years. The Board of Trustees periodically reviews Pioneer's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund.

11.      DESCRIPTION OF SHARES

As an open-end management investment company, the trust continuously offers fund shares to the public and under normal conditions must redeem its shares upon the demand of any shareholder at the next determined net asset value per share less any applicable CDSC. See "Sales Charges." When issued and paid for in accordance with the terms of the prospectus and statement of additional information, shares of the fund are fully paid and non-assessable. Shares will remain on deposit with the fund's transfer agent and certificates will not normally be issued.

The trust's Agreement and Declaration of Trust, dated as of June 28, 2005 (the "Declaration"), as amended from time to time, permits the Board of Trustees to authorize the issuance of an unlimited number of full and fractional shares of beneficial interest which may be divided into such separate series as the Trustees may establish. Currently, the trust consists of seven series. The Trustees may, however, establish additional series of shares and may divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the fund. The Declaration further authorizes the Trustees to classify or reclassify any series of the shares into one or more classes. Pursuant thereto, the Trustees have authorized the issuance of four classes of shares of the fund, designated as Class A shares, Class B shares, Class C shares and Class Y shares. Each share of a class of the fund represents an equal proportionate interest in the assets of the fund allocable to that class. Upon liquidation of the fund, shareholders of each class of the fund are entitled to share pro rata in the fund's net assets allocable to such class available for distribution to shareholders. The trust reserves the right to create and issue additional series or classes of shares, in which case the shares of each class of a series would participate equally in the earnings, dividends and assets allocable to that class of the particular series.

The shares of each class represent an interest in the same portfolio of investments of the fund. Each class has equal rights as to voting, redemption, dividends and liquidation, except that each class bears different distribution and transfer agent fees and may bear other expenses properly attributable to the particular class. Class A, Class B and Class C shareholders have exclusive voting rights with respect to the Rule 12b-1 Plans adopted by holders of those shares in connection with the distribution of shares.

Shareholders are entitled to one vote for each share held and may vote in the election of Trustees and on other matters submitted to a meeting of shareholders. Although Trustees are not elected annually by the shareholders, shareholders have, under certain circumstances, the right to remove one or more Trustees. The trust is not required, and does not intend, to hold annual shareholder meetings although special meetings may be called for the purpose of electing or removing Trustees, changing fundamental investment restrictions or approving a management contract.

The shares of each series of the trust are entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series vote together in the election and selection of Trustees and accountants. Shares of all series of the trust vote together as a class on matters that affect all series of the trust in substantially the same manner. As to matters affecting a single series or class, shares of such series or class will vote separately. No amendment adversely affecting the rights of shareholders may be made to the Declaration without the affirmative vote of a majority of the trust's shares. Shares have no preemptive or conversion rights, except that under certain circumstances Class B shares may convert to Class A shares.

As a Delaware statutory trust, the trust's operations are governed by the Declaration. Generally, Delaware statutory trust shareholders are not personally liable for obligations of the Delaware statutory trust under Delaware law. The Delaware Statutory Trust Act (the "Delaware Act") provides that a shareholder of a Delaware statutory trust shall be entitled to the same limitation of liability extended to shareholders of private for-profit corporations. The Declaration expressly provides that the trust is organized under the Delaware Act and that the Declaration is to be governed by Delaware law. There is nevertheless a possibility that a Delaware statutory trust, such as the trust, might become a party to an action in another state whose courts refused to apply Delaware law, in which case the fund's shareholders could become subject to personal liability.

To guard against this risk, the Declaration (i) contains an express disclaimer of shareholder liability for acts or obligations of the trust and provides that notice of such disclaimer may be given in each agreement, obligation or instrument entered into or executed by the trust or its Trustees, (ii) provides for the indemnification out of trust property of any shareholders held personally liable for any obligations of the trust or any series of the trust and (iii) provides that the trust shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss beyond his or her investment because of shareholder liability is limited to circumstances in which all of the following factors are present: (1) a court refused to apply Delaware law; (2) the liability arose under tort law or, if not, no contractual limitation of liability was in effect; and (3) the fund itself would be unable to meet its obligations. In light of Delaware law, the nature of the trust's business and the nature of its assets, the risk of personal liability to a fund shareholder is remote.

In addition to the requirements under Delaware law, the Declaration provides that a shareholder of the fund may bring a derivative action on behalf of the fund only if the following conditions are met: (a) shareholders eligible to bring such derivative action under Delaware law who hold at least 10% of the outstanding shares of the fund, or 10% of the outstanding shares of the series or class to which such action relates, shall join in the request for the Trustees to commence such action; and (b) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the fund for the expense of any such advisers in the event that the Trustees determine not to bring such action.

The Declaration further provides that the trust shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the trust. The Declaration does not authorize the fund to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

The Declaration provides that any Trustee who is not an "interested person" of Pioneer shall be considered to be independent for purposes of Delaware law notwithstanding the fact that such Trustee receives compensation for serving as a trustee of the trust or other investment companies for which Pioneer acts as investment adviser.

12.      SALES CHARGES

The fund continuously offers four classes of shares designated as Class A, Class B, Class C shares and Class Y shares as described in the prospectuses. The fund offers its shares at a reduced sales charge to investors who meet certain criteria that permit the fund's shares to be sold with low distribution costs. These criteria are described below or in the prospectus.

Class A Share Sales Charges

You may buy Class A shares at the public offering price, including a sales charge, as follows:

                                            Sales Charge as a % of
                                            ----------------------
                                            Offering          Net Amount        Dealer
Amount of Purchase                          Price             Invested          Reallowance

Less than $100,000                          4.50              4.71              4.00
$100,000 but less than $250,000             3.50              3.63              3.00
$250,000 but less than $500,000             2.50              2.56              2.00
$500,000 but less than $1,000,000           2.00              2.04              1.75
$1,000,000 or more                          0.00              0.00              see below

The schedule of sales charges above is applicable to purchases of Class A shares of the fund by (i) an individual, (ii) an individual and his or her spouse and children under the age of 21 and (iii) a trustee or other fiduciary of a trust estate or fiduciary account or related trusts or accounts including pension, profit-sharing and other employee benefit trusts qualified under Sections 401 or 408 of the Code although more than one beneficiary is involved. The sales charges applicable to a current purchase of Class A shares of the fund by a person listed above is determined by adding the value of shares to be purchased to the aggregate value (at the then current offering price) of shares of any of the other Pioneer mutual funds previously purchased and then owned, provided PFD is notified by such person or his or her broker-dealer each time a purchase is made which would qualify. Pioneer mutual funds include all mutual funds for which PFD serves as principal underwriter. At the sole discretion of PFD, holdings of funds domiciled outside the U.S., but which are managed by affiliates of Pioneer, may be included for this purpose.

No sales charge is payable at the time of purchase on investments of $1 million or more, or for purchases by participants in employer-sponsored retirement plans described below subject to a CDSC of 1% which may be imposed in the event of a redemption of Class A shares within 18 months of purchase (one year of purchase for shares purchased prior to February 1, 2004). PFD may, in its discretion, pay a commission to broker-dealers who initiate and are responsible for such purchases as follows:

Accounts Other than Employer-Sponsored Retirement Plans
1.00%             Up to $4 million
0.50%             Next $46 million
0.25%             Over $50 million

Employer-Sponsored Retirement Plans
0.50%             Up to $50 million
0.25%             Over $50 million

These commissions shall not be payable if the purchaser is affiliated with the broker-dealer or if the purchase represents the reinvestment of a redemption made during the previous 12 calendar months. Broker-dealers who receive a commission in connection with Class A share purchases at net asset value by employer-sponsored retirement plans with at least $10 million in total plan assets (or that has 1,000 or more eligible participants for employer-sponsored retirement plans with accounts established with Pioneer on or before March 31,
2004) will be required to return any commissions paid or a pro rata portion thereof if the retirement plan redeems its shares within 18 months of purchase.

Letter of Intent ("LOI"). Reduced sales charges are available for purchases of $100,000 or more of Class A shares (excluding any reinvestments of dividends and capital gain distributions) made within a 13-month period pursuant to an LOI which may be established by completing the Letter of Intent section of the Account Application. The reduced sales charge will be the charge that would be applicable to the purchase of the specified amount of Class A shares as if the shares had all been purchased at the same time. A purchase not made pursuant to an LOI may be included if the LOI is submitted to PIMSS within 90 days of such purchase. You may also obtain the reduced sales charge by including the value (at current offering price) of all your Class A shares in the fund and all other Pioneer mutual funds held of record as of the date of your LOI in the amount used to determine the applicable sales charge for the Class A shares to be purchased under the LOI. Five percent of your total intended purchase amount will be held in escrow by PIMSS, registered in your name, until the terms of the LOI are fulfilled. When you sign the Account Application, you agree to irrevocably appoint PIMSS your attorney-in-fact to surrender for redemption any or all shares held in escrow with full power of substitution. An LOI is not a binding obligation upon the investor to purchase, or the fund to sell, the amount specified in the LOI.

If the total purchases, less redemptions, exceed the amount specified under the LOI and are in an amount which would qualify for a further quantity discount, all transactions will be recomputed on the expiration date of the LOI to effect the lower sales charge. Any difference in the sales charge resulting from such recomputation will be either delivered to you in cash or invested in additional shares at the lower sales charge. The dealer, by signing the Account Application, agrees to return to PFD, as part of such retroactive adjustment, the excess of the commission previously reallowed or paid to the dealer over that which is applicable to the actual amount of the total purchases under the LOI.

If the total purchases, less redemptions, are less than the amount specified under the LOI, you must remit to PFD any difference between the sales charge on the amount actually purchased and the amount originally specified in the LOI. When the difference is paid, the shares held in escrow will be deposited to your account. If you do not pay the difference in sales charge within 20 days after written request from PFD or your dealer, PIMSS, after receiving instructions from PFD, will redeem the appropriate number of shares held in escrow to realize the difference and release any excess.

Class B Shares

You may buy Class B shares at the net asset value per share next computed after receipt of a purchase order without the imposition of an initial sales charge; however, Class B shares redeemed within five years of purchase will be subject to a CDSC at the rates shown in the table below. The charge will be assessed on the amount equal to the lesser of the current market value or the original purchase cost of the shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase price, including shares derived from the reinvestment of dividends or capital gain distributions.

The amount of the CDSC, if any, will vary depending on the number of years from the time of purchase until the time of redemption of Class B shares. In processing redemptions of Class B shares, the fund will first redeem shares not subject to any CDSC and then shares held longest during the five-year period. As a result, you will pay the lowest possible CDSC.

The CDSC for Class B shares subject to a CDSC upon redemption will be determined as follows:

                                         CDSC as a % of Dollar
Year Since Purchase                      Amount Subject to CDSC

First                                               4.0
Second                                              4.0
Third                                               3.0
Fourth                                              2.0
Fifth                                               1.0
Sixth and thereafter                                0.0

Shares purchased prior to December 1, 2004 remain subject to the contingent deferred sales charges in effect at the time you purchased those shares.

Proceeds from the CDSC are paid to PFD and are used in whole or in part to defray PFD's expenses related to providing distribution-related services to the fund in connection with the sale of Class B shares, including the payment of compensation to broker-dealers.

Class B shares will automatically convert into Class A shares eight years after the purchase date, except as noted below. Class B shares acquired by exchange from Class B shares of another Pioneer mutual fund will convert into Class A shares based on the date of the initial purchase and the applicable CDSC. Class B shares acquired through reinvestment of distributions will convert into Class A shares based on the date of the initial purchase to which such shares relate. For this purpose, Class B shares acquired through reinvestment of distributions will be attributed to particular purchases of Class B shares in accordance with such procedures as the Trustees may determine from time to time. The conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel that such conversions will not constitute taxable events for U.S. federal income tax purposes. The conversion of Class B shares to Class A shares will not occur if such ruling or opinion is not available and, therefore, Class B shares would continue to be subject to higher expenses than Class A shares for an indeterminate period.

Class C Shares

You may buy Class C shares at net asset value per share next computed after receipt of a purchase order without the imposition of an initial sales charge; however, Class C shares redeemed within one year of purchase will be subject to a CDSC of 1%. The charge will be assessed on the amount equal to the lesser of the current market value or the original purchase cost of the shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase price, including shares derived from the reinvestment of dividends or capital gain distributions. Class C shares do not convert to any other class of fund shares.

In processing redemptions of Class C shares, the fund will first redeem shares not subject to any CDSC and then shares held for the longest period of time during the one-year period. As a result, you will pay the lowest possible CDSC.

Proceeds from the CDSC are paid to PFD and are used in whole or in part to defray PFD's expenses related to providing distribution-related services to the fund in connection with the sale of Class C shares, including the payment of compensation to broker-dealers.

Additional Payments to Dealers

From time to time, PFD or its affiliates may elect to make payments to broker-dealers in addition to the commissions described above. PFD may elect to reallow the entire initial sales charge to participating dealers for all Class A sales with respect to which orders are placed during a particular period. Dealers to whom substantially the entire sales charge is reallowed may be deemed to be underwriters under federal securities laws. Contingent upon the achievement of certain sales objectives, PFD may pay to Mutual of Omaha Investor Services, Inc. a fee of up to 0.20% on qualifying sales of the fund's Class A, Class B or Class C shares through such dealer. In addition, PFD or its affiliates may elect to pay broker-dealers an additional commission based on the net asset value of all of the fund's Class B or Class C shares sold by a dealer during a particular period.

PFD may elect to pay, at its own expense, additional cash or other incentives to dealers that sell or arrange for the sale of shares of the fund. Such cash or other incentives may take the form of payment for attendance at preapproved conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and preapproved sales campaigns or dealer-sponsored events. PFD may also elect to make expense reimbursements for special training of a dealer's registered representatives and other employees in group meetings or to help pay the expenses of sales contests. PFD will offer such cash and other incentives only to the extent permitted by applicable law or by a self-regulatory agency such as the NASD.

13.      REDEEMING SHARES

Redemptions may be suspended or payment postponed during any period in which any of the following conditions exist: the New York Stock Exchange (the "Exchange") is closed or trading on the Exchange is restricted; an emergency exists as a result of which disposal by the fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the fund to fairly determine the value of the net assets of its portfolio; or the SEC, by order, so permits.

Redemptions and repurchases are taxable transactions for shareholders that are subject to U.S. federal income tax. The net asset value per share received upon redemption or repurchase may be more or less than the cost of shares to an investor, depending on the market value of the portfolio at the time of redemption or repurchase.

Systematic Withdrawal Plan(s) ("SWP") (Class A, Class B and Class C Shares). A SWP is designed to provide a convenient method of receiving fixed payments at regular intervals from fund share accounts having a total value of not less than $10,000. You must also be reinvesting all dividends and capital gain distributions to use the SWP option.

Periodic payments of $50 or more will be deposited monthly, quarterly, semiannually or annually directly into a bank account designated by the applicant or will be sent by check to the applicant, or any person designated by the applicant. Payments can be made either by check or electronic funds transfer to a bank account designated by you. Withdrawals from Class B and Class C share accounts are limited to 10% of the value of the account at the time the SWP is established. See "Qualifying for a reduced sales charge" in the prospectus. If you direct that withdrawal payments be paid to another person, want to change the bank where payments are sent or designate an address that is different from the account's address of record after you have opened your account, a medallion signature guarantee must accompany your instructions. Withdrawals under the SWP are redemptions that may have tax consequences for you.

While you are making systematic withdrawals from your account, you may pay unnecessary initial sales charges on additional purchases of Class A shares or contingent deferred sales charges. SWP redemptions reduce and may ultimately exhaust the number of shares in your account. In addition, the amounts received by a shareholder cannot be considered as yield or income on his or her investment because part of such payments may be a return of his or her investment.

A SWP may be terminated at any time (1) by written notice to PIMSS or from PIMSS to the shareholder; (2) upon receipt by PIMSS of appropriate evidence of the shareholder's death; or (3) when all shares in the shareholder's account have been redeemed.

You may obtain additional information by calling PIMSS at 1-800-225-6292.

Reinstatement Privilege (Class A and Class B Shares). Subject to the provisions outlined in the prospectus, you may reinvest all or part of your sale proceeds from Class A or Class B shares without a sales charge into Class A shares of a Pioneer mutual fund. However, the distributor will not pay your investment firm a commission on any reinvested amount.

14.      TELEPHONE AND ONLINE TRANSACTIONS

You may purchase, exchange or sell Class A, Class B or Class C shares by telephone or online. See the prospectus for more information. For personal assistance, call 1-800-225-6292 between 8:00 a.m. and 7:00 p.m. Eastern time on weekdays. Computer-assisted telephone transactions may be available to shareholders who have prerecorded certain bank information (see "FactFone(SM)"). You are strongly urged to consult with your investment professional prior to requesting any telephone or online transaction.

Telephone Transaction Privileges. To confirm that each transaction instruction received by telephone is genuine, the fund will record each telephone transaction, require the caller to provide validating information for the account and send you a written confirmation of each telephone transaction. Different procedures may apply to accounts that are registered to non-U.S. citizens or that are held in the name of an institution or in the name of an investment broker-dealer or other third party. If reasonable procedures, such as those described above, are not followed, the fund may be liable for any loss due to unauthorized or fraudulent instructions. The fund may implement other procedures from time to time. In all other cases, neither the fund, PIMSS nor PFD will be responsible for the authenticity of instructions received by telephone; therefore, you bear the risk of loss for unauthorized or fraudulent telephone transactions.

Online Transaction Privileges. If your account is registered in your name, you may be able buy, exchange or sell fund shares online. Your investment firm may also be able to buy, exchange or sell your fund shares online.

To establish online transaction privileges:
|X| For new accounts, complete the online section of the account application
|X| For existing accounts, complete an account options form, write to the transfer agent or complete the online authorization screen on www.pioneerfunds.com

To use online transactions, you must read and agree to the terms of an online transaction agreement available on the Pioneer website. When you or your investment firm requests an online transaction the transfer agent electronically records the transaction, requires an authorizing password and sends a written confirmation. The fund may implement other procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party. You may not be able to use the online transaction privilege for certain types of accounts, including most retirement accounts.

Telephone and Website Online Access. You may have difficulty contacting the fund by telephone or accessing www.pioneerfunds.com during times of market volatility or disruption in telephone or Internet services. On Exchange holidays or on days when the Exchange closes early, Pioneer will adjust the hours for the telephone center and for online transaction processing accordingly. If you are unable to access pioneerfunds.com or to reach the fund by telephone, you should communicate with the fund in writing.

FactFone(SM). FactFone(SM) is an automated inquiry and telephone transaction system available to Pioneer mutual fund shareholders by dialing 1-800-225-4321. FactFone(SM) allows shareholder access to current information on Pioneer mutual fund accounts and to the prices and yields of all publicly available Pioneer mutual funds. In addition, you may use FactFone(SM) to make computer-assisted telephone purchases, exchanges or redemptions from your Pioneer mutual fund accounts, access your account balances and last three transactions and order a duplicate statement if you have activated your PIN. Telephone purchases or redemptions require the establishment of a bank account of record. You are strongly urged to consult with your investment professional prior to requesting any telephone transaction. Shareholders whose accounts are registered in the name of a broker-dealer or other third party may not be able to use FactFone(SM). Call PIMSS for assistance.

FactFone(SM) allows shareholders to hear the following recorded fund information:

o        net asset value prices for all Pioneer mutual funds;

o        annualized 30-day yields on Pioneer's fixed income funds;

o annualized 7-day yields and 7-day effective (compound) yields for Pioneer's money market funds; and

o        dividends and capital gain distributions on all Pioneer mutual funds.

Yields are calculated in accordance with SEC mandated standard formulas.

All performance numbers communicated through FactFone(SM) represent past performance, and figures include the maximum applicable sales charge. A shareholder's actual yield and total return will vary with changing market conditions. The value of each class of shares (except for Pioneer Cash Reserves Fund, Pioneer Tax Free Money Market Fund and Pioneer Treasury Reserves Fund, which each seek to maintain a stable $1.00 share price) will also vary, and such shares may be worth more or less at redemption than their original cost.

15.      PRICING OF SHARES

The net asset value per share of each class of the fund is determined as of the close of regular trading on the Exchange (normally 4:00 p.m. Eastern time) on each day on which the Exchange is open for trading. As of the date of this statement of additional information, the Exchange is open for trading every weekday except for the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of each class of the fund is also determined on any other day on which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. The fund is not required to determine its net asset value per share on any day on which no purchase orders in good order for fund shares are received and no shares are tendered and accepted for redemption.

Ordinarily, investments in debt securities are valued on the basis of information furnished by a pricing service which utilizes primarily a matrix system (which reflects such factors as security prices, yields, maturities and ratings), supplemented by dealer and exchange quotations. Other securities are valued at the last sale price on the principal exchange or market where they are traded. Cash equivalent securities with remaining maturities of 60 days or less are valued at amortized cost, which is a method of determining a security's fair value. Securities which have not traded on the date of valuation or securities for which sales prices are not generally reported are valued at the mean between the current bid and asked prices.

Securities quoted in foreign currencies are converted to U.S. dollars utilizing foreign exchange rates employed by the fund's independent pricing services. Generally, trading in non U.S. securities is substantially completed each day at various times prior to the close of regular trading on the Exchange. The values of such securities used in computing the net asset value of the fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the Exchange. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the Exchange and will therefore not be reflected in the computation of the fund's net asset value. International securities markets may be open on days when the U.S. markets are closed. For this reason, the value of any international securities owned by the fund could change on a day you cannot buy or sell shares of the fund.

When prices determined using the foregoing methods are not available or are considered by Pioneer to be unreliable, the fund uses a security's fair value. Fair value is the valuation of a security determined on the basis of factors other than market value in accordance with procedures approved by the fund's trustees. The fund also may use the fair value of a security, including a non-U.S. security, when Pioneer determines that prices determined using the foregoing methods no longer accurately reflect the value of the security due to factors affecting one or more relevant securities markets or the specific issuer. The use of fair value pricing by the fund may cause the net asset value of its shares to differ from the net asset value that would be calculated using closing market prices. In connection with making fair value determinations of the value of fixed income securities, the fund's Trustees may use a pricing matrix.

The net asset value per share of each class of the fund is computed by taking the value of all of the fund's assets attributable to a class, less the fund's liabilities attributable to that class, and dividing the result by the number of outstanding shares of that class. For purposes of determining net asset value, expenses of the classes of the fund are accrued daily and taken into account. The fund's maximum offering price per Class A share is determined by adding the maximum sales charge to the net asset value per Class A share. Class B and Class C shares are offered at net asset value without the imposition of an initial sales charge (Class B and Class C shares may be subject to a CDSC).

16.      TAX STATUS


The fund intends to be treated and qualify each year as a "regulated investment company" under Subchapter M of the Code so that it will not pay U.S. federal income tax on income and capital gains distributed to shareholders (provided that the distribution requirements set forth below are satisfied). In order to qualify as a regulated investment company under Subchapter M of the Code, the fund must, among other things, derive at least 90% of its gross income for each taxable year from dividends, interest, payment with respect to securities loans, gains from the sale or other disposition of securities or foreign currencies and, for tax years beginning after October 22, 2004, net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code), or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "90% income test"), and satisfy certain quarterly asset diversification requirements.

If the fund qualifies as a regulated investment company and properly distributes to its shareholders each taxable year an amount equal to or exceeding the sum of
(i) 90% of its "investment company taxable income" as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest, if any, over certain disallowed deductions, the fund generally will be relieved of U.S. federal income tax on any income of the fund, including "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), distributed to shareholders. However, if the fund meets such distribution requirements, but chooses to retain some portion of its investment company taxable income or net capital gain, it generally will be subject to U.S. federal income tax at regular corporate rates on the amount retained. The fund intends to distribute at least annually all or substantially all of its investment company taxable income, net tax-exempt interest, and net capital gain. If the fund did not qualify as a regulated investment company for any taxable year, it would be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the fund to tax at the corporate level, and when such income is distributed, to a further tax at the shareholder level.

Under the Code, the fund will be subject to a nondeductible 4% U.S. federal excise tax on a portion of its undistributed ordinary income and capital gain net income if it fails to meet certain distribution requirements with respect to each calendar year. The fund intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.

The fund declares a dividend from net investment income each business day. Dividends are normally paid on the last business day of the month or shortly thereafter. The fund distributes any net short-term capital gains in November. The fund does not anticipate making any distributions of net long-term capital gains.

For U.S. federal income tax purposes, all dividends generally are taxable whether a shareholder takes them in cash or reinvests them in additional shares of the fund. In general, assuming the fund has sufficient earnings and profits, dividends from investment company taxable income are taxable as ordinary income. Since the fund's income is derived primarily from sources that do not pay qualified dividend income, dividends from the fund generally will not qualify for taxation at the maximum 15% U.S. federal income tax rate available to individuals on qualified dividend income.

Dividends from net capital gain, if any, that are designated as capital gain dividends are taxable to the fund's shareholders as long-term capital gains for U.S. federal income tax purposes without regard to the length of time the shareholder has held shares of the fund. The fund does not anticipate that it will earn or distribute any net capital gain.

Distributions by the fund in excess of the fund's current and accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in its shares and any such amount in excess of that basis will be treated as gain from the sale of shares, as discussed below. The U.S. federal income tax status of all distributions will be reported to shareholders annually.

Although dividends generally will be treated as distributed when paid, any dividend declared by the fund as of a record date in October, November or December and paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it is declared. In addition, certain other distributions made after the close of a taxable year of the fund may be "spilled back" and treated as paid by the fund (except for purposes of the 4% excise tax) during such taxable year. In such case, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made.

If the fund invests in zero coupon securities or, in general, any other securities with original issue discount (or with market discount if the fund elects to include market discount in income currently), the fund generally must accrue income on such investments for each taxable year, which generally will be prior to the receipt of the corresponding cash payments. However, the fund must distribute, at least annually, all or substantially all of its investment company taxable income, including such accrued income, to shareholders to qualify as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to borrow the cash, to satisfy distribution requirements.

For U.S. federal income tax purposes, the fund is permitted to carry forward a net capital loss for any year to offset its capital gains, if any, for up to eight years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they would not result in U.S. federal income tax liability to the fund and are not expected to be distributed as such to shareholders. See "Annual Fee, Expense and Other Information" for the fund's available capital loss carryforwards.

Redemptions and exchanges of shares generally are taxable events for shareholders that are subject to tax but generally will not result in taxable gain or loss if the fund successfully maintains a constant net asset value per share. A loss may occur to the extent that a sales charge is imposed in connection with a purchase or a CDSC is imposed in connection with a redemption or exchange. In general, if fund shares are sold, the shareholder will recognize gain or loss equal to the difference, if any, between the amount realized on the sale and the shareholder's adjusted basis in the shares. Such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Any loss recognized by a shareholder upon the redemption, exchange or other disposition of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Losses on redemptions or other dispositions of shares may be disallowed under "wash sale" rules in the event of other investments in the fund (including those made pursuant to reinvestment of dividends and/or capital gain distributions) within a period of 61 days beginning 30 days before and ending 30 days after a redemption or other disposition of shares. In such a case, the disallowed portion of any loss generally would be included in the U.S. federal tax basis of the shares acquired in the other investments. Shareholders should consult their tax advisers with reference to their individual circumstances to determine whether any particular transaction in fund shares is properly treated as a sale for tax purposes, as this discussion assumes, and the tax treatment of any gains or loses recognized in such transactions.

The fund's dividends and distributions will not qualify for any dividends-received deduction that might otherwise be available for certain dividends received by shareholders that are corporations.

The fund may be subject to withholding and other taxes imposed by foreign countries, including taxes on interest and capital gain (if any), with respect to its investments in those countries which would, if imposed, reduce the yield on or return from those investments. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in some cases. The fund does not expect to satisfy the requirements for passing through to its shareholders their pro rata shares of qualified foreign taxes paid by the fund, with the result that shareholders will not include such taxes in their gross incomes and will not be entitled to a tax deduction or credit for such taxes on their own tax returns.

Shareholders that are exempt from U.S. federal income tax, such as retirement plans that are qualified under Section 401 of the Code, generally are not subject to U.S. federal income tax on fund dividends or distributions or on sales or exchanges of fund shares unless the acquisition of the fund shares was debt-financed. However, in the case of fund shares held through a non-qualified deferred compensation plan, fund dividends and distributions received by the plan and sales and exchanges of fund shares by the plan generally are taxable to the employer sponsoring such plan in accordance with the U.S. federal income tax laws governing deferred compensation plans.

A plan participant whose retirement plan invests in the fund, whether such plan is qualified or not, generally is not taxed on fund dividends or distributions received by the plan or on sales or exchanges of fund shares by the plan for U.S. federal income tax purposes. However, distributions to plan participants from a retirement plan account generally are taxable as ordinary income and different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the fund's distributions are derived from interest on (or, in the case of intangible property taxes, the value of its assets is attributable to) certain U.S. government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the fund may in its sole discretion provide relevant information to shareholders.

Federal law requires that the fund withhold (as "backup withholding") 28% of reportable payments, including dividends and capital gain distributions, if any, to shareholders who have not complied with IRS regulations. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must certify on their Account Applications, or on separate IRS Forms W-9, that the Social Security Number or other Taxpayer Identification Number they provide is their correct number and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. The fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that the number provided is incorrect or backup withholding is applicable as a result of previous underreporting of interest or dividend income.

The description of certain federal tax provisions above relates only to U.S. federal income tax consequences for shareholders who are U.S. persons, i.e., U.S. citizens or residents or U.S. corporations, partnerships, trusts or estates, and who are subject to U.S. federal income tax and hold their shares as capital assets. Except as otherwise provided, this description does not address the special tax rules that may be applicable to particular types of investors, such as financial institutions, insurance companies, securities dealers, or tax-exempt or tax-deferred plans, accounts or entities. Investors other than U.S. persons may be subject to different U.S. federal income tax treatment, including a non-resident alien U.S. withholding tax at the rate of 30% or at a lower treaty rate on amounts treated as ordinary dividends from the fund and, unless an effective IRS Form W 8BEN, or other authorized withholding certificate is on file, to backup withholding at the rate of 28% on certain other payments from the fund. Shareholders should consult their own tax advisers on these matters and on state, local, foreign and other applicable tax laws.

17.      INVESTMENT RESULTS

See "Annual Fee, Expense and Other Information" for performance information for each class of fund shares as of the most recently completed fiscal year.

18.      FINANCIAL STATEMENTS

[To be filed in a subsequent amendment.]

19.      ANNUAL FEE, EXPENSE AND OTHER INFORMATION

Pursuant to an agreement and plan of reorganization, AmSouth Government Income Fund, the predecessor fund, was reorganized as a series of Pioneer Series Trust IV, a Delaware statutory trust, on [_________, 2005].

Portfolio Turnover

Not applicable. (1)

Share Ownership

Not applicable.(1)

         Trustee Ownership of Shares of the Fund and Other Pioneer Funds

The following table indicates the value of shares that each Trustee beneficially owned in the fund and Pioneer Funds in the aggregate as of December 31, 2004. Beneficial ownership is determined in accordance with SEC rules. The share value of any closed-end fund is based on its closing market price on December 31, 2004. The share value of any open-end Pioneer Fund is based on the net asset value of the class of shares on December 31, 2004. The dollar ranges in this table are in accordance with SEC requirements.

------------------------------------------------------------------------------------------------------------
                                                                 Aggregate Dollar Range of Equity
                                     Dollar Range of Equity      Securities in All Registered Investment
Name of Trustee                      Securities in the Fund1     Companies in the Pioneer Family of Funds
------------------------------------------------------------------------------------------------------------
Interested Trustees
------------------------------------------------------------------------------------------------------------
John F. Cogan, Jr.                   None                        Over $100,000
------------------------------------------------------------------------------------------------------------
Osbert M. Hood                       None                        Over $100,000
------------------------------------------------------------------------------------------------------------
Independent Trustees
------------------------------------------------------------------------------------------------------------
David R. Bock+                       N/A                         N/A
------------------------------------------------------------------------------------------------------------
Mary K. Bush                         None                        $10,001-$50,000
------------------------------------------------------------------------------------------------------------
Richard H. Egdahl, M.D.++            None                        $50,001-$100,000
------------------------------------------------------------------------------------------------------------
Margaret B.W. Graham                 None                        $10,001 - $50,000
------------------------------------------------------------------------------------------------------------
Marguerite A. Piret                  None                        Over $100,000
------------------------------------------------------------------------------------------------------------
Stephen K. West                      None                        Over $100,000
------------------------------------------------------------------------------------------------------------
John Winthrop                        None                        Over $100,000
------------------------------------------------------------------------------------------------------------

+        Mr. Bock became a Trustee of the fund on January 1, 2005.
++       Dr. Egdahl retired as a Trustee of the fund on December 31, 2004.


                      Compensation of Officers and Trustees

The following table sets forth certain information with respect to the compensation of each Trustee of the fund.

------------------------------------------------------------------------------- ----------------------------
                                                         Pension or
                                   Aggregate             Retirement Benefits    Total Compensation from
                                   Compensation from     Accrued as Part of     the Fund and Other Pioneer
Name of Trustee                    Fund**                Fund Expenses          Funds***
------------------------------------------------------------------------------- ----------------------------
Interested Trustees:
------------------------------------------------------------------------------- ----------------------------
John F. Cogan, Jr*.                       $500                  $0.00                 $ 23,100.00
------------------------------------------------------------------------------- ----------------------------
Osbert M. Hood*                            500                  $0.00                   23,100.00
------------------------------------------------------------------------------- ----------------------------
Independent Trustees:
------------------------------------------------------------------------------- ----------------------------
David R. Bock+                             N/A                    N/A                       N/A
------------------------------------------------------------------------------- ----------------------------
Mary K. Bush                               xxx                   0.00                 $116,500.00
------------------------------------------------------------------------------- ----------------------------
Richard H. Egdahl, M.D.++                  xxx                   0.00                  112,250.00
------------------------------------------------------------------------------- ----------------------------
Margaret B.W. Graham                       xxx                   0.00                  122,875.00
------------------------------------------------------------------------------- ----------------------------
Marguerite A. Piret                        xxx                   0.00                  130,000.00
------------------------------------------------------------------------------- ----------------------------
Stephen K. West                            xxx                   0.00                  105,875.00
------------------------------------------------------------------------------- ----------------------------
John Winthrop                              xxx                   0.00                  113,050.00
------------------------------------------------------------------------------- ----------------------------
Total:                                     xxx                  $0.00                 $746,750.00
------------------------------------------------------------------------------- ----------------------------

* Under the management contract, Pioneer reimburses the fund for any Interested Trustee fees paid by the fund.
**       Estimated for the fiscal year ended July 31, 2005.
*** For the calendar year ended December 31, 2004. There are 82 U.S. registered investment portfolios in the Pioneer Family of Funds.
+        Mr. Bock became a Trustee of the fund on January 1, 2005.
++       Dr. Egdahl retired as a Trustee of the fund on December 31, 2004.

Approximate Management Fees the Fund Paid to AmSouth

Not Applicable. (1)

Approximate Management Fees the Fund Paid or Owed Pioneer

Not Applicable. (1)

Fees the Fund Paid to Pioneer under the Administration Agreement

Not Applicable. (1)

Carryovers of Distribution Expenses

Not Applicable. (1)

Approximate Net Underwriting Commissions Retained by PFD (Class A)

Not Applicable. (1)

Approximate Commissions Reallowed to Dealers (Class A)

Not Applicable. (1)

Fund Expenses under the Distribution Plans

Not Applicable. (1)

CDSCs

Not Applicable. (1)

Brokerage and Underwriting Commissions (Portfolio Transactions)

Not Applicable. (1)

Capital Loss Carryforwards as of December 31, 2004

Not Applicable. (1)

(1) As of December 31, 2004, the fund had not yet commenced operation. As of the date of this statement of additional information the fund had not yet completed a fiscal year.

Average Annual Total Returns (December 31, 2004)*

----------------------------------------------------------------------------------------------------------------------
Class of Shares              One Year       Five Years      Ten Years        Since Inception      Inception Date
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class A Shares                                                                                    xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return before taxes
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class B Shares                                                                                    xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return before taxes
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class C Shares                                                                                    xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return before taxes
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class Y Shares
----------------------------------------------------------------------------------------------------------------------
Return before taxes                                                                               xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

* Reflects any applicable sales charge. The performance of each class of the fund includes the performance of the predecessor fund's shares prior to the reorganization, which has been restated to reflect differences in any applicable sales charges (but not differences in expenses). If all the expenses of the fund were reflected, the performance would be lower.

** Reflects the inception dates of the predecessor fund. Inception date of Class A, Class B, Class C and Class Y shares was [_______, 2005].

Standardized 30-Day Yield (As of __________, 2005)

Class of Shares                       Yield (%)

Class A Shares
Class B Shares
Class C Shares
Class Y Shares

Standardized 30-Day Yield (As of _______, 2005)
(absent expense limitation)

Class of Shares                       Yield (%)

Class A Shares
Class B Shares
Class C Shares
Class Y Shares

Taxable Equivalent Yield (35% Federal Income Tax Bracket) (As of _________,
2005)

Class of Shares                       Yield (%)
Class A Shares
Class B Shares
Class C Shares
Class Y Shares

Taxable Equivalent Yield (35% Federal Income Tax Bracket) (As of ________, 2005) (absent expense limitation)



Class of Shares                       Yield (%)
Class A Shares
Class B Shares
Class C Shares
Class Y Shares

20. APPENDIX A - DESCRIPTION OF SHORT-TERM DEBT, CORPORATE BOND AND PREFERRED STOCK RATINGS

Moody's Investors Service, Inc. ("Moody's") Prime Rating System

Moody's short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. Such obligations generally have an original maturity not exceeding one year, unless explicitly noted.

Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Prime-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

Leading market positions in well-established industries. High rates of return on funds employed.
Conservative capitalization structure with moderate reliance on debt and ample asset protection. Broad margins in earnings coverage of fixed financial charges and high internal cash generation. Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-2 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime: Issuers rated Not Prime do not fall within any of the Prime rating categories.

In addition, in certain countries the prime rating may be modified by the issuer's or guarantor's senior unsecured long-term debt rating.

Moody's Debt Ratings

Aaa: Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A: Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa: Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's assigns ratings to individual debt securities issued from medium-term note (MTN) programs, in addition to indicating ratings to MTN programs themselves. Notes issued under MTN programs with such indicated ratings are rated at issuance at the rating applicable to all pari passu notes issued under the same program, at the program's relevant indicated rating, provided such notes do not exhibit any of the characteristics listed below. For notes with any of the following characteristics, the rating of the individual note may differ from the indicated rating of the program:

1) Notes containing features which link the cash flow and/or market value to the credit performance of any third party or parties.
2) Notes allowing for negative coupons, or negative principal.
3) Notes containing any provision which could obligate the investor to make any additional payments.

Market participants must determine whether any particular note is rated, and if so, at what rating level.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor's Short-Term Issue Credit Ratings

A-1: A short-term obligation rated A-1 is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated B is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C: A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Standard & Poor's Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA: An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated AA differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated CC is currently highly vulnerable to nonpayment.

C: A subordinated debt or preferred stock obligation rated C is currently highly vulnerable to nonpayment. The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A C also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D: An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r: This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R.: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Local Currency and Foreign Currency Risks

Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

The ratings indicated herein are believed to be the most recent ratings available at the date of this statement of additional information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which will be given to these securities on the date of the fund's fiscal year-end.

21.                  Proxy Voting Policies and Procedures of
                       Pioneer Investment Management, Inc.

                            VERSION DATED July, 2004

                                    Overview

Pioneer Investment Management, Inc. ("Pioneer") is a fiduciary that owes each of its client's duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting. When Pioneer has been delegated proxy-voting authority for a client, the duty of care requires Pioneer to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, Pioneer must place its client's interests ahead of its own and must cast proxy votes in a manner consistent with the best interest of its clients. Pioneer will vote all proxies presented in a timely manner.

The Proxy Voting Policies and Procedures are designed to complement Pioneer's investment policies and procedures regarding its general responsibility to monitor the performance and/or corporate events of companies that are issuers of securities held in accounts managed by Pioneer. Pioneer's Proxy Voting Policies summarize Pioneer's position on a number of issues solicited by companies held by Pioneer's clients. The policies are guidelines that provide a general indication on how Pioneer would vote but do not include all potential voting scenarios.

Pioneer's Proxy Voting Procedures detail monitoring of voting, exception votes, and review of conflicts of interest and ensure that case-by-case votes are handled within the context of the overall guidelines (i.e. best interest of client). The overriding goal is that all proxies for US and non-US companies that are received promptly will be voted in accordance with Pioneer's policies or specific client instructions. All shares in a company held by Pioneer-managed accounts will be voted alike, unless a client has given us specific voting instructions on an issue or has not delegated authority to us or the Proxy Voting Oversight Group determines that the circumstances justify a different approach.

Pioneer does not delegate the authority to vote proxies relating to its clients to any of its affiliates, which include other subsidiaries of UniCredito.

Any questions about these policies and procedures should be directed to the Proxy Coordinator.


                             Proxy Voting Procedures

Proxy Voting Service
Pioneer has engaged an independent proxy voting service to assist in the voting of proxies. The proxy voting service works with custodians to ensure that all proxy materials are received by the custodians and are processed in a timely fashion. To the extent applicable, the proxy voting service votes all proxies in accordance with the proxy voting policies established by Pioneer. The proxy voting service will refer proxy questions to the Proxy Coordinator (described below) for instructions under circumstances where: (1) the application of the proxy voting guidelines is unclear; (2) a particular proxy question is not covered by the guidelines; or (3) the guidelines call for specific instructions on a case-by-case basis. The proxy voting service is also requested to call to the Proxy Coordinator's attention specific proxy questions that, while governed by a guideline, appear to involve unusual or controversial issues. Pioneer reserves the right to attend a meeting in person and may do so when it determines that the company or the matters to be voted on at the meeting are strategically important to its clients.

Proxy Coordinator

Pioneer's Director of Investment Operations (the "Proxy Coordinator") coordinates the voting, procedures and reporting of proxies on behalf of Pioneer's clients. The Proxy Coordinator will deal directly with the proxy voting service and, in the case of proxy questions referred by the proxy voting service, will solicit voting recommendations and instructions from the Director of Portfolio Management US or, to the extent applicable, investment sub-advisers. The Proxy Coordinator is responsible for ensuring that these questions and referrals are responded to in a timely fashion and for transmitting appropriate voting instructions to the proxy voting service. The Proxy Coordinator is responsible for verifying with the Compliance Department whether Pioneer's voting power is subject to any limitations or guidelines issued by the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries).

Referral Items
From time to time, the proxy voting service will refer proxy questions to the Proxy Coordinator that are described by Pioneer's policy as to be voted on a case-by-case basis, that are not covered by Pioneer's guidelines or where Pioneer's guidelines may be unclear with respect to the matter to be voted on. Under such certain circumstances, the Proxy Coordinator will seek a written voting recommendation from the Director of Portfolio Management US. Any such recommendation will include: (i) the manner in which the proxies should be voted; (ii) the rationale underlying any such decision; and (iii) the disclosure of any contacts or communications made between Pioneer and any outside parties concerning the proxy proposal prior to the time that the voting instructions are provided. In addition, the Proxy Coordinator will ask the Compliance Department to review the question for any actual or apparent conflicts of interest as described below under "Conflicts of Interest." The Compliance Department will provide a "Conflicts of Interest Report," applying the criteria set forth below under "Conflicts of Interest," to the Proxy Coordinator summarizing the results of its review. In the absence of a conflict of interest, the Proxy Coordinator will vote in accordance with the recommendation of the Director of Portfolio Management US.

If the matter presents a conflict of interest for Pioneer, then the Proxy Coordinator will refer the matter to the Proxy Voting Oversight Group for a decision. In general, when a conflict of interest is present, Pioneer will vote according to the recommendation of the Director of Portfolio Management US where such recommendation would go against Pioneer's interest or where the conflict is deemed to be immaterial. Pioneer will vote according to the recommendation of its proxy voting service when the conflict is deemed to be material and the Pioneer's internal vote recommendation would favor Pioneer's interest, unless a client specifically requests Pioneer to do otherwise. When making the final determination as to how to vote a proxy, the Proxy Voting Oversight Group will review the report from the Director of Portfolio Management US and the Conflicts of Interest Report issued by the Compliance Department.

Conflicts of Interest
A conflict of interest occurs when Pioneer's interests interfere, or appear to interfere with the interests of Pioneer's clients. Occasionally, Pioneer may have a conflict that can affect how its votes proxies. The conflict may be actual or perceived and may exist when the matter to be voted on concerns:

         o An affiliate of Pioneer, such as another company belonging to the UniCredito Italiano S.p.A. banking group (a "UniCredito Affiliate");

         o An issuer of a security for which Pioneer acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity (including those securities specifically declared by PGAM to present a conflict of interest for Pioneer);

         o An issuer of a security for which UniCredito has informed Pioneer that a UniCredito Affiliate acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity; or

         o A person with whom Pioneer (or any of its affiliates) has an existing, material contract or business relationship that was not entered into in the ordinary course of Pioneer's business.

         o Pioneer will abstain from voting with respect to companies directly or indirectly owned by UniCredito Italiano Group, unless otherwise directed by a client. In addition, Pioneer will inform PGAM Global Compliance and the PGAM Independent Directors before exercising such rights.

Any associate involved in the proxy voting process with knowledge of any apparent or actual conflict of interest must disclose such conflict to the Proxy Coordinator and the Compliance Department. The Compliance Department will review each item referred to Pioneer to determine whether an actual or potential conflict of interest with Pioneer exists in connection with the proposal(s) to be voted upon. The review will be conducted by comparing the apparent parties affected by the proxy proposal being voted upon against the Compliance Department's internal list of interested persons and, for any matches found, evaluating the anticipated magnitude and possible probability of any conflict of interest being present. For each referral item, the determination regarding the presence or absence of any actual or potential conflict of interest will be documented in a Conflicts of Interest Report to the Proxy Coordinator.

Securities Lending
In conjunction with industry standards Proxies are not available to be voted when the shares are out on loan through either Pioneer's lending program or a client's managed security lending program. However, Pioneer will reserve the right to recall lent securities so that they may be voted according to the Pioneer's instructions. If a portfolio manager would like to vote a block of previously lent shares, the Proxy Coordinator will work with the portfolio manager and Investment Operations to recall the security, to the extent possible, to facilitate the vote on the entire block of shares.

Share-Blocking
"Share-blocking" is a market practice whereby shares are sent to a custodian (which may be different than the account custodian) for record keeping and voting at the general meeting. The shares are unavailable for sale or delivery until the end of the blocking period (typically the day after general meeting date). Pioneer will vote in those countries with "share-blocking." In the event a manager would like to sell a security with "share-blocking", the Proxy Coordinator will work with the Portfolio Manager and Investment Operations Department to recall the shares (as allowable within the market time-frame and practices) and/or communicate with executing brokerage firm. A list of countries with "share-blocking" is available from the Investment Operations Department upon request.

Record Keeping
The Proxy Coordinator shall ensure that Pioneer's proxy voting service:

         o Retains a copy of the proxy statement received (unless the proxy statement is available from the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system);

         o        Retains a record of the vote cast;

         o Prepares Form N-PX for filing on behalf of each client that is a registered investment company; and

         o Is able to promptly provide Pioneer with a copy of the voting record upon its request.

The Proxy Coordinator shall ensure that for those votes that may require additional documentation (i.e. conflicts of interest, exception votes and case-by-case votes) the following records are maintained:

         o        A record memorializing the basis for each referral vote cast;

         o A copy of any document created by Pioneer that was material in making the decision on how to vote the subject proxy; and

         o A copy of any conflict notice, conflict consent or any other written communication (including emails or other electronic communications) to or from the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries) regarding the subject proxy vote cast by, or the vote recommendation of, Pioneer.

Pioneer shall maintain the above records in the client's file for a period not less than ten (10) years.

Disclosure
Pioneer shall take reasonable measures to inform its clients of the process or procedures clients must follow to obtain information regarding how Pioneer voted with respect to assets held in their accounts. In addition, Pioneer shall describe to clients its proxy voting policies and procedures and will furnish a copy of its proxy voting policies and procedures upon request. This information may be provided to clients through Pioneer's Form ADV (Part II) disclosure, by separate notice to the client, or through Pioneer's website.

Proxy Voting Oversight Group
The members of the Proxy Voting Oversight Group are Pioneer's: Director of Portfolio Management US, Head of Investment Operations, and Director of Compliance. Other members of Pioneer will be invited to attend meetings and otherwise participate as necessary. The Head of Investment Operations will chair the Proxy Voting Oversight Group.

The Proxy Voting Oversight Group is responsible for developing, evaluating, and changing (when necessary) Pioneer's Proxy Voting Policies and Procedures. The group meets at least annually to evaluate and review these policies and procedures and the services of its third-party proxy voting service. In addition, the Proxy Voting Oversight Group will meet as necessary to vote on referral items and address other business as necessary.

Amendments
Pioneer may not amend its Proxy Voting Policies And Procedures without the prior approval of the Proxy Voting Oversight Group and its corporate parent, Pioneer Global Asset Management S.p.A


                              Proxy Voting Policies

Pioneer's sole concern in voting proxies is the economic effect of the proposal on the value of portfolio holdings, considering both the short- and long-term impact. In many instances, Pioneer believes that supporting the company's strategy and voting "for" management's proposals builds portfolio value. In other cases, however, proposals set forth by management may have a negative effect on that value, while some shareholder proposals may hold the best prospects for enhancing it. Pioneer monitors developments in the proxy-voting arena and will revise this policy as needed.

All proxies that are received promptly will be voted in accordance with the specific policies listed below. All shares in a company held by Pioneer-managed accounts will be voted alike, unless a client has given us specific voting instructions on an issue or has not delegated authority to us. Proxy voting issues will be reviewed by Pioneer's Proxy Voting Oversight Group, which consists of the Director of Portfolio Management US, the Director of Investment Operations (the Proxy Coordinator), and the Director of Compliance.

Pioneer has established Proxy Voting Procedures for identifying and reviewing conflicts of interest that may arise in the voting of proxies.

Clients may request, at any time, a report on proxy votes for securities held in their portfolios and Pioneer is happy to discuss our proxy votes with company management. Pioneer retains a proxy voting service to provide research on proxy issues and to process proxy votes.

Administrative
While administrative items appear infrequently in U.S. issuer proxies, they are quite common in non-U.S. proxies.

We will generally support these and similar management proposals:

o        Corporate name change.

o        A change of corporate headquarters.

o        Stock exchange listing.

o        Establishment of time and place of annual meeting.

o        Adjournment or postponement of annual meeting.

o        Acceptance/approval of financial statements.

o Approval of dividend payments, dividend reinvestment plans and other dividend-related proposals.

o        Approval of minutes and other formalities.

o        Authorization of the transferring of reserves and allocation of income.

o        Amendments to authorized signatories.

o        Approval of accounting method changes or change in fiscal year-end.

o        Acceptance of labor agreements.

o        Appointment of internal auditors.

Pioneer will vote on a case-by-case basis on other routine business; however, Pioneer will oppose any routine business proposal if insufficient information is presented in advance to allow Pioneer to judge the merit of the proposal. Pioneer has also instructed its proxy voting service to inform Pioneer of its analysis of any administrative items inconsistent, in its view, with supporting the value of Pioneer portfolio holdings so that Pioneer may consider and vote on those items on a case-by-case basis.

Auditors
We normally vote for proposals to:

         o Ratify the auditors. We will consider a vote against if we are concerned about the auditors' independence or their past work for the company. Specifically, we will oppose the ratification of auditors and withhold votes from audit committee members if non-audit fees paid by the company to the auditing firm exceed the sum of audit fees plus audit-related fees plus permissible tax fees according to the disclosure categories proposed by the Securities and Exchange Commission.

         o        Restore shareholder rights to ratify the auditors.

We will normally oppose proposals that require companies to:

         o        Seek bids from other auditors.

         o Rotate auditing firms, except where the rotation is statutorily required or where rotation would demonstrably strengthen financial disclosure.

         o        Indemnify auditors.

         o Prohibit auditors from engaging in non-audit services for the company.

Board of Directors
On issues related to the board of directors, Pioneer normally supports management. We will, however, consider a vote against management in instances where corporate performance has been very poor or where the board appears to lack independence.

General Board Issues
Pioneer will vote for:

         o Audit, compensation and nominating committees composed of independent directors exclusively.

         o Indemnification for directors for actions taken in good faith in accordance with the business judgment rule. We will vote against proposals for broader indemnification.

         o Changes in board size that appear to have a legitimate business purpose and are not primarily for anti-takeover reasons.

         o        Election of an honorary director.

We will vote against:
         o        Minimum stock ownership by directors.

         o Term limits for directors. Companies benefit from experienced directors, and shareholder control is better achieved through annual votes.

         o Requirements for union or special interest representation on the board.

         o        Requirements to provide two candidates for each board seat.

We will vote on a case-by case basis on these issues:

         o Separate chairman and CEO positions. We will consider voting with shareholders on these issues in cases of poor corporate performance.

Elections of Directors
In uncontested elections of directors we will vote against:

         o Individual directors with absenteeism above 25% without valid reason. We support proposals that require disclosure of director attendance.

         o Insider directors and affiliated outsiders who sit on the audit, compensation, stock option or nominating committees. For the purposes of our policy, we accept the definition of affiliated directors provided by our proxy voting service.

We will also vote against:

         o Directors who have failed to act on a takeover offer where the majority of shareholders have tendered their shares.

         o Directors who appear to lack independence or are associated with very poor corporate performance.

         We will vote on a case-by case basis on these issues:

         o Re-election of directors who have implemented or renewed a dead-hand or modified dead-hand poison pill (a "dead-hand poison pill" is a shareholder rights plan that may be altered only by incumbent or "dead " directors. These plans prevent a potential acquirer from disabling a poison pill by obtaining control of the board through a proxy vote).

         o        Contested election of directors.

         o Prior to phase-in required by SEC, we would consider supporting election of a majority of independent directors in cases of poor performance.

         o        Mandatory retirement policies.

         o Directors who have ignored a shareholder proposal that has been approved by shareholders for two consecutive years.

Takeover-Related Measures
Pioneer is generally opposed to proposals that may discourage takeover attempts. We believe that the potential for a takeover helps ensure that corporate performance remains high. Pioneer will vote for:

         o        Cumulative voting.

         o        Increase ability for shareholders to call special meetings.

         o        Increase ability for shareholders to act by written consent.

         o        Restrictions on the ability to make greenmail payments.

         o        Submitting rights plans to shareholder vote.

         o        Rescinding shareholder rights plans ("poison pills").

         o        Opting out of the following state takeover statutes:

         o Control share acquisition statutes, which deny large holders voting rights on holdings over a specified threshold.

         o Control share cash-out provisions, which require large holders to acquire shares from other holders.

         o Freeze-out provisions, which impose a waiting period on large holders before they can attempt to gain control.

         o Stakeholder laws, which permit directors to consider interests of non-shareholder constituencies.

         o Disgorgement provisions, which require acquirers to disgorge profits on purchases made before gaining control.

         o        Fair price provisions.

         o        Authorization of shareholder rights plans.

         o        Labor protection provisions.

         o        Mandatory classified boards.

We will vote on a case-by-case basis on the following issues:

         o Fair price provisions. We will vote against provisions requiring supermajority votes to approve takeovers. We will also consider voting against proposals that require a supermajority vote to repeal or amend the provision. Finally, we will consider the mechanism used to determine the fair price; we are generally opposed to complicated formulas or requirements to pay a premium.

         o Opting out of state takeover statutes regarding fair price provisions. We will use the criteria used for fair price provisions in general to determine our vote on this issue.

         o        Proposals that allow shareholders to nominate directors.

We will vote against:

         o Classified boards, except in the case of closed-end mutual funds.

         o        Limiting shareholder ability to remove or appoint directors.
                  We will support proposals to restore shareholder authority in this area. We will review on a case-by-case basis proposals that authorize the board to make interim appointments.

         o        Classes of shares with unequal voting rights.

         o        Supermajority vote requirements.

         o Severance packages ("golden" and "tin" parachutes). We will support proposals to put these packages to shareholder vote.

         o Reimbursement of dissident proxy solicitation expenses. While we ordinarily support measures that encourage takeover bids, we believe that management should have full control over corporate funds.

         o Extension of advance notice requirements for shareholder proposals.

         o Granting board authority normally retained by shareholders (e.g., amend charter, set board size).

         o Shareholder rights plans ("poison pills"). These plans generally allow shareholders to buy additional shares at a below-market price in the event of a change in control and may deter some bids.

Capital Structure
Managements need considerable flexibility in determining the company's financial structure, and Pioneer normally supports managements' proposals in this area. We will, however, reject proposals that impose high barriers to potential takeovers.

Pioneer will vote for:

         o        Changes in par value.

         o Reverse splits, if accompanied by a reduction in number of shares.

         o Share repurchase programs, if all shareholders may participate on equal terms.

         o        Bond issuance.

         o        Increases in "ordinary" preferred stock.

         o Proposals to have blank-check common stock placements (other than shares issued in the normal course of business) submitted for shareholder approval.

         o        Cancellation of company treasury shares.

We will vote on a case-by-case basis on the following issues:

         o Reverse splits not accompanied by a reduction in number of shares, considering the risk of delisting.

         o Increase in authorized common stock. We will make a determination considering, among other factors:

         o        Number of shares currently available for issuance;

         o Size of requested increase (we would normally approve increases of up to 100% of current authorization);

         o        Proposed use of the additional shares; and

         o Potential consequences of a failure to increase the number of shares outstanding (e.g., delisting or bankruptcy).

         o Blank-check preferred. We will normally oppose issuance of a new class of blank-check preferred, but may approve an increase in a class already outstanding if the company has demonstrated that it uses this flexibility appropriately.

         o        Proposals to submit private placements to shareholder vote.

         o        Other financing plans.

We will vote against preemptive rights that we believe limit a company's financing flexibility.

Compensation
Pioneer supports compensation plans that link pay to shareholder returns and believes that management has the best understanding of the level of compensation needed to attract and retain qualified people. At the same time, stock-related compensation plans have a significant economic impact and a direct effect on the balance sheet. Therefore, while we do not want to micromanage a company's compensation programs, we will place limits on the potential dilution these plans may impose.
Pioneer will vote for:

         o        401(k) benefit plans.

         o Employee stock ownership plans (ESOPs), as long as shares allocated to ESOPs are less than 5% of outstanding shares. Larger blocks of stock in ESOPs can serve as a takeover defense. We will support proposals to submit ESOPs to shareholder vote.

         o Various issues related to the Omnibus Budget and Reconciliation Act of 1993 (OBRA), including:

         o        Amendments to performance plans to conform with OBRA;

         o Caps on annual grants or amendments of administrative features;

         o        Adding performance goals; and

         o        Cash or cash-and-stock bonus plans.

         o Establish a process to link pay, including stock-option grants, to performance, leaving specifics of implementation to the company.

         o        Require that option repricings be submitted to shareholders.

         o        Require the expensing of stock-option awards.

         o Require reporting of executive retirement benefits (deferred compensation, split-dollar life insurance, SERPs, and pension benefits).

         o Employee stock purchase plans where the purchase price is equal to at least 85% of the market price, where the offering period is no greater than 27 months and where potential dilution (as defined below) is no greater than 10%.

We will vote on a case-by-case basis on the following issues:

         o Executive and director stock-related compensation plans. We will consider the following factors when reviewing these plans:

                  o The program must be of a reasonable size. We will approve plans where the combined employee and director plans together would generate less than 15% dilution. We will reject plans with 15% or more potential dilution.

                           Dilution = (A + B + C) / (A + B + C + D), where A = Shares reserved for plan/amendment, B = Shares available under continuing plans, C = Shares granted but unexercised and D = Shares outstanding.

                  o        The plan must not:

                           Explicitly permit unlimited option repricing
                                 authority or that have repriced in the past without shareholder approval.

                           Be  a self-replenishing "evergreen" plan, plans that
                                 grant discount options and tax offset payments.

         o We are generally in favor of proposals that increase participation beyond executives.

         o We generally support proposals asking companies to adopt rigorous vesting provisions for stock option plans such as those that vest incrementally over, at least, a three- or four-year period with a pro rata portion of the shares becoming exercisable on an annual basis following grant date.

         o We generally support proposals asking companies to disclose their window period policies for stock transactions. Window period policies ensure that employees do not exercise options based on insider information contemporaneous with quarterly earnings releases and other material corporate announcements.

         o We generally support proposals asking companies to adopt stock holding periods for their executives.

         o        All other employee stock purchase plans.

         o All other compensation-related proposals, including deferred compensation plans, employment agreements, loan guarantee programs and retirement plans.

         o All other proposals regarding stock compensation plans, including extending the life of a plan, changing vesting restrictions, repricing options, lengthening exercise periods or accelerating distribution of awards and pyramiding and cashless exercise programs.

         We will vote against:

         o Pensions for non-employee directors. We believe these retirement plans reduce director objectivity.

         o        Elimination of stock option plans.

We will vote on a case-by case basis on these issues:

         o        Limits on executive and director pay.

         o        Stock in lieu of cash compensation for directors.

Corporate Governance
Pioneer will vote for:

         o        Confidential Voting.

         o Equal access provisions, which allow shareholders to contribute their opinion to proxy materials.

         o Proposals requiring directors to disclose their ownership of shares in the company.

We will vote on a case-by-case basis on the following issues:

         o Change in the state of incorporation. We will support reincorporations supported by valid business reasons. We will oppose those that appear to be solely for the purpose of strengthening takeover defenses.

         o Bundled proposals. We will evaluate the overall impact of the proposal.

         o Adopting or amending the charter, bylaws or articles of association.

         o Shareholder appraisal rights, which allow shareholders to demand judicial review of an acquisition price.

We will vote against:

         o Shareholder advisory committees. While management should solicit shareholder input, we prefer to leave the method of doing so to management's discretion.

         o        Limitations on stock ownership or voting rights.

         o        Reduction in share ownership disclosure guidelines.

Mergers and Restructurings
Pioneer will vote on the following and similar issues on a case-by-case basis:

         o        Mergers and acquisitions.

         o Corporate restructurings, including spin-offs, liquidations, asset sales, joint ventures, conversions to holding company and conversions to self-managed REIT structure.

         o        Debt restructurings.

         o        Conversion of securities.

         o        Issuance of shares to facilitate a merger.

         o        Private placements, warrants, convertible debentures.

         o Proposals requiring management to inform shareholders of merger opportunities. We will normally vote against shareholder proposals requiring that the company be put up for sale.

Mutual Funds
Many of our portfolios may invest in shares of closed-end mutual funds or exchange-traded funds. The non-corporate structure of these investments raises several unique proxy voting issues.

Pioneer will vote for:

         o        Establishment of new classes or series of shares.

         o        Establishment of a master-feeder structure.

Pioneer will vote on a case-by-case on:

         o Changes in investment policy. We will normally support changes that do not affect the investment objective or overall risk level of the fund. We will examine more fundamental changes on a case-by-case basis.

         o        Approval of new or amended advisory contracts.

         o        Changes from closed-end to open-end format.

         o        Authorization for, or increase in, preferred shares.

         o        Disposition of assets, termination, liquidation, or mergers.

         o Classified boards of closed-end mutual funds, but will typically support such proposals.

Social Issues
Pioneer will abstain on stockholder proposals calling for greater disclosure of corporate activities with regard to social issues. "Social Issues" may generally be described as shareholder proposals for a company to:

         o Conduct studies regarding certain issues of public concern and interest;

         o Study the feasibility of the company taking certain actions with regard to such issues; or

         o Take specific action, including ceasing certain behavior and adopting company standards and principles, in relation to issues of public concern and interest.

We believe these issues are important and should receive management attention. Pioneer will vote against proposals calling for substantial changes in the company's business or activities. We will also normally vote against proposals with regard to contributions, believing that management should control the routine disbursement of funds.

--------------------------------------------------------------------------------

                         PIONEER TREASURY RESERVES FUND
                            (Pioneer Series Trust IV)

                                 60 State Street
                           Boston, Massachusetts 02109

                       STATEMENT OF ADDITIONAL INFORMATION

                  Class A, Class B, Class C and Class Y Shares

                              [_____________], 2005

This statement of additional information is not a prospectus. It should be read in conjunction with the fund's Class A, Class B and Class C shares prospectus and its Class Y shares prospectus, each dated [ ___________ ], 2005, as supplemented or revised from time to time. A copy of each prospectus can be obtained free of charge by calling Shareholder Services at 1-800-225-6292 or by written request to the fund at 60 State Street, Boston, Massachusetts 02109. You can also obtain a copy of each prospectus from our website at: www.pioneerfunds.com.

                                TABLE OF CONTENTS

                                                                            Page
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1.   Fund History..............................................................2
2.   Investment Policies, Risks and Restrictions...............................2
3.   Trustees and Officers....................................................12
4.   Investment Adviser.......................................................23
5.   Principal Underwriter and Distribution Plans.............................25
6.   Shareholder Servicing/Transfer Agent.....................................30
7.   Custodian................................................................31
8.   Independent Registered Public Accounting Firm............................31
9.   Portfolio Management.....................................................31
10.  Portfolio Transactions...................................................34
11.  Description of Shares....................................................35
12.  Sales Charges............................................................37
13.  Redeeming Shares.........................................................39
14.  Telephone and Online Transactions........................................40
15.  Pricing of Shares........................................................42
16.  Tax Status...............................................................43
17.  Investment Results.......................................................46
18.  Financial Statements.....................................................46
19.  Annual Fee, Expense and Other Information................................47
20.  Appendix A - Description of Short-term Debt, Corporate Bond and Preferred Stock Ratings..............................................51
21.  Appendix B - Proxy Voting Policies and Procedures........................56

1.       FUND HISTORY


The fund is a diversified series of Pioneer Series Trust IV (the "trust"), an open-end management investment company. The fund originally was established as AmSouth Treasury Reserve Money Market Fund, a series of AmSouth Funds, a Massachusetts business trust, on October 1, 1987. The declaration of trust was most recently amended and restated as of March 19, 2003. Pursuant to an agreement and plan of reorganization, the fund was reorganized as a series of Pioneer Series Trust IV, a Delaware statutory trust, on [________, 2005].


2.       INVESTMENT POLICIES, RISKS AND RESTRICTIONS

The prospectuses present the investment objective and the principal investment strategies and risks of the fund. This section supplements the disclosure in the fund's prospectuses and provides additional information on the fund's investment policies or restrictions. Restrictions or policies stated as a maximum percentage of the fund's assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitations on borrowing and illiquid securities). Accordingly, any later increase or decrease resulting from a change in values, net assets or other circumstances will not be considered in determining whether the investment complies with the fund's restrictions and policies.

High Quality Securities

High quality securities are divided into "first tier" and "second tier" securities. The fund primarily invests in first tier securities. These include U.S. government securities, a security that has received the highest short-term rating (e.g., Standard & Poor's A-1 rating) by at least two rating agencies (or if rated by only one rating agency, by that rating agency) or, a security that is unrated but is determined to be of equivalent credit quality by Pioneer Investment Management, Inc. ("Pioneer"), the fund's investment adviser. However, the fund may invest up to 5% of its total assets in second tier securities, which are eligible securities that received ratings within the two highest categories (e.g., Standard & Poor's A-1 or A-2) from at least two rating services (or one, if only one has rated the security), but do not qualify as first tier securities. If a security has been assigned different ratings by different rating services, at least two rating services must have assigned the higher rating in order for Pioneer to determine eligibility on the basis of that higher rating. Based on procedures adopted by the fund's Board of Trustees, Pioneer may determine that an unrated security is of equivalent quality to a rated first tier or second tier security.
The fund may not invest more than 5% of its total assets in securities issued by or subject to demand features from any one issuer (except U.S. government securities and securities subject to a guarantee by a person that does not control the issuer of the security or the sponsor of an asset backed security); provided that the fund may invest up to 25% of its total assets in first tier Securities of a single issuer for a period of up to three business days. The fund may not invest more than 1% of its total assets or $1 million (whichever is greater) in second tier Securities of the same issuer.

U.S. Government Securities

U.S. government securities in which the fund invests include debt obligations issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farmers Home Administration, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association ("GNMA"), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage

Association ("FNMA"), Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Student Loan Marketing Association, Resolution Trust Corporation and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the Federal Home Loan Banks; (ii) the discretionary authority of the U.S. government to purchase the agency's obligations, such as securities of the FNMA; or (iii) only the credit of the issuer. No assurance can be given that the U.S. government will provide financial support in the future to U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include:
(i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; and (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed. The secondary market for certain of these participations is limited and, therefore, may be regarded as illiquid.

U.S. government securities may include zero coupon securities that may be purchased when yields are attractive and/or to enhance portfolio liquidity. Zero coupon U.S. government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon U.S. government securities do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but also generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest. The fund accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the fund's distribution obligations, in which case the fund will forgo the purchase of additional income producing assets with these funds. Zero coupon U.S. government securities include STRIPS and CUBES, which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.

Bank Obligations

The fund may invest in certificates of deposit, time deposits and bankers acceptances of domestic banks and savings and loan associations with total assets in excess of $10 billion and non-U.S. banks, including foreign branches of such domestic banks. Although Pioneer recognizes that the size of a bank is important, this fact alone is not necessarily indicative of its creditworthiness.

Bankers' Acceptances are obligations of a bank to pay a draft which has been drawn on it by a customer. These obligations are backed by large banks and usually backed by goods in international trade.

Certificates of Deposit represent a commercial bank's obligations to repay funds deposited with it, earning specified rates of interest over given periods.

Investments in Non-U.S. Bank Obligations

Investment in obligations of foreign branches of domestic banks and of non-U.S. banks involves investment risks that are different in some respects from those associated with investment in obligations issued by domestic banks, including the possible imposition of withholding taxes on interest income, the possible adoption of foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations, or other adverse political or economic developments. In addition, it might be more difficult to obtain and enforce a judgment against a foreign branch of a domestic bank or a non-U.S. bank.

Commercial Paper and Other Short Term Debt Securities

The fund's investments in short-term debt securities, including commercial paper, which is a short-term unsecured promissory note issued by a U.S. or foreign corporation in order to finance its current operations. The fund may also invest in variable amount master demand notes (which is a type of commercial paper) which represents a direct borrowing arrangement involving periodically fluctuating rates of interest under a letter agreement between a commercial paper issuer and an institutional lender, pursuant to which the lender may determine to invest varying amounts. Transfer of such notes is usually restricted by the issuer, and there is no secondary trading market for such notes. To the extent the fund invests in master demand notes, these investments will be included in the fund's limitation on illiquid securities.

Mortgage-Backed Securities

The fund may invest in mortgage pass-through certificates and multiple-class pass-through securities, and mortgage derivative securities such as real estate mortgage investment conduits ("REMIC") pass-through certificates, collateralized mortgage obligations ("CMOs"), interest only mortgage-backed securities and principal only mortgage-backed securities and other types of "mortgage-backed securities" that may be available in the future. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities, such as CMOs, make payments of both principal and interest at a variety of intervals; others make semiannual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-backed securities are based on different types of mortgages including those on commercial real estate or residential properties. Mortgage-backed securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this, and the prevailing interest rates may be higher or lower than the current yield of the fund's portfolio at the time the fund receives the payments for reinvestment. Mortgage-backed securities may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline. If the fund buys mortgage-backed securities at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which may be made at any time without penalty) may result in some loss of the fund's principal investment to the extent of the premium paid.

The value of mortgage-backed securities may also change due to shifts in the market's perception of issuers. In addition, regulatory or tax changes may adversely affect the mortgage securities markets as a whole. Non-governmental mortgage-backed securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than governmental issues.

Guaranteed Mortgage Pass-Through Securities. Guaranteed mortgage pass-through securities represent participation interests in pools of residential mortgage loans and are issued by U.S. governmental or private lenders and guaranteed by the U.S. government or one of its agencies or instrumentalities, including but not limited to GNMA, FNMA and FHLMC. GNMA certificates are guaranteed by the full faith and credit of the U.S. government for timely payment of principal and interest on the certificates. FNMA certificates are guaranteed by FNMA, a federally chartered and privately owned corporation, for full and timely payment of principal and interest on the certificates. FHLMC certificates are guaranteed by FHLMC, a corporate instrumentality of the U.S. government, for timely payment of interest and the ultimate collection of all principal of the related mortgage loans.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may, in addition, be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Because there are no direct or indirect government or agency guarantees of payments in pools created by such non-governmental issuers, they generally offer a higher rate of interest than government and government-related pools. Timely payment of interest and principal of these pools may be supported by insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit. The insurance and guarantees are issued by governmental entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements.

Mortgage-related securities without insurance or guarantees may be purchased if Pioneer determines that the securities meet the fund's quality standards. Mortgage-related securities issued by certain private organizations may not be readily marketable.

Multiple-Class Pass-Through Securities and Collateralized Mortgage Obligations. CMOs and REMIC pass-through or participation certificates may be issued by, among others, U.S. government agencies and instrumentalities as well as private issuers. REMICs are CMO vehicles that qualify for special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code") and invest in mortgages principally secured by interests in real property and other investments permitted by the Code. CMOs and REMIC certificates are issued in multiple classes and the principal of and interest on the mortgage assets may be allocated among the several classes of CMOs or REMIC certificates in various ways. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Generally, interest is paid or accrues on all classes of CMOs or REMIC certificates on a monthly basis.

Typically, CMOs are collateralized by GNMA, FNMA or FHLMC certificates but also may be collateralized by other mortgage assets such as whole loans or private mortgage pass-through securities. Debt service on CMOs is provided from payments of principal and interest on collateral of mortgaged assets and any reinvestment income thereon.

Risk Factors Associated with Mortgage-Backed Securities. Investing in mortgage-backed securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. In addition, investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. However, due to adverse tax consequences under current tax laws, the fund does not intend to acquire "residual" interests in REMICs. Further, the yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates.

Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Both adjustable rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest rate and prepayment rate scenarios, the fund may fail to recoup fully its investment in mortgage-backed securities notwithstanding any direct or indirect governmental, agency or other guarantee. When the fund reinvests amounts representing payments and unscheduled prepayments of principal, it may obtain a rate of interest that is lower than the rate on existing adjustable rate mortgage pass-through securities. Thus, mortgage-backed securities, and adjustable rate mortgage pass-through securities in particular, may be less effective than other types of U.S. government securities as a means of "locking in" interest rates.

Asset-Backed Securities

The fund may invest in asset-backed securities, which are securities that represent a participation in, or are secured by and payable from, a stream of payments generated by particular assets, most often a pool or pools of similar assets (e.g., trade receivables). The credit quality of these securities depends primarily upon the quality of the underlying assets and the level of credit support and/or enhancement provided.

The underlying assets (e.g., loans) are subject to prepayments which shorten the securities' weighted average maturity and may lower their return. If the credit support or enhancement is exhausted, losses or delays in payment may result if the required payments of principal and interest are not made. The value of these securities also may change because of changes in the market's perception of the creditworthiness of the servicing agent for the pool, the originator of the pool, or the financial institution or trust providing the credit support or enhancement. Typically, there is no perfected security interest in the collateral that relates to the financial assets that support asset-backed securities.

Loan Participations

The fund may invest a portion of its assets in loan participations ("Participations") and other direct claims against a borrower. By purchasing a Participation, the fund acquires some or all of the interest of a bank or other lending institution in a loan to a corporate or government borrower. The Participations typically will result in the fund having a contractual relationship only with the lender not the borrower. The fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the Participation and only upon receipt by the lender of the payments from the borrower. Many such loans are secured, although some may be unsecured. Such loans may be in default at the time of purchase. Loans that are fully secured offer a fund more protection than an unsecured loan in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the corporate borrower's obligation, or that the collateral can be liquidated.

Municipal Obligations

The fund may purchase municipal obligations when Pioneer believes that they offer favorable rates of income or capital gain potential when compared to a taxable investment. The term "municipal obligations" generally is understood to include debt obligations issued by municipalities to obtain funds for various public purposes, the interest on which is, in the opinion of bond counsel to the issuer, excluded from gross income for U.S. federal income tax purposes. In addition, if the proceeds from private activity bonds are used for the construction, repair or improvement of privately operated industrial or commercial facilities, the interest paid on such bonds may be excluded from gross income for U.S federal income tax purposes, although current federal tax laws place substantial limitations on the size of these issues. The fund's distributions of any interest it earns on municipal obligations will be taxable to shareholders as ordinary income.

The two principal classifications of municipal obligations are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit, and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Sizable investments in these obligations could involve an increased risk to a fund should any of the related facilities experience financial difficulties. Private activity bonds are in most cases revenue bonds and do not generally carry the pledge of the credit of the issuing municipality. There are, of course, variations in the security of municipal obligations, both within a particular classification and between classifications.

Illiquid Securities

The fund will not invest more than 10% of its net assets in illiquid and other securities that are not readily marketable. Repurchase agreements maturing in more than seven days will be included for purposes of the foregoing limit. Securities subject to restrictions on resale under the Securities Act of 1933, as amended (the "1933 Act"), are considered illiquid unless they are eligible for resale pursuant to Rule 144A or another exemption from the registration requirements of the 1933 Act and are determined to be liquid by Pioneer. Pioneer determines the liquidity of Rule 144A and other restricted securities according to procedures adopted by the Board of Trustees. Under the direction of the Board of Trustees, Pioneer monitors the application of these guidelines and procedures. The inability of the fund to dispose of illiquid investments readily or at reasonable prices could impair the fund's ability to raise cash for redemptions or other purposes. If the fund sold restricted securities other than pursuant to an exception from registration under the 1933 Act such as Rule 144A, it may be deemed to be acting as an underwriter and subject to liability under the 1933 Act.

Variable Rate and Floating Rate Demand Instruments

The fund may purchase variable and floating rate demand instruments that are tax exempt municipal obligations or other debt securities that possess a floating or variable interest rate adjustment formula. These instruments permit the fund to demand payment of the principal balance plus unpaid accrued interest upon a specified number of days' notice to the issuer or its agent. The demand feature may be backed by a bank letter of credit or guarantee issued with respect to such instrument.

The terms of the variable or floating rate demand instruments that the fund may purchase provide that interest rates are adjustable at intervals ranging from daily up to six months, and the adjustments are based upon current market levels, the prime rate of a bank or other appropriate interest rate adjustment index has provided in the respective instruments. Some of these instruments are payable on demand on a daily basis or on not more than seven days' notice. Others, such as instruments with quarterly or semiannual interest rate adjustments, may be put back to the issuer on designated days on not more than thirty days' notice. Still others are automatically called by the issuer unless the fund instructs otherwise.

The fund may invest in participation interests in variable or floating rate tax-exempt obligations held by financial institutions (usually commercial banks). These participation interests provide the fund with a specific undivided interest (up to 100%) in the underlying obligation and the right to demand payment of its proportional interest in the unpaid principal balance plus accrued interest from the financial institution upon a specific number of days' notice. In addition, the participation interest generally is backed by an irrevocable letter of credit or guarantee from the institution. The financial institution usually is entitled to a fee for servicing the obligation and providing the letter of credit.

When-Issued and Delayed Delivery Securities

The fund may purchase securities, including U.S. government securities, on a when-issued basis or may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement period, but no payment or delivery is made by the fund prior to the actual delivery or payment by the other party to the transaction. A fund will not earn income on these securities until delivered. The purchase of securities on a when-issued or delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. The fund's obligations with respect to when-issued and delayed delivery transactions will be fully collateralized by segregating liquid assets with a value equal to the fund's obligations. See "Asset Segregation."

Repurchase Agreements

The fund may enter into repurchase agreements with broker-dealers, member banks of the Federal Reserve System and other financial institutions. Repurchase agreements are arrangements under which the fund purchases securities and the seller agrees to repurchase the securities within a specific time and at a specific price. The repurchase price is generally higher than the fund's purchase price, with the difference being income to the fund. Under the direction of the Board of Trustees, Pioneer reviews and monitors the creditworthiness of any institution which enters into a repurchase agreement with the fund. The counterparty's obligations under the repurchase agreement are collateralized with U.S. Treasury and/or agency obligations with a market value of not less than 100% of the obligations, valued daily. Collateral is held by the fund's custodian in a segregated, safekeeping account for the benefit of the fund. Repurchase agreements afford the fund an opportunity to earn income on temporarily available cash at low risk. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, the fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security. If the court characterizes the transaction as a loan and the fund has not perfected a security interest in the security, the fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Asset Segregation

The 1940 Act requires that the fund segregate assets in connection with certain types of transactions that may have the effect of leveraging the fund's portfolio. If the fund enters into a transaction requiring segregation, such as a forward commitment, the custodian or Pioneer will segregate liquid assets in an amount required to comply with the 1940 Act. Such segregated assets will be valued at market daily. If the aggregate value of such segregated assets declines below the aggregate value required to satisfy the 1940 Act, additional liquid assets will be segregated.

Disclosure of Portfolio Holdings


The fund's Board of Trustees has adopted policies and procedures relating to disclosure of the fund's portfolio securities. These policies and procedures are designed to provide a framework for disclosing information regarding portfolio holdings, portfolio composition or other portfolio characteristics consistent with applicable regulations of the federal securities laws and general principles of fiduciary duty relating to fund shareholders. While Pioneer may manage other funds and accounts that have substantially similar investment strategies, these policies and procedures only relate to the disclosure of portfolio information of registered management investment companies.

Generally, Pioneer will make the fund's portfolio information available to the public on a monthly basis with an appropriate delay based upon the nature of the information disclosed. Pioneer normally will publish the fund's full portfolio holdings thirty (30) days after the end of each month. Such information shall be made available on the fund's website (www.pioneerfunds.com) and may be sent to rating agencies, reporting/news services and financial intermediaries, upon request. In addition, Pioneer generally makes publicly available information regarding the fund's top ten holdings (including the percentage of the fund's assets represented by each security), the percentage breakdown of the fund's investments by country, sector and industry, various volatility measures (such as beta, standard deviation, etc.), market capitalization ranges and other portfolio characteristics (such as alpha, average P/E ratio, etc.) three (3) business days after the end of each month.

Pioneer may provide the fund's full portfolio holdings or other information to certain entities prior to the date such information is made public, provided that certain conditions are met. The entities to which such disclosure may be made as of the date of this Statement of Additional Information are rating agencies, plan sponsors, prospective separate account clients and other financial intermediaries (i.e., organizations evaluating the fund for purposes of investment by their clients, such as broker-dealers, investment advisers, banks, insurance companies, financial planning firms, plan sponsors, plan administrators, shareholder servicing organizations and pension consultants). As of the date of this Statement of Additional Information, Pioneer had not provided the fund's portfolio holdings information to any entity prior to the date such information was made public. The third party must agree to a limited use of that information which does not conflict with the interests of the fund's shareholders, to use the information only for that authorized purpose, to keep such information confidential, and not to trade on such information. The Board of Trustees considered the disclosure of portfolio holdings information to these categories of entities to be consistent with the best interests of shareholders in light of the agreement to maintain the confidentiality of such information and only to use such information for the limited and approved purposes. Pioneer's compliance department, the local head of investment management and the global chief investment officer may, but only acting jointly, grant exemptions to this policy. Exemptions may be granted only if these persons determine that providing such information is consistent with the interests of shareholders and the third party agrees to limit the use of such information only for the authorized purpose, to keep such information confidential, and not to trade on such information. Although the Board will periodically be informed of exemptions granted, granting exemptions entails the risk that portfolio holdings information may be provided to entities that use the information in a manner inconsistent with their obligations and the best interests of the fund.

Compliance with the fund's portfolio holdings disclosure policy is subject to periodic review by the Board of Trustees, including a review of any potential conflicts of interest in the disclosures made by Pioneer in accordance with the policy or the exceptions permitted under the policy. Any change to the policy to expand the categories of entities to which portfolio holdings may be disclosed or an increase in the purposes for which such disclosure may be made would be subject to approval by the Board of Trustees and, reflected, if material, in a supplement to the fund's Statement of Additional Information.

The fund's portfolio holdings disclosure policy is not intended to prevent the disclosure of any and all portfolio information to the fund's service providers who generally need access to such information in the performance of their contractual duties and responsibilities, such as Pioneer, the fund's custodian, fund accounting agent, principal underwriter, investment sub-adviser, if any, auditors or counsel. In approving the policy, the Board of Trustees considered that the service providers are subject to duties of confidentiality arising under law or contract that provide an adequate safeguard for such information. None of Pioneer, the fund, or any other party receive any compensation or other consideration from any arrangement pertaining to the release of the fund's portfolio holdings information.

In addition, the fund makes its portfolio holdings available semi-annually in shareholder reports filed on Form N-CSR and after the first and third fiscal quarters in regulatory filings on Form N-Q. These shareholder reports and regulatory filings are filed with the SEC, as required by the federal securities laws, and are generally available within seventy (70) days after the end of the fund's fiscal quarter.

Investment Restrictions

Fundamental Investment Restrictions. The fund has adopted certain fundamental investment restrictions which, along with the fund's investment objective, may not be changed without the affirmative vote of the holders of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the fund. Statements in italics are not part of the restriction. For this purpose, a majority of the outstanding shares of the fund means the vote of the lesser of:

1. 67% or more of the shares represented at a meeting, if the holders of more than 50% of the outstanding shares are present in person or by proxy, or

2.       more than 50% of the outstanding shares of the fund.

The fund may not:

1. Issue senior securities, except to the extent permitted by applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction. Senior securities that a fund may issue in accordance with the 1940 Act include borrowing, futures, when-issued and delayed delivery securities and forward foreign currency exchange transactions.

2. Borrow money, except on a temporary basis and to the extent permitted by applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction. Under current regulatory requirements, a fund may: (a) borrow from banks or through reverse repurchase agreements in an amount up to 33 1/3% of the fund's total assets (including the amount borrowed);
(b) borrow up to an additional 5% of the fund's assets for temporary purposes;
(c) obtain such short-term credits as are necessary for the clearance of portfolio transactions; (d) purchase securities on margin to the extent permitted by applicable law; and (e) engage in transactions in mortgage dollar rolls that are accounted for as financings. In the opinion of the SEC, the fund's limitation on borrowing includes any pledge, mortgage or hypothecation of its assets.

3. Invest in real estate, except (a) that the fund may invest in securities of issuers that invest in real estate or interests therein, securities that are secured by real estate or interests therein, securities of real estate investment trusts, mortgage-backed securities and other securities that represent a similar indirect interest in real estate; and (b) the fund may acquire real estate or interests therein through exercising rights or remedies with regard to an instrument or security.

4. Make loans, except that the fund may (i) lend portfolio securities in accordance with the fund's investment policies, (ii) enter into repurchase agreements, (iii) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities, (iv) participate in a credit facility whereby the fund may directly lend to and borrow money from other affiliated funds to the extent permitted under the 1940 Act or an exemption therefrom, and (v) make loans in any other manner consistent with applicable law, as amended and interpreted or modified from time to time by any regulatory authority having jurisdiction.

5. Invest in commodities or commodity contracts, except that the fund may invest in currency instruments and currency contracts and financial instruments and financial contracts that might be deemed to be commodities and commodity contracts in accordance with applicable law. A futures contract, for example, may be deemed to be a commodity contract.

6. Make any investment inconsistent with its classification as a diversified open-end investment company (or series thereof) under the 1940 Act. Currently, diversification means that, with respect to 75% of its total assets, the fund may not purchase securities of an issuer (other than the U.S. government, its agencies or instrumentalities and securities of investment companies), if

                  (a) such purchase would cause more than 5% of the fund's total assets, taken at market value, to be invested in the securities of such issuer, or

                  (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the fund.

7. Act as an underwriter, except insofar as the fund technically may be deemed to be an underwriter in connection with the purchase or sale of its portfolio securities.

8. Concentrate its investments in securities of companies in any particular industry. In the opinion of the SEC, investments are concentrated in a particular industry if such investments aggregate 25% or more of the fund's total assets. When identifying industries for purposes of its concentration policy, the fund will rely upon available industry classifications. As of the date of this Statement of Additional Information, the fund relied on MSCI Global Industry Classification Standard (GICS) classifications. The fund's policy does not apply to investments in U.S. government securities.

Non-Fundamental Investment Restriction. The following restriction has been designated as non-fundamental and may be changed by a vote of the fund's Board of Trustees without approval of shareholders.

The fund may not:

(1) The fund will not purchase securities during the current fiscal year at any time that outstanding borrowings exceed 5% of the fund's total assets.

(2) The fund may not engage in short sales, except short sales against the box.

(3) The fund may not invest in any investment company in reliance on Section 12(d)(1)(F) of the 1940 Act, which would allow the fund to invest in other investment companies, or in reliance on Section 12(d)(1)(G) of the 1940 Act, which would allow the fund to invest in other Pioneer funds, in each case without being subject to the limitations discussed above under "Other Investment Companies" so long as another investment company invests in the fund in reliance on Section 12(d)(1)(G), such as one of the series of Pioneer Ibbotson Asset Allocation Series.

(4) The fund does not invest in companies for the purposes of exercising control or management.

3.   TRUSTEES AND OFFICERS


The fund's Board of Trustees provides broad supervision over the fund's affairs. The officers of the fund are responsible for the fund's operations. The fund's Trustees and officers are listed below, together with their principal occupations during the past five years. Trustees who are interested persons of the fund within the meaning of the 1940 Act are referred to as Interested Trustees. Trustees who are not interested persons of the fund are referred to as Independent Trustees. Each of the Trustees serves as a trustee of each of the 82 U.S. registered investment portfolios for which Pioneer serves as investment adviser (the "Pioneer Funds"). The address for all Interested Trustees and all officers of the fund is 60 State Street, Boston, Massachusetts 02109.

--------------------------------------------------------------------------------------------------------------------------
                                       Term of Office
Name, Age and       Position Held      and Length of      Principal Occupation During Past   Other Directorships Held by
Address             With the Fund      Service            Five Years                         this Trustee
--------------------------------------------------------------------------------------------------------------------------
Interested Trustees:
--------------------------------------------------------------------------------------------------------------------------
John F. Cogan,      Chairman of the    Trustee since      Deputy Chairman and a Director     Chairman and Director of
Jr. (79)*           Board, Trustee     2005. Serves       of Pioneer Global Asset            ICI Mutual Insurance
                    and President      until a            Management S.p.A. ("PGAM");        Company; Director of Harbor
                                       successor          Non-Executive Chairman and a       Global Company, Ltd.
                                       trustee is         Director of Pioneer Investment
                                       elected or         Management USA Inc. ("PIM-USA");
                                       earlier            Chairman and a Director of
                                       retirement or      Pioneer; Director of Pioneer
                                       removal.           Alternative Investment
                                                          Management Limited (Dublin);
                                                          President and a Director of
                                                          Pioneer Alternative Investment
                                                          Management (Bermuda) Limited and
                                                          affiliated funds; President and
                                                          Director of Pioneer Funds
                                                          Distributor, Inc. ("PFD");
                                                          President of all of the Pioneer
                                                          Funds; and Of Counsel (since
                                                          2000, partner prior to 2000),
                                                          Wilmer Cutler Pickering Hale and
                                                          Dorr LLP (counsel to PIM-USA and
                                                          the Pioneer Funds)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Osbert M. Hood      Trustee and        Trustee since      President and Chief Executive      None
(52)*               Executive Vice     2005. Serves       Officer, PIM-USA since May, 2003
                    President          until a            (Director since January, 2001);
                                       successor          President and Director of
                                       trustee is         Pioneer since May, 2003;
                                       elected or         Chairman and Director of Pioneer
                                       earlier            Investment Management
                                       retirement or      Shareholder Services, Inc.
                                       removal.           ("PIMSS") since May, 2003;
                                                          Executive Vice President of all
                                                          of the Pioneer Funds since June
                                                          3, 2003; Executive Vice
                                                          President and Chief Operating
                                                          Officer of PIM-USA, November
                                                          2000-May 2003; Executive Vice
                                                          President, Chief Financial
                                                          Officer and Treasurer, John
                                                          Hancock Advisers, LLC, Boston,
                                                          MA, November 1999-November 2000;
                                                          Senior Vice President and Chief
                                                          Financial Officer, John Hancock
                                                          Advisers, LLC, April
                                                          1997-November 1999
--------------------------------------------------------------------------------------------------------------------------
Independent Trustees:
--------------------------------------------------------------------------------------------------------------------------
David R. Bock (61)  Trustee            Trustee since      Senior Vice President and Chief    Director of The Enterprise
3050 K. Street NW,                     2005. Serves       Financial Officer, I-trax, Inc.    Social Investment Company
Washington, DC 20007                   until a            (publicly traded health care       (privately-held affordable
                                       successor          services company) (2001 -          housing finance company);
                                       trustee is         present); Managing Partner,        Director of New York
                                       elected or         Federal City Capital Advisors      Mortgage Trust (publicly
                                       earlier            (boutique merchant bank)(1995      traded mortgage REIT)
                                       retirement or      -2000; 2002 to 2004); Executive
                                       removal.           Vice President and Chief
                                                          Financial Officer, Pedestal Inc.
                                                          (internet-based mortgage trading
                                                          company) (2000-2002)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Mary K. Bush (57)        Trustee       Trustee since      President, Bush International      Director of Brady
3509 Woodbine Street,                  2005. Serves       (international financial           Corporation (industrial
Chevy Chase, MD 20815                  until a            advisory firm)                     identification and
                                       successor                                             specialty coated material
                                       trustee is                                            products manufacturer),
                                       elected or                                            Millenium Chemicals, Inc.
                                       earlier                                               (commodity chemicals),
                                       retirement or                                         Mortgage Guaranty Insurance
                                       removal.                                              Corporation, and R.J.
                                                                                             Reynolds Tobacco Holdings,
                                                                                             Inc. (tobacco)
--------------------------------------------------------------------------------------------------------------------------
Margaret B.W. Graham     Trustee       Trustee since      Founding Director, The Winthrop    None
(58)                                   2005. Serves       Group, Inc. (consulting firm);
1001 Sherbrooke Street                 until a            Professor of Management, Faculty
West, Montreal,                        successor          of Management, McGill University
Quebec, Canada                         trustee is
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------
Marguerite A. Piret      Trustee       Trustee since      President and Chief Executive      Director of New America
(57)                                   2005. Serves       Officer, Newbury, Piret &          High Income Fund, Inc.
One Boston Place, 28th                 until a            Company, Inc. (investment          (closed-end investment
Floor, Boston, MA 02108                successor          banking firm)                      company)
                                       trustee is
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------
Stephen K. West (76)     Trustee       Trustee since      Senior Counsel, Sullivan &         Director, The Swiss
125 Broad Street, New                  2005. Serves       Cromwell (law firm)                Helvetia Fund, Inc.
York, NY 10004                         until a                                               (closed-end investment
                                       successor                                             company) and AMVESCAP PLC
                                       trustee is                                            (investment managers)
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------
John Winthrop (69)       Trustee       Trustee since      President, John Winthrop & Co.,    None
One North Adgers                       2005. Serves       Inc. (private investment firm)
Wharf, Charleston, SC                  until a
29401                                  successor
                                       trustee is
                                       elected or
                                       earlier
                                       retirement or
                                       removal.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Fund Officers:
--------------------------------------------------------------------------------------------------------------------------
                                       Term of Office
Name, Age and       Position Held      and Length of      Principal Occupation During Past   Other Directorships Held by
Address             With the Fund      Service            Five Years                         this Officer
--------------------------------------------------------------------------------------------------------------------------
Dorothy E.          Secretary          Since September,   Secretary of PIM-USA; Senior       None
Bourassa (57)                          2005. Serves at    Vice President- Legal of
                                       the discretion     Pioneer; and Secretary/Clerk of
                                       of Board           most of PIM-USA's subsidiaries
                                                          since October 2000; Secretary of
                                                          all of the Pioneer Funds since
                                                          September 2003 (Assistant
                                                          Secretary from November 2000 to
                                                          September 2003); and Senior
                                                          Counsel, Assistant Vice
                                                          President and Director of
                                                          Compliance of PIM-USA from April
                                                          1998 through October 2000
--------------------------------------------------------------------------------------------------------------------------
Christopher J.      Assistant          Since September,   Assistant Vice President and       None
Kelley (40)         Secretary          2005. Serves at    Senior Counsel of Pioneer since
                                       the discretion     July 2002; Vice President and
                                       of Board           Senior Counsel of BISYS Fund
                                                          Services, Inc. (April 2001 to
                                                          June 2002); Senior Vice
                                                          President and Deputy General
                                                          Counsel of Funds Distributor,
                                                          Inc. (July 2000 to April 2001);
                                                          Assistant Secretary of all
                                                          Pioneer Funds since September
                                                          2003
--------------------------------------------------------------------------------------------------------------------------
David C. Phelan     Assistant          Since September,   Partner, Wilmer Cutler Pickering   None
(48)                Secretary          2005. Serves at    Hale and Dorr LLP; Assistant
                                       the discretion     Secretary of all Pioneer Funds
                                       of Board           since September 2003
--------------------------------------------------------------------------------------------------------------------------
Vincent Nave (60)   Treasurer          Since 2005.        Vice President-Fund Accounting,    None
                                       Serves at the      Administration and Custody
                                       discretion of      Services of Pioneer;
                                       Board              and Treasurer of all of
                                                          the Pioneer Funds (Assistant
                                                          Treasurer from June 1999 to
                                                          November 2000)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Mark E. Bradley     Assistant          Since 2005.        Deputy Treasurer of Pioneer        None
(45)                Treasurer          Serves at the      since 2004; Treasurer and Senior
                                       discretion of      Vice President, CDC IXIS Asset
                                       the Board          Management Services from 2002 to
                                                          2003; Assistant Treasurer and
                                                          Vice President, MFS Investment
                                                          Management from 1997 to 2002;
                                                          and Assistant Treasurer of all
                                                          of the Pioneer Funds since
                                                          November 2004
--------------------------------------------------------------------------------------------------------------------------
Luis I. Presutti    Assistant          Since 2005.        Assistant Vice President-Fund      None
(40)                Treasurer          Serves at the      Accounting, Administration and
                                       discretion of      Custody Services of Pioneer;
                                       Board              and Assistant Treasurer of all
                                                          of the Pioneer Funds since
                                                          November 2000
--------------------------------------------------------------------------------------------------------------------------
Gary Sullivan (47)  Assistant          Since 2005.        Fund Accounting Manager - Fund     None
                    Treasurer          Serves at the      Accounting, Administration and
                                       discretion of      Custody Services of Pioneer; and
                                       Board              Assistant Treasurer of all of
                                                          the Pioneer Funds since May 2002
--------------------------------------------------------------------------------------------------------------------------
Katharine Kim       Assistant          Since 2005.        Fund Administration Manager -      None
Sullivan (31)       Treasurer          Serves at the      Fund Accounting, Administration
                                       discretion of      and Custody Services since June
                                       Board              2003; Assistant Vice President -
                                                          Mutual Fund Operations of State
                                                          Street Corporation from June
                                                          2002 to June 2003 (formerly
                                                          Deutsche Bank Asset Management);
                                                          Pioneer Fund Accounting,
                                                          Administration and Custody
                                                          Services (Fund Accounting
                                                          Manager from August 1999 to May
                                                          2002, Fund Accounting Services
                                                          Supervisor from 1997 to July
                                                          1999); Assistant Treasurer of
                                                          all Pioneer Funds since
                                                          September 2003
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Martin J. Wolin     Chief Compliance   Since 2005.        Chief Compliance Officer           None
(37)                Officer            Serves at the      of Pioneer (Director of
                                       discretion of      Compliance and Senior Counsel
                                       the Board          from November 2000 to September
                                                          2004); Vice President and
                                                          Associate General Counsel of UAM
                                                          Fund Services, Inc. (mutual fund
                                                          administration company) from
                                                          February 1998 to November 2000;
                                                          and Chief Compliance Officer of
                                                          all of the Pioneer Funds
--------------------------------------------------------------------------------------------------------------------------

* Mr. Cogan and Mr. Hood are Interested Trustees because each is an officer or director of the fund's investment adviser and certain of its affiliates.

The outstanding capital stock of PFD, Pioneer and PIMSS is indirectly wholly owned by UniCredito Italiano S.p.A. ("UniCredito Italiano"), one of the largest banking groups in Italy. Pioneer, the fund's investment adviser, provides investment management and financial services to mutual funds, institutional and other clients.


                                Board Committees

Because the trust is newly organized the Board of Trustees of Pioneer Series Trust IV held one meeting during the most recent fiscal year.

The Board of Trustees has an Audit Committee, an Independent Trustees Committee, a Nominating Committee, a Valuation Committee and a Policy Administration Committee. Committee members are as follows:

Audit
David R. Bock, Margaret B. W. Graham and Marguerite A. Piret (Chair)

Independent Trustees
David R. Bock, Mary K. Bush, Margaret B.W. Graham (Chair), Marguerite A. Piret, Stephen K. West and John Winthrop

Nominating
Mary K. Bush, Marguerite A. Piret and John Winthrop (Chair)

Valuation
Marguerite A. Piret (Chair), Stephen K. West and John Winthrop

Policy Administration
Mary K. Bush (Chair), Stephen K. West and John Winthrop

During the most recent fiscal year, no committee meetings were held since the trust is newly organized.

The Board of Trustees has adopted a charter for the Audit Committee. In accordance with its charter, the purposes of the Audit Committee are to:

|X| act as a liaison between the fund's independent registered public accounting firm and the full Board of Trustees of the fund;

|X| discuss with the fund's independent registered public accounting firm their judgments about the quality of the fund's accounting principles and underlying estimates as applied in the fund's financial reporting;

|X| review and assess the renewal materials of all related party contracts and agreements, including management advisory agreements, underwriting contracts, administration agreements, distribution contracts, and transfer agency contracts, among any other instruments and agreements that may be appropriate from time to time;

|X| review and approve insurance coverage and allocations of premiums between the management and the fund and among the Pioneer Funds;

|X| review and approve expenses under the administration agreement between Pioneer and the fund and allocations of such expenses among the Pioneer Funds; and

|X| receive on a periodic basis a formal written statement delineating all relationships between the independent registered public accounting firm and the fund or Pioneer; to actively engage in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm; and to recommend that the Trustees take appropriate action in response to the independent registered public accounting firm's report to satisfy itself of the firm's independence.

The Nominating Committee reviews the qualifications of any candidate recommended by the Independent Trustees to serve as an Independent Trustee and makes a recommendation regarding that person's qualifications. The Committee does not accept nominations from shareholders.

The Valuation Committee reviews the valuation assigned to certain securities by Pioneer in accordance with the fund's valuation procedures.

The Policy Administration Committee reviews the implementation of certain of the fund's administrative policies and procedures.

The Independent Trustees Committee reviews the fund's management contract and other related party contracts annually and is also responsible for any other action required to be taken, under the 1940 Act, by the Independent Trustees acting alone.

The fund's Declaration of Trust provides that the fund will indemnify the Trustees and officers against liabilities and expenses incurred in connection with any litigation in which they may be involved because of their offices with the fund, unless it is determined in the manner specified in the Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the fund or that such indemnification would relieve any officer or Trustee of any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

Compensation of Officers and Trustees

The fund pays no salaries or compensation to any of its officers. The Pioneer Funds, including the fund, compensate their trustees. The Independent Trustees review and set their compensation annually, taking into consideration the committee and other responsibilities assigned to specific trustees. The table under "Annual Fees, Expense and Other Information-Compensation of Officers and Trustees" sets forth the compensation paid to each of the Trustees. The compensation paid to the Trustees is then allocated among the funds as follows:

o each fund with assets less than $250 million pays each Trustee who is not affiliated with PIM-USA, Pioneer, PFD, PIMSS or UniCredito Italiano (i.e., Independent Trustees) an annual fee of $1,000.
o the remaining compensation of the Independent Trustees is allocated to each fund with assets greater than $250 million based on the fund's net assets.
o the Interested Trustees receive an annual fee of $500 from each fund, except in the case of funds with net assets of $50 million or less, which pay each Interested Trustee an annual fee of $200. Pioneer reimburses the funds for the fees aid to the Interested Trustees.

See "Compensation of Officers and Trustees" in Annual Fee, Expense and Other Information.

Sales Loads. The fund offers its shares to Trustees and officers of the fund and employees of Pioneer and its affiliates without a sales charge in order to encourage investment in the fund by individuals who are responsible for its management and because the sales to such persons do not entail any sales effort by the fund, brokers or other intermediaries.

Other Information

Material Relationships of the Independent Trustees. For purposes of the statements below:

         o the immediate family members of any person are their spouse, children in the person's household (including step and adoptive children) and any dependent of the person.

         o an entity in a control relationship means any person who controls, is controlled by or is under common control with the named person. For example, UniCredito Italiano is an entity that is in a control relationship with Pioneer.

         o a related fund is a registered investment company or an entity exempt from the definition of an investment company pursuant to Sections 3(c)(1) or 3(c)(7) of the 1940 Act, for which Pioneer or any of its affiliates act as investment adviser or for which PFD or any of its affiliates act as principal underwriter. For example, the fund's related funds include all of the Pioneer Funds and any non-U.S. funds managed by Pioneer or its affiliates.

As of December 31, 2004, none of the Independent Trustees, nor any of their immediate family members, beneficially owned any securities issued by Pioneer, UniCredito Italiano or any other entity in a control relationship to Pioneer or PFD. During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had any direct or indirect interest (the value of which exceeded $60,000), whether by contract, arrangement or otherwise, in Pioneer, UniCredito Italiano, or any other entity in a control relationship to Pioneer or PFD. During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had an interest in a transaction or a series of transactions in which the aggregate amount involved exceeded $60,000 and to which any of the following were a party (each a "fund related party"):

o        the fund
o        an officer of the fund
o        a related fund
o        an officer of any related fund
o        Pioneer
o        PFD
o        an officer of Pioneer or PFD
o        any affiliate of Pioneer or PFD
o        an officer of any such affiliate

During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had any relationship (the value of which exceeded $60,000) with any fund related party, including, but not limited to, relationships arising out of (i) the payment for property and services, (ii) the provision of legal services, (iii) the provision of investment banking services (other than as a member of the underwriting syndicate) or (iv) the provision of consulting services, except that Mr. West, an Independent Trustee, is Senior Counsel to Sullivan & Cromwell and acts as counsel to the Independent Trustees and the Independent Trustees of the other Pioneer Funds. The aggregate compensation paid to Sullivan & Cromwell by the fund and the other Pioneer Funds was approximately $126,603 and $208,010 in each of 2003 and 2004.

During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, served as a member of a board of directors on which an officer of any of the following entities also serves as a director:

o        Pioneer
o        PFD
o        UniCredito Italiano
o        any other entity in a control relationship with Pioneer or PFD

None of the fund's Trustees or officers has any arrangement with any other person pursuant to which that Trustee or officer serves on the Board of Trustees. During the calendar years 2003 and 2004, none of the Independent Trustees, nor any of their immediate family members, had any position, including as an officer, employee, director or partner, with any of the following:

o        the fund
o        any related fund
o        Pioneer
o        PFD
o        any affiliated person of the fund, Pioneer or PFD
o        UniCredito Italiano
o        any other entity in a control relationship to the fund, Pioneer or PFD

Factors Considered by the Independent Trustees in Approving the Management Contract. The 1940 Act requires that the fund's management contract be approved annually by both the Board of Trustees and a majority of the Independent Trustees voting separately. The Independent Trustees have determined that the terms of the fund's management contract are fair and reasonable and that the contract is in the fund's best interest. The Independent Trustees believe that the management contract will enable the fund to enjoy high quality investment advisory services at a cost they deem appropriate, reasonable and in the best interests of the fund and its shareholders. In making such determinations, the Independent Trustees met independently from the Interested Trustees of the fund and any officers of Pioneer or its affiliates. The Independent Trustees also relied upon the assistance of counsel to the Independent Trustees and counsel to the fund.

In evaluating the management contract, the Independent Trustees reviewed materials furnished by Pioneer, including information regarding Pioneer, UniCredito Italiano, their respective affiliates and their personnel, operations and financial condition. The Independent Trustees discussed with representatives of Pioneer the fund's operations and Pioneer's ability to provide advisory and other services to the fund. The Independent Trustees also reviewed:

         o the investment performance of the fund and other Pioneer Funds with similar investment strategies;

         o the fee charged by Pioneer for investment advisory and administrative services, as well as other compensation received by PFD and PIMSS;

         o        the fund's projected total operating expenses;

         o the investment performance, fees and total expenses of investment companies with similar objectives and strategies managed by other investment advisers;

         o the experience of the investment advisory and other personnel providing services to the fund and the historical quality of the services provided by Pioneer; and

         o        the profitability to Pioneer of managing the fund.

The Independent Trustees considered the following as relevant to their recommendations: (1) the favorable history, reputation, qualification and background of Pioneer and UniCredito Italiano, as well as the qualifications of their personnel and their respective financial conditions; (2) that the fee and expense ratios of the fund are reasonable given the quality of services expected to be provided and are comparable to the fee and expense ratios of similar investment companies; and (3) the relative performance of the fund since commencement of operations to comparable investment companies and unmanaged indices. The Independent Trustees deemed each of these factors to be relevant to their consideration of the fund's management contract.

Share Ownership. See Annual Fee, Expense and Other Information for annual information on the ownership of fund shares by the Trustees, the fund's officers and owners in excess of 5% of any class of shares of the fund and a table indicating the value of shares that each Trustee beneficially owns in the fund and in all the Pioneer Funds.

Code of Ethics. The fund's Board of Trustees approved a code of ethics under Rule 17j-1 under the 1940 Act that covers the fund, Pioneer and certain of Pioneer's affiliates. The code of ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the code of ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the fund.

Proxy Voting Policies. Information regarding how the fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is publicly available to shareowners without charge at http://www.pioneerfunds.com and on the SEC's website at http://www.sec.gov. The fund's proxy voting policies and procedures are attached as Appendix B.

4.   INVESTMENT ADVISER

The fund has contracted with Pioneer to act as its investment adviser. Pioneer is an indirect, wholly owned subsidiary of UniCredito Italiano. Certain Trustees or officers of the fund are also directors and/or officers of certain of UniCredito Italiano's subsidiaries (see management biographies above). Pioneer has entered into an agreement with its affiliate, Pioneer Investment Management Limited ("PIML"), pursuant to which PIML provides certain services and personnel to Pioneer.

As the fund's investment adviser, Pioneer provides the fund with investment research, advice and supervision and furnishes an investment program for the fund consistent with the fund's investment objective and policies, subject to the supervision of the fund's Trustees. Pioneer determines what portfolio securities will be purchased or sold, arranges for the placing of orders for the purchase or sale of portfolio securities, selects brokers or dealers to place those orders, maintains books and records with respect to the fund's securities transactions, and reports to the Trustees on the fund's investments and performance.

Under the terms of its management contract with the fund, Pioneer pays all the operating expenses, including executive salaries and the rental of office space, relating to its services for the fund, with the exception of the following, which are to be paid by the fund: (a) charges and expenses for fund accounting, pricing and appraisal services and related overhead, including, to the extent such services are performed by personnel of Pioneer, or its affiliates, office space and facilities and personnel compensation, training and benefits; (b) the charges and expenses of auditors; (c) the charges and expenses of any custodian, transfer agent, plan agent, dividend disbursing agent and registrar appointed by the fund; (d) issue and transfer taxes chargeable to the fund in connection with securities transactions to which the fund is a party; (e) insurance premiums, interest charges, dues and fees for membership in trade associations and all taxes and corporate fees payable by the fund to federal, state or other governmental agencies; (f) fees and expenses involved in registering and maintaining registrations of the fund and/or its shares with the federal regulatory agencies, state or blue sky securities agencies and foreign jurisdictions, including the preparation of prospectuses and statements of additional information for filing with such regulatory authorities; (g) all expenses of shareholders' and Trustees' meetings and of preparing, printing and distributing prospectuses, notices, proxy statements and all reports to shareholders and to governmental agencies; (h) charges and expenses of legal counsel to the fund and the Trustees; (i) distribution fees paid by the fund in accordance with Rule 12b-1 promulgated by the SEC pursuant to the 1940 Act; (j) compensation of those Trustees of the fund who are not affiliated with or interested persons of Pioneer, the fund (other than as Trustees), PIM-USA or PFD; (k) the cost of preparing and printing share certificates; (l) interest on borrowed money, if any and (m) any other expense that the fund, Pioneer or any other agent of the fund may incur (A) as a result of a change in the laws or regulations, (B) as a result of a mandate from the Board of Trustees with associated costs of a character generally assumed by similarly structured investment companies or (C) that is similar to the expenses listed above, and that is approved by the Board of Trustees (including a majority of the Independent Trustees) as being an appropriate expense of the fund. In addition, the fund shall pay all brokers' and underwriting commissions chargeable to the fund in connection with securities transactions to which the fund is a party. The Trustees' approval of and the terms, continuance and termination of the management contract are governed by the 1940 Act and the Investment Advisers Act of 1940, as applicable. Pursuant to the management contract, Pioneer will not be liable for any error of judgment or mistake of law or for any loss sustained by reason of the adoption of any investment policy or the purchase, sale or retention of any securities on the recommendation of Pioneer. Pioneer, however, is not protected against liability by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the management contract.

Advisory Fee. As compensation for its management services and expenses incurred, the fund pays Pioneer a fee at the annual rate of 0.40% of the fund's average daily net assets. This fee is computed and accrued daily and paid monthly

Prior to [__________, 2005], AmSouth Asset Management Inc. ("AAMI") was the fund's investment adviser. The investment advisory services of AAMI were performed under an investment advisory agreement, pursuant to which the fund paid AAMI an annual fee equal to 0.40% of the fund's average daily net assets of the fund.

See the table in "Annual Fee, Expense and Other Information" for management fees paid to Pioneer during recently completed fiscal years.

Expense Limit. Pioneer has agreed to waive all or part of its management fee or to reimburse the fund for other expenses (other than extraordinary expenses) to the extent the expenses of the fund's Class A shares exceed [ ]% of average daily net assets. The portion of fund expenses (including the amount of the management fee waived) attributable to other share class will be reduced only to the extent such expenses were reduced for the fund's Class A shares. Any differences in the fee waiver and limitation among classes result from rounding in the daily calculation of a class' net assets and expense limit, which may exceed [ _________ ]% annually. Pioneer expects to continue its limitation of expenses unless the expense limit agreement with the fund is terminated pursuant to the terms of the expense limit agreement. However, there can be no assurance that Pioneer will extend the expense limitation beyond [date , 2007]. The fund may terminate the expense limit and agreement at any time; provided, however, that the Board of Trustees would not take such action unless it determined termination of the agreement to be in the best interests of the fund and its shareholders.

Administration Agreement. The fund has entered into an administration agreement with Pioneer pursuant to which certain accounting, administration and legal services which are expenses payable by the fund under the management contract are performed by Pioneer and pursuant to which Pioneer is reimbursed for its costs of providing such services. The costs of these services is based on direct costs and costs of overhead, subject to annual approval by the Board. See Annual Fee, Expense and Other Information for fees the fund paid to Pioneer for administration and related services.

Potential Conflict of Interest. The fund is managed by Pioneer which also serves as investment adviser to other Pioneer mutual funds and other accounts with investment objectives identical or similar to those of the fund. Securities frequently meet the investment objectives of the fund, the other Pioneer mutual funds and such other accounts. In such cases, the decision to recommend a purchase to one fund or account rather than another is based on a number of factors. The determining factors in most cases are the amount of securities of the issuer then outstanding, the value of those securities and the market for them. Other factors considered in the investment recommendations include other investments which each fund or account presently has in a particular industry and the availability of investment funds in each fund or account.

It is possible that at times identical securities will be held by more than one fund and/or account. However, positions in the same issue may vary and the length of time that any fund or account may choose to hold its investment in the same issue may likewise vary. To the extent that more than one of the Pioneer mutual funds or a private account managed by Pioneer seeks to acquire the same security at about the same time, the fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular portfolio security if Pioneer decides to sell on behalf of another account the same portfolio security at the same time. On the other hand, if the same securities are bought or sold at the same time by more than one fund or account, the resulting participation in volume transactions could produce better executions for the fund. In the event more than one account purchases or sells the same security on a given date, the purchases and sales will normally be made as nearly as practicable on a pro rata basis in proportion to the amounts desired to be purchased or sold by each account. Although the other Pioneer mutual funds may have the same or similar investment objectives and policies as the fund, their portfolios do not generally consist of the same investments as the fund or each other, and their performance results are likely to differ from those of the fund.

Personal Securities Transactions. The fund, Pioneer and PFD have adopted a code of ethics under Rule 17j-1 under the 1940 Act which is applicable to officers, trustees/directors and designated employees of Pioneer and PIML. The code permits such persons to engage in personal securities transactions for their own accounts, including securities that may be purchased or held by the fund, and is designed to prescribe means reasonably necessary to prevent conflicts of interest from arising in connection with personal securities transactions. The code is on public file with and available from the SEC.

5.       PRINCIPAL UNDERWRITER AND DISTRIBUTION PLANS

Principal Underwriter

PFD, 60 State Street, Boston, Massachusetts 02109, is the principal underwriter for the fund in connection with the continuous offering of its shares. PFD is an indirect wholly owned subsidiary of PIM-USA.

The fund entered into an underwriting agreement with PFD which provides that PFD will bear expenses for the distribution of the fund's shares, except for expenses incurred by PFD for which it is reimbursed or compensated by the fund under the distribution plans (discussed below). PFD bears all expenses it incurs in providing services under the underwriting agreement. Such expenses include compensation to its employees and representatives and to securities dealers for distribution-related services performed for the fund. PFD also pays certain expenses in connection with the distribution of the fund's shares, including the cost of preparing, printing and distributing advertising or promotional materials, and the cost of printing and distributing prospectuses and supplements to prospective shareholders. The fund bears the cost of registering its shares under federal and state securities law and the laws of certain non-U.S. countries. Under the underwriting agreement, PFD will use its best efforts in rendering services to the fund.

See "Sales Charges" for the schedule of initial sales charge reallowed to dealers as a percentage of the offering price of the fund's Class A shares.

See the tables in "Annual Fee, Expense and Other Information" for commissions retained by PFD and reallowed to dealers in connection with PFD's offering of the fund's Class A and Class C shares during recently completed fiscal years.

The fund will not generally issue fund shares for consideration other than cash. At the fund's sole discretion, however, it may issue fund shares for consideration other than cash in connection with a bona fide reorganization, statutory merger or other acquisition of portfolio securities.

It is the fund's general practice to repurchase its shares of beneficial interest for cash consideration in any amount; however, the redemption price of shares of the fund may, at Pioneer's discretion, be paid in portfolio securities. The fund has elected to be governed by Rule 18f-1 under the 1940 Act pursuant to which the fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund's net asset value during any 90-day period for any one shareholder. Should the amount of redemptions by any shareholder exceed such limitation, the fund will have the option of redeeming the excess in cash or portfolio securities. In the latter case, the securities are taken at their value employed in determining the fund's net asset value. You may incur additional costs, such as brokerage fees and taxes, and risks, including a decline in the value of the securities you receive, if the fund makes an in-kind distribution. The selection of such securities will be made in such manner as the Board of Trustees deems fair and reasonable; however, the fund will not distribute illiquid securities in kind.

Distribution Plans

The fund has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to its Class A shares (the "Class A Plan"), a plan of distribution with respect to its Class B shares (the "Class B Plan") and a plan of distribution with respect to its Class C shares (the "Class C Plan") (together, the "Plans"), pursuant to which certain distribution and service fees are paid to PFD. Because of the Plans, long-term shareholders may pay more than the economic equivalent of the maximum sales charge permitted by the National Association of Securities Dealers, Inc. (the "NASD") regarding investment companies. The Class A Plan is a reimbursement plan, and distribution expenses of PFD are expected to substantially exceed the distribution fees paid by the fund in a given year. The Class B Plan and Class C Plan are compensation plans, which means that the amount of payments under the plans are not linked to PFD's expenditures, and, consequently, PFD can make a profit under each of those plans.

Class A Plan. Pursuant to the Class A Plan the fund reimburses PFD for its actual expenditures to finance any activity primarily intended to result in the sale of Class A shares or to provide services to holders of Class A shares, provided the categories of expenses for which reimbursement is made are approved by the Board of Trustees. The Board of Trustees has approved the following categories of expenses that may be reimbursed under the Class A Plan: (i) a service fee to be paid to qualified broker-dealers in an amount not to exceed 0.25% per annum of the fund's daily net assets attributable to Class A shares;
(ii) reimbursement to PFD for its expenditures for broker-dealer commissions and employee compensation on certain sales of the fund's Class A shares with no initial sales charge; and (iii) reimbursement to PFD for expenses incurred in providing services to Class A shareholders and supporting broker-dealers and other organizations (such as banks and trust companies) in their efforts to provide such services. The expenses of the fund pursuant to the Class A Plan are accrued daily at a rate which may not exceed the annual rate of 0.25% of the fund's average daily net assets attributable to Class A shares.

The Class A Plan does not provide for the carryover of reimbursable expenses beyond 12 months from the time the fund is first invoiced for an expense. The limited carryover provision in the Class A Plan may result in an expense invoiced to the fund in one fiscal year being paid in the subsequent fiscal year and thus being treated for purposes of calculating the maximum expenditures of the fund as having been incurred in the subsequent fiscal year. In the event of termination or non-continuance of the Class A Plan, the fund has 12 months to reimburse any expense which it incurs prior to such termination or non-continuance, provided that payments by the fund during such 12-month period shall not exceed 0.25% of the fund's average daily net assets attributable to Class A shares during such period. See Annual Fee, Expense and Other Information for the amount, if any, of carryover of distribution expenses as of the end of the most recent calendar year.

Class B Plan. PFD pays the selling broker-dealer a commission on the sale of Class B shares equal to 3.75% of the amount invested. This commission is paid at the time of sale of the Class B shares. In order to be entitled to a commission, the selling broker-dealer must have entered into a sales agreements with PFD. At the time of the sale of a Class B share, PFD may also advance to the broker-dealer, from PFD's own assets, the first-year service fee payable under the Class B Plan at a rate up to 0.25% of the purchase price of such shares. If such an advance is made, the broker-dealer would not receive any further service fee until the 13th month following the purchase of Class B shares. As compensation for advancing the service fee, PFD may retain the service fee paid by the fund with respect to such shares for the first year after purchase.

The Class B Plan provides that the fund shall pay to PFD, as the fund's distributor for its Class B shares:

         o a distribution fee equal on an annual basis to 0.75% of the fund's average daily net assets attributable to Class B shares. The distribution fee compensates PFD for its distribution services with respect to Class B shares. PFD pays the commissions to broker-dealers discussed above and also pays:

                  o the cost of printing prospectuses and reports used for sales purposes and the preparation and printing of sales literature and

                  o other distribution-related expenses, including, without limitation, the cost necessary to provide distribution-related services, or personnel, travel, office expenses and equipment.

         o a service fee equal to 0.25% of the fund's average daily net assets attributable to Class B shares. PFD in turn pays the service fee to broker-dealers at a rate of up to 0.25% of the fund's average daily net assets attributable to Class B shares owned by shareholder for whom that broker-dealer is the holder or dealer of record. This service fee compensates the broker-dealer for providing personal services and/or account maintenance services rendered by the broker-dealer with respect to Class B shares. PFD may from time to time require that dealers, in addition to providing these services, meet certain criteria in order to receive service fees. PFD is entitled to retain all service fees with respect to Class B shares for which there is no dealer of record or with respect to which a dealer is not otherwise entitled to a service fee. Such service fees are paid to PFD for personal services and/or account maintenance services that PFD or its affiliates perform for shareholder accounts.

PFD also receives contingent deferred sales charges ("CDSCs") attributable to Class B shares to compensate PFD for its distribution expenses. When a broker-dealer sells Class B shares and elects, with PFD's approval, to waive its right to receive the commission normally paid at the time of the sale, PFD may cause all or a portion of the distribution fees described above to be paid to the broker-dealer.

Since PFD pays commissions to broker-dealers at the time of the sale of Class B shares but only receives compensation for such expenses over time through the distribution fee and CDSC, the Class B Plan and underwriting agreement permit PFD to finance the payment of commissions to broker-dealers. In order to facilitate such financing, the fund has agreed that the distribution fee will not be terminated or modified (including a modification in the rules relating to the conversion of Class B shares into Class A shares) with respect to Class B shares:

         o        issued prior to the date of any termination or modification;

         o attributable to Class B shares issued through one or a series of exchanges of shares of another investment company for which PFD acts as principal underwriter which were initially issued prior to the date of such termination or modification; or

         o issued as a dividend or distribution upon Class B shares initially issued or attributable to Class B shares issued prior to the date of any such termination or modification.

The foregoing limitation does not apply to Class B shares issued after the termination or modification. The foregoing limitation on terminating or modifying the Class B Plan also does not apply to a termination or modification:

         o if a change in the 1940 Act, the rules or regulations under the 1940 Act, the Conduct Rules of the NASD or an order of any court or governmental agency requires such termination or modification (e.g. if the Conduct Rules were amended to establish a lower limit on the maximum aggregate sales charges that could be imposed on sales of fund shares);

         o if the fund (or any successor) terminates the Class B Plan and all payments under the plan and neither the fund (nor any successor) establishes another class of shares which has substantially similar characteristics to the Class B shares of the fund; or

         o at any time by the Board of Trustees. However, the Board of Trustees may terminate or modify the Class B Plan only if the fund and Pioneer agree that none of the fund, PFD or any of their affiliates will pay, after the date of termination or modification, a service fee with respect to the fund's Class B shares and the termination or modification of the distribution fee applies equally to all Class B shares outstanding from time to time.

In the underwriting agreement, the fund agrees that subsequent to the issuance of a Class B share, the fund will not waive or change any CDSC (including a change in the rules applicable to conversion of Class B shares into another class) in respect of such Class B share, except:

         o as provided in the fund's prospectus or statement of additional information; or

         o as required by a change in the 1940 Act and the rules and regulations thereunder, the Conduct Rules of the NASD or any order of any court or governmental agency.


Class C Plan. Commissions on the sale of Class C shares of up to 0.75% of the amount invested in Class C shares are paid to broker-dealers who have sales agreements with PFD. PFD may also advance to dealers the first-year service fee payable under the Class C Plan at a rate up to 0.25% of the purchase price of such shares. As compensation for such advance of the service fee, PFD may retain the service fee paid by the fund with respect to such shares for the first year after purchase.

The Class C Plan provides that the fund will pay PFD, as the fund's distributor for its Class C shares, a distribution fee accrued daily and paid quarterly, equal on an annual basis to 0.75% of the fund's average daily net assets attributable to Class C shares and will pay PFD a service fee equal to 0.25% of the fund's average daily net assets attributable to Class C shares. PFD will in turn pay to securities dealers that enter into a sales agreement with PFD a distribution fee and a service fee at rates of up to 0.75% and 0.25%, respectively, of the fund's average daily net assets attributable to Class C shares owned by investors for whom that securities dealer is the holder or dealer of record. The service fee is intended to be in consideration of personal services and/or account maintenance services rendered by the dealer with respect to Class C shares. PFD will advance to dealers the first-year service fee at a rate equal to 0.25% of the amount invested. As compensation therefor, PFD may retain the service fee paid by the fund with respect to such shares for the first year after purchase. Commencing in the 13th month following the purchase of Class C shares, dealers will become eligible for additional annual distribution fees and service fees of up to 0.75% and 0.25%, respectively, of the net asset value of such shares. Dealers may from time to time be required to meet certain other criteria in order to receive service fees. PFD or its affiliates are entitled to retain all service fees payable under the Class C Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by PFD or its affiliates for shareholder accounts.

The purpose of distribution payments to PFD under the Class C Plan is to compensate PFD for its distribution services with respect to Class C shares of the fund. PFD pays commissions to dealers as well as expenses of printing prospectuses and reports used for sales purposes, expenses with respect to the preparation and printing of sales literature and other distribution-related expenses, including, without limitation, the cost necessary to provide distribution-related services, or personnel, travel, office expenses and equipment. The Class C Plan also provides that PFD will receive all CDSCs attributable to Class C shares. When a broker-dealer sells Class C shares and elects, with PFD's approval, to waive its right to receive the commission normally paid at the time of the sale, PFD may cause all or a portion of the distribution fees described above to be paid to the broker-dealer.

General

In accordance with the terms of each Plan, PFD provides to the fund for review by the Trustees a quarterly written report of the amounts expended under the Plan and the purposes for which such expenditures were made. In the Trustees' quarterly review of the Plans, they will consider the continued appropriateness and the level of reimbursement or compensation the Plans provide.

No interested person of the fund, nor any Trustee of the fund who is not an interested person of the fund, has any direct or indirect financial interest in the operation of the Plans except to the extent that PFD and certain of its employees may be deemed to have such an interest as a result of receiving a portion of the amounts expended under the Plans by the fund and except to the extent certain officers may have an interest in PFD's ultimate parent, UniCredito Italiano, or in UniCredito Italiano's subsidiaries.

Each Plan's adoption, terms, continuance and termination are governed by Rule 12b-1 under the 1940 Act. The Board of Trustees believes that there is a reasonable likelihood that the Plans will benefit the fund and its current and future shareholders. The Plans may not be amended to increase materially the annual percentage limitation of average net assets which may be spent for the services described therein without approval of the shareholders of the fund affected thereby, and material amendments of the Plans must also be approved by the Trustees as provided in Rule 12b-1.

See Annual Fee, Expense and Other Information for fund expenses under the Class A Plan, Class B Plan and Class C Plan and CDSCs paid to PFD for the most recently completed fiscal year.

Upon redemption, Class A shares may be subject to a 1% CDSC, Class B shares are subject to a CDSC at a rate declining from a maximum 4% of the lower of the cost or market value of the shares and Class C shares may be subject to a 1% CDSC.

6.       SHAREHOLDER SERVICING/TRANSFER AGENT

The fund has contracted with PIMSS, 60 State Street, Boston, Massachusetts 02109, to act as shareholder servicing and transfer agent for the fund.

Under the terms of its contract with the fund, PIMSS services shareholder accounts, and its duties include: (i) processing sales, redemptions and exchanges of shares of the fund; (ii) distributing dividends and capital gains associated with the fund's portfolio; and (iii) maintaining account records and responding to shareholder inquiries.

PIMSS receives an annual fee of $28.00 for each Class A, Class B, Class C and Class Y shareholder account from the fund as compensation for the services described above. PIMSS is also reimbursed by the fund for its cash out-of-pocket expenditures. The fund may compensate entities which have agreed to provide certain sub-accounting services such as specific transaction processing and recordkeeping services. Any such payments by the fund would be in lieu of the per account fee which would otherwise be paid by the fund to PIMSS.

7.       CUSTODIAN

Brown Brothers Harriman & Co., 40 Water Street, Boston, Massachusetts 02109, is the custodian of the fund's assets. The custodian's responsibilities include safekeeping and controlling the fund's cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the fund's investments.

8.       INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[xxx], the fund's independent registered public accounting firm, provides audit services, tax return review, and assistance and consultation with respect to the preparation of filings with the SEC.


9.       PORTFOLIO MANAGEMENT

Additional Information About the Portfolio Manager

Other Accounts Managed by the Portfolio Manager. The table below indicates, for the portfolio manager of the fund, information about the accounts other than the fund over which the portfolio manager has day-to-day investment responsibility. All information on the number of accounts and total assets in the table is as of December 31, 2004. For purposes of the table, "Other Pooled Investment Vehicles" may include investment partnerships, undertakings for collective investments in transferable securities ("UCITS") and other non-U.S. investment funds and group trusts, and "Other Accounts" may include separate accounts for institutions or individuals, insurance company general or separate accounts, pension funds and other similar institutional accounts. Certain funds and other accounts managed by the portfolio manager may have substantially similar investment strategies.

-----------------------------------------------------------------------------------------------------------------------
Name of Portfolio   Type of Account  Number of Accounts    Total Assets        Number of Accounts Assets Managed for
Manager                              Managed               Managed             Managed for which  which Advisory Fee
                                                                               Advisory Fee is    is Performance-Based
                                                                               Performance-Based
-----------------------------------------------------------------------------------------------------------------------
 Andrew Feltus       Other            5                     $1,104,549,000      0                  N/A
                     Registered
                     Investment
                     Companies
                     --------------------------------------------------------------------------------------------------
                     Other Pooled     2                     $23,347,000         0                  N/A
                     Investment
                     Vehicles
                     --------------------------------------------------------------------------------------------------
                     Other Accounts   5                     $1,169,000          0                  N/A
-----------------------------------------------------------------------------------------------------------------------

Potential Conflicts of Interest. When a portfolio manager is responsible for the management of more than one account, the potential arises for the portfolio manager to favor one account over another. The principal types of potential conflicts of interest that may arise are discussed below. For the reasons outlined below, Pioneer does not believe that any material conflicts are likely to arise out of a portfolio manager's responsibility for the management of the fund as well as one or more other accounts. Although Pioneer has adopted procedures that it believes are reasonably designed to detect and prevent violations of the federal securities laws and to mitigate the potential for conflicts of interest to affect its portfolio management decisions, there can be no assurance that all conflicts will be identified or that all procedures will be effective in mitigating the potential for such risks. Generally, the risks of such conflicts of interests are increased to the extent that a portfolio manager has a financial incentive to favor one account over another. Pioneer has structured its compensation arrangements in a manner that is intended to limit such potential for conflicts of interests. See "Compensation of Portfolio Managers" below.

         o A portfolio manager could favor one account over another in allocating new investment opportunities that have limited supply, such as initial public offerings and private placements. If, for example, an initial public offering that was expected to appreciate in value significantly shortly after the offering was allocated to a single account, that account may be expected to have better investment performance than other accounts that did not receive an allocation of the initial public offering.

         o A portfolio manager could favor one account over another in the order in which trades for the accounts are placed. If a portfolio manager determines to purchase a security for more than one account in an aggregate amount that may influence the market price of the security, accounts that purchased or sold the security first may receive a more favorable price than accounts that made subsequent transactions. The less liquid the market for the security or the greater the percentage that the proposed aggregate purchases or sales represent of average daily trading volume, the greater the potential for accounts that make subsequent purchases or sales to receive a less favorable price. When a portfolio manager intends to trade the same security on the same day for more than one account, the trades typically are "bunched," which means that the trades for the individual accounts are aggregated and each account receives the same price. There are some types of accounts as to which bunching may not be possible for contractual reasons (such as directed brokerage arrangements). Circumstances may also arise where the trader believes that bunching the orders may not result in the best possible price. Where those accounts or circumstances are involved, Pioneer will place the order in a manner intended to result in as favorable a price as possible for such client.

         o A portfolio manager could favor an account if the portfolio manager's compensation is tied to the performance of that account to a greater degree than other accounts managed by the portfolio manager. If, for example, the portfolio manager receives a bonus based upon the performance of certain accounts relative to a benchmark while other accounts are disregarded for this purpose, the portfolio manager will have a financial incentive to seek to have the accounts that determine the portfolio manager's bonus achieve the best possible performance to the possible detriment of other accounts. Similarly, if Pioneer receives a performance-based advisory fee, the portfolio manager may favor that account, whether or not the performance of that account directly determines the portfolio manager's compensation.

         o A portfolio manager could favor an account if the portfolio manager has a beneficial interest in the account, in order to benefit a large client or to compensate a client that had poor returns. For example, if the portfolio manager held an interest in an investment partnership that was one of the accounts managed by the portfolio manager, the portfolio manager would have an economic incentive to favor the account in which the portfolio manager held an interest.

         o If the different accounts have materially and potentially conflicting investment objectives or strategies, a conflict of interest could arise. For example, if a portfolio manager purchases a security for one account and sells the same security for another account, such trading pattern may disadvantage either the account that is long or short. In making portfolio manager assignments, Pioneer seeks to avoid such potentially conflicting situations. However, where a portfolio manager is responsible for accounts with differing investment objectives and policies, it is possible that the portfolio manager will conclude that it is in the best interest of one account to sell a portfolio security while another account continues to hold or increase the holding in such security.

Compensation of Portfolio Managers. Pioneer has adopted a system of compensation for portfolio managers and seeks to align the financial interests of the portfolio managers with both those of shareholders of the accounts the portfolio managers manage, through incentive payments based in part on the relative investment performance of those funds, and also Pioneer through incentive payments based in part on Pioneer's financial performance. Pioneer's compensation arrangements with its portfolio managers are determined on the basis of the portfolio manager's overall services to Pioneer and its affiliates and not on the basis of specific funds or accounts managed by the portfolio manager. The compensation program for all Pioneer portfolio managers includes a base salary (determined by the rank and tenure of the employee) and an annual bonus program, as well as customary benefits that are offered generally to all full-time employees. Base compensation is fixed and normally reevaluated on an annual basis. Pioneer seeks to set base compensation at market rates, taking into account the experience and responsibilities of the portfolio manager. The bonus plan is intended to provide a competitive level of annual bonus compensation that is tied to the portfolio manager achieving superior investment performance and aligns the financial incentives of Pioneer and the investment professional. Any bonus under the plan is completely discretionary, with a maximum annual bonus that may be in excess of base salary. The annual bonus is based upon a combination of the following factors:

         o Quantitative Investment Performance. The quantitative investment performance calculation is based on pre-tax performance of all of the accounts managed by the portfolio manager (which includes the fund and any other accounts managed by the portfolio manager) over a one-year period (20% weighting) and four-year period (80% weighting), measured for periods ending on December 31. The account is ranked against its peer group universe (60%) and a broad-based securities market index (40%).

         o Qualitative Performance. The qualitative performance component includes specific objectives that are mutually established and evaluated by each portfolio manager and management.

         o Company Results and Business Line Results. Company results and business/division line results affect a portfolio manager's actual bonus by a leverage factor of plus or minus (+/-) a predetermined percentage.

Certain portfolio managers participate in an incentive plan whereby senior executives or other key employees are granted options in stock of Pioneer Global Asset Management S.p.A., an affiliate of Pioneer, at the then fair value of the underlying stock. These options are generally exercisable within three years.

Share Ownership by Portfolio Manager. As of the date of this statement of additional information, the fund had not commenced operations. The following table indicates as of the date of this statement of additional information the value, within the indicated range, of shares beneficially owned by the portfolio manager of the fund.

--------------------------------------------------------------------------------
Name of Portfolio Manager              Beneficial Ownership of the Fund*
--------------------------------------------------------------------------------
Andrew Feltus                          A
--------------------------------------------------------------------------------

*Key to Dollar Ranges
A.       None
B.       $1 - $10,000
C.       $10,001 - $50,000
D.       $50,001 - $100,000
E.       $100,001 - $500,000
F.       $500,001 - $1,000,000
G.       Over $1,000,000


10.      PORTFOLIO TRANSACTIONS

All orders for the purchase or sale of portfolio securities are placed on behalf of the fund by Pioneer pursuant to authority contained in the fund's management contract. Securities purchased and sold on behalf of the fund normally will be traded in the over-the counter market on a net basis (i.e. without commission) through dealers acting for their own account and not as brokers or otherwise through transactions directly with the issuer of the instrument. The cost of securities purchased from underwriters includes an underwriter's commission or concession, and the prices at which securities are purchased and sold from and to dealers include a dealer's markup or markdown. Pioneer normally seeks to deal directly with the primary market makers unless, in its opinion, better prices are available elsewhere. Some securities are purchased and sold on an exchange or in over-the-counter transactions conducted on an agency basis involving a commission. Pioneer seeks to obtain the best execution on portfolio trades. The price of securities and any commission rate paid are always factors, but frequently not the only factors, in judging best execution. In selecting brokers or dealers, Pioneer considers various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability and financial condition of the dealer; the dealer's execution services rendered on a continuing basis; and the reasonableness of any dealer spreads.

Pioneer may select broker-dealers that provide brokerage and/or research services to the fund and/or other investment companies or other accounts managed by Pioneer over which it or its affiliates exercise investment discretion. In addition, consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended, if Pioneer determines in good faith that the amount of commissions charged by a broker-dealer is reasonable in relation to the value of the brokerage and research services provided by such broker, the fund may pay commissions to such broker-dealer in an amount greater than the amount another firm may charge. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; providing stock quotation services, credit rating service information and comparative fund statistics; furnishing analyses, electronic information services, manuals and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and performance of accounts and particular investment decisions; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Pioneer maintains a listing of broker-dealers who provide such services on a regular basis. However, because many transactions on behalf of the fund and other investment companies or accounts managed by Pioneer are placed with broker-dealers (including broker-dealers on the listing) without regard to the furnishing of such services, it is not possible to estimate the proportion of such transactions directed to such dealers solely because such services were provided. Pioneer believes that no exact dollar value can be calculated for such services.

The research received from broker-dealers may be useful to Pioneer in rendering investment management services to the fund as well as other investment companies or other accounts managed by Pioneer, although not all such research may be useful to the fund. Conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of such other accounts may be useful to Pioneer in carrying out its obligations to the fund. The receipt of such research has not reduced Pioneer's normal independent research activities; however, it enables Pioneer to avoid the additional expenses which might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

The Pioneer funds have entered into third-party brokerage and/or expense offset arrangements to reduce the funds' total operating expenses. Pursuant to third-party brokerage arrangements, certain of the funds that invest primarily in U.S. equity securities may incur lower custody fees by directing brokerage to third-party broker-dealers. Pursuant to expense offset arrangements, the funds incur lower transfer agency expenses by maintaining their cash balances with the custodian. See "Financial highlights" in the prospectus.

See the table in "Annual Fee, Expense and Other Information" for aggregate brokerage and underwriting commissions paid by the fund in connection with its portfolio transactions during recently completed fiscal years. The Board of Trustees periodically reviews Pioneer's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the fund.

11.      DESCRIPTION OF SHARES

As an open-end management investment company, the trust continuously offers fund shares to the public and under normal conditions must redeem its shares upon the demand of any shareholder at the next determined net asset value per share less any applicable CDSC. See "Sales Charges." When issued and paid for in accordance with the terms of the prospectus and statement of additional information, shares of the fund are fully paid and non-assessable. Shares will remain on deposit with the fund's transfer agent and certificates will not normally be issued.

The trust's Agreement and Declaration of Trust, dated as of June 28, 2005 (the "Declaration"), as amended from time to time, permits the Board of Trustees to authorize the issuance of an unlimited number of full and fractional shares of beneficial interest which may be divided into such separate series as the Trustees may establish. Currently, the trust consists of seven series. The Trustees may, however, establish additional series of shares and may divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interests in the fund. The Declaration further authorizes the Trustees to classify or reclassify any series of the shares into one or more classes. Pursuant thereto, the Trustees have authorized the issuance of four classes of shares of the fund, designated as Class A shares, Class B shares, Class C shares and Class Y shares. Each share of a class of the fund represents an equal proportionate interest in the assets of the fund allocable to that class. Upon liquidation of the fund, shareholders of each class of the fund are entitled to share pro rata in the fund's net assets allocable to such class available for distribution to shareholders. The trust reserves the right to create and issue additional series or classes of shares, in which case the shares of each class of a series would participate equally in the earnings, dividends and assets allocable to that class of the particular series.

The shares of each class represent an interest in the same portfolio of investments of the fund. Each class has equal rights as to voting, redemption, dividends and liquidation, except that each class bears different distribution and transfer agent fees and may bear other expenses properly attributable to the particular class. Class A, Class B and Class C shareholders have exclusive voting rights with respect to the Rule 12b-1 Plans adopted by holders of those shares in connection with the distribution of shares.

Shareholders are entitled to one vote for each share held and may vote in the election of Trustees and on other matters submitted to a meeting of shareholders. Although Trustees are not elected annually by the shareholders, shareholders have, under certain circumstances, the right to remove one or more Trustees. The trust is not required, and does not intend, to hold annual shareholder meetings although special meetings may be called for the purpose of electing or removing Trustees, changing fundamental investment restrictions or approving a management contract.

The shares of each series of the trust are entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series vote together in the election and selection of Trustees and accountants. Shares of all series of the trust vote together as a class on matters that affect all series of the trust in substantially the same manner. As to matters affecting a single series or class, shares of such series or class will vote separately. No amendment adversely affecting the rights of shareholders may be made to the Declaration without the affirmative vote of a majority of the trust's shares. Shares have no preemptive or conversion rights, except that under certain circumstances Class B shares may convert to Class A shares.

As a Delaware statutory trust, the trust's operations are governed by the Declaration. Generally, Delaware statutory trust shareholders are not personally liable for obligations of the Delaware statutory trust under Delaware law. The Delaware Statutory Trust Act (the "Delaware Act") provides that a shareholder of a

Delaware statutory trust shall be entitled to the same limitation of liability extended to shareholders of private for-profit corporations. The Declaration expressly provides that the trust is organized under the Delaware Act and that the Declaration is to be governed by Delaware law. There is nevertheless a possibility that a Delaware statutory trust, such as the trust, might become a party to an action in another state whose courts refused to apply Delaware law, in which case the fund's shareholders could become subject to personal liability.

To guard against this risk, the Declaration (i) contains an express disclaimer of shareholder liability for acts or obligations of the trust and provides that notice of such disclaimer may be given in each agreement, obligation or instrument entered into or executed by the trust or its Trustees, (ii) provides for the indemnification out of trust property of any shareholders held personally liable for any obligations of the trust or any series of the trust and (iii) provides that the trust shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the fund and satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss beyond his or her investment because of shareholder liability is limited to circumstances in which all of the following factors are present: (1) a court refused to apply Delaware law; (2) the liability arose under tort law or, if not, no contractual limitation of liability was in effect; and (3) the fund itself would be unable to meet its obligations. In light of Delaware law, the nature of the trust's business and the nature of its assets, the risk of personal liability to a fund shareholder is remote.

In addition to the requirements under Delaware law, the Declaration provides that a shareholder of the fund may bring a derivative action on behalf of the fund only if the following conditions are met: (a) shareholders eligible to bring such derivative action under Delaware law who hold at least 10% of the outstanding shares of the fund, or 10% of the outstanding shares of the series or class to which such action relates, shall join in the request for the Trustees to commence such action; and (b) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the fund for the expense of any such advisers in the event that the Trustees determine not to bring such action.

The Declaration further provides that the trust shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the trust. The Declaration does not authorize the fund to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

The Declaration provides that any Trustee who is not an "interested person" of Pioneer shall be considered to be independent for purposes of Delaware law notwithstanding the fact that such Trustee receives compensation for serving as a trustee of the trust or other investment companies for which Pioneer acts as investment adviser.

12.      SALES CHARGES

The fund continuously offers four classes of shares designated as Class A, Class B, Class C shares and Class Y shares as described in the prospectuses. The fund offers its shares at a reduced sales charge to investors who meet certain criteria that permit the fund's shares to be sold with low distribution costs. These criteria are described below or in the prospectus.

Class A Share Sales Charges

You may buy Class A shares at the public offering price, including a sales charge, as follows:

                                            Sales Charge as a % of
                                            ----------------------
                                            Offering          Net Amount        Dealer
Amount of Purchase                          Price             Invested          Reallowance

Less than $100,000                          4.50              4.71              4.00
$100,000 but less than $250,000             3.50              3.63              3.00
$250,000 but less than $500,000             2.50              2.56              2.00
$500,000 but less than $1,000,000           2.00              2.04              1.75
$1,000,000 or more                          0.00              0.00              see below

The schedule of sales charges above is applicable to purchases of Class A shares of the fund by (i) an individual, (ii) an individual and his or her spouse and children under the age of 21 and (iii) a trustee or other fiduciary of a trust estate or fiduciary account or related trusts or accounts including pension, profit-sharing and other employee benefit trusts qualified under Sections 401 or 408 of the Code although more than one beneficiary is involved. The sales charges applicable to a current purchase of Class A shares of the fund by a person listed above is determined by adding the value of shares to be purchased to the aggregate value (at the then current offering price) of shares of any of the other Pioneer mutual funds previously purchased and then owned, provided PFD is notified by such person or his or her broker-dealer each time a purchase is made which would qualify. Pioneer mutual funds include all mutual funds for which PFD serves as principal underwriter. At the sole discretion of PFD, holdings of funds domiciled outside the U.S., but which are managed by affiliates of Pioneer, may be included for this purpose.

No sales charge is payable at the time of purchase on investments of $1 million or more, or for purchases by participants in employer-sponsored retirement plans described below subject to a CDSC of 1% which may be imposed in the event of a redemption of Class A shares within 18 months of purchase (one year of purchase for shares purchased prior to February 1, 2004). PFD may, in its discretion, pay a commission to broker-dealers who initiate and are responsible for such purchases as follows:

Accounts Other than Employer-Sponsored Retirement Plans
1.00%             Up to $4 million
0.50%             Next $46 million
0.25%             Over $50 million

Employer-Sponsored Retirement Plans
0.50%             Up to $50 million
0.25%             Over $50 million

These commissions shall not be payable if the purchaser is affiliated with the broker-dealer or if the purchase represents the reinvestment of a redemption made during the previous 12 calendar months. Broker-dealers who receive a commission in connection with Class A share purchases at net asset value by employer-sponsored retirement plans with at least $10 million in total plan assets (or that has 1,000 or more eligible participants for employer-sponsored retirement plans with accounts established with Pioneer on or before March 31,
2004) will be required to return any commissions paid or a pro rata portion thereof if the retirement plan redeems its shares within 18 months of purchase.

Letter of Intent ("LOI"). Reduced sales charges are available for purchases of $100,000 or more of Class A shares (excluding any reinvestments of dividends and capital gain distributions) made within a 13-month period pursuant to an LOI which may be established by completing the Letter of Intent section of the Account Application. The reduced sales charge will be the charge that would be applicable to the purchase of the specified amount of Class A shares as if the shares had all been purchased at the same time. A purchase not made pursuant to an LOI may be included if the LOI is submitted to PIMSS within 90 days of such purchase. You may also obtain the reduced sales charge by including the value (at current offering price) of all your Class A shares in the fund and all other Pioneer mutual funds held of record as of the date of your LOI in the amount used to determine the applicable sales charge for the Class A shares to be purchased under the LOI. Five percent of your total intended purchase amount will be held in escrow by PIMSS, registered in your name, until the terms of the LOI are fulfilled. When you sign the Account Application, you agree to irrevocably appoint PIMSS your attorney-in-fact to surrender for redemption any or all shares held in escrow with full power of substitution. An LOI is not a binding obligation upon the investor to purchase, or the fund to sell, the amount specified in the LOI.

If the total purchases, less redemptions, exceed the amount specified under the LOI and are in an amount which would qualify for a further quantity discount, all transactions will be recomputed on the expiration date of the LOI to effect the lower sales charge. Any difference in the sales charge resulting from such recomputation will be either delivered to you in cash or invested in additional shares at the lower sales charge. The dealer, by signing the Account Application, agrees to return to PFD, as part of such retroactive adjustment, the excess of the commission previously reallowed or paid to the dealer over that which is applicable to the actual amount of the total purchases under the LOI.

If the total purchases, less redemptions, are less than the amount specified under the LOI, you must remit to PFD any difference between the sales charge on the amount actually purchased and the amount originally specified in the LOI. When the difference is paid, the shares held in escrow will be deposited to your account. If you do not pay the difference in sales charge within 20 days after written request from PFD or your dealer, PIMSS, after receiving instructions from PFD, will redeem the appropriate number of shares held in escrow to realize the difference and release any excess.

Class B Shares

You may buy Class B shares at the net asset value per share next computed after receipt of a purchase order without the imposition of an initial sales charge; however, Class B shares redeemed within five years of purchase will be subject to a CDSC at the rates shown in the table below. The charge will be assessed on the amount equal to the lesser of the current market value or the original purchase cost of the shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase price, including shares derived from the reinvestment of dividends or capital gain distributions.

The amount of the CDSC, if any, will vary depending on the number of years from the time of purchase until the time of redemption of Class B shares. In processing redemptions of Class B shares, the fund will first redeem shares not subject to any CDSC and then shares held longest during the five-year period. As a result, you will pay the lowest possible CDSC.

The CDSC for Class B shares subject to a CDSC upon redemption will be determined as follows:

                                           CDSC as a % of Dollar
Year Since Purchase                        Amount Subject to CDSC

First                                               4.0
Second                                              4.0
Third                                               3.0
Fourth                                              2.0
Fifth                                               1.0
Sixth and thereafter                                0.0

Shares purchased prior to December 1, 2004 remain subject to the contingent deferred sales charges in effect at the time you purchased those shares.

Proceeds from the CDSC are paid to PFD and are used in whole or in part to defray PFD's expenses related to providing distribution-related services to the fund in connection with the sale of Class B shares, including the payment of compensation to broker-dealers.

Class B shares will automatically convert into Class A shares eight years after the purchase date, except as noted below. Class B shares acquired by exchange from Class B shares of another Pioneer mutual fund will convert into Class A shares based on the date of the initial purchase and the applicable CDSC. Class B shares acquired through reinvestment of distributions will convert into Class A shares based on the date of the initial purchase to which such shares relate. For this purpose, Class B shares acquired through reinvestment of distributions will be attributed to particular purchases of Class B shares in accordance with such procedures as the Trustees may determine from time to time. The conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel that such conversions will not constitute taxable events for U.S. federal income tax purposes. The conversion of Class B shares to Class A shares will not occur if such ruling or opinion is not available and, therefore, Class B shares would continue to be subject to higher expenses than Class A shares for an indeterminate period.

Class C Shares

You may buy Class C shares at net asset value per share next computed after receipt of a purchase order without the imposition of an initial sales charge; however, Class C shares redeemed within one year of purchase will be subject to a CDSC of 1%. The charge will be assessed on the amount equal to the lesser of the current market value or the original purchase cost of the shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase price, including shares derived from the reinvestment of dividends or capital gain distributions. Class C shares do not convert to any other class of fund shares.

In processing redemptions of Class C shares, the fund will first redeem shares not subject to any CDSC and then shares held for the longest period of time during the one-year period. As a result, you will pay the lowest possible CDSC.

Proceeds from the CDSC are paid to PFD and are used in whole or in part to defray PFD's expenses related to providing distribution-related services to the fund in connection with the sale of Class C shares, including the payment of compensation to broker-dealers.

Additional Payments to Dealers

From time to time, PFD or its affiliates may elect to make payments to broker-dealers in addition to the commissions described above. PFD may elect to reallow the entire initial sales charge to participating dealers for all Class A sales with respect to which orders are placed during a particular period. Dealers to whom substantially the entire sales charge is reallowed may be deemed to be underwriters under federal securities laws. Contingent upon the achievement of certain sales objectives, PFD may pay to Mutual of Omaha Investor Services, Inc. a fee of up to 0.20% on qualifying sales of the fund's Class A, Class B or Class C shares through such dealer. In addition, PFD or its affiliates may elect to pay broker-dealers an additional commission based on the net asset value of all of the fund's Class B or Class C shares sold by a dealer during a particular period.

PFD may elect to pay, at its own expense, additional cash or other incentives to dealers that sell or arrange for the sale of shares of the fund. Such cash or other incentives may take the form of payment for attendance at preapproved conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and preapproved sales campaigns or dealer-sponsored events. PFD may also elect to make expense reimbursements for special training of a dealer's registered representatives and other employees in group meetings or to help pay the expenses of sales contests. PFD will offer such cash and other incentives only to the extent permitted by applicable law or by a self-regulatory agency such as the NASD.

13.      REDEEMING SHARES

Redemptions may be suspended or payment postponed during any period in which any of the following conditions exist: the New York Stock Exchange (the "Exchange") is closed or trading on the Exchange is restricted; an emergency exists as a result of which disposal by the fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the fund to fairly determine the value of the net assets of its portfolio; or the SEC, by order, so permits.

Redemptions and repurchases are taxable transactions for shareholders that are subject to U.S. federal income tax. The net asset value per share received upon redemption or repurchase may be more or less than the cost of shares to an investor, depending on the market value of the portfolio at the time of redemption or repurchase.

Systematic Withdrawal Plan(s) ("SWP") (Class A, Class B and Class C Shares). A SWP is designed to provide a convenient method of receiving fixed payments at regular intervals from fund share accounts having a total value of not less than $10,000. You must also be reinvesting all dividends and capital gain distributions to use the SWP option.

Periodic payments of $50 or more will be deposited monthly, quarterly, semiannually or annually directly into a bank account designated by the applicant or will be sent by check to the applicant, or any person designated by the applicant. Payments can be made either by check or electronic funds transfer to a bank account designated by you. Withdrawals from Class B and Class C share accounts are limited to 10% of the value of the account at the time the SWP is established. See "Qualifying for a reduced sales charge" in the prospectus. If you direct that withdrawal payments be paid to another person, want to change the bank where payments are sent or designate an address that is different from the account's address of record after you have opened your account, a medallion signature guarantee must accompany your instructions. Withdrawals under the SWP are redemptions that may have tax consequences for you.

While you are making systematic withdrawals from your account, you may pay unnecessary initial sales charges on additional purchases of Class A shares or contingent deferred sales charges. SWP redemptions reduce and may ultimately exhaust the number of shares in your account. In addition, the amounts received by a shareholder cannot be considered as yield or income on his or her investment because part of such payments may be a return of his or her investment.

A SWP may be terminated at any time (1) by written notice to PIMSS or from PIMSS to the shareholder; (2) upon receipt by PIMSS of appropriate evidence of the shareholder's death; or (3) when all shares in the shareholder's account have been redeemed.

You may obtain additional information by calling PIMSS at 1-800-225-6292.

Reinstatement Privilege (Class A and Class B Shares). Subject to the provisions outlined in the prospectus, you may reinvest all or part of your sale proceeds from Class A or Class B shares without a sales charge into Class A shares of a Pioneer mutual fund. However, the distributor will not pay your investment firm a commission on any reinvested amount.

14.      TELEPHONE AND ONLINE TRANSACTIONS

You may purchase, exchange or sell Class A, Class B or Class C shares by telephone or online. See the prospectus for more information. For personal assistance, call 1-800-225-6292 between 8:00 a.m. and 7:00 p.m. Eastern time on weekdays. Computer-assisted telephone transactions may be available to shareholders who have prerecorded certain bank information (see "FactFone(SM)"). You are strongly urged to consult with your investment professional prior to requesting any telephone or online transaction.

Telephone Transaction Privileges. To confirm that each transaction instruction received by telephone is genuine, the fund will record each telephone transaction, require the caller to provide validating information for the account and send you a written confirmation of each telephone transaction. Different procedures may apply to accounts that are registered to non-U.S. citizens or that are held in the name of an institution or in the name of an investment broker-dealer or other third party. If reasonable procedures, such as those described above, are not followed, the fund may be liable for any loss due to unauthorized or fraudulent instructions. The fund may implement other procedures from time to time. In all other cases, neither the fund, PIMSS nor PFD will be responsible for the authenticity of instructions received by telephone; therefore, you bear the risk of loss for unauthorized or fraudulent telephone transactions.

Online Transaction Privileges. If your account is registered in your name, you may be able buy, exchange or sell fund shares online. Your investment firm may also be able to buy, exchange or sell your fund shares online.

To establish online transaction privileges:
|X| For new accounts, complete the online section of the account application
|X| For existing accounts, complete an account options form, write to the transfer agent or complete the online authorization screen on www.pioneerfunds.com

To use online transactions, you must read and agree to the terms of an online transaction agreement available on the Pioneer website. When you or your investment firm requests an online transaction the transfer agent electronically records the transaction, requires an authorizing password and sends a written confirmation. The fund may implement other procedures from time to time. Different procedures may apply if you have a non-U.S. account or if your account is registered in the name of an institution, broker-dealer or other third party. You may not be able to use the online transaction privilege for certain types of accounts, including most retirement accounts.

Telephone and Website Online Access. You may have difficulty contacting the fund by telephone or accessing www.pioneerfunds.com during times of market volatility or disruption in telephone or Internet services. On Exchange holidays or on days when the Exchange closes early, Pioneer will adjust the hours for the telephone center and for online transaction processing accordingly. If you are unable to access pioneerfunds.com or to reach the fund by telephone, you should communicate with the fund in writing.

FactFone(SM). FactFone(SM) is an automated inquiry and telephone transaction system available to Pioneer mutual fund shareholders by dialing 1-800-225-4321. FactFone(SM) allows shareholder access to current information on Pioneer mutual fund accounts and to the prices and yields of all publicly available Pioneer mutual funds. In addition, you may use FactFone(SM) to make computer-assisted telephone purchases, exchanges or redemptions from your Pioneer mutual fund accounts, access your account balances and last three transactions and order a duplicate statement if you have activated your PIN. Telephone purchases or redemptions require the establishment of a bank account of record. You are strongly urged to consult with your investment professional prior to requesting any telephone transaction. Shareholders whose accounts are registered in the name of a broker-dealer or other third party may not be able to use FactFone(SM). Call PIMSS for assistance.

FactFone(SM) allows shareholders to hear the following recorded fund information:

o        net asset value prices for all Pioneer mutual funds;

o        annualized 30-day yields on Pioneer's fixed income funds;

o annualized 7-day yields and 7-day effective (compound) yields for Pioneer's money market funds; and

o        dividends and capital gain distributions on all Pioneer mutual funds.

Yields are calculated in accordance with SEC mandated standard formulas.

All performance numbers communicated through FactFone(SM) represent past performance, and figures include the maximum applicable sales charge. A shareholder's actual yield and total return will vary with changing market conditions. The value of each class of shares (except for Pioneer Cash Reserves Fund and Pioneer Tax Free Money Market Fund, which each seek to maintain a stable $1.00 share price) will also vary, and such shares may be worth more or less at redemption than their original cost.

15.      PRICING OF SHARES

The net asset value per share of each class of the fund is determined as of the close of regular trading on the Exchange (normally 4:00 p.m. Eastern time) on each day on which the Exchange is open for trading. As of the date of this statement of additional information, the Exchange is open for trading every weekday except for the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of each class of the fund is also determined on any other day on which the level of trading in its portfolio securities is sufficiently high that the current net asset value per share might be materially affected by changes in the value of its portfolio securities. The fund is not required to determine its net asset value per share on any day on which no purchase orders in good order for fund shares are received and no shares are tendered and accepted for redemption.

Ordinarily, investments in debt securities are valued on the basis of information furnished by a pricing service which utilizes primarily a matrix system (which reflects such factors as security prices, yields, maturities and ratings), supplemented by dealer and exchange quotations. Other securities are valued at the last sale price on the principal exchange or market where they are traded. Cash equivalent securities with remaining maturities of 60 days or less are valued at amortized cost, which is a method of determining a security's fair value. Securities which have not traded on the date of valuation or securities for which sales prices are not generally reported are valued at the mean between the current bid and asked prices.

Securities quoted in foreign currencies are converted to U.S. dollars utilizing foreign exchange rates employed by the fund's independent pricing services. Generally, trading in non U.S. securities is substantially completed each day at various times prior to the close of regular trading on the Exchange. The values of such securities used in computing the net asset value of the fund's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the Exchange. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the Exchange and will therefore not be reflected in the computation of the fund's net asset value. International securities markets may be open on days when the U.S. markets are closed. For this reason, the value of any international securities owned by the fund could change on a day you cannot buy or sell shares of the fund.

When prices determined using the foregoing methods are not available or are considered by Pioneer to be unreliable, the fund uses a security's fair value. Fair value is the valuation of a security determined on the basis of factors other than market value in accordance with procedures approved by the fund's trustees. The fund also may use the fair value of a security, including a non-U.S. security, when Pioneer determines that prices determined using the foregoing methods no longer accurately reflect the value of the security due to factors affecting one or more relevant securities markets or the specific issuer. The use of fair value pricing by the fund may cause the net asset value of its shares to differ from the net asset value that would be calculated using closing market prices. In connection with making fair value determinations of the value of fixed income securities, the fund's Trustees may use a pricing matrix.

The net asset value per share of each class of the fund is computed by taking the value of all of the fund's assets attributable to a class, less the fund's liabilities attributable to that class, and dividing the result by the number of outstanding shares of that class. For purposes of determining net asset value, expenses of the classes of the fund are accrued daily and taken into account. The fund's maximum offering price per Class A share is determined by adding the maximum sales charge to the net asset value per Class A share.

Class B and Class C shares are offered at net asset value without the imposition of an initial sales charge (Class B and Class C shares may be subject to a CDSC).

16.      TAX STATUS


The fund intends to be treated and qualify each year as a "regulated investment company" under Subchapter M of the Code so that it will not pay U.S. federal income tax on income and capital gains distributed to shareholders (provided that the distribution requirements set forth below are satisfied). In order to qualify as a regulated investment company under Subchapter M of the Code, the fund must, among other things, derive at least 90% of its gross income for each taxable year from dividends, interest, payment with respect to securities loans, gains from the sale or other disposition of securities or foreign currencies and, for tax years beginning after October 22, 2004, net income derived from an interest in a qualified publicly traded partnership (as defined in Section 851(h) of the Code), or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "90% income test"), and satisfy certain quarterly asset diversification requirements.

If the fund qualifies as a regulated investment company and properly distributes to its shareholders each taxable year an amount equal to or exceeding the sum of
(i) 90% of its "investment company taxable income" as that term is defined in the Code (which includes, among other things, dividends, taxable interest, and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (ii) 90% of the excess of its gross tax-exempt interest, if any, over certain disallowed deductions, the fund generally will be relieved of U.S. federal income tax on any income of the fund, including "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), distributed to shareholders. However, if the fund meets such distribution requirements, but chooses to retain some portion of its investment company taxable income or net capital gain, it generally will be subject to U.S. federal income tax at regular corporate rates on the amount retained. The fund intends to distribute at least annually all or substantially all of its investment company taxable income, net tax-exempt interest, and net capital gain. If the fund did not qualify as a regulated investment company for any taxable year, it would be treated as a U.S. corporation subject to U.S. federal income tax, thereby subjecting any income earned by the fund to tax at the corporate level, and when such income is distributed, to a further tax at the shareholder level.

Under the Code, the fund will be subject to a nondeductible 4% U.S. federal excise tax on a portion of its undistributed ordinary income and capital gain net income if it fails to meet certain distribution requirements with respect to each calendar year. The fund intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.

The fund declares a dividend from net investment income each business day. Dividends are normally paid on the last business day of the month or shortly thereafter. The fund distributes any net short-term capital gains in November. The fund does not anticipate making any distributions of net long-term capital gains.

For U.S. federal income tax purposes, all dividends generally are taxable whether a shareholder takes them in cash or reinvests them in additional shares of the fund. In general, assuming the fund has sufficient earnings and profits, dividends from investment company taxable income are taxable as ordinary income. Since the fund's income is derived primarily from sources that do not pay qualified dividend income, dividends from the fund generally will not qualify for taxation at the maximum 15% U.S. federal income tax rate available to individuals on qualified dividend income.

Dividends from net capital gain, if any, that are designated as capital gain dividends are taxable to the fund's shareholders as long-term capital gains for U.S. federal income tax purposes without regard to the length of time the shareholder has held shares of the fund. The fund does not anticipate that it will earn or distribute any net capital gain.

Distributions by the fund in excess of the fund's current and accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in its shares and any such amount in excess of that basis will be treated as gain from the sale of shares, as discussed below. The U.S. federal income tax status of all distributions will be reported to shareholders annually.

Although dividends generally will be treated as distributed when paid, any dividend declared by the fund as of a record date in October, November or December and paid during the following January will be treated for U.S. federal income tax purposes as received by shareholders on December 31 of the calendar year in which it is declared. In addition, certain other distributions made after the close of a taxable year of the fund may be "spilled back" and treated as paid by the fund (except for purposes of the 4% excise tax) during such taxable year. In such case, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made.

If the fund invests in zero coupon securities or, in general, any other securities with original issue discount (or with market discount if the fund elects to include market discount in income currently), the fund generally must accrue income on such investments for each taxable year, which generally will be prior to the receipt of the corresponding cash payments. However, the fund must distribute, at least annually, all or substantially all of its investment company taxable income, including such accrued income, to shareholders to qualify as a regulated investment company under the Code and avoid U.S. federal income and excise taxes. Therefore, the fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to borrow the cash, to satisfy distribution requirements.

For U.S. federal income tax purposes, the fund is permitted to carry forward a net capital loss for any year to offset its capital gains, if any, for up to eight years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they would not result in U.S. federal income tax liability to the fund and are not expected to be distributed as such to shareholders. See "Annual Fee, Expense and Other Information" for the fund's available capital loss carryforwards.

Redemptions and exchanges of shares generally are taxable events for shareholders that are subject to tax but generally will not result in taxable gain or loss if the fund successfully maintains a constant net asset value per share. A loss may occur to the extent that a sales charge is imposed in connection with a purchase or a CDSC is imposed in connection with a redemption or exchange. In general, if fund shares are sold, the shareholder will recognize gain or loss equal to the difference, if any, between the amount realized on the sale and the shareholder's adjusted basis in the shares. Such gain or loss generally will be treated as long-term capital gain or loss if the shares were held for more than one year and otherwise generally will be treated as short-term capital gain or loss. Any loss recognized by a shareholder upon the redemption, exchange or other disposition of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Losses on redemptions or other dispositions of shares may be disallowed under "wash sale" rules in the event of other investments in the fund (including those made pursuant to reinvestment of dividends and/or capital gain distributions) within a period of 61 days beginning 30 days before and ending 30 days after a redemption or other disposition of shares. In such a case, the disallowed portion of any loss generally would be included in the U.S. federal tax basis of the shares acquired in the other investments. Shareholders should consult their tax advisers with reference to their individual circumstances to determine whether any particular transaction in fund shares is properly treated as a sale for tax purposes, as this discussion assumes, and the tax treatment of any gains or loses recognized in such transactions.

The fund's dividends and distributions will not qualify for any dividends-received deduction that might otherwise be available for certain dividends received by shareholders that are corporations.

The fund may be subject to withholding and other taxes imposed by foreign countries, including taxes on interest and capital gain (if any), with respect to its investments in those countries which would, if imposed, reduce the yield on or return from those investments. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes in some cases. The fund does not expect to satisfy the requirements for passing through to its shareholders their pro rata shares of qualified foreign taxes paid by the fund, with the result that shareholders will not include such taxes in their gross incomes and will not be entitled to a tax deduction or credit for such taxes on their own tax returns.

Shareholders that are exempt from U.S. federal income tax, such as retirement plans that are qualified under Section 401 of the Code, generally are not subject to U.S. federal income tax on fund dividends or distributions or on sales or exchanges of fund shares unless the acquisition of the fund shares was debt-financed. However, in the case of fund shares held through a non-qualified deferred compensation plan, fund dividends and distributions received by the plan and sales and exchanges of fund shares by the plan generally are taxable to the employer sponsoring such plan in accordance with the U.S. federal income tax laws governing deferred compensation plans.

A plan participant whose retirement plan invests in the fund, whether such plan is qualified or not, generally is not taxed on fund dividends or distributions received by the plan or on sales or exchanges of fund shares by the plan for U.S. federal income tax purposes. However, distributions to plan participants from a retirement plan account generally are taxable as ordinary income and different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the fund's distributions are derived from interest on (or, in the case of intangible property taxes, the value of its assets is attributable to) certain U.S. government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the fund may in its sole discretion provide relevant information to shareholders.

Federal law requires that the fund withhold (as "backup withholding") 28% of reportable payments, including dividends and capital gain distributions, if any, to shareholders who have not complied with IRS regulations. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must certify on their Account Applications, or on separate IRS Forms W-9, that the Social Security Number or other Taxpayer Identification Number they provide is their correct number and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. The fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that the number provided is incorrect or backup withholding is applicable as a result of previous underreporting of interest or dividend income.

The description of certain federal tax provisions above relates only to U.S. federal income tax consequences for shareholders who are U.S. persons, i.e., U.S. citizens or residents or U.S. corporations, partnerships, trusts or estates, and who are subject to U.S. federal income tax and hold their shares as capital assets. Except as otherwise provided, this description does not address the special tax rules that may be applicable to particular types of investors, such as financial institutions, insurance companies, securities dealers, or tax-exempt or tax-deferred plans, accounts or entities. Investors other than U.S. persons may be subject to different U.S. federal income tax treatment, including a non-resident alien U.S. withholding tax at the rate of 30% or at a lower treaty rate on amounts treated as ordinary dividends from the fund and, unless an effective IRS Form W 8BEN, or other authorized withholding certificate is on file, to backup withholding at the rate of 28% on certain other payments from the fund. Shareholders should consult their own tax advisers on these matters and on state, local, foreign and other applicable tax laws.


17.      INVESTMENT RESULTS

See "Annual Fee, Expense and Other Information" for performance information for each class of fund shares as of the most recently completed fiscal year.

18.      FINANCIAL STATEMENTS

[To be filed in a subsequent amendment.]

19.      ANNUAL FEE, EXPENSE AND OTHER INFORMATION

Pursuant to an agreement and plan of reorganization, AmSouth Treasury Reserve Money Market Fund, the predecessor fund, was reorganized as a series of Pioneer Series Trust IV, a Delaware statutory trust, on [_________, 2005].

Portfolio Turnover

Not applicable. (1)

Share Ownership

Not applicable.(1)


         Trustee Ownership of Shares of the Fund and Other Pioneer Funds

The following table indicates the value of shares that each Trustee beneficially owned in the fund and Pioneer Funds in the aggregate as of December 31, 2004. Beneficial ownership is determined in accordance with SEC rules. The share value of any closed-end fund is based on its closing market price on December 31, 2004. The share value of any open-end Pioneer Fund is based on the net asset value of the class of shares on December 31, 2004. The dollar ranges in this table are in accordance with SEC requirements.

------------------------------------------------------------------------------------------------------------
                                                                 Aggregate Dollar Range of Equity
                                     Dollar Range of Equity      Securities in All Registered Investment
Name of Trustee                      Securities in the Fund(1)   Companies in the Pioneer Family of Funds
------------------------------------------------------------------------------------------------------------
Interested Trustees
------------------------------------------------------------------------------------------------------------
John F. Cogan, Jr.                   None                        Over $100,000
------------------------------------------------------------------------------------------------------------
Osbert M. Hood                       None                        Over $100,000
------------------------------------------------------------------------------------------------------------
Independent Trustees
------------------------------------------------------------------------------------------------------------
David R. Bock+                       N/A                         N/A
------------------------------------------------------------------------------------------------------------
Mary K. Bush                         None                        $10,001-$50,000
------------------------------------------------------------------------------------------------------------
Richard H. Egdahl, M.D.++            None                        $50,001-$100,000
------------------------------------------------------------------------------------------------------------
Margaret B.W. Graham                 None                        $10,001 - $50,000
------------------------------------------------------------------------------------------------------------
Marguerite A. Piret                  None                        Over $100,000
------------------------------------------------------------------------------------------------------------
Stephen K. West                      None                        Over $100,000
------------------------------------------------------------------------------------------------------------
John Winthrop                        None                        Over $100,000
------------------------------------------------------------------------------------------------------------

+        Mr. Bock became a Trustee of the fund on January 1, 2005.
++       Dr. Egdahl retired as a Trustee of the fund on December 31, 2004.


                      Compensation of Officers and Trustees

The following table sets forth certain information with respect to the compensation of each Trustee of the fund.

------------------------------------------------------------------------------------------------------------
                                                         Pension or
                                   Aggregate             Retirement Benefits    Total Compensation from
                                   Compensation from     Accrued as Part of     the Fund and Other Pioneer
Name of Trustee                    Fund**                Fund Expenses          Funds***
------------------------------------------------------------------------------------------------------------
Interested Trustees:
------------------------------------------------------------------------------------------------------------
John F. Cogan, Jr*.                       $500                   $0.00                 $ 23,100.00
------------------------------------------------------------------------------------------------------------
Osbert M. Hood*                            500                   $0.00                   23,100.00
------------------------------------------------------------------------------------------------------------
Independent Trustees:
------------------------------------------------------------------------------------------------------------
David R. Bock+                             N/A                    N/A                       N/A
------------------------------------------------------------------------------------------------------------
Mary K. Bush                               xxx                    0.00                  $116,500.00
------------------------------------------------------------------------------------------------------------
Richard H. Egdahl, M.D.++                  xxx                    0.00                   112,250.00
------------------------------------------------------------------------------------------------------------
Margaret B.W. Graham                       xxx                    0.00                   122,875.00
------------------------------------------------------------------------------------------------------------
Marguerite A. Piret                        xxx                    0.00                   130,000.00
------------------------------------------------------------------------------------------------------------
Stephen K. West                            xxx                    0.00                   105,875.00
------------------------------------------------------------------------------------------------------------
John Winthrop                              xxx                    0.00                   113,050.00
------------------------------------------------------------------------------------------------------------
Total:                                     xxx                   $0.00                  $746,750.00
------------------------------------------------------------------------------------------------------------

* Under the management contract, Pioneer reimburses the fund for any Interested Trustee fees paid by the fund.
**       Estimated for the fiscal year ended July 31, 2005.
*** For the calendar year ended December 31, 2004. There are 82 U.S. registered investment portfolios in the Pioneer Family of Funds.
+        Mr. Bock became a Trustee of the fund on January 1, 2005.
++       Dr. Egdahl retired as a Trustee of the fund on December 31, 2004.

Approximate Management Fees the Fund Paid to AmSouth

Not Applicable. (1)

Approximate Management Fees the Fund Paid or Owed Pioneer

Not Applicable. (1)

Fees the Fund Paid to Pioneer under the Administration Agreement

Not Applicable. (1)

Carryovers of Distribution Expenses

Not Applicable. (1)

Approximate Net Underwriting Commissions Retained by PFD (Class A)

Not Applicable. (1)

Approximate Commissions Reallowed to Dealers (Class A)

Not Applicable. (1)

Fund Expenses under the Distribution Plans

Not Applicable. (1)

CDSCs

Not Applicable. (1)

Brokerage and Underwriting Commissions (Portfolio Transactions)

Not Applicable. (1)

Capital Loss Carryforwards as of December 31, 2004

Not Applicable. (1)

(1) As of December 31, 2004, the fund had not yet commenced operation. As of the date of this statement of additional information the fund had not yet completed a fiscal year.

Average Annual Total Returns (December 31, 2004)*

----------------------------------------------------------------------------------------------------------------------
Class of Shares              One Year       Five Years      Ten Years        Since Inception      Inception Date
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class A Shares                                                                                    xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return before taxes
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class B Shares                                                                                    xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return before taxes
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class C Shares                                                                                    xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return before taxes
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Class Y Shares
----------------------------------------------------------------------------------------------------------------------
Return before taxes                                                                               xx/xx/xx**
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
----------------------------------------------------------------------------------------------------------------------
Return after taxes on
distributions
and sale of shares
----------------------------------------------------------------------------------------------------------------------

* Reflects any applicable sales charge. The performance of each class of the fund includes the performance of the predecessor fund's shares prior to the reorganization, which has been restated to reflect differences in any applicable sales charges (but not differences in expenses). If all the expenses of the fund were reflected, the performance would be lower.

** Reflects the inception dates of the predecessor fund. Inception date of Class A, Class B, Class C and Class Y shares was [_______, 2005].

Standardized 30-Day Yield (As of __________, 2005)

Class of Shares                       Yield (%)

Class A Shares
Class B Shares
Class C Shares
Class Y Shares

Standardized 30-Day Yield (As of _______, 2005)
(absent expense limitation)

Class of Shares                       Yield (%)

Class A Shares
Class B Shares
Class C Shares
Class Y Shares

Taxable Equivalent Yield (35% Federal Income Tax Bracket) (As of _________,
2005)

Class of Shares                       Yield (%)
Class A Shares
Class B Shares
Class C Shares
Class Y Shares

Taxable Equivalent Yield (35% Federal Income Tax Bracket) (As of ________, 2005) (absent expense limitation)

Class of Shares                       Yield (%)
Class A Shares
Class B Shares
Class C Shares
Class Y Shares

20. APPENDIX A - DESCRIPTION OF SHORT-TERM DEBT, CORPORATE BOND AND PREFERRED STOCK RATINGS1

Moody's Investors Service, Inc. ("Moody's") Prime Rating System

Moody's short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. Such obligations generally have an original maturity not exceeding one year, unless explicitly noted.

Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Prime-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

Leading market positions in well-established industries.
High rates of return on funds employed.
Conservative capitalization structure with moderate reliance on debt and ample asset protection. Broad margins in earnings coverage of fixed financial charges and high internal cash generation. Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2: Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-2 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3: Issuers (or supporting institutions) rated Prime-3 have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime: Issuers rated Not Prime do not fall within any of the Prime rating categories.

In addition, in certain countries the prime rating may be modified by the issuer's or guarantor's senior unsecured long-term debt rating.

Moody's Debt Ratings

Aaa: Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are

----------------

(1) The ratings indicated herein are believed to be the most recent ratings available at the date of this statement of additional information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which will be given to these securities on the date of the fund's fiscal year-end.

protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A: Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa: Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's assigns ratings to individual debt securities issued from medium-term note (MTN) programs, in addition to indicating ratings to MTN programs themselves. Notes issued under MTN programs with such indicated ratings are rated at issuance at the rating applicable to all pari passu notes issued under the same program, at the program's relevant indicated rating, provided such notes do not exhibit any of the characteristics listed below. For notes with any of the following characteristics, the rating of the individual note may differ from the indicated rating of the program:

1) Notes containing features which link the cash flow and/or market value to the credit performance of any third party or parties.
2) Notes allowing for negative coupons, or negative principal.

3) Notes containing any provision which could obligate the investor to make any additional payments.

Market participants must determine whether any particular note is rated, and if so, at what rating level.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Standard & Poor's Short-Term Issue Credit Ratings

A-1: A short-term obligation rated A-1 is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated B is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C: A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Standard & Poor's Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

         o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
         o        Nature of and provisions of the obligation;
         o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA: An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated AA differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated CC is currently highly vulnerable to nonpayment.

C: A subordinated debt or preferred stock obligation rated C is currently highly vulnerable to nonpayment. The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A C also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D: An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r: This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R.: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Local Currency and Foreign Currency Risks

Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

The ratings indicated herein are believed to be the most recent ratings available at the date of this statement of additional information for the securities listed. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings indicated do not necessarily represent ratings which will be given to these securities on the date of the fund's fiscal year-end.

21.

                     Proxy Voting Policies and Procedures of
                       Pioneer Investment Management, Inc.


                            VERSION DATED July, 2004


                                    Overview


Pioneer Investment Management, Inc. ("Pioneer") is a fiduciary that owes each of its client's duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting. When Pioneer has been delegated proxy-voting authority for a client, the duty of care requires Pioneer to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, Pioneer must place its client's interests ahead of its own and must cast proxy votes in a manner consistent with the best interest of its clients. Pioneer will vote all proxies presented in a timely manner.

The Proxy Voting Policies and Procedures are designed to complement Pioneer's investment policies and procedures regarding its general responsibility to monitor the performance and/or corporate events of companies that are issuers of securities held in accounts managed by Pioneer. Pioneer's Proxy Voting Policies summarize Pioneer's position on a number of issues solicited by companies held by Pioneer's clients. The policies are guidelines that provide a general indication on how Pioneer would vote but do not include all potential voting scenarios.

Pioneer's Proxy Voting Procedures detail monitoring of voting, exception votes, and review of conflicts of interest and ensure that case-by-case votes are handled within the context of the overall guidelines (i.e. best interest of client). The overriding goal is that all proxies for US and non-US companies that are received promptly will be voted in accordance with Pioneer's policies or specific client instructions. All shares in a company held by Pioneer-managed accounts will be voted alike, unless a client has given us specific voting instructions on an issue or has not delegated authority to us or the Proxy Voting Oversight Group determines that the circumstances justify a different approach.

Pioneer does not delegate the authority to vote proxies relating to its clients to any of its affiliates, which include other subsidiaries of UniCredito.

Any questions about these policies and procedures should be directed to the Proxy Coordinator.


                             Proxy Voting Procedures


Proxy Voting Service
Pioneer has engaged an independent proxy voting service to assist in the voting of proxies. The proxy voting service works with custodians to ensure that all proxy materials are received by the custodians and are processed in a timely fashion. To the extent applicable, the proxy voting service votes all proxies in accordance with the proxy voting policies established by Pioneer. The proxy voting service will refer proxy questions to the Proxy Coordinator (described below) for instructions under circumstances where: (1) the application of the proxy voting guidelines is unclear; (2) a particular proxy question is not covered by the guidelines; or (3) the guidelines call for specific instructions on a case-by-case basis. The proxy voting service is also requested to call to the Proxy Coordinator's attention specific proxy questions that, while governed by a guideline, appear to involve unusual or controversial issues. Pioneer reserves the right to attend a meeting in person and may do so when it determines that the company or the matters to be voted on at the meeting are strategically important to its clients.

Proxy Coordinator
Pioneer's Director of Investment Operations (the "Proxy Coordinator") coordinates the voting, procedures and reporting of proxies on behalf of Pioneer's clients. The Proxy Coordinator will deal directly with the proxy voting service and, in the case of proxy questions referred by the proxy voting service, will solicit voting recommendations and instructions from the Director of Portfolio Management US or, to the extent applicable, investment sub-advisers. The Proxy Coordinator is responsible for ensuring that these questions and referrals are responded to in a timely fashion and for transmitting appropriate voting instructions to the proxy voting service. The Proxy Coordinator is responsible for verifying with the Compliance Department whether Pioneer's voting power is subject to any limitations or guidelines issued by the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries).

Referral Items
From time to time, the proxy voting service will refer proxy questions to the Proxy Coordinator that are described by Pioneer's policy as to be voted on a case-by-case basis, that are not covered by Pioneer's guidelines or where Pioneer's guidelines may be unclear with respect to the matter to be voted on. Under such certain circumstances, the Proxy Coordinator will seek a written voting recommendation from the Director of Portfolio Management US. Any such recommendation will include: (i) the manner in which the proxies should be voted; (ii) the rationale underlying any such decision; and (iii) the disclosure of any contacts or communications made between Pioneer and any outside parties concerning the proxy proposal prior to the time that the voting instructions are provided. In addition, the Proxy Coordinator will ask the Compliance Department to review the question for any actual or apparent conflicts of interest as described below under "Conflicts of Interest." The Compliance Department will provide a "Conflicts of Interest Report," applying the criteria set forth below under "Conflicts of Interest," to the Proxy Coordinator summarizing the results of its review. In the absence of a conflict of interest, the Proxy Coordinator will vote in accordance with the recommendation of the Director of Portfolio Management US.

If the matter presents a conflict of interest for Pioneer, then the Proxy Coordinator will refer the matter to the Proxy Voting Oversight Group for a decision. In general, when a conflict of interest is present, Pioneer will vote according to the recommendation of the Director of Portfolio Management US where such recommendation would go against Pioneer's interest or where the conflict is deemed to be immaterial. Pioneer will vote according to the recommendation of its proxy voting service when the conflict is deemed to be material and the Pioneer's internal vote recommendation would favor Pioneer's interest, unless a client specifically requests Pioneer to do otherwise. When making the final determination as to how to vote a proxy, the Proxy Voting Oversight Group will review the report from the Director of Portfolio Management US and the Conflicts of Interest Report issued by the Compliance Department.

Conflicts of Interest
A conflict of interest occurs when Pioneer's interests interfere, or appear to interfere with the interests of Pioneer's clients. Occasionally, Pioneer may have a conflict that can affect how its votes proxies. The conflict may be actual or perceived and may exist when the matter to be voted on concerns:

         An affiliate of Pioneer, such as another company belonging to the UniCredito Italiano S.p.A. banking group (a "UniCredito Affiliate");

         An issuer of a security for which Pioneer acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity (including those securities specifically declared by PGAM to present a conflict of interest for Pioneer);

         An issuer of a security for which UniCredito has informed Pioneer that a UniCredito Affiliate acts as a sponsor, advisor, manager, custodian, distributor, underwriter, broker, or other similar capacity; or

         A person with whom Pioneer (or any of its affiliates) has an existing, material contract or business relationship that was not entered into in the ordinary course of Pioneer's business.

         Pioneer will abstain from voting with respect to companies directly or indirectly owned by UniCredito Italiano Group, unless otherwise directed by a client. In addition, Pioneer will inform PGAM Global Compliance and the PGAM Independent Directors before exercising such rights.

Any associate involved in the proxy voting process with knowledge of any apparent or actual conflict of interest must disclose such conflict to the Proxy Coordinator and the Compliance Department. The Compliance Department will review each item referred to Pioneer to determine whether an actual or potential conflict of interest with Pioneer exists in connection with the proposal(s) to be voted upon. The review will be conducted by comparing the apparent parties affected by the proxy proposal being voted upon against the Compliance Department's internal list of interested persons and, for any matches found, evaluating the anticipated magnitude and possible probability of any conflict of interest being present. For each referral item, the determination regarding the presence or absence of any actual or potential conflict of interest will be documented in a Conflicts of Interest Report to the Proxy Coordinator.

Securities Lending
In conjunction with industry standards Proxies are not available to be voted when the shares are out on loan through either Pioneer's lending program or a client's managed security lending program. However, Pioneer will reserve the right to recall lent securities so that they may be voted according to the Pioneer's instructions. If a portfolio manager would like to vote a block of previously lent shares, the Proxy Coordinator will work with the portfolio manager and Investment Operations to recall the security, to the extent possible, to facilitate the vote on the entire block of shares.

Share-Blocking
"Share-blocking" is a market practice whereby shares are sent to a custodian (which may be different than the account custodian) for record keeping and voting at the general meeting. The shares are unavailable for sale or delivery until the end of the blocking period (typically the day after general meeting date). Pioneer will vote in those countries with "share-blocking." In the event a manager would like to sell a security with "share-blocking", the Proxy Coordinator will work with the Portfolio Manager and Investment Operations Department to recall the shares (as allowable within the market time-frame and practices) and/or communicate with executing brokerage firm. A list of countries with "share-blocking" is available from the Investment Operations Department upon request.

Record Keeping
The Proxy Coordinator shall ensure that Pioneer's proxy voting service:

         Retains a copy of the proxy statement received (unless the proxy statement is available from the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system);

         Retains a record of the vote cast;

         Prepares Form N-PX for filing on behalf of each client that is a registered investment company; and

         Is able to promptly provide Pioneer with a copy of the voting record upon its request.

The Proxy Coordinator shall ensure that for those votes that may require additional documentation (i.e. conflicts of interest, exception votes and case-by-case votes) the following records are maintained:

         A record memorializing the basis for each referral vote cast;

         A copy of any document created by Pioneer that was material in making the decision on how to vote the subject proxy; and

         A copy of any conflict notice, conflict consent or any other written communication (including emails or other electronic communications) to or from the client (or in the case of an employee benefit plan, the plan's trustee or other fiduciaries) regarding the subject proxy vote cast by, or the vote recommendation of, Pioneer.

Pioneer shall maintain the above records in the client's file for a period not less than ten (10) years.

Disclosure
Pioneer shall take reasonable measures to inform its clients of the process or procedures clients must follow to obtain information regarding how Pioneer voted with respect to assets held in their accounts. In addition, Pioneer shall describe to clients its proxy voting policies and procedures and will furnish a copy of its proxy voting policies and procedures upon request. This information may be provided to clients through Pioneer's Form ADV (Part II) disclosure, by separate notice to the client, or through Pioneer's website.

Proxy Voting Oversight Group
The members of the Proxy Voting Oversight Group are Pioneer's: Director of Portfolio Management US, Head of Investment Operations, and Director of Compliance. Other members of Pioneer will be invited to attend meetings and otherwise participate as necessary. The Head of Investment Operations will chair the Proxy Voting Oversight Group.

The Proxy Voting Oversight Group is responsible for developing, evaluating, and changing (when necessary) Pioneer's Proxy Voting Policies and Procedures. The group meets at least annually to evaluate and review these policies and procedures and the services of its third-party proxy voting service. In addition, the Proxy Voting Oversight Group will meet as necessary to vote on referral items and address other business as necessary.

Amendments
Pioneer may not amend its Proxy Voting Policies And Procedures without the prior approval of the Proxy Voting Oversight Group and its corporate parent, Pioneer Global Asset Management S.p.A


                              Proxy Voting Policies


Pioneer's sole concern in voting proxies is the economic effect of the proposal on the value of portfolio holdings, considering both the short- and long-term impact. In many instances, Pioneer believes that supporting the company's strategy and voting "for" management's proposals builds portfolio value. In other cases, however, proposals set forth by management may have a negative effect on that value, while some shareholder proposals may hold the best prospects for enhancing it. Pioneer monitors developments in the proxy-voting arena and will revise this policy as needed.

All proxies that are received promptly will be voted in accordance with the specific policies listed below. All shares in a company held by Pioneer-managed accounts will be voted alike, unless a client has given us specific voting instructions on an issue or has not delegated authority to us. Proxy voting issues will be reviewed by Pioneer's Proxy Voting Oversight Group, which consists of the Director of Portfolio Management US, the Director of Investment Operations (the Proxy Coordinator), and the Director of Compliance.

Pioneer has established Proxy Voting Procedures for identifying and reviewing conflicts of interest that may arise in the voting of proxies.

Clients may request, at any time, a report on proxy votes for securities held in their portfolios and Pioneer is happy to discuss our proxy votes with company management. Pioneer retains a proxy voting service to provide research on proxy issues and to process proxy votes.

Administrative
While administrative items appear infrequently in U.S. issuer proxies, they are quite common in non-U.S. proxies.

We will generally support these and similar management proposals:

     Corporate name change.

     A change of corporate headquarters.

     Stock exchange listing.

     Establishment of time and place of annual meeting.

     Adjournment or postponement of annual meeting.

     Acceptance/approval of financial statements.

     Approval of dividend payments, dividend reinvestment plans and other dividend-related proposals.

     Approval of minutes and other formalities.

     Authorization of the transferring of reserves and allocation of income.

     Amendments to authorized signatories.

     Approval of accounting method changes or change in fiscal year-end.

     Acceptance of labor agreements.

     Appointment of internal auditors.

Pioneer will vote on a case-by-case basis on other routine business; however, Pioneer will oppose any routine business proposal if insufficient information is presented in advance to allow Pioneer to judge the merit of the proposal. Pioneer has also instructed its proxy voting service to inform Pioneer of its analysis of any administrative items inconsistent, in its view, with supporting the value of Pioneer portfolio holdings so that Pioneer may consider and vote on those items on a case-by-case basis.

Auditors
We normally vote for proposals to:

         Ratify the auditors. We will consider a vote against if we are concerned about the auditors' independence or their past work for the company. Specifically, we will oppose the ratification of auditors and withhold votes from audit committee members if non-audit fees paid by the company to the auditing firm exceed the sum of audit fees plus audit-related fees plus permissible tax fees according to the disclosure categories proposed by the Securities and Exchange Commission.

         Restore shareholder rights to ratify the auditors.

We will normally oppose proposals that require companies to:

         Seek bids from other auditors.

         Rotate auditing firms, except where the rotation is statutorily required or where rotation would demonstrably strengthen financial disclosure.

         Indemnify auditors.

         Prohibit auditors from engaging in non-audit services for the company.


Board of Directors
On issues related to the board of directors, Pioneer normally supports management. We will, however, consider a vote against management in instances where corporate performance has been very poor or where the board appears to lack independence.

General Board Issues
Pioneer will vote for:

         Audit, compensation and nominating committees composed of independent directors exclusively.

         Indemnification for directors for actions taken in good faith in accordance with the business judgment rule. We will vote against proposals for broader indemnification.

         Changes in board size that appear to have a legitimate business purpose and are not primarily for anti-takeover reasons.

         Election of an honorary director.

We will vote against:
         Minimum stock ownership by directors.

         Term limits for directors. Companies benefit from experienced directors, and shareholder control is better achieved through annual votes.

         Requirements for union or special interest representation on the board.

         Requirements to provide two candidates for each board seat.

We will vote on a case-by case basis on these issues:

         Separate chairman and CEO positions. We will consider voting with shareholders on these issues in cases of poor corporate performance.

Elections of Directors
In uncontested elections of directors we will vote against:

         Individual directors with absenteeism above 25% without valid reason.
               We support proposals that require disclosure of director attendance.

         Insider directors and affiliated outsiders who sit on the audit, compensation, stock option or nominating committees. For the purposes of our policy, we accept the definition of affiliated directors provided by our proxy voting service.

We will also vote against:

         Directors who have failed to act on a takeover offer where the majority of shareholders have tendered their shares.

         Directors who appear to lack independence or are associated with very poor corporate performance.

         We will vote on a case-by case basis on these issues:

         Re-election of directors who have implemented or renewed a dead-hand or modified dead-hand poison pill (a "dead-hand poison pill" is a shareholder rights plan that may be altered only by incumbent or "dead" directors. These plans prevent a potential acquirer from disabling a poison pill by obtaining control of the board through a proxy vote).

         Contested election of directors.

         Prior to phase-in required by SEC, we would consider supporting election of a majority of independent directors in cases of poor performance.

         Mandatory retirement policies.

         Directors who have ignored a shareholder proposal that has been approved by shareholders for two consecutive years.

Takeover-Related Measures
Pioneer is generally opposed to proposals that may discourage takeover attempts. We believe that the potential for a takeover helps ensure that corporate performance remains high. Pioneer will vote for:

         Cumulative voting.

         Increase ability for shareholders to call special meetings.

         Increase ability for shareholders to act by written consent.

         Restrictions on the ability to make greenmail payments.

         Submitting rights plans to shareholder vote.

         Rescinding shareholder rights plans ("poison pills").

         Opting out of the following state takeover statutes:

         o Control share acquisition statutes, which deny large holders voting rights on holdings over a specified threshold.

         o Control share cash-out provisions, which require large holders to acquire shares from other holders.

         o Freeze-out provisions, which impose a waiting period on large holders before they can attempt to gain control.

         o Stakeholder laws, which permit directors to consider interests of non-shareholder constituencies.

         o Disgorgement provisions, which require acquirers to disgorge profits on purchases made before gaining control.

         o        Fair price provisions.

         o        Authorization of shareholder rights plans.

         o        Labor protection provisions.

         o        Mandatory classified boards.

We will vote on a case-by-case basis on the following issues:

         Fair price provisions. We will vote against provisions requiring supermajority votes to approve takeovers. We will also consider voting against proposals that require a supermajority vote to repeal or amend the provision. Finally, we will consider the mechanism used to determine the fair price; we are generally opposed to complicated formulas or requirements to pay a premium.

         Opting out of state takeover statutes regarding fair price provisions.
               We will use the criteria used for fair price provisions in general to determine our vote on this issue.

         Proposals that allow shareholders to nominate directors.

We will vote against:

         Classified boards, except in the case of closed-end mutual funds.

         Limiting shareholder ability to remove or appoint directors. We will support proposals to restore shareholder authority in this area. We will review on a case-by-case basis proposals that authorize the board to make interim appointments.

         Classes of shares with unequal voting rights.

         Supermajority vote requirements.

         Severance packages ("golden" and "tin" parachutes). We will support proposals to put these packages to shareholder vote.

         Reimbursement of dissident proxy solicitation expenses. While we ordinarily support measures that encourage takeover bids, we believe that management should have full control over corporate funds.

         Extension of advance notice requirements for shareholder proposals.

         Granting board authority normally retained by shareholders (e.g., amend charter, set board size).

         Shareholder rights plans ("poison pills"). These plans generally allow shareholders to buy additional shares at a below-market price in the event of a change in control and may deter some bids.


                                Capital Structure

Managements need considerable flexibility in determining the company's financial structure, and Pioneer normally supports managements' proposals in this area. We will, however, reject proposals that impose high barriers to potential takeovers.

Pioneer will vote for:

         Changes in par value.

         Reverse splits, if accompanied by a reduction in number of shares.

         Share repurchase programs, if all shareholders may participate on equal terms.

         Bond issuance.

         Increases in "ordinary" preferred stock.

         Proposals to have blank-check common stock placements (other than shares issued in the normal course of business) submitted for shareholder approval.

         Cancellation of company treasury shares.

We will vote on a case-by-case basis on the following issues:

         Reverse splits not accompanied by a reduction in number of shares, considering the risk of delisting.

         Increase in authorized common stock. We will make a determination considering, among other factors:

         o        Number of shares currently available for issuance;

         o Size of requested increase (we would normally approve increases of up to 100% of current authorization);

         o        Proposed use of the additional shares; and

         o Potential consequences of a failure to increase the number of shares outstanding (e.g., delisting or bankruptcy).

         Blank-check preferred. We will normally oppose issuance of a new class of blank-check preferred, but may approve an increase in a class already outstanding if the company has demonstrated that it uses this flexibility appropriately.

         Proposals to submit private placements to shareholder vote.

         Other financing plans.

We will vote against preemptive rights that we believe limit a company's financing flexibility.

Compensation
Pioneer supports compensation plans that link pay to shareholder returns and believes that management has the best understanding of the level of compensation needed to attract and retain qualified people. At the same time, stock-related compensation plans have a significant economic impact and a direct effect on the balance sheet. Therefore, while we do not want to micromanage a company's compensation programs, we will place limits on the potential dilution these plans may impose.
Pioneer will vote for:

         401(k) benefit plans.

         Employee stock ownership plans (ESOPs), as long as shares allocated to ESOPs are less than 5% of outstanding shares. Larger blocks of stock in ESOPs can serve as a takeover defense. We will support proposals to submit ESOPs to shareholder vote.

         Various issues related to the Omnibus Budget and Reconciliation Act of 1993 (OBRA), including:

         o        Amendments to performance plans to conform with OBRA;

         o Caps on annual grants or amendments of administrative features;

         o        Adding performance goals; and

         o        Cash or cash-and-stock bonus plans.

         Establish a process to link pay, including stock-option grants, to performance, leaving specifics of implementation to the company.

         Require that option repricings be submitted to shareholders.

         Require the expensing of stock-option awards.

         Require reporting of executive retirement benefits (deferred compensation, split-dollar life insurance, SERPs, and pension benefits).

         Employee stock purchase plans where the purchase price is equal to at least 85% of the market price, where the offering period is no greater than 27 months and where potential dilution (as defined below) is no greater than 10%.

We will vote on a case-by-case basis on the following issues:

         Executive and director stock-related compensation plans. We will consider the following factors when reviewing these plans:

                  o The program must be of a reasonable size. We will approve plans where the combined employee and director plans together would generate less than 15% dilution. We will reject plans with 15% or more potential dilution.

                           Dilution = (A + B + C) / (A + B + C + D), where A = Shares reserved for plan/amendment, B = Shares available under continuing plans, C = Shares granted but unexercised and D = Shares outstanding.

                  o        The plan must not:

                           Explicitly permit unlimited option repricing
                                 authority or that have repriced in the past without shareholder approval.

                           Be a self-replenishing "evergreen" plan, plans that
                                 grant discount options and tax offset payments.

         o We are generally in favor of proposals that increase participation beyond executives.

         o We generally support proposals asking companies to adopt rigorous vesting provisions for stock option plans such as those that vest incrementally over, at least, a three- or four-year period with a pro rata portion of the shares becoming exercisable on an annual basis following grant date.

         o We generally support proposals asking companies to disclose their window period policies for stock transactions. Window period policies ensure that employees do not exercise options based on insider information contemporaneous with quarterly earnings releases and other material corporate announcements.

         o We generally support proposals asking companies to adopt stock holding periods for their executives.

         All other employee stock purchase plans.

         All other compensation-related proposals, including deferred compensation plans, employment agreements, loan guarantee programs and retirement plans.

         All other proposals regarding stock compensation plans, including extending the life of a plan, changing vesting restrictions, repricing options, lengthening exercise periods or accelerating distribution of awards and pyramiding and cashless exercise programs.

         We will vote against:

         Pensions for non-employee directors. We believe these retirement plans reduce director objectivity.

         Elimination of stock option plans.

We will vote on a case-by case basis on these issues:

         Limits on executive and director pay.

         Stock in lieu of cash compensation for directors.

Corporate Governance
Pioneer will vote for:

         Confidential Voting.

         Equal access provisions, which allow shareholders to contribute their opinion to proxy materials.

         Proposals requiring directors to disclose their ownership of shares in the company.

We will vote on a case-by-case basis on the following issues:

         Change in the state of incorporation. We will support reincorporations supported by valid business reasons. We will oppose those that appear to be solely for the purpose of strengthening takeover defenses.

         Bundled proposals. We will evaluate the overall impact of the proposal.

         Adopting or amending the charter, bylaws or articles of association.

         Shareholder appraisal rights, which allow shareholders to demand judicial review of an acquisition price.

We will vote against:

         Shareholder advisory committees. While management should solicit shareholder input, we prefer to leave the method of doing so to management's discretion.

         Limitations on stock ownership or voting rights.

         Reduction in share ownership disclosure guidelines.

Mergers and Restructurings
Pioneer will vote on the following and similar issues on a case-by-case basis:

         Mergers and acquisitions.

         Corporate restructurings, including spin-offs, liquidations, asset sales, joint ventures, conversions to holding company and conversions to self-managed REIT structure.

         Debt restructurings.

         Conversion of securities.

         Issuance of shares to facilitate a merger.

         Private placements, warrants, convertible debentures.

         Proposals requiring management to inform shareholders of merger opportunities.

We will normally vote against shareholder proposals requiring that the company be put up for sale.

Mutual Funds
Many of our portfolios may invest in shares of closed-end mutual funds or exchange-traded funds. The non-corporate structure of these investments raises several unique proxy voting issues.

Pioneer will vote for:

         Establishment of new classes or series of shares.

         Establishment of a master-feeder structure.

Pioneer will vote on a case-by-case on:

         Changes in investment policy. We will normally support changes that do not affect the investment objective or overall risk level of the fund. We will examine more fundamental changes on a case-by-case basis.

         Approval of new or amended advisory contracts.

         Changes from closed-end to open-end format.

         Authorization for, or increase in, preferred shares.

         Disposition of assets, termination, liquidation, or mergers.

         Classified boards of closed-end mutual funds, but will typically support such proposals.

Social Issues
Pioneer will abstain on stockholder proposals calling for greater disclosure of corporate activities with regard to social issues. "Social Issues" may generally be described as shareholder proposals for a company to:

         Conduct studies regarding certain issues of public concern and interest;

         Study the feasibility of the company taking certain actions with regard to such issues; or

         Take specific action, including ceasing certain behavior and adopting company standards and principles, in relation to issues of public concern and interest.

We believe these issues are important and should receive management attention. Pioneer will vote against proposals calling for substantial changes in the company's business or activities. We will also normally vote against proposals with regard to contributions, believing that management should control the routine disbursement of funds.

                           PART C - OTHER INFORMATION

Item 22.  Exhibits


       (a)(1)  Agreement and Declaration of Trust.(1)
       (a)(2)  Amendement to Agreement and Declaration of Trust.(2)
       (a)(2)  Certificate of Trust.(1)
       (b)     By-Laws.(1)
       (c)     None.
       (d)(1)  Form of Management Contract - Pioneer Classic Blanced Fund.(1)
       (d)(2)  Form of Management Contract - Pioneer Florida Tax Free Income
               Fund.(1)
       (d)(3)  Form of Management Contract - Pioneer Focused Equity Fund.(1)
       (d)(4)  Form of Management Contract - Pioneer Institutional Money Market
               Fund.(1)
       (d)(5)  Form of Management Contract - Pioneer International Core Equity
               Fund.(1)
       (d)(6)  Form of Management Contract - Pioneer Government Income Fund.(2)
       (d)(7)  Form of Management Contract - Pioneer Treasury Reserves Fund.(2)
       (e)(1)  Underwriting Agreement.(2)
       (e)(2)  Dealer Sales Agreement.(1)
       (f)     None.
       (g)     Custodian Agreement.(1)
       (h)(1)  Investment Company Service Agreement.(1)
       (h)(2)  Administration Agreement.(1)
       (h)(3)  Form of Expense Limit and Reimbursement Agreement - Pioneer
               Florida Tax Free Income Fund, Pioneer International Core Equity
               Fund and Pioneer Institutional Money Market Fund.(1)
       (h)(4)  Form of Agreement and Plan of Reorganization (3)
       (i)(1)  Opinion of Counsel.(1)
       (i)(2)  Opinion of Counsel.
       (j)     Consent of Independent Registered Public Accounting Firm.(3)
       (k)     None.
       (m)(1)  Class A Distribution Plan - Pioneer Classic Balanced Fund.(1)
       (m)(2)  Class A Distribution Plan - Pioneer Florida Tax Free Income
               Fund.(1)
       (m)(3)  Class A Distribution Plan - Pioneer Focused Equity Fund.(1)
       (m)(4)  Class A Distribution Plan - Pioneer International Core Equity
               Fund.(1)
       (m)(5)  Class B Distribution Plan - Pioneer Classic Balanced Fund.(1)
       (m)(6)  Class B Distribution Plan - Pioneer Florida Tax Free Income
               Fund.(1)
       (m)(7)  Class B Distribution Plan - Pioneer Focused Equity Fund.(1)
       (m)(8)  Class B Distribution Plan - Pioneer International Core Equity
               Fund.(1)
       (m)(9)  Class C Distribution Plan - Pioneer Classic Balanced Fund.(1)
       (m)(10) Class C Distribution Plan - Pioneer Florida Tax Free Income
               Fund.(1)
       (m)(11) Class C Distribution Plan - Pioneer Focused Equity Fund.(1)
       (m)(12) Class C Distribution Plan - Pioneer International Core Equity
               Fund.(1)
       (m)(13) Class 2 Shareholder Services Plan - Pioneer Institutional Money
               Market Fund.(1)
       (m)(14) Class 3 Shareholder Services Plan - Pioneer Institutional Money
               Market Fund.(1)
       (m)(15) Class A Distribution Plan - Pioneer Government Income Fund (2)
       (m)(16) Class A Distribution Plan - Pioneer Treasury Reserves Fund (2)
       (m)(17) Class B Distribution Plan - Pioneer Government Income Fund (2)
       (m)(18) Class B Distribution Plan - Pioneer Treasury Reserves Fund (2)
       (m)(19) Class C Distribution Plan - Pioneer Government Income Fund (2)
       (m)(20) Class C Distribution Plan - Pioneer Treasury Reserves Fund (2)
       (n)(1)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer Classic Balanced
               Fund.(1)
       (n)(2)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer Florida Tax Free
               Income Fund.(1)
       (n)(3)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer Focused Equity
               Fund.(1)
       (n)(4)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer Institutional
               Money Market Fund.(1)
       (n)(5)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer International
               Core Equity Fund.(1)
       (n)(6)  Multiclass Plan Pursuant to Rule 18f-3 Plan - Pioneer Government
               Income Fund (2)
       (n)(7)  Multiclass Plan Pursuant to Rule 18f-3 Plan - Pioneer Treasury
               Reserves Fund (2)
       (o)     N/A
       (p)(1)  Code of Ethics - Pioneer Investment Management, Inc.(1)
       (p)(2)  Code of Ethics - Pioneer Funds.(1)
       (p)(3)  Code of Ethics - Pioneer Funds Distributor, Inc.(1)
       N/A     Powers of Attorney.(1)

------------------
(1) Previously filed. Incorporated herein by reference from the exhibits filed with the Registrant's Initial Registration Statement on Form N-1A (File Nos. 333-126384 and 811-21781), as filed with the Securities and Exchange Commission on July 5, 2005 (Accession no. 0001331854-05-000004).

(2)  Filed herewith.

(3)  To be filed by amendment.


Item 23.  Persons Controlled by or Under Common Control with the Fund

     None.

Item 24.  Indemnification

         Except for the Agreement and Declaration of Trust, dated June 28, 2005 (the "Declaration"), establishing the Fund as a stautory trust under Delaware law, there is no contract, arrangement or statute under which any Trustee, officer, underwriter or affiliated person of the Fund is insured or indemnified. The Declaration provides that every person who is, or has been, a Trustee or an officer, employee or agent of the Fund shall be indemnified by the Fund or the appropriate Fund series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee, officer, employee or agent and against amounts paid or incurred by him in the settlement thereof.

         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be available to Trustees, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a Trustee, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 25.  Business and Other Connections of Investment Adviser

         Pioneer Investment Management, Inc. ("Pioneer Investments") is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is an indirect, wholly owned subsidiary of UniCredito Italiano S.p.A. ("UniCredito"). Pioneer Investments manages investment companies, pension and profit sharing plans, trusts, estates or charitable organizations and other corporations or business entities.

         To the knowledge of the Fund, none of Pioneer Investments' directors or executive officers is or has been during their employment with Pioneer Investments engaged in any other business, profession, vocation or employment of a substantial nature for the past two fiscal years, except as noted below. Certain directors and officers, however, may hold or may have held various positions with, and engage or have engaged in business for, the investment companies that Pioneer Investments manages and/or other UniCredito subsidiaries.

                              OTHER BUSINESS, PROFESSION, VOCATION OR
                              EMPLOYMENT OF SUBSTANTIAL NATURE WITHIN LAST TWO
NAME OF DIRECTOR/OFFICER      FISCAL YEARS

John F. Cogan, Jr.            Of Counsel,
                              Wilmer Cutler Pickering Hale and Dorr LLP,
                              60 State Street, Boston, Massachusetts 02109

Item 26.  Principal Underwriters

        (a) Pioneer Funds Distributor, Inc. acts as principal underwriter for the following investment companies.

Pioneer America Income Trust
Pioneer Balanced Fund
Pioneer Bond Fund
Pioneer Money Market Trust
Pioneer Emerging Growth Fund
Pioneer Emerging Markets Fund
Pioneer Equity Income Fund
Pioneer Equity Opportunity Fund
Pioneer Europe Fund
Pioneer Fund
Pioneer Global High Yield Fund
Pioneer Growth Shares
Pioneer High Yield Fund
Pioneer Ibbotson Asset Allocation Trust
Pioneer Independence Fund
Pioneer International Equity Fund
Pioneer International Value Fund
Pioneer Large Cap Value Fund
Pioneer Large Cap Growth Fund
Pioneer Mid Cap Growth Fund
Pioneer Mid Cap Value Fund
Pioneer Protected Principal Trust
Pioneer Real Estate Shares
Pioneer Research Fund
Pioneer Select Equity Fund
Pioneer Select Value Fund
Pioneer Series Trust I
Pioneer Series Trust II
Pioneer Series Trust III
Pioneer Short Term Income Fund
Pioneer Small Cap Value Fund
Pioneer Small Company Fund
Pioneer Strategic Income Fund
Pioneer Tax Free Income Fund
Pioneer Value Fund
Pioneer Variable Contracts Trust

         (b)    Directors and executive officers of Pioneer
                Funds Distributor, Inc.:

                       POSITIONS AND OFFICES WITH   POSITIONS AND OFFICES WITH
       NAME            UNDERWRITER                  FUND
John F. Cogan, Jr.     Director and                 Chairman, President and
                       President                    Trustee

Steven M. Graziano     Director and Executive Vice
                       President                    None

William F. O'Grady     Director and Executive
                       Vice President               None

Scott C. Brandewiede   Senior Vice President        None

Julia Hoik             Senior Vice President        None

Natale Algiere         Senior Vice President        None

Michael B. Glenn       Senior Vice President        None

John P. Davy           Senior Vice President        None

Richard L. Sardelli    Senior Vice President        None

Mark D. Goodwin        Treasurer                    None

Dorothy E. Bourassa    Clerk                        Secretary

The principal business address of each of these individuals is 60 State Street, Boston, Massachusetts 02109-1820.

         (c)      Not applicable.

Item 27.  Location of Accounts and Records

         The accounts and records are maintained at the Fund's office at 60 State Street, Boston, Massachusetts 02109; contact the Treasurer.

Item 28.  Management Services

     Not applicable.

Item 29.  Undertakings

     Not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston and The Commonwealth of Massachusetts on the 1st day of August, 2005.


                                             PIONEER SERIES TRUST IV



                                        By:  /s/ Osbert M. Hood
                                             Osbert M. Hood
                                             Executive Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


Signature                      Title
John F. Cogan, Jr.*            Chairman of the Board              )
John F. Cogan, Jr.             and President                      )
                               (Principal Executive               )
                               Officer)                           )
                                                                  )
                                                                  )
Vincent Nave*                  Chief Financial Officer            )
Vincent Nave                   and Treasurer (Principal           )
                               Financial and Accounting           )
                               Officer)                           )
                                                                  )
                                                                  )
Trustees:                                                         )
David R. Bock*                                                    )
David R. Bock                                                     )
                                                                  )
                                                                  )
Mary K. Bush*                                                     )
Mary K. Bush                                                      )
                                                                  )
                                                                  )
John F. Cogan, Jr.*                                               )
John F. Cogan, Jr.                                                )
                                                                  )
                                                                  )
                                                                  )
/s/ Osbert M. Hood                                 August 1, 2005 )
Osbert M. Hood                                                    )
                                                                  )
                                                                  )
Margaret B. W. Graham*                                            )
Margaret B. W. Graham                                             )
                                                                  )
                                                                  )
Marguerite A. Piret*                                              )
Marguerite A. Piret                                               )
                                                                  )
                                                                  )
Stephen K. West*                                                  )
Stephen K. West                                                   )
                                                                  )
                                                                  )
John Winthrop*                                                    )
John Winthrop                                                     )
                                                                  )
                                                                  )
*By:     /s/ Osbert M. Hood                  Dated: August 1, 2005)
         Osbert M. Hood
         Attorney-in-fact

                                  EXHIBIT INDEX



Exhibit
Number       Document Title
(a)(2)  Amendment to Agreement and Declaration of Trust

(d)(6)  Form of Management Contract - Pioneer Government Income Fund

(d)(7)  Form of Management Contract - Pioneer Treasury Reserves Fund

(e)(1)  Underwriting Agreement

(i)(2)  Opinion of Counsel

(m)(15) Class A Distribution Plan - Pioneer Government Income Fund

(m)(16) Class A Distribution Plan - Pioneer Treasury Reserves Fund

(m)(17) Class B Distribution Plan - Pioneer Government Income Fund

(m)(18) Class B Distribution Plan - Pioneer Treasury Reserves Fund

(m)(19) Class C Distribution Plan - Pioneer Government Income Fund

(m)(20) Class C Distribution Plan - Pioneer Treasury Reserves Fund

(n)(6)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer Government Income Fund

(n)(7)  Multiclass Plan Pursuant to Rule 18f-3 - Pioneer Treasury Reserves Fund